As filed with the Securities and Exchange Commission on January 28, 2026

Securities Act File No. 333-284567
Investment Company Act File No. 811-23265

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Post-Effective Amendment No. 1

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 20

AIP Alternative Lending Fund A

(Exact name of Registrant as specified in Charter)

100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (610) 260-7600

Kara Fricke, Esq.
Morgan Stanley Investment Management Inc.
1633 Broadway
New York, NY 10019

(Name and address of agent for service)

COPY TO:

Allison Fumai, Esq.

Matthew Barsamian, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

AIP ALTERNATIVE LENDING FUND A
PROSPECTUS
January 28, 2026

Managed by
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572
Investment Objective. AIP Alternative Lending Fund A (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund’s investment objective is to seek to provide total return with an emphasis on current income. There can be no assurance that the Fund will achieve its investment objective.
Investment Program. The Fund seeks to achieve its investment objective by investing in alternative lending securities that generate interest or other income streams that Morgan Stanley AIP GP LP, the Fund’s investment adviser (the “Investment Adviser”), believes offer access to credit risk premium (as defined herein). Alternative lending securities are loans originated through non-traditional, or alternative, lending platforms, or securities that provide the Fund with exposure to such instruments. The “credit risk premium” is the difference in return between obligations viewed as low risk, such as high-quality, short-term government debt securities or bonds of a similar duration and risk profile, and securities issued by private entities or other entities which are subject to credit risk. The credit risk premium is positive when interest payments or other income streams received in connection with a pool of alternative lending securities, minus the principal losses experienced by the pool, exceed the rate of return for risk-free obligations. By investing in alternative lending securities, the Fund is accepting the risk that some borrowers will not repay or otherwise meet their obligations as expected in exchange for the expected returns associated with the receipt of interest payments and repayment of principal and/or other income streams by those that do. There is no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. However, the Fund seeks to benefit over the long-term from the difference between the amount of interest and principal received and/or other income streams and losses experienced. For a further discussion of the Fund’s principal investment strategies, see “Investment Program.”
The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
An investment in the Fund is not guaranteed or endorsed by a bank, is not a bank deposit or obligation thereof, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Fund involves investment risks, and you may lose money investing in the Fund.

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The shares of the Fund are not listed on an exchange, and it is not anticipated that a secondary market for the shares will develop. The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Investors should not expect that any such repurchase offer will exceed 5% of the net assets of the Fund.

•	Thus, an investment in the Fund may not be suitable for investors who may need access to the money they invest in the foreseeable future or within a specified timeframe.

•	There is no assurance that the Fund will be able to maintain a certain level of distributions.

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Distributions may be funded from offering proceeds, which may constitute a return of capital and reduce the amount of capital available for investment. See “Tax Aspects” for a discussion of the federal income tax treatment of a return of capital.

	Per Share	Total
Public Offering Price	At current net asset value	Based on current net asset value
Proceeds to the Fund[1],[2]	At current net asset value	Based on current net asset value
1	Assumes all Shares currently registered are sold in the continuous offering. Shares (as defined herein) will be offered in a continuous offering at the Fund’s then current net asset value, as described herein. The Investment Adviser may bear certain offering costs associated with the Fund’s continuous offering of Shares. Pursuant to an expense reimbursement agreement (the “Expense Reimbursement Agreement”) between the Fund and the Investment Adviser, the Fund is obligated to reimburse the Adviser for any such payments. See “Fund Expenses.”
2	As detailed in the section of this Prospectus entitled “Summary of Terms—Adviser Payments,” the Investment Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (“Intermediaries”) for the purpose of introducing a registered investment adviser (a “RIA”) to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. See “Plan of Distribution” on page 93.
Investment Adviser. Morgan Stanley AIP GP LP serves as the Fund’s investment adviser. The Investment Adviser is a limited partnership formed under the laws of the State of Delaware and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Fund pays the Investment Adviser a monthly fee of 0.0625% (0.75% on an annualized basis) of the Fund’s Managed Assets (the “Management Fee”). The Management Fee is computed based on the value of the Managed Assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). See “Management Fee.”
Leverage. The Fund or a Subsidiary (as defined below) of the Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares and/or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. In the future, the Fund may also use forms of leverage other than those described above. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. See “Leverage” and “Risk Considerations— Alternative Lending Risk Considerations—Leverage Risk.”
This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated January 28, 2026, as amended, has been filed with the Securities and Exchange Commission. The SAI and the Fund’s annual and semi-annual reports are available upon request and without charge by writing to the Fund c/o UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, WI 53212 or by calling (800) 421-7572. The SAI, the annual reports and the semi-annual reports are available free of charge on the Fund’s website at https://www.morganstanley.com/im/en-us/individual-investor/products/registered-hedge-funds/private-credit/aip-alternative-lending-fund-a.html. Information on, or accessible through, the Fund’s website is not a part of, and is not incorporated into, this Prospectus. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.
For more information about the Fund, or for Shareholder inquiries, call toll-free (888) 322-4675.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

Morgan Stanley Distribution, Inc.

Summary of Terms
The Fund
AIP Alternative Lending Fund A (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company.
Investment Objective
The Fund’s investment objective is to seek to provide total return with an emphasis on current income.
Investment Program
The Fund seeks to achieve its investment objective by investing in alternative lending securities that generate interest or other income streams that Morgan Stanley AIP GP LP, the Fund’s investment adviser (the “Investment Adviser”), believes offer access to credit risk premium (as defined herein). Alternative lending securities are loans originated through non-traditional, or alternative, lending platforms, or securities that provide the Fund with exposure to such instruments. The “credit risk premium” is the difference in return between obligations viewed as low risk, such as high-quality, short-term government debt securities or bonds of a similar duration and risk profile, and securities issued by private entities or other entities which are subject to credit risk. The credit risk premium is positive when interest payments or other income streams received in connection with a pool of alternative lending securities, minus the principal losses experienced by the pool, exceed the rate of return for risk-free obligations. By investing in alternative lending securities, the Fund is accepting the risk that some borrowers will not repay or otherwise meet their obligations as expected in exchange for the expected returns associated with the receipt of interest payments and repayment of principal and/or other income streams by those that do. There is no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. However, the Fund seeks to benefit over the long-term from the difference between the amount of interest and principal received and/or other income streams and losses experienced.
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending securities. This policy may be changed without Shareholder approval; however, you would be notified upon 60 days’ notice in writing of any changes. The Fund’s investment objective and strategy are non-fundamental and may be changed without Shareholder approval.
The alternative lending securities in which the Fund may invest are sourced through various alternative lending platforms (each, a “Platform”) as determined by the Investment Adviser. The Fund may invest in a broad range of alternative lending securities, including, but not limited to, (1) consumer loans, inclusive of specialty offerings such as education loans and elective medical loans; (2) small business loans, receivables and/or merchant cash advances, inclusive of specialty offerings such as purchasing and financing of future payment streams or asset-based financing; (3) specialty finance assets, including, but not limited to, automobile purchases, equipment finance, transportation leasing, real estate financing or private financing contracts (“PFCs”); (4) tranches of alternative lending securitizations, including, but not limited to, residual interests and/or majority-owned affiliates (MOAs); and (5) to a lesser extent, fractional interests in alternative lending securities and other types of equity, debt or derivative instruments that the Investment Adviser believes are appropriate, except that the Fund will not invest in consumer loans that are of sub-prime quality as determined at the time of investment, and the Fund will not invest 45% or more of its Managed Assets in the securities of, or loans originated by, any single Platform or group of related Platforms. The Investment Adviser makes the determination that securities purchased by the Fund are not of subprime quality based on the Investment Adviser’s due diligence of the credit underwriting policies of the originating platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular obligation, which may include employment status, income, assets, education and/or credit bureau data where available.
The Fund may also purchase bonds and other debt securities backed by a pool of alternative lending securities. While the Fund invests primarily in whole loans, the Fund may invest across various Platforms, security types, geographies and credit risk bands. The Fund’s investments are currently sourced from Platforms based in the United States. The Fund’s investments may be sourced from Platforms domiciled outside the United States, including the United Kingdom and Europe. To the extent the Fund’s investments are sourced from Platforms domiciled outside the United States, the investment limitations and requirements applicable to investments sourced from U.S. Platforms will also be applicable to such Platforms. The Fund may also invest in other investment companies that invest in alternative lending securities.
The Fund may invest in a wide variety of specialty finance assets, including but not limited to automobile purchases, equipment finance, transportation leasing, real estate financing or PFCs. To the extent the Fund invests in real estate financings, such investments are limited to real estate financings where, at the time of investment, the loan-to-value ratio of the property is less than or equal to 95%.

These investments may be structured as direct loans or as other financial instruments, including but not limited to home equity investments (“HEIs”). HEIs generally provide homeowners with cash upfront in exchange for the investor receiving a variable percentage of the future values of the residential property. HEIs are typically structured as forward purchase agreements or option purchase agreements whereby the originator, in exchange for the investment amount, acquires an option to purchase a variable percentage ownership interest in the related property, or a percentage of the increase in the value of the related property, which is realized upon the occurrence of certain enumerated realization events. An HEI typically is secured by a lien against the residential property, most commonly a second priority lien behind the primary mortgage lender. An HEI is a non-recourse obligation of the related homeowner. HEIs are generally settled in cash upon the occurrence of a realization event, such as the sale of the related property, or the refinancing of the first lien mortgage loan secured by the related property or the maturity date of the HEI (typically from 10 to 30 years), upon which date settlement is required, which could require a home sale or a refinancing. Any return on such HEIs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the related property at the time of settlement. Unlike a mortgage loan, the homeowner does not have an obligation to pay any monthly or other periodic principal or interest payments or to repay the investment amount under the HEI and the Fund would not receive any revenue (via asset appreciation) on an HEI unless a realization event occurs.
A PFC is a contract that is designed to provide upfront liquidity to individuals who hold investments in private companies in advance of a future realization event, such as an initial public offering (“IPO”) or acquisition of the private company. In exchange for the upfront liquidity, the holder of the PFC receives a secured interest in the collateral shares of the private company. PFCs are generally non-recourse to the individual and any return on such PFCs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the collateral at the time of settlement. PFCs are generally settled in cash upon the occurrence of a specified realization event, such as an IPO, tender offer by the issuer of the shares, a merger, acquisition, or other transaction. Unlike a loan, the individual does not have an obligation to pay any monthly or other periodic interest or principal payments or to repay the investment amount under the PFC, and the Fund would not receive any revenue on a PFC unless a realization event occurs.
The Fund invests primarily in unrated securities. Although the Fund’s fundamental policies described below do not permit the Fund to invest in consumer loans of sub-prime quality, unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization (“NRSRO”). The Fund may invest, without limitation, in unrated securities that may be of a credit quality comparable to securities rated below investment grade. To the extent the Fund invests directly in fractional or whole interests in alternative lending securities, such investments will not include consumer loans that are of sub-prime quality. Otherwise, the fractional or whole interests in alternative lending securities or tranches of alternative lending securitizations in which the Fund may invest may be of a credit quality comparable to securities rated below investment grade. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
The Fund may also invest in both rated senior classes of asset-backed securities as well as unrated subordinated (“residual”) interests in pools of alternative lending loans or securitizations. To the extent the Fund invests in residual interests in pools of alternative lending loans or securitizations, a small percentage of loans in the pools may include consumer loans of sub-prime quality.
The Fund has adopted the below fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding Shares of the Fund. For more information on the Fund’s stated fundamental policies, please see “Investment Policies and Practices—Fundamental Policies” in the Fund’s Statement of Additional Information.

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The Fund may not invest in consumer loans that are deemed to be of sub-prime quality at the time of investment, pursuant to guidelines developed by the Investment Adviser (described below) and implemented by the Platforms.

•	The Fund may not purchase alternative lending securities from Platforms whose primary business consists of originating sub-prime quality consumer loans.

•	The Fund may not purchase alternative lending securities deemed to be originated in emerging markets, pursuant to guidelines developed by the Investment Adviser and implemented by the Platforms.

•	The Fund may not purchase alternative lending securities from Platforms whose financial statements are not audited by a nationally recognized accounting firm and/or its international affiliates.

As described in further detail under “Alternative Lending,” an alternative lending Platform is a lending marketplace or lender other than a traditional lender such as a bank. In considering investments for the Fund, the Investment Adviser performs diligence on the Platforms from which the Fund purchases alternative lending securities. The Investment Adviser evaluates the process by which each Platform extends investments and related services to borrowers, as well as the characteristics of the investments made available through each Platform. The Fund seeks to purchase investments from a Platform that meet certain criteria (such as maturities and durations, borrower and security types, borrower credit quality and geographic locations of borrowers) and that provide broad exposure to that particular Platform’s originations. The Fund only invests in or through alternative lending Platforms that will provide the Fund with a written commitment to deliver, on an ongoing basis, individual investment-level data that is updated as often as the Fund’s current net asset value (“NAV”) per Share is calculated to reflect updated information regarding the borrower or the investment itself. The Fund only invests in investments for which the Investment Adviser can evaluate to its satisfaction the individual investment-level data related to the existence and valuation of the investments and used by the Fund for accounting purposes.
The Fund pursues its investment objective by investing primarily in alternative lending securities, either directly or through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund. These securities typically provide the Fund with exposure to investments originated by alternative lending Platforms.
The Fund invests primarily in whole loans, but also may invest, to a lesser extent, in other types of alternative lending securities, which include

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shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans or pools of whole loans (including “member-dependent payment notes” issued by some public Platforms domiciled in the United States, referred to as “fractional loans” herein);

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securities issued by special purpose entities that hold either of the foregoing types of alternative lending assets (“asset-backed securities”), including pass-through certificates and securities issued by special purpose entities that hold mortgages (“mortgage-backed securities”);

•	notes evidencing a right to payment;

•	equity or debt securities (publicly or privately offered), including warrants, of alternative lending Platforms or companies that own or operate alternative lending Platforms; and

•	derivative instruments (which may include options, swaps or other derivatives) that provide exposure to any of the investments the Fund may make directly or that hedge components of such investments.

A large portion of the Fund’s investments in securities may be unsecured and have speculative characteristics and therefore may be high risk, including the heightened risk of nonpayment of interest or repayment of principal. Such securities are not secured by any collateral, not guaranteed or insured by any third-party and not backed by any governmental authority in any way. The Fund may gain exposure directly or indirectly to securities that are unsecured, secured by a perfected security interest in an enterprise or specific assets of an enterprise or individual borrower, and/or supported by a personal guarantee by individuals related to the borrower. The securities to which the Fund gains exposure may pay fixed or variable rates of interest, may have a variety of amortization schedules, may include borrowings that do not require amortization payments (i.e., are interest-only), and may have a term ranging from less than one year to thirty years or longer. This universe of investments is subject to change under varying market conditions and as alternative lending instruments and markets evolve over time.
The Fund may, but it is not required to, use derivatives and other similar instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, forwards, swaps, options, contracts for difference (“CFDs”), structured investments and other similar instruments and techniques. The Fund may utilize foreign currency forward exchange contracts, which are also derivatives, in connection with its investments in foreign securities. Such derivative transactions may subject the Fund to increased risk of principal loss due to unexpected movements in securities prices, interest rates, foreign exchange rates, credit spreads and imperfect correlations between the value of such instruments and the underlying instruments upon which derivatives transactions are based. Further, there can be no guarantee the Fund’s hedging activities will effectively offset any adverse impact of foreign exchange, interest rates or credit spread moves.
The Investment Adviser seeks to identify attractive alternative lending securities for consideration in connection with investments by the Fund. In implementing the Fund’s investment program, the Investment Adviser has broad discretion to invest in alternative lending securities of different types and relating to a variety of borrower types and geographic regions (including regions inside and outside the United States), subject to the Fund’s stated fundamental policies. The Fund’s investments are currently sourced from Platforms based in the United States. In the future, the Fund’s investments may be sourced, without limitation, from Platforms domiciled outside or underwriting securities outside the United States, including in the United Kingdom and/or Europe (except emerging markets, as determined by the Platforms pursuant to guidelines developed by the Investment Adviser). The guidelines provide that generally, emerging market countries are countries that major international financial institutions (such as the World Bank) generally consider to be less economically mature than developed nations, such as the United States or most nations in

Western Europe. Emerging market or developing countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Within each geographic region and borrower type, the Investment Adviser has broad discretion to invest in securities that provide the Fund with a variety of exposures, including to risk and return characteristics, loan types, geographies and credit risk bands. Subject to any restrictions under applicable law (including diversification requirements under U.S. federal income tax law applicable to regulated investment companies), the Fund is not limited in terms of its exposure to any particular borrower profile or investment terms or characteristics, except as provided in the Fund’s stated fundamental policies. There is no stated limit on the percentage of assets the Fund may invest in a particular investment or the percentage of assets the Fund will allocate to any one investment type, borrower type, investment purpose, geographic region, borrower creditworthiness, term or form of security or guarantee permitted by the Fund’s fundamental policies. The Fund may, at times, focus its investments on instruments meeting one or more of these criteria.
There is currently no active secondary trading market available for many of the investments in which the Fund invests and, as a result, the Fund may often hold investments to maturity. However, the Fund may sell certain of its investments into a securitization and/or to unrelated third parties before maturity in circumstances that the Investment Adviser determines will provide the Fund with more attractive pricing, or liquidity at a more rapid pace than is expected from the amortization of the Fund’s underlying collateral or from recovery efforts on delinquent or defaulted investments.
The Fund may make investments in alternative lending securities directly or indirectly through one or more Subsidiaries. Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans or pools of whole loans, or any other security that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s exposure to alternative lending securities.
The Investment Adviser, as part of its portfolio construction process, performs diligence on the Platforms from which the Fund purchases alternative lending securities in order to evaluate both the process by which each Platform extends investments to borrowers and provides related services and the characteristics of the overall portfolio of investments made available through that Platform. As part of its diligence process, the Investment Adviser monitors on an ongoing basis the underwriting quality of each Platform through which it invests in alternative lending securities, including an analysis of the historical and ongoing “loan tapes” that often include investment underwriting data and actual payment experience for all individual investments originated by the Platform that are comparable to the investments purchased, or to be purchased, by the Fund. In addition, the Investment Adviser conducts periodic meetings with the Platforms for purposes of assessing and evaluating the underwriting quality at each Platform for each investment type. Although the Fund conducts diligence on the Platforms, the Fund generally does not have the ability to independently verify the information provided by the Platforms respecting individual investments and other alternative lending securities, other than certain payment information regarding such instruments owned by the Fund, which the Fund evaluates as payments are received. The Fund monitors the characteristics of the alternative lending securities it purchases on an ongoing basis. Once the Fund acquires an investment from a Platform, the Platform provides the Fund with certain information to enable the Investment Adviser to monitor the performance of the Fund’s overall portfolio and to determine whether such investments comply with the Fund’s investment criteria. The Fund also periodically reviews certain aspects of the Platforms’ credit models and monitor the Platforms with a view toward ensuring that sound underwriting standards are maintained over time.
The Fund will not invest in alternative lending securities deemed to be of sub-prime quality at the time of investment pursuant to guidelines developed by the Investment Adviser. “Sub-prime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that an investment has a material likelihood that it will not be repaid. These guidelines look to a number of borrower-specific factors to determine a borrower’s ability to repay an investment, such as employment status, income, assets, education and credit bureau data where available. The Fund may also invest in subordinated classes of loans or other assets, including rated or unrated equity tranches, which may include in the pool consumer loans of sub-prime quality. These investments are typically considered to be illiquid and highly speculative, as they are more sensitive to defaults and realized losses in relation to underlying assets than other tranches and are required to absorb losses before the more senior classes are required to do so. Furthermore, these investments possess credit quality similar to below investment grade securities, which are often referred to as “junk,” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Fund is not required to sell or otherwise dispose of any loan or security that loses its credit rating or has its credit rating reduced after the Fund has purchased it. The Fund will not invest in payday loans. “Payday loans” are deemed by the Investment Adviser to be a category of sub-prime unsecured consumer loans. Payday loans are typically small-dollar, short term loans that consumer borrowers promise to repay out of their next paycheck or regular income payment. Payday loans are usually priced at a fixed dollar fee, which represents the finance charge to the consumer borrower. Because these loans have relatively short terms to maturity, the cost of borrowing, when annualized, typically produces a very high annual percentage rate. Consumer borrowers who obtain payday loans frequently have limited financial capacity or blemished or insufficient credit histories that limit their access to lower cost borrowing alternatives. Determinations as to the eligibility of investments for purchase by the Fund are made pursuant to guidelines developed by the Investment Adviser and implemented by the Platforms.
The Fund may also pursue its investment objective by investing in equity or debt securities issued by real estate investment trusts (“REITs”), pooled investment vehicles that invest in REITs, or through real estate mortgage investment conduits (“REMICs”). REITs and REMICs are pooled real estate investment vehicles that own, and typically operate, certain qualified real estate and real estate-related assets. By investing in REITs indirectly through the Fund, an investor will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of REITs. REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. An exchange-traded REIT is generally more liquid than a REIT that is not traded on a securities exchange. The Fund may invest in both exchange-traded and privately-traded REITs.
The Fund may invest in REITs and REMICs, which invest in and own real estate directly, and generally invest a majority of their assets in income-producing properties to generate cash flow from rental income and gradual asset appreciation. REITs and REMICs can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. REITs and REMICs may also invest in non-income producing properties or real-estate related assets.
Leverage
The Fund or a Subsidiary of the Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks and/or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares and/or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. In addition, the Fund may engage in investment management techniques other than those noted above that may have similar effects as leverage, including, among others, forward foreign currency exchange contracts, futures contracts, call and put options (including options on futures contracts, swaps, bonds, stocks and indexes), swaps (including credit default, index, basis, total return, volatility and currency swaps), forward contracts, loans of portfolio securities, when-issued, delayed delivery or forward commitment transactions and other derivative instruments. In the future, the Fund or a Subsidiary of the Fund may also use forms of leverage other than those described above.
The Fund or a Subsidiary of the Fund may incur leverage to the extent permitted by the 1940 Act. As a result, the Fund will (i) not incur indebtedness unless immediately after it incurs debt it has “asset coverage” of at least 300% of the aggregate outstanding principal amount of the indebtedness and (ii) limit the total aggregate liquidation value and outstanding principal amount of any preferred stock and debt securities or borrowings to 50% or less of the amount of the Fund’s Managed Assets (including the proceeds of debt securities or borrowings and preferred stock) less liabilities and indebtedness not represented by the Fund’s debt securities or borrowings and preferred stock, each in accordance with the requirements of the 1940 Act. The Fund has no present intention to issue preferred stock during the 12-month period following the date of this registration statement. If at any time the Fund’s asset coverage for all borrowings falls below the levels permitted by the 1940 Act, the Fund will, within three business days, decrease its borrowings to the extent required. To make such payments, the Fund may be forced to sell portfolio securities when it is not otherwise advantageous to do so. At times when the Fund’s borrowings are substantial, the interest expense to the Fund may result in the Fund having little or no investment income. The use of leverage by borrowing creates the potential for greater gains to shareholders of the Fund during favorable market conditions and the risk of magnified losses during adverse market conditions.
The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time. In addition, the Fund or a Subsidiary of the Fund may borrow for temporary, emergency or other purposes as permitted by the 1940 Act. The Fund will comply with the limitations on leverage imposed by the 1940 Act on a combined aggregate basis with its Subsidiaries. In addition, to the extent applicable to the investment activities of a Subsidiary, the Fund and the Subsidiary will comply with the same fundamental investment restrictions on an aggregate basis and will follow the same compliance policies and procedures as the Fund.
There can be no assurance that the Fund’s leverage strategy will be successful or that the Fund will be able to use leverage at all. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns, and potentially distributions, to Shareholders (as defined below). For these reasons, the use of leverage for investment purposes is considered a speculative investment practice. Any such leveraging by the Fund or a Subsidiary of the Fund would be subject to the limitations of the 1940 Act, including the prohibition on the Fund issuing more than one class of senior securities representing indebtedness, and asset coverage requirements, as applicable.
Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. The use of leverage is subject to risks and would cause the Fund’s NAV to be more volatile than if leverage were not used. For example, a rise in short-term interest rates might cause the Fund’s NAV to decline more if the Fund were using leverage than if the Fund were not using leverage.

A reduction in the Fund’s NAV may cause a reduction in the market price of its Shares. The use of leverage also may cause greater volatility in the level of the Fund’s market price and distributions on the Shares.
The Fund pays the Investment Adviser a Management Fee based on a percentage of Managed Assets. Managed Assets include the proceeds realized from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. If the Fund uses leverage, the amount of fees paid to the Investment Adviser for management services will be higher than if the Fund does not use leverage because the Management Fee paid is calculated based on the Managed Assets, which include assets purchased with leverage. Therefore, the Investment Adviser has a financial incentive to use leverage, which creates a conflict of interest between the Investment Adviser and the investors purchasing Shares in the Fund (“Shareholders”), as only the Shareholders would bear the fees and expenses incurred through the Fund’s use of leverage. The Investment Adviser will base its decision regarding whether and how much to leverage the Fund solely on its assessment of whether such use of leverage will advance the Fund’s investment objective. The Investment Adviser periodically reviews the Fund’s performance and use of leverage with the Board of the Fund.
For a further discussion of the special risks the use of leverage creates for Shareholders, see “Risks—Leverage Risk.”
Alternative Lending
Alternative lending, which may include peer-to-peer lending, online lending or marketplace lending, describes a method of financing whereby borrowers and investors are matched via alternative lending Platforms to source credit transactions, reducing the role of more traditional financial institutions, such as commercial banks, from the process. These Platforms, which generally use multi-level credit and risk rating models to assess the creditworthiness of borrower members, typically match consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to grant the Platforms access to certain financial information, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and/or home ownership status, or, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective whole loan investors. The Platforms will often charge fees to borrowers or investors to cover these screening and administrative costs. Based on this screening process and other relevant information, the Platform usually assigns its own credit rating to the borrower and sets an interest rate and terms for the requested borrowing. Platforms will then either match the borrowing requests with investors (or, in some cases, post the borrowing requests online for prospective lending members to assess and choose from) based on the returns the loans are expected to yield less any servicing or origination fees charged by the Platform or others involved in the lending arrangement, the terms of the loans, the background data the Platform provides respecting the borrowers and the credit rating assigned by the Platform. In some cases, a Platform partners with a bank, which may be a third party or an affiliated entity, to originate a loan to a borrower, after which the bank sells the loan to the Platform; alternatively, some Platforms may originate loans themselves. Some investors, including the Fund, may not review the particular characteristics of the individual loans in which they invest at the time of investment, but rather negotiate in advance with Platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the Platforms to collect and verify certain information about each loan or HEI and prospective obligors and/or applicable collateral.
Prospective borrowers may supply a variety of information regarding the purpose of the loan or HEI, income, occupation and employment status, as well as information with respect to the residential property for HEI investments, that may be included in the Platforms’ underwriting. As a general matter, the Platforms may not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the Platforms, including their intentions for the use of proceeds. As a general matter, the Platforms may not verify any statements by prospective borrowers as to how proceeds are to be used nor confirm after funding how proceeds were used. To the extent false, misleading or incomplete information was supplied, it could adversely affect the Fund’s income and distributions to Shareholders.
The Fund is dependent on the Platforms to collect and verify certain information about each loan or HEI and prospective obligors and/or applicable collateral. Prospective borrowers supply a variety of information regarding the purpose of the loan, income, occupation and employment status to the Platforms. As a general matter, the Platforms do not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the Platforms, including their intentions for the use of the proceeds. Once the Fund acquires a loan from a Platform, the Platform provides the Fund with certain information to enable the Investment Adviser to monitor the performance of the Fund’s overall portfolio and to determine whether such loans comply with the Fund’s investment criteria. The information provided by the Platform may include general geographic information, FICO scores, income and summary aggregate data, but such information may vary between Platforms. The Fund will generally not receive a borrower’s name, zip code, payment history, bank account information, or other more specific borrower information, all of which may be collected by the Platforms during the underwriting process.

Whole Loans. The Fund invests primarily in whole loans. When the Fund invests directly or indirectly in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a whole loan purchase agreement directly from the Platform or its affiliate. In exchange for a servicing fee, the Platform or a third-party servicer typically continues to service the loans that it originates, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund. The servicing entity typically will make all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund expects to engage a backup servicer in case any Platform or affiliate of the Platform ceases to exist or fails to perform its servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be entitled to recover any deficiency of principal or interest from the Platform if the underlying borrower defaults on its payments due with respect to a loan, except under very narrow circumstances, which may include fraud by the borrower in some cases. As described above, the whole loans in which the Fund may invest may be secured or unsecured.
Shares, Certificates, Notes or Other Securities. The Fund may also invest directly or indirectly in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans (“fractional loans”) or pools of whole loans. The Platform (or any separate special purpose entity organized by or on behalf of the Platform) may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the Platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also be participation notes or fractional loans. These securities may be sold through registered public offerings or through unregistered private offerings.
Equity Securities. The Fund may invest directly or indirectly in public or private equity securities issued by alternative lending Platforms or companies that own or operate alternative lending Platforms (or their affiliates), including common stock, preferred stock, convertible stock and/or warrants. For example, the Fund may invest in securities issued by a Platform, which may provide the Platform with the financing needed to support its lending business. An equity interest in a Platform or related entity represents ownership in such company, which may provide voting rights and entitle the Fund, as a shareholder, to a share of the company’s success through dividends and/or capital appreciation. The Fund may also invest directly or indirectly in equity securities of both foreign and U.S. small and mid-cap companies. The equity investments in which the Fund may invest include common stock, preferred stock, rights and warrants and convertible securities.
Debt Securities. The Fund may invest directly or indirectly in debt securities (including loans) issued by alternative lending Platforms or companies that own or operate alternative lending platforms. The Fund may have exposure to the debt securities of U.S. or foreign issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Investment Adviser to be of comparable quality (debt securities that are below investment grade are commonly called “junk bonds”). Debt securities are fixed or variable/floating-rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Debt is generally used by corporations, individuals, governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Some debt securities are “perpetual” in that they have no maturity date. The Fund has no limits as to the maturity of debt securities in which it invests directly or indirectly. Such investments may be within any maturity range (short, medium or long) depending on the Investment Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers. A debt investment made by the Fund could take the form of a loan, convertible note, credit line or other extension of credit made by the Fund to a Platform operator. The Fund would be entitled to receive interest payments on its investment and repayment of the principal at a set maturity date or otherwise in accordance with the governing documents.
Asset-Backed Securities. The Fund may invest in asset-backed securities, which are bonds and other debt securities backed by, or residual equity interests in, pools of alternative lending securities. These investments include bonds or other debt securities issued by special purpose vehicles (“SPVs”) established solely for the purpose of holding alternative lending debt securities and issuing securities (“asset-backed securities”) secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of loans originated by a particular Platform. The SPV may enter into a service agreement with the operator or a related entity to ensure continued collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred. The Fund may invest in both rated senior classes of asset-backed securities as well as residual classes of pools of alternative lending securities. The subordinated classes of alternative lending securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.

The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes will be entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates.
Payments of principal and interest on such bonds and debt securities are dependent upon the cash flows generated by the underlying loans, and therefore these investments are subject to the same types of risks as direct investments in alternative lending securities.
Other Asset-Backed Securities. The Fund may invest in, and may sell certain of its alternative lending-related investments to, securitization vehicles formed by alternative lending platforms or third parties for the purpose of acquiring alternative lending-related investments and issuing securities the payments on which are funded by payments received on such entities’ underlying investments. Such asset-backed securities, including mortgage-backed securities, may be issued in different tranches of debt and residual equity interests with different rights and preferences. The Fund may hold any tranche of such asset-backed securities. The volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as more active and reliable secondary market develops over time.
Specialty Finance Assets. The Fund may invest in a wide variety of specialty finance assets, including but not limited to automobile purchases, equipment finance, transportation leasing, real estate financing or PFCs. These investments may be structured as direct loans or as other financial instruments, including but not limited to home equity investments (“HEIs”). HEIs generally provide homeowners with cash upfront in exchange for the investor receiving a variable percentage of the future values of the residential property. HEIs are typically structured as forward purchase agreements or option purchase agreements whereby the originator, in exchange for the investment amount, acquires an option to purchase a variable percentage ownership interest in the related property, or a percentage of the increase in the value of the related property, which is realized upon the occurrence of certain enumerated realization events. An HEI typically is secured by a lien against the residential property, most commonly a second priority lien behind the primary mortgage lender. An HEI is a non-recourse obligation of the related homeowner. HEIs are generally settled in cash upon the occurrence of a realization event, such as the sale of the related property, or the refinancing of the first lien mortgage loan secured by the related property or the maturity date of the HEI (typically from 10 to 30 years), upon which date settlement is required, which could require a home sale or a refinancing. Any return on such HEIs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the related property at the time of settlement. Unlike a mortgage loan, the homeowner does not have an obligation to pay any monthly or other periodic principal or interest payments or to repay the investment amount under the HEI and the Fund would not receive any revenue (via asset appreciation) on an HEI unless a realization event occurs.
Real Estate-Related Assets. The Fund may invest in real estate-related assets, including but not limited to equity, debt, derivatives, such as options, swaps, warrants, futures, and forwards, and other securities secured by a present or future interest in real property. The Fund may hold these investments through many vehicles, including Real Estate Investment Trusts (“REITs”) and Real Estate Mortgage Investment Conduits (“REMICs”) and real estate-linked derivative instruments, including options, swaps, futures, forwards or other derivative instruments. See “Additional Risks–Derivatives.” Tax consequences for Shareholders and the Fund depend on the vehicle in which the investments are held. Various factors will influence the vehicle selection, including tax, administrative, and operational considerations.
Distributions
The Fund intends to declare and pay distributions of all or a portion of its net investment income on a quarterly basis and to distribute any realized capital gains at least annually. In addition, such distributions may include a return of capital.
Various factors will affect the level of the Fund’s income, including the asset mix and average maturity of the Fund’s portfolio, the amount of leverage utilized by the Fund and the cost of such leverage and the Fund’s use of hedging. To permit the Fund to maintain a more stable quarterly distribution, the Fund may distribute less than the entire amount of net investment income earned in a particular period. Any such undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarterly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be included in the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.
The Fund may make distributions in a taxable year that are in excess of the Fund’s current and accumulated “earnings and profits,” as determined for federal tax purposes. Any such excess is treated for tax purposes as a “return of capital.” Such a return of capital generally represents a return of a Shareholder’s investment rather than a distribution of earnings from investment activities. A return of capital would not be currently taxable to a Shareholder to the extent of the tax basis in their Shares. However, such a return of capital distribution will reduce the tax basis of Shares (but not below zero) and any amount in excess of the tax basis would generally be treated as capital gain. Such a reduction in tax basis would generally result in additional gain (or a lower loss), for tax purposes, when Shares are subsequently sold. As a result, a Shareholder receiving a return of capital will be more likely to have, or to have a greater amount of, a future taxable gain. Each year, information will be provided regarding the character of distributions for federal tax purposes, including amounts treated as returns of capital. See “Distribution Policy.”
Unless a Shareholder elects otherwise, all distributions will be automatically reinvested (net of applicable withholding tax) in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan (“DRIP”). For U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the DRIP in additional Shares of the Fund. A Shareholder whose distributions are reinvested in Shares under the DRIP generally will be treated as having received a dividend equal to the fair market value of the additional previously authorized but unissued Shares from the Fund (“Newly Issued Shares”) issued to the Shareholders if Newly Issued Shares are issued under the Plan. See “Automatic Dividend Reinvestment Plan.”
The Offering
The Fund is offering on a continuous basis through Morgan Stanley Distribution, Inc. (the “Distributor”) shares of beneficial interest (“Shares”). Shares are offered in a continuous offering at the Fund’s NAV per Share. See “Purchases of Shares.” Shares may be purchased as of the first business day of each month at the Fund’s then current NAV per Share from the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. The Distributor is an affiliate of the Investment Adviser. See “Calculation of Net Asset Value” and “Plan of Distribution.” Shareholders will not be charged a sales load.
Board of Trustees
The Fund has a Board of Trustees (each member a “Trustee” and, collectively, the “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Investment Adviser’s implementation of the Fund’s operations and investment program. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Investment Adviser. See “Management of the Fund.”
The Investment Adviser
Morgan Stanley AIP GP LP serves as the Fund’s investment adviser (the “Investment Adviser”). The Investment Adviser is a limited partnership formed under the laws of the State of Delaware. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Investment Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.
The day-to-day portfolio management, short-term cash management and operations of the Fund are the responsibility of Mark L.W. van der Zwan, Chief Investment Officer and head of the AIP Hedge Fund Team; Ken Michlitsch, Managing Director and Portfolio Manager; Jarrod Quigley, Managing Director and Portfolio Manager; and Johan Detter, Executive Director and Portfolio Manager, subject to oversight by the Board of Trustees. See “Management of the Fund.”
Management Fee
In consideration of the advisory and other services provided by the Investment Adviser to the Fund, the Fund pays the Investment Adviser a monthly fee of 0.0625% (0.75% on an annualized basis) of the Fund’s Managed Assets (the “Management Fee”). The Management Fee is computed based on the value of the Managed Assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month).
Adviser Payments
The Investment Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (“Intermediaries”) for the purpose of introducing a RIA to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. Such payments are made quarterly by the Investment Adviser. The payments made by the Investment Adviser may be based on the NAV of the Fund as determined by the Investment Adviser. The amount of these payments is determined from time to time by the Investment Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.1875% of the average NAV of the outstanding Shares beneficially owned over the applicable quarter (0.75% on an annualized basis) by clients of the RIA by virtue of the efforts of such Intermediary.

With respect to each Intermediary that may receive such payments, the Investment Adviser may pay from its own funds, an amount not to exceed on an annual basis 0.75% of the NAV of the Fund attributable to each client of each such RIA who invests in the Fund. A portion of this payment may be paid through to the responsible professional of the Intermediary for the introduction of such RIA to the Fund. This payment may be made as long as a client of such RIA is invested in the Fund.
The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Investment Adviser’s own funds and not as an additional charge to the Fund, may provide such Intermediaries and/or their salespersons with an incentive to encourage RIAs to enter into arrangements to recommend Shares of the Fund, and funds whose affiliates make similar compensation available, over arrangements to recommend shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation, or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that RIAs continue to recommend Fund Shares instead of recommending different investment options to their clients. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund. See “Adviser Payments.”
Fees and Expenses
The Fund (and thus indirectly the Shareholders) bears all expenses incurred in the business of the Fund, as well as certain ongoing costs associated with the Fund’s continuous offering of Shares (mostly printing expenses) described in this Prospectus. See “Summary of Fees and Expenses” and “Fund Expenses.”
U.S. Bancorp Fund Services, LLC (“USBFS”), as Fund administrator, performs certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays USBFS an annual fee calculated based upon the aggregate monthly total assets of the Fund, subject to a minimum monthly fee, and reimburses certain of USBFS’s expenses.
Dividends reinvested through the Fund’s Dividend Reinvestment Plan will increase the Fund’s Managed Assets and average net assets on which the Management Fee and administration fees, respectively, are payable to the Investment Adviser and Fund administrator.
Valuation
The Fund uses a third party valuation agent to aid in determining the fair value of investments on a monthly basis. The valuation agent utilizes current individual loan data that includes both loan terms and borrower characteristic details obtained from the Platforms. The valuation agent utilizes this data applying a proprietary statistical model to estimate expected prepayment, charge-off and recovery. The model also considers the competing risk framework that the borrower may prepay the debt at any time. The third-party valuation agent reports these valuations at group levels (called “cohorts” that typically contain loans with similar contractual terms and issuer-ratings) of such debt with comparable personal and financial characteristics (e.g., coupon, tenor, platform internal rating, etc.) using a discounted cash flow model. There is no assurance that the Fund could sell a portfolio security for the value established for it at any time, and it is possible that the Fund would incur a loss because a portfolio security is sold at a discount to its established value. If securities are mispriced, Shareholders could lose money upon redemption or could pay too much for Shares purchased. See “Calculation of Net Asset Value” and “Valuation Risk.”
Potential Conflicts of Interest
The investment activities of the Investment Adviser and its affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. Morgan Stanley, an affiliate of the Investment Adviser, is a diversified global financial services firm involved in a broad spectrum of financial services and asset management activities and may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Fund or its Shareholders. See “Potential Conflicts of Interest.”
Purchase of Shares
The minimum initial investment in the Fund by an investor is $25,000. Additional investments in the Fund must be made in a minimum amount of $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Investment Adviser or their affiliates) at the discretion of the Fund or the Investment Adviser. Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described below) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Investment Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions.

The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.
The Fund may accept initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds as of the applicable purchase date). An investor who misses one or both of these deadlines may have the effectiveness of its investment in the Fund delayed until the following month.
Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.
Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Additional Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”
Investor Suitability
An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund’s portfolio is expected to be substantially illiquid. Investors have no right to require the Fund to redeem their Shares in the Fund. See “Additional Risks—Closed-End Fund; Liquidity Risks.”
In addition, Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases and Transfers of Shares—Repurchases of Shares.”
Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions
The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.
A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, the Fund’s Shares are not transferable, and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited and, potentially, no liquidity of the Shares and should be viewed as a long-term investment. See “Additional Risks—Closed-End Fund; Liquidity Risks.”
Repurchases of Shares by the Fund
The Fund does not currently intend to list its Shares on any securities exchange and does not expect a secondary market in the Shares to develop. As a result, if you purchase Shares, your ability to sell your Shares will be limited.
No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally apply to approximately 5% to 25% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Investment Adviser. The Investment Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. The Fund has no obligation to repurchase Shares at any time; however, in the event that it does repurchase Shares, there is no guarantee that the Fund will offer to repurchase Shares in an amount exceeding 5% of its net assets. Shareholders who tender Shares may not have the total amount of their Shares repurchased by the Fund in a given period or over multiple periods. Thus, investors should consider the Fund to be an illiquid investment. Each repurchase offer will generally commence approximately 90 days prior to the applicable repurchase date.
If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law, including prioritizing for non-proration Shareholders with account balances at or below a specified level that submit a full tender request. Accordingly, Shareholders who tender Shares may not have the total amount of those Shares repurchased by the Fund in a given period or over multiple periods.
The Fund also has the right to repurchase at NAV all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase a Shareholder’s Shares if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust. The Fund also has the right at any time to repurchase at NAV the Shares of a Shareholder, or any person acquiring Shares through a Shareholder, in accordance with the Agreement and Declaration of Trust and Section 23 of the 1940 Act and any applicable rules thereunder, including Rule 23c-2. The repurchase of Shares by the Fund may be a taxable event to Shareholders.
Reports to Shareholders
The Fund furnishes to Shareholders, as soon as practicable after the end of each calendar year, information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund prepares, and transmits to Shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on at least a quarterly basis regarding the Fund’s operations during each quarter.
Term
The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Fund’s organizational documents.
Special Risk Considerations
An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a Shareholder’s investment. Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. For a complete discussion of the risks of investing in the Fund, see “Risk Considerations” and “Additional Risks.”
Economies and financial markets worldwide have recently experienced periods of increased volatility, uncertainty, distress, government spending, inflation and disruption to consumer demand, economic output and supply chains. To the extent these conditions continue, the risks associated with an investment in the Fund, including those described below, could be heightened and the Fund’s investments (and thus a shareholder’s investment in the Fund) may be particularly susceptible to sudden and substantial losses, reduced yield or income or other adverse developments. The occurrence, duration and extent of these or other types of adverse economic and market conditions and uncertainty over the long term cannot be reasonably projected or estimated at this time.
Loans may carry risk and be speculative. Loans are risky and speculative investments. The loans are obligations of the borrower and depend entirely for payment on receipt of payments by a borrower. If a borrower fails to make any payments, the amount of interest payments received by the Fund will be reduced. Many of the loans in which the Fund invests are unsecured personal loans. However, the Fund may invest in business and specialty finance, including secured loans. If borrowers do not make timely payments of the interest due on their loans, the yield on the Fund’s Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Fund’s NAV will decrease. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant volatility in credit markets, historically have created a difficult environment for companies in the lending industry. Many factors may have a detrimental impact on the Platforms’ operating performance and the ability of borrowers to pay principal and interest on loans. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.
Risks related to alternative lending securities include:
Prepayment Risk. Borrowers may have the option to prepay all or a portion of the remaining principal amount due under a borrower loan at any time without penalty. In the event of a prepayment of the entire remaining unpaid principal amount of a borrower loan in which the Fund invests, the Fund will receive such prepayment but further interest will not accrue on such loan after the date of the prepayment. If the borrower prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on the prepaid portion, and the Fund will not receive all of the interest payments that it expected to receive.
When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund may have to invest the proceeds in loans or other securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation), as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Fund will generally be at lower rates of return than the return on the assets that were prepaid, which may result in a decline in the Fund’s income and distributions to Shareholders. Prepayment reduces the yield to maturity and the average life of a loan or other security.
Interest Rate Risk. Interest rate risk is the risk that investments will decline in value because of changes in market interest rates. When interest rates rise the market value of a loan or other debt securities generally will fall, and when interest rates fall the market value of such securities generally rise. The Fund’s investment in such securities means that the NAV and market price of the Shares may decline if market interest rates rise. The Fund may face a heightened level of interest rate risk in times of monetary policy change and/or uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates. A changing interest rate environment increases certain risks, including the potential for periods of volatility, increased redemptions, shortened durations (i.e., prepayment risk) and extended durations (i.e., extension risk). Investments in loans or other debt securities with long-term maturities may experience significant price declines if long-term interest rates increase. This is known as maturity risk. The value of the Fund’s investments in common shares or other equity securities may also be influenced by changes in interest rates.
Investments in variable rate loans or other debt instruments, although generally less sensitive to interest rate changes than longer duration fixed rate instruments, may nevertheless decline in value in response to rising interest rates if, for example, the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Conversely, variable rate instruments will not generally increase in value if interest rates decline. Synthetic variable rate debt instruments include the additional risk that the derivatives transactions used to convert a fixed interest rate into a variable interest rate may not work as effectively as intended, such that the Fund is worse off than if it had invested directly in variable rate debt instruments. Inverse variable rate debt securities may also exhibit greater price volatility than a fixed-rate debt obligation with similar credit quality. To the extent the Fund holds variable rate instruments, a decrease (or, in the case of inverse variable rate securities, an increase) in market interest rates will adversely affect the income received from such securities and the NAV of the Shares.
Default Risk. Loans have substantial vulnerability to default in payment of interest and/or repayment of principal. In addition, at times the repayment of principal or interest may be delayed. Certain of the loans in which the Fund may invest have large uncertainties or major risk exposures to adverse conditions, and should be considered to be predominantly speculative. Loan default rates may be significantly affected by economic downturns or general economic conditions beyond the Fund’s control. In particular, default rates on loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, currency values, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. The significant downturn in the global economy that occurred several years ago caused default rates on consumer loans to increase.
The default history for loans may differ from that of the Fund’s investments. Loan losses (which may include both defaults and charge-offs) may differ across Platforms and by loan type. Platforms in which the Fund invests may experience significant cumulative loan losses, particularly for lower-rated, higher risk loans. The default history for loans sourced via Platforms may be limited, actual defaults may be greater than indicated by historical data and the timing of defaults may vary significantly from historical observations. Generally, in a rising interest rate environment, default rates may increase compared to their historical averages. The Platforms make payments ratably on an investor’s investment only if they receive the borrower’s payments on the corresponding loan. If the Platforms do not receive payments on the corresponding loan related to an investment, the investor will not be entitled to any payments under the terms of the investment. Further, investors may have to pay a Platform an additional servicing fee for any amount recovered on a delinquent loan and/or by the Platform’s third-party collection agencies assigned to collect on the loan. The Fund may be limited in its ability to recover any outstanding principal and interest under the loans because substantially all of the loans may be unsecured or undercollateralized, the loans will not be guaranteed or insured by any third-party or backed by any governmental authority, legal enforcement of the loans may be impracticable due to the relatively small size of the loans and the Fund will not have the ability to directly enforce creditors’ rights under the loans.
If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Fund’s NAV will decrease. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant volatility in credit markets, historically have created a difficult environment for companies in the lending industry. Many factors may have a detrimental impact on the Platforms’ operating performance and the ability of borrowers to pay principal and interest on loans. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.
The interest rate, timing of payments or the overall amount to be repaid, of a loan the Fund holds may be altered in the discretion of the loan servicer or by operation of law or regulation. This risk may be particularly acute during periods of market dislocation. Any such modification could adversely affect Fund performance by, among other things, delaying the receipt of payments, reducing the overall amount to be repaid by the borrower, or otherwise lowering the value of the credit. The Fund will typically have no ability to modify loans itself or to limit the authority of the servicing entity to do so.
Credit Risk. Credit risk is the risk that a borrower or an issuer of a debt security or preferred stock, or the counterparty to a derivatives contract, will be unable to make interest, principal, dividend, or other payments when due. In general, lower rated securities carry a greater degree of credit risk. If rating agencies lower their ratings of securities in the Fund’s portfolio or if the credit standing of borrowers of loans in the Fund’s portfolio decline, the value of those obligations could decline. In addition, the underlying revenue source for a debt security, a preferred stock or a derivatives contract may be insufficient to pay interest, principal, dividends or other required payments in a timely manner. Because a significant primary source of cash available for income distributions by the Fund is the interest, principal and other payments on loans in which it invests, any default by a borrower could have a negative effect on the Fund’s ability to pay dividends on Shares and/or cause a decline in the value of Fund assets. Even if the borrower or issuer does not actually default, adverse changes in the borrower’s or issuer’s financial condition may negatively affect the borrower’s or issuer’s credit ratings or presumed creditworthiness. These developments would adversely affect the market value of the borrower’s or issuer’s obligations or the value of credit derivatives if the Fund has sold credit derivatives.
Risk of Unsecured Loans. Many of the Fund’s investments are associated with loans that are unsecured obligations of borrowers. This means that the investments are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and typically not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to sell the holder’s rights to principal or interest recovered at a discount to face value, or to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally needs to rely on the efforts of the Platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending Platform and the right to receive principal and interest payments due on whole loans, participation notes or fractional loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.
Competition and Risks of Locating Suitable Investments; Ramp-Up Period. The success of the Fund depends on the Investment Adviser’s ability to identify and make suitable investments. The business in which the Fund operates, however, is highly competitive, rapidly changing and involves a high degree of risk. The Fund competes with a number of other sources of capital having an investment objective similar to those of the Fund. Some of the Fund’s competitors may have higher risk tolerance or different risk assessments. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than the Fund is able to. The Fund may lose investment opportunities if it does not match its competitors’ pricing and terms. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act and other regulations impose on it as a closed-end fund. Furthermore, there is a risk that the Fund will not be able to deploy its capital or reinvested capital in a timely or efficient manner given the increased demand for suitable loans. The rate of reinvestment of such capital would be contingent on the availability of suitable inventory at that time. The Fund may be unable to find a sufficient number of attractive loans to meet its investment objective.
The Fund depends on the Platforms’ ability to attract and identify sufficient borrower members to meet investor demand. If there are not sufficient qualified investment requests from borrowers, the Fund may be unable to deploy or reinvest its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policy, all of which generally offer lower returns than the Fund’s target returns from investments. The Fund invests cash held in cash deposits, cash equivalents and fixed income instruments for cash management purposes. Interim cash management is likely to yield lower returns than the expected returns from investments.

While the Fund expects it will be able to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending securities and other securities that meet the Fund’s investment objective and policies within three months after the receipt of proceeds from the offering, there are no assurances that there will be sufficient suitable investments in which to invest the Fund’s proceeds within this time frame. Moreover, there can be no assurance as to how long it will take for the Fund to invest any or all of the net proceeds of the offering, if at all, and the longer the period the greater the likelihood that the Fund’s performance will be materially adversely affected.
Platform Risk. The Fund is highly dependent on the Platforms for investment data, origination, sourcing and servicing. The interest rates on loans and/or pricing terms of instruments are generally fixed by the Platforms on the basis of an analysis of the borrower’s credit and/or any applicable collateral. The analysis is done through credit decisions and scoring models that may prove to be inaccurate, be based on false, misleading or inaccurate information, be subject to programming or other errors and/or be ineffective entirely. Further, the Fund’s Investment Adviser may not be able to perform any independent follow-up verification on borrowers. As a general matter, borrowers assessed as having a higher risk of default are assigned higher rates or less favorable pricing. The Fund’s investment in any direct loan or similar instrument is not protected by any government guarantee.
The Platforms are for-profit businesses; they typically generate revenue by collecting a one-time fee on funded investments from borrowers or investors, by selling assets at a premium and/or by assessing a servicing fee to investors such as the Fund (typically a fixed amount annually, a percentage of the asset amount or a percentage of cash flows). Bankruptcy of the Platform that facilitated an investment may also put the Fund’s investment at risk. An investor may become dissatisfied with the Platform’s marketplace if a product underlying its investment is not repaid and/or it does not receive full payment. As a result, such Platform’s reputation may suffer and the Platform may lose investor confidence, which could adversely affect investor participation on the Platform’s marketplace. When transacting on certain Platforms, the Fund may be required to advance cash to be held in a clearing account for a short time before the alternative lending security is transferred to the Fund in return for an irrevocable right to receive a loan or other instrument from a Platform. In the event of the bankruptcy or insolvency of the Platform, the Fund may sustain losses and/or experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund will engage a backup servicer in the event that any Platform or servicing affiliate of the Platform ceases to exist or fails to perform its servicing functions.
The Platforms have encountered and will continue to encounter risks, uncertainties, expenses and difficulties, including: navigating complex and evolving regulatory and competitive environments; increasing the number of borrowers and investors utilizing their marketplace; increasing the volume of investments facilitated through their marketplace and transaction fees received for matching borrowers and investors through their marketplace; entering into new markets and introducing new products; continuing to revise the marketplace’s proprietary credit decisions and scoring models; continuing to develop, maintain and scale their Platforms; effectively using limited personnel and technology resources; effectively maintaining and scaling their financial and risk management controls and procedures; maintaining the security of the Platform and the confidentiality of the information provided and utilized across the Platform; and attracting, integrating and retaining an appropriate number of qualified employees. If Platforms are not able to effectively address these requirements in a timely manner, the Platforms’ businesses and the results of their operations may be harmed, which may reduce the possible available investments for the Fund.
Multiple banks may originate investments for the Platforms. If such a bank were to suspend, limit or cease its operations, or a Platform’s relationship with a bank were to otherwise terminate, such Platform may need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning originations to a new funding bank may result in delays in the issuance of investments or may result in a Platform’s inability to facilitate investments. If a Platform is unable to enter in an alternative arrangement with a different funding bank, the Platform may need to obtain a state license in each state in which it operates in order to enable it to originate investments, as well as comply with other state and federal laws, which would be costly and time-consuming. If a Platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide investments could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the Platforms that originate the Fund’s investments. If such Platforms were unable or impaired in their ability to operate their lending business, the Investment Adviser may be required to seek alternative sources of investments (e.g., investments originated by other Platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.
As discussed above, the Platforms make payments ratably on an investor’s investment only if they receive the borrower’s payments on the corresponding investments. There may be a delay between the time the Platform receives a borrower’s payments and distributes the proceeds to investors, including the Fund. This time delay may, among other things, adversely affect the valuation of the Fund’s portfolio or prevent the Fund from taking advantage of certain investment opportunities.

The Platforms could depend on debt facilities and other forms of debt in order to finance most of the loans and/or investments they make to their customers. However, these financing sources may not continue to be available beyond the current maturity date of each debt facility, on reasonable terms or at all. As the volume of investments that a Platform makes to customers increases, it may require the expansion of its borrowing capacity on its existing debt facilities and other debt arrangements or the addition of new sources of capital. The availability of these financing sources depends on many factors, some of which are outside of the Platform’s control. The Platforms may also experience the occurrence of events of default or breaches of financial or performance covenants under their debt agreements, which could reduce or terminate their access to institutional funding.
Security breaches of customers’ confidential information that the Platforms store may harm a Platform’s or the Fund’s reputation and expose them to liability. The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights. A Platform’s ability to collect payment on investments and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions. A Platform and its internal systems rely on software that is highly technical, and if it contains undetected errors, the Platform’s business could be adversely affected. A Platform may rely on data centers to deliver its services. Any disruption of service at these data centers could interrupt or delay a Platform’s ability to deliver its service to its customers. The Platforms’ businesses are subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as strikes and terrorism. Demand for the Platforms’ investments may decline if they do not continue to innovate or respond to evolving technological changes. A Platform may evaluate, and potentially consummate, acquisitions, which could require significant management attention, disrupt the Platform’s business, and adversely affect its financial results. Because some investors may come to a Platform’s website via hyperlinks from websites of referral partners, it is possible that an unsatisfied investor could make a claim against such Platform based on the content of these third-party websites that could result in claims that are costly to defend and distracting to management. A Platform may be sued by third parties for alleged infringement of their proprietary rights, which could harm such Platform’s business. It may be difficult and costly to protect the Platforms’ intellectual property rights, and a Platform may not be able to ensure its protection. Some aspects of a Platform may include open-source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect a Platform’s business.
Online lending is operating in an unsettled legal environment. Participants may be subject in certain cases to higher risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. There is a risk that should regulatory or legal action be concluded in the favor of borrowers, the Fund may be required to modify the terms of its investments and potentially realize a loss or a lower return on its investments.
In the event that the number of Platforms through which the Fund invests were to be limited in number, whether due to termination of existing agreements or failure to secure agreements or other terms with other Platforms, the Fund may be subject to certain risks associated with investing through a small number of Platforms. Investing in a limited number of Platforms, loans, or HEIs that were originated using a particular Platform’s underwriting criteria exposes the Fund’s investments to a greater risk of default and risk of loss. The fewer Platforms through which the Fund invests in, the greater the risks associated with those Platforms changing their arrangements will become. For instance, the Platforms may change their underwriting and credit models, borrower acquisition channels and quality of debt collection procedures in ways which may make such products unsuitable for investment by the Fund. From time to time the Fund may enter into arrangements with one or more Platforms that, depending on market circumstances, may make sourcing from any particular Platform more or less attractive relative to its peers. In addition, a Platform may become involved in a lawsuit, which may adversely impact that Platform’s performance and reputation and, in turn, the Fund’s portfolio performance.
Servicer Risk. The Fund expects that all of its direct and indirect investments in loans or HEIs originated by alternative lending Platforms will be serviced by a Platform or a third-party servicer. In the event that the servicer is unable to service the loan or HEI, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be re-characterized as a secured loan or other type of investment, such as a mortgage, from the Fund to the Platform, as described more fully (with respect to the potential bankruptcy of a Platform) under “Risks Relating to Compliance and Regulation of Online Lending Participants in the United States,” which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the Platform, rather than an asset owned outright by the Fund.
Potential Inaccuracy of Information Supplied by Prospective Borrowers. The Fund is dependent on the Platforms to collect and verify certain information about each loan or HEI and prospective obligors and/or applicable collateral. Prospective borrowers may supply a variety of information regarding the purpose of the loan or HEI, income, occupation and employment status, as well as information with respect to the residential property for HEI investments, that may be included in the Platforms’ underwriting. As a general matter, the Platforms may not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the Platforms, including their intentions for the use of proceeds. As a general matter, the Platforms may not verify any statements by prospective borrowers as to how proceeds are to be used nor confirm after funding how proceeds were used. To the extent false, misleading or incomplete information was supplied, it could adversely affect the Fund’s income and distributions to Shareholders.
Risks Associated with the Platforms’ Credit Scoring Models. A prospective borrower is assessed by a Platform based on a number of factors, such as the borrower’s credit score and credit history as well as, with respect to HEIs, the applicable residential property, and their equity therein, and the current loan-to-value. Credit scores are produced by third-party credit reporting agencies based on a borrower’s credit profile, including credit balances, available credit, timeliness of payments, average payments, delinquencies and account duration. This data is furnished to the credit reporting agencies by the creditors. A credit score or loan grade assigned to a borrower member by a Platform may not reflect that borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate reporting data.
The Platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors, prove to be ineffective, or the data provided by borrowers or third parties may be incorrect or stale. If any of this occurs, pricing and approval processes could be negatively affected, resulting in mispriced or misclassified loans or HEIs, which could ultimately have a negative impact on the Fund’s income and distributions to Shareholders.
Additionally, it is possible that following the date of any credit information received, a borrower member may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, applied simultaneously for a loan or HEI through multiple Platforms, or sustained other adverse financial or life events resulting in a reduction in the borrower’s creditworthiness. Also, if this information becomes unavailable or becomes more expensive to access, it could increase the Platforms’ costs as they seek alternative sources of information.
In performing its credit analysis, each Platform will be reliant on the borrower’s credit information and/or information with respect to the relevant collateral for HEIs, which may be out of date, incomplete or inaccurate. In addition, for consumer loans, the Platforms will likely not have access to consolidated financial statements or other financial information about the borrowers, and the information supplied by borrowers may be inaccurate or intentionally false. Unlike traditional lending, the Platforms will not be able to perform any independent follow-up verification with respect to a borrower member, as in many cases the borrower member’s name, address and other contact details remain confidential.
Because of these factors, the Investment Adviser may make investment decisions based on outdated, inaccurate or incomplete information.
Risk of Increase in Consumer Credit Default Rates. The Fund’s investment strategy and valuation of portfolio investments is dependent on projected consumer default rates. Actual defaults may be greater than indicated by historical data, and the timing of defaults may vary significantly from historical observations. Importantly, historical observations do not cover any period of severe economic downturn. Any future downturns in the economy may result in high or increased loan default rates, including with respect to consumer credit card debt. Furthermore, in a rising interest rate environment, default rates are likely to increase compared to their historical averages. Significant increases in default rates could impact the Fund’s ability to provide quarterly liquidity to its Shareholders. See “Limited Secondary Market and Liquidity of Alternative Lending Securities.”
Limited Secondary Market and Liquidity of Alternative Lending Securities. Alternative lending securities generally have a maturity of up to seven years. HEI maturity, as detailed above, typically ranges from 10 to 30 years. Investors acquiring alternative lending securities directly through Platforms and hoping to recoup their entire principal must generally hold their investments through maturity. There is also currently no active secondary trading market for many of the investments in which the Fund invests, and there can be no assurance that such a market will develop in the future. The Fund is dependent on the Platforms to sell the Fund investments that meet the Fund’s investment criteria. There is currently very limited liquidity in the secondary trading of these investments. Alternative lending securities, including HEIs, are not at present listed on any national or international securities exchange. Until an active secondary market develops, the Fund may often hold investments to maturity and may not necessarily be able to access significant liquidity. In the future, the Fund may purchase alternative lending securities from, or sell alternative lending securities through, a secondary market to the extent such a market exists, including privately negotiated secondary purchases. In the event of adverse economic conditions in which it would be preferable for the Fund to sell certain of its investments, the Fund may not be able to sell a sufficient proportion of its portfolio as a result of liquidity constraints. In such circumstances, the overall returns to the Fund from its investments may be adversely affected. In addition, the limited liquidity may cause a Platform’s other investors and potential investors to consider these investments to be less appealing, and demand for these investments may decrease, which may adversely affect the Platforms’ business. Moreover, certain alternative lending securities are subject to certain additional significant restrictions on transferability. The lack of an active secondary trading market, coupled with significant increases in default rates, could materially impact the Fund’s ability to provide quarterly repurchase offers to its Shareholders.
Loans are Generally not Secured by any Collateral or Guaranteed or Insured by any Third Party. The ability of the Fund to earn revenue is completely dependent upon payments being made by the borrower of the loan acquired by the Fund through a Platform. The Fund (as a “whole or fractional loan investor”) will receive payments under any loans it acquires through a Platform only if the corresponding borrower through that Platform (as a “borrower member”) makes payments on the loan.
As a general matter, most loans are unsecured obligations of the borrowers. Thus, as a general matter, they are not secured by any collateral, not guaranteed or insured by any third party and not backed by any governmental authority in any way. The Platforms and their designated third-party collection agencies may be limited in their ability to collect on loans. The Fund must typically rely on the collection efforts of the Platforms and their designated collection agencies and does not generally expect to have any direct recourse against borrower members, will not be able to obtain the identity of the borrower members in order to contact a borrower about a loan and will otherwise have no ability to pursue borrower members to collect payment under loans.
In addition, after the final maturity date of certain fractional loans and pass-through notes, a Platform may have no obligation to make any late payments to its whole or fractional loan investors even if a borrower has submitted such a payment to the Platform. In such case, the Platform is entitled to such payments submitted by a borrower member, and the whole or fractional loan investors will have no right to such payments. The reason for this limitation is that the distribution of such late payments after the final maturity date could have adverse tax consequences to the Platform. The Platform will retain from the funds received from the relevant borrower and otherwise available for payment to the Fund any insufficient payment fees and the amounts of any attorney’s fees or collection fees it, a third-party service provider or collection agency imposes in connection with such collection efforts. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation, and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loan. As such, even loans that are secured by collateral may have the effect of being unsecured.
The investment return on the loans depends on borrowers fulfilling their payment obligations in a timely and complete manner. Borrowers may not view lending obligations sourced on the Platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a borrower neglects his or her payment obligations on a loan or chooses not to repay his or her loan entirely, the Fund may not be able to recover any portion of its investment in such loan. As a result, the Fund’s NAV will decrease.
All loans are credit obligations of individual borrowers, and the terms of the borrower members’ loans may not restrict the borrowers from incurring additional debt. If a borrower member incurs additional debt after obtaining a loan through a Platform, that additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance could ultimately impair the ability of that borrower to make payments on its loan and the Fund’s ability to receive the principal and interest payments that it expects to receive on those loans. To the extent borrower members incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loan, or it may impair the Platform’s ability to collect on the loan if it goes unpaid. Since consumer loans are unsecured, borrower members may choose to repay obligations under other indebtedness before repaying loans facilitated through a Platform because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower or whether such debt is secured.
Where a borrower member is an individual, if such a borrower with outstanding obligations under a loan dies while the loan is outstanding, the borrower’s estate may not contain sufficient assets to repay the loan or the executor of the borrower’s estate may prioritize repayment of other creditors. Numerous other events could impact a borrower’s ability or willingness to repay a loan in which the Fund has invested, including divorce or sudden significant expenses, such as uninsured health care costs.
Identity fraud may occur and adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on loans. A Platform may have the exclusive right and ability to investigate claims of identity theft, and this creates a conflict of interest between the Fund and such Platform. If a Platform determines that verifiable identity theft has occurred, that Platform may be required to repurchase the loan or indemnify the Fund and, in the alternative, if the Platform denies a claim under any identify theft guarantee, the Platform would be saved from its repurchase or indemnification obligations.
The Fund may not be protected from any losses it may incur from its investments in any loans resulting from borrower default by any insurance-type product operated by any of the Platforms through which it may invest.

Borrowers May Seek Protection of Debtor Relief under Federal Bankruptcy or State Insolvency Laws, Which May Result in the Nonpayment of the Fund’s Investments. Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on the investment on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on an investment after a bankruptcy status is declared depends on the borrower’s particular financial situation. In most cases, however, unsecured creditors, such as the Fund, receive nothing or only a fraction of their outstanding debt.
Risk of Inadequate Collateral or Guarantees. Even if a loan or HEI to which the Fund is exposed is secured, there can be no assurance that the collateral will, when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with the defaulting loan or HEI. It is possible (and in the case of HEIs, almost always the case) that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all loans secured by that collateral. HEIs are often secured by liens that are junior to the primary mortgage on a residential property and will only receive payments to the extent the proceeds from the applicable realization event are sufficient to first repay the senior mortgage. There can be no guarantee that the collateral can be liquidated and any costs associated with such liquidated could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “Default Risk” and “Risk of Unsecured Loans”, the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect. To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should be the underlying borrower default on its payments. As described under “Default Risk”, the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer, and as a result, the Fund may not have priority over other creditors as it expected.
Leverage Risk. The Fund or a Subsidiary of the Fund may obtain financing to make investments in alternative lending securities and may obtain leverage through derivative instruments or asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile, and other risks tend to be compounded if and to the extent the Fund borrows or uses derivatives or other investments that have embedded leverage.
Asset-Backed Securities Risk. The Fund’s investment in pass-through certificates, securitization vehicles, or other special purpose entities that hold alternative lending-related securities (collectively, “asset-backed securities”) may involve risks that differ from or are greater than risks associated with other types of investments. In addition, prepayment on the underlying assets may have the effect of shortening the weighted average maturity of the portfolio assets of such entities and may lower their return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying assets and servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. The risks and returns for investors like the Fund in asset-backed securities depend on the tranche in which the investor holds an interest. Many asset-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Asset-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of underlying assets and may also result in increased volatility in the Fund’s NAV. This means the Fund may have potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying asset directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to asset-backed securities. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral.
Investments in Other Pooled Investment Vehicles. Direct or indirect investing in another pooled investment vehicle, such as securitization vehicles that issue asset-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the Investment Adviser. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration. The SEC has adopted changes to the regulatory framework governing investments by investment companies in other investment companies, which may adversely affect the Fund’s ability to invest in one or more investment companies in excess of applicable statutory limits.

Real Property Risk. The Fund may gain exposure to financings collateralized or secured by, or relating to, real property, or it may invest in equity or debt securities issued by REITs or REMICs. The value of an investment in securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate. Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition, reduced demand for commercial and office space as well as increased maintenance or tenant improvement costs to convert properties for other uses, and other risks related to local and regional market conditions. The value of these investments also may be affected by changes in interest rates, macroeconomic developments, and social and economic trends. For instance, during periods of declining interest rates, mortgagors may elect to prepay, which prepayment may diminish the yield on mortgage-backed securities.
Some borrowers may intend to use resale proceeds to repay their obligations. A decline in property values could result in a loan or investment that is greater than the property value, which could increase the likelihood of borrower default.
The payment schedules with respect to many real estate-related investments are based on projected revenues generated by the property over the term of the investment. The actual revenues generated by a property could fall short of projections. In such cases, a borrower may be unable to repay an obligation. To the extent the Fund has exposure to construction or rehabilitation/renovation loans, it may be adversely impacted by, among other things, risks involving the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated and the length of the construction and/or sale process.
The Fund may invest in HEIs, either directly or indirectly, where it may receive the right to a variable percentage of the future values of the residential property following a realization event with respect to a residential property. It is not possible to accurately predict the rate at which cash flows will be generated in connection with HEI investments, and to the extent the Fund invests in HEIs, it may not receive payments when or in the amount it expects, or at all, and it may lose the entire value of its investment. HEIs are a novel financial product and there is uncertainty regarding their regulatory status in a number of states. Further, because of this uncertainty, among other reasons, the platforms that originate HEIs may be concentrated in a small number of states. This could increase the Fund’s exposure to certain specific real estate markets and may cause it to suffer a greater negative impact from idiosyncratic local real estate conditions than otherwise would be the case.
HEI Cashflow Risk. HEIs are not expected to result in any cash flow until a realization event, if any, and may never realize any cash flow depending on the value of the related property upon the occurrence of a realization event. During this period, the Fund may also be subject to fees and expenses associated with its investment in HEIs which may impact its ability to make other desirable investments and/or fund repurchase offers. It is uncertain when and how frequently realization events will occur. There is no guarantee that a realization event will occur prior to the expiration of the term of the HEI, if at all.
HEI Defaults. A homeowner may not satisfy its obligations under the related HEI. For example, a homeowner may become delinquent on any obligation regarding the related property, such as failing to pay property taxes or insurance premiums with respect to the related property or failing to make payments on any loans secured by the related property. Such actions may constitute a default under the terms of the related HEI, which may adversely impact the value of the Fund’s investments in the HEI and may cause the Fund to lose the full value of its investment.
HEI Regulatory Uncertainty. As HEIs are a relatively novel financial product, there is little or no certainty as to what federal, state or local laws or regulations apply to such assets. A federal or state regulator or court may assert that the HEIs are not prepaid forward sale contracts or option purchase contracts, but rather are extensions of credit or mortgage loans, which may be subject to compliance with certain legal requirements, including various licensing and other consumer protection regulations. The characterization of HEIs as option purchase or prepaid forward sale contract rather than mortgage loans or other extensions of credit is relatively untested by courts and regulators. Further, federal or state legislation may be enacted to expressly treat the HEIs as loans for the purpose of licensing or other federal or state laws or regulations. For example, some states recently amended the state’s mortgage licensing laws to expand the definition of a “residential mortgage loan” to include “shared appreciation agreement,” like HEIs.
If the HEIs are determined to be subject to the various legal requirements applicable to extensions of credit or fail to comply with various legal requirements which appear to apply to HEIs, this may, as applicable, result in certain costs, fines and penalties, an “unwinding” or rescission or voidance of the HEI that may impair any proceeds that may be realized in respect to any such HEI. An originator of an HEI in which the Fund invests may not have obtained all of the licenses required by a regulator to originate or sell such products and a regulator may assert that originator is not properly licensed to manage or otherwise service such product.

Further, no assurances can be made that a regulator or court would not determine that the HEIs are predatory or otherwise violate federal or state prohibitions on unfair, deceptive or abusive acts or practices.
The cost and complexity to comply with any new laws or regulations or new interpretations of existing laws or regulations could be significant. No assurance can be made that such costs, fines or penalties may not be assessed on the HEIs. Any such events or circumstances may adversely impact the Fund and the HEIs that it is invested in.
Other HEI Related Risks. While the HEIs are not intended to be mortgage loans, risks in the mortgage loan market and the residential mortgage-backed securities market and the economy more generally could affect interest rates and housing prices, which may lead to an adverse effect on the value of the HEIs.
PFC Cashflow Risk. PFCs do not have a contractual maturity date and are not expected to result in any cash flow until a realization event, including but not limited to an IPO, tender offer, merger, or acquisition, if any, and may never realize any cash flow depending on the value of the collateral upon the occurrence of a realization event. During this period, the Fund may also be subject to fees and expenses associated with its investment in PFCs which may impact its ability to make other desirable investments and/or fund repurchase offers. Any return on such PFCs are contingent and will be dependent on various factors, such as the timing of a realization event. It is uncertain when and how frequently realization events will occur, or if such realization event will occur at all.
Other PFC Related Risks. In the event that PFCs are secured by stock in a private company, the ability of a company to realize a liquidity event may be impacted by a number of factors, including but not limited to the timing of the realization event or broader market conditions unrelated to the company itself. The duration of a PFC held by the Fund may, therefore, be longer than anticipated if the reference company does not realize a liquidity event during the expected time frame.
Further, the Fund is subject to valuation risk in relation to the PFCs, which is the risk that one or more of the PFCs in which the Fund invests are priced incorrectly, due to factors such as incomplete data or market instability. The PFCs in which the Fund could invest are investments for which market quotations are not always readily available. Fair value pricing of the PFCs will require subjective determination about the value of the PFC. If PFCs are mispriced, Shareholders could lose money upon redemption or could pay too much for Shares purchased.
Risk of Fraud. The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the Platforms, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the Platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information provided by prospective borrowers. Except where a Platform is required to repurchase loans or indemnify investors, fraud may adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on its investments and, therefore, may negatively impact the Fund’s performance. A Platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest, as Platforms may be obligated to repurchase loans and/or indemnify investors in the loans in the case of fraud and may, therefore, have an incentive to deny or fail to investigate properly a claim of fraud. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a Platform will be sufficient to accurately detect and prevent fraud.
The Fund is also subject to the risk of fraudulent activity by a Platform or a backup servicer. In the event that a Platform or backup servicer engages in fraudulent activity, the pools of alternative lending securities originated by the Platform or any loans serviced by the Platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.
Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. The alternative lending securities in which the Fund invests are investments for which market quotations are not readily available. Accordingly, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures developed and implemented by the Investment Adviser and approved by the Board of Trustees. Fair value pricing will require subjective determinations about the value of an investment or other asset. The Fund will utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. There is no assurance that the Fund could sell a portfolio security for the value established for it at any time, and it is possible that the Fund would incur a loss because a portfolio security is sold at a discount to its established value. If securities are mispriced, Shareholders could lose money upon redemption or could pay too much for Shares purchased.
Geographic Focus Risk. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the alternative lending securities of the Fund relate to investments owed by borrowers residing or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s alternative lending securities in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region. Because HEIs are a relatively new product, the Fund’s investments in these instruments may be more geographically concentrated than for other alternative lending securities. This in turn could increase the Fund’s exposure to certain specific real estate markets and may cause it to suffer a greater negative impact from idiosyncratic local real estate conditions than otherwise would be the case.
Risks Relating to Compliance and Regulation of Online Lending Participants in the United States.
Highly Regulated U.S. Loan Industry
The loan industry in the United States is highly regulated. The loans made through the Platforms domiciled in the United States (referred to herein as “U.S. Platforms”) are subject to extensive and complex rules and regulations issued by various federal, state and local government authorities. These authorities also may impose obligations and restrictions on the Platforms’ activities. In particular, these rules require extensive disclosure to, and consents from, prospective borrowers and borrowers, prohibit discrimination and may impose multiple qualification and licensing obligations on Platform activities. In addition, one or more U.S. regulatory authorities may assert that the Fund, as a whole or fractional loan investor of the U.S. Platforms, is required to comply with certain laws or regulations which govern the consumer or commercial (as applicable) loan industry. If the Fund were required to comply with additional laws or regulations, this would likely result in increased costs for the Fund and may have an adverse effect on its results or operations or its ability to invest in loans through the U.S. Platforms. The Platforms’ failure to comply with the requirements of applicable U.S. rules and regulations may result in, among other things, the Platforms (or their whole or fractional loan investors) being required to register with governmental authorities and/or requisite licenses being revoked, or loan contracts being voided, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and/or civil and criminal liability. Determining the applicability of and effecting compliance with such requirements is at times complicated by the Platforms’ novel business model. Moreover, these requirements are subject to periodic changes. Any such change necessitating new significant compliance obligations could have an adverse effect on the Platforms’ compliance costs and ability to operate. The Platforms would likely seek to pass through any increase in the Platforms’ costs to the investors such as the Fund.
CFPB Jurisdiction
The Consumer Financial Protection Bureau (“CFPB”) has broad authority over the businesses in which the Platforms engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as certain of the Platforms’ funding banks, for compliance. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including marketplace loans and HEIs. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The Platforms are subject to the CFPB’s jurisdiction, including its enforcement authority, as servicers and acquirers of consumer credit. The CFPB may request reports concerning the Platforms’ organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of the Platforms’ businesses on a periodic basis if the CFPB were to determine, through its complaint system, that the Platforms were engaging in activities that pose risks to consumers. There continues to be uncertainty as to how the CFPB’s strategies and priorities, including in both its examination and enforcement processes, will impact the Platforms’ businesses and their results of operations going forward.
Following the inauguration of President Donald Trump on January 20, 2025, there is considerable uncertainty as to the operating status of federal agencies and the future policies that the Trump administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including pending nominations for agency leadership, the issuance of executive orders impacting the operations of federal agencies, and reductions of personnel across agencies. Many of the administration’s executive orders are being challenged in court and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules issued by the previous administration, agencies have sought to suspend the litigation in some cases, and in others have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing, decreasing, or re-prioritizing enforcement activity.

Actions by the CFPB could result in requirements to alter or cease offering affected loan products and services, making them less attractive and restricting the Platforms’ ability to offer them. For example, the CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles. In December 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers. While the district court did not decide whether such trusts could be held liable for the conduct of the servicer at this stage of the case, the CFPB’s pleadings reflected that the agency intended to make that argument. In February 2022, the district court granted the defendant trusts’ motion to certify its ruling in favor of the CFPB for immediate appeal and stayed the case pending resolution of any appeal. In April 2022, the U.S. Court of Appeals for the Third Circuit granted defendants’ petition for permission to appeal. In November 2022, the attorneys general of 22 states and the District of Columbia filed an amicus brief supporting the CFPB’s position. In March 2024, the U.S. Third Circuit Court of Appeals affirmed the district court’s decision. After defendants’ request for rehearing in the Third Circuit was denied, defendants filed a petition for a writ of certiorari with the U.S. Supreme Court in August 2024, which was also denied, thus allowing the Third Circuit decision to stand. The Third Circuit’s decision is binding on federal courts in the Third Circuit, which includes the states of Pennsylvania, New Jersey, Delaware and the Virgin Islands, and may be found persuasive by other federal courts and/or state courts. In January 2025, the CFPB announced a settlement of the action with the defendant trusts. Under the proposed order, the trusts would have to pay $2.25 million in consumer redress, to be paid out of trust distributions, and cease collection on debts past the statute of limitations or for which the trusts cannot locate documentation. The proposed order also prospectively prescribed related required terms for servicing and subservicing agreements for any loans held in the trusts. However, in April 2025, the CFPB and the defendants filed a joint stipulation of voluntary dismissal of the case, demonstrating that the current leadership of the CFPB will not advance or support the prior position advanced by the agency in the Third Circuit, and the case was dismissed with prejudice on April 28, 2025.
In addition, in May 2024, the CFPB filed a separate complaint against the National Collegiate Student Loan Trusts (“NCSL Trusts”), as well as the Pennsylvania Higher Education Assistance Agency (“PHEAA”), the primary student loan servicer for active student loans held by the NCSL Trusts, as part of a settlement with the NCSL Trusts and PHEAA. The CFPB alleged that the defendants failed to respond to borrower requests, failed to provide accurate information to borrowers and incorrectly denied forbearance requests. The CFPB also filed proposed final judgments, to which the NCSL Trusts and PHEAA agreed, that, once entered by the court, would require the NCSL Trusts and PHEAA to pay $400,000 and $1.75 million in penalties, respectively; to pay an additional $3 million in redress to affected borrowers, to be allocated by agreement between PHEAA and the NCSL Trusts; and to correct outstanding requests by borrowers. The proposed orders would also require the NCSL Trusts to modify their servicing guidelines to address the CFPB’s allegations. In October 2024, the court granted the joint motion for judgment. In June 2024, Pacific Investment Management Company LLC (“PIMCO”), on behalf of the investment vehicle that holds notes issued by NCSL Trusts, filed a proposed objection to the proposed consent orders and motion to intervene. PIMCO’s motion to intervene was granted in September 2024, but the court overruled PIMCO’s objection in October 2024. In November 2024, PIMCO appealed the district court’s ruling as to PIMCO’s objection. In January 2025, the district court agreed to stay the effectiveness of the settlement pending PIMCO’s appeal of its objection. The case was referred to the circuit mediator, and, in August 2025, the parties filed a motion for partial remand. In that motion, the parties stated that, after participation in the Third Circuit’s Mediation Program, they had agreed to the terms of a proposed settlement and that a condition of that settlement is that the District Court grant a motion to partially vacate or modify the stipulated judgments previously entered by the District Court. The Third Circuit granted the parties’ motion for partial remand in September 2025. The CFPB and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act, may rely on these cases as precedent in investigating and bringing enforcement actions against other trusts and securitization vehicles in the future.
Many provisions of the Dodd-Frank Act are required to be and have been implemented through rulemaking by the applicable federal regulatory agencies, though some rulemaking has yet to occur and some rulemaking is likely to be changed. In addition, Section 1022(d) of the Dodd-Frank Act requires the CFPB to conduct an assessment of each rule within five years of its adoption. The results of any such assessments could result in changes to existing rules and further rulemaking. Therefore, the impact of financial regulatory reform on the financial markets and its participants and on the asset-backed securities market in particular, as well as the interplay with existing laws, is continually evolving. For example, the CFPB has issued and retracted and may issue again new guidance on AI models for credit underwriting. In June 2021, six fintech companies and the National Community Reinvestment Coalition sought guidance from the CFPB on how to use artificial intelligence, machine learning algorithms and alternative data in their lending decisions without running afoul of fair-lending laws. In May 2022, the CFPB issued guidance regarding ECOA adverse action notice requirements for creditors who use complex algorithms, including AI and machine learning, in any aspect of their credit decisions. In October 2024, a similar coalition of fintech companies and association sought further guidance from the CFPB on the potential for beneficial applications of AI and machine learning to develop fairer underwriting models. The CFPB has not issued further guidance on this topic. In fact, on May 12, 2025, the CFPB withdrew its May 2022 guidance on the application of ECOA adverse action notices to credit decisions relying on AI and machine learning. This continues to be a rapidly evolving regulatory landscape, and no assurance can be given that future guidance of the CFPB will not have a significant impact on the value of the notes, on the servicing of the loans or on the Fund.
The future of the CFPB’s operations is uncertain. In February 2025, President Trump appointed Russell Vought as Acting Director of the CFPB and Acting Director Vought subsequently restricted the operations of the agency, directing dismissals or stays of pending cases, withdrawing policy positions taken by previous administrations, and withdrawing significant volumes of previously issued guidance. Additionally, the Acting Director has announced plans to reduce the size of the agency through issuing reduction-in-force notices to many employees.
In February 2025, the National Treasury Employees Union initiated a lawsuit claiming that certain actions and firings undertaken by Acting Director Vought were illegal. In March 2025, the U.S. District Court for the District of Columbia issued a preliminary injunction, which the CFPB immediately appealed, requiring that the CFPB reinstate certain terminated employees and continue to carry out statutorily mandated functions. In April 2025, the U.S. Court of Appeals for the District of Columbia Circuit issued an order limiting the district court’s injunction but leaving certain restrictions on further firings in place. Notwithstanding the D.C. Circuit’s order, the CFPB issued reduction-in-force notices to a large majority of its employees on April 17, 2025. Those notices were challenged, and the district court halted the firings after the D.C. Circuit clarified its April 2025 order, reinstating certain restrictions on the agency’s ability to fire employees. Oral arguments regarding the CFPB’s appeal of the district court’s preliminary injunction were heard in May 2025, and in August 2025, the D.C. Circuit vacated the district court’s preliminary injunction, finding that the district court lacked jurisdiction with respect to the plaintiffs’ claims related to loss of employment and that the plaintiffs’ other claims failed to target final agency action reviewable under the Administrative Procedure Act or unconstitutional action reviewable in equity. The D.C. Circuit remanded the case back to the district court for further proceedings. The final outcome of the litigation remains uncertain. There is no guarantee the activities of the CFPB, in whole or in part, will remain suspended. There remains considerable uncertainty as to the future of the CFPB and the areas of focus or priorities of the CFPB under Acting Director Vought and any successor Acting Director or Director. The state-level response to changes at federal agencies, including the CFPB, is also unclear and may include increasing, decreasing, or re-prioritizing enforcement activity.
In February 2025, President Trump announced the nomination of Jonathan McKernan to be Director of the CFPB but Mr. McKernan’s nomination was later withdrawn. In November 2025, President Trump nominated Stuart Levenbach to be Director of the CFPB, and as a result, the nomination provides another 210-day term for Acting Director Vought to continue to lead the agency.
Actions by the CFPB or other regulators against the Platforms, their funding banks, their funding sources, such as loan purchasers or securitization trust, or their competitors that discourage the use of the alternative lending model or suggest to consumers the desirability of other loan products or services could result in reputational harm and a loss of borrowers or investors. The Platforms’ compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.
In November 2023, the SEC issued Rule 192 pursuant to Section 27B of the Securities Act (the “Securitization Conflicts of Interest Rule”) for the purpose of implementing a prohibition against a securitization participant with respect to an asset-backed security from directly or indirectly entering into a transaction that would involve or result in a material conflict of interest with any investor in such asset-backed security, subject to exceptions for risk-mitigating hedging activities, liquidity commitments and bona-fide market making activities. The Securitization Conflicts of Interest Rule became effective on February 5, 2024, and securitization participants are required to comply with the Securitization Conflicts of Interest Rule with respect to any asset-backed security, the first closing of the sale of which occurs on or after June 9, 2025. Under the Securitization Conflicts of Interest Rule, a “securitization participant” is an underwriter, placement agent, initial purchaser or sponsor of an asset-backed security or certain affiliates or subsidiaries of any such party. Additionally, the Securitization Conflicts of Interest Rule includes an “anti-evasion” provision that prohibits a securitization participant from engaging in any transaction or a series of related transactions that, although in technical compliance with one of the exceptions to the rule, is part of a plan or scheme to evade the prohibitions of the rule.
On May 16, 2025, the staff of the SEC’s Division of Corporation Finance granted no-action relief (the “No-Action Relief”) that, for purposes of the Securitization Conflicts of Interest Rule, it will not recommend enforcement action with respect to certain conflicted transactions entered into by the employees of a securitization participant that act in a capacity unrelated to the structuring and issuance of the relevant asset-backed security or the selection of the assets supporting the relevant asset-backed security (“Non-Deal Team Employees”) if, subject to certain conditions, those Non-Deal Team Employees are sufficiently separate (such as by information barriers) from the individuals who are involved in structuring and selling the relevant asset-backed security.
Despite this No-Action Relief, there remains uncertainty regarding how the Securitization Conflicts of Interest Rule will be applied, including what penalties may result from non-compliance. To the extent that a securitization participant, violates the rule, then the resulting penalties and reputational harm may materially and adversely affect the liquidity and value of the Notes and the securitization participant’s ability to fulfill its contractual obligations under the transaction documents.
Usury and Related Issues
Different Platforms adhere to different business models, resulting in uncertainty as to the regulatory environment applicable to the Fund. For example, one Platform may underwrite loans from a particular state to make loans to consumers or companies across the United States. The Platform must comply with that state’s licensing requirements and possible usury limitations. However, other states could seek to regulate the Platform (or the Fund as a whole loan investor) on the basis that investments were made to consumers or companies located in such other states. In that case, investments made in those other states could be subject to the maximum interest rate limits (usury laws), if any, of such jurisdiction, which in turn could limit revenues for the Fund. Moreover, it could further subject the Platform (or the Fund) to such states’ licensing requirements.
Another Platform may follow a different model in which all loans sourced by the Platform are made through a bank which originates a loan as the named lender based on parameters developed jointly with the Platform. U.S. federal law allows FDIC-insured banks to charge interest to borrowers on a nationwide basis based on the rates allowed by the state where the bank is located, as federal law preempts inconsistent state law limitations. The interest rates that such Platforms charge to borrowers are based upon the ability under federal law of the funding banks that originate the loans to export the interest rates of its jurisdiction of formation or incorporation to provide uniform rates to all borrowers in all states that have not opted out. For example, certain primary funding banks for some of the Platforms export the interest rates of Utah, the state in which they are incorporated, which allows parties to generally agree by contract to any interest rate. The current annual percentage rates offered by these banks through the Platforms for personal loans generally range from approximately 6% to 36%. Certain states, including Utah, have no statutory interest rate limitations on personal loans, while other jurisdictions have a maximum rate that is less than the current maximum rate offered by these banks through the Platforms.
However, there has been both private litigation and governmental enforcement actions which have sought to re-characterize lending transactions, claiming that a loan platform, and not the bank, is the “true lender” with respect to a loan. Courts have applied differing interpretations when determining which party is the true lender.
Plaintiffs may successfully challenge the funding bank or other lending models. The “true lender” argument has been litigated in a number of courts, most commonly (but not always) in cases involving short-term “payday loans” offered at triple-digit annual percentage rates, where the non-bank partner of the bank nominally making the loan provides turnkey marketing, billing, collection and accounting services in connection with the loans and also acquires the predominant if not entire economic interest in the loans. Such litigation has sought to re-characterize the non-bank loan marketer as the lender for purposes of state consumer protection and usury laws. While the Platforms’ programs do not involve payday loans and may be factually distinguishable from the activities of payday loan marketers, there nevertheless remains a risk that a court in one or more jurisdictions could conclude that the loans are unlawful because the Platform is deemed to be the “true lender” and, therefore, subject to additional state consumer protection laws.
The resulting uncertainty may increase the possibility of claims brought against the Platforms by borrowers seeking to void their loans or subject the Platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the Platform (or the Fund) is deemed to be the true lender in any jurisdiction instead of the funding bank (whether determined by a regulatory agency at the state or federal level or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits (usury laws) of such jurisdiction and existing loans may be unenforceable, and the Platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any penalties and fines. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such Platforms to terminate their business. In such circumstances, there is likely to be a material adverse effect on the Investment Adviser’s ability to continue to invest in certain or all alternative lending securities and the Fund’s ability to pursue its investment objective and generate anticipated returns.
Other litigation has challenged the ability of loan assignees to rely on the preemption that applied to the initial lender of the loan. In addition to a challenge to a bank’s status as “true lender” of a loan, it could be argued that, even if the funding bank is the “true lender,” state usury laws would apply once the funding bank sells the loan to a non-bank assignee. If a borrower were to successfully bring claims against one of the Platforms for state usury law violations or other similar violations, and the rate on that borrower’s personal loan was greater than that allowed under applicable state law, the Platforms and the Fund could be subject to, among other things, fines and penalties, which would negatively affect the Fund. If the Platforms’ ability to export the interest rates, and related terms and conditions, permitted under a particular state’s law to borrowers in other states is determined to violate applicable lending laws, a Platform could be subject to the interest rate restrictions, and related terms and conditions, of the lending laws of each of the states in which it operates. The result would be a complex patchwork of regulatory restrictions that could significantly and adversely impact the Platforms’ operations and ability to operate, and they may be forced to end or significantly change their business and activities, resulting in a reduction in the volume of loans available for investment for investors such as the Fund.
Certain case law has cast doubt on the viability of the model in which many Platforms operate and in particular their ability to charge the same rate as a funding bank after a loan has been sold to the Platform. The U.S. Court of Appeals for the Second Circuit (“Second Circuit”) issued a significant decision in May 2015 that interpreted the scope of federal preemption under the National Bank Act (the “NBA”) and held that a non-bank assignee of loans sourced by a national bank was not entitled to the benefits of NBA preemption as to state law claims of usury (the “Second Circuit Decision”). Although the decision is binding only in Connecticut, New York and Vermont, it may significantly affect non-bank assignees of loans, including the loan origination practices of certain online lenders. As a result of the decision, non-bank assignees/purchasers of bank loans may face uncertainty regarding their ability to rely upon federal preemption of state usury laws. A number of online lending Platforms purchase loans from state-chartered banks promptly after origination and rely upon federal preemption to exempt the loans from state usury caps. The Second Circuit Decision, although directly ruling on purchasers of national bank loans, could be applied to those purchases by courts considering the scope of federal preemption under the Depository Institutions Deregulation and Monetary Control Act of 1980 (which generally preempts state usury laws in favor of federally insured state-chartered banks). In June 2016, the Supreme Court elected not to review the Second Circuit Decision. Despite recommending that the Supreme Court decline to review the case, the Solicitor General argued that the Second Circuit Decision was incorrect and contrary to longstanding precedent that if the interest rate in a bank’s original loan agreement was non-usurious and “valid-when-made,” the loan does not become usurious upon assignment to a non-bank third party. Nevertheless, if the Second Circuit Decision is adopted by other federal circuit courts, the lending models of some Platforms may be severely impacted. A number of Platforms have restructured the relationship with their funding bank in response to the Second Circuit Decision so that the funding bank maintains a continuing economic interest in the loans that are originated for the Platform. In addition, the risk from this court decision in the three states comprising the Second Circuit may be mitigated by purchasing or investing in loans that are not above the state usury limitations in those states. During the past several years, various bills have been introduced in Congress that would have overridden the Second Circuit Decision by adding new language to the NBA and other federal statutes stating that a loan that is valid when made as to its maximum rate of interest remains valid regardless of any subsequent sale, assignment or transfer of the loan. However, none of these bills has been adopted, and it is uncertain whether similar legislation would be passed in the future.
In response to the uncertainty created by the Second Circuit Decision and the difficulty in addressing that uncertainty through legislation, in November 2019, the Office of the Comptroller of the Currency (the “OCC”), the regulator of national banks and federal savings associations, proposed a rule that would clarify that federal preemption of state usury laws with respect to loans originated by such banks would continue to apply even after the originating bank sells, assigns or transfers the loan to a non-bank assignee, and the Federal Deposit Insurance Corporation (“FDIC”) proposed a substantially similar rule that would apply to loans originated by state-chartered banks. Each of the OCC and the FDIC promulgated their final rules affirming this valid-when-made doctrine in June 2020. Both rules took effect in August 2020. However, the rules do not eliminate all of the uncertainty in the market caused by the Second Circuit decision, because the rules may not be binding on the courts and may be challenged in court by consumers, state regulators or consumer advocacy groups. For example, state attorneys-general have filed complaints against each of the OCC and the FDIC challenging the validity of the rules. On February 8, 2022, the U.S. District Court for the Northern District of California issued an order resolving the pending motions for summary judgment in both cases. The court granted the OCC and FDIC’s respective motions for summary judgment and denied the plaintiffs’ motions for summary judgment. The court found that the agencies did not exceed their authority in promulgating the rules and that the rules were not unlawful. None of the states appealed. There can be no assurance that the OCC rule and/or FDIC rule will be given effect by courts or regulators in a manner that actually mitigates usury and related risks to the originators, any Platform sellers or any other program participant.
A number of courts have found that non-bank partners in a funding bank arrangement may not rely on federal preemption to override state usury laws. For example, in January 2016, the U.S. District Court for the Eastern District of Pennsylvania issued a decision denying a motion by a group of non-bank servicing partners of a state chartered federally insured bank seeking to assert federal preemption as a basis to dismiss claims by the Pennsylvania Attorney General that loans originated by the bank and subsequently purchased by the non-bank partners violated Pennsylvania’s usury laws. The court in that case held that non-bank servicing partners could not rely on federal preemption of state usury laws in circumstances where a non-bank is perceived to be the real party in interest (i.e., the true lender) in a lending transaction. In January 2018, in a companion case involving investors who were providing funding to the non-bank servicing partners, the court granted in part and denied in part the investors’ motion to dismiss the Attorney General’s claims that the investors were liable under Pennsylvania’s Corrupt Organizations Act for their involvement in the lending scheme. The court’s decision allowed the Attorney General’s case to proceed against the investors based on their alleged active participation in structuring loans through a Native American tribal lending program for the purpose of circumventing state usury laws. In July 2019, the parties reached a settlement, which was approved in December 2019 by the bankruptcy court in one of the non-bank service provider’s bankruptcy case.

In June 2016, the Maryland Court of Appeals (the highest court in Maryland) issued a decision that could have potentially significant impacts on the ability of marketplace lenders to do business in Maryland. The decision concerned a California-based payday lender that entered into contractual arrangements with two federally-insured state banks to fund consumer loans to consumers residing in Maryland. The interest rates on such loans substantially exceeded the rates allowed under Maryland’s usury laws. The Maryland Court of Appeals held that the payday lender, by arranging the loans, had violated the Maryland Credit Services Business Act (the “Credit Services Act”), which prohibits persons engaged in a “credit services business” from assisting consumers in obtaining loans that would be prohibited under Maryland law. As part of its decision, the court held that the lender was engaged in a credit services business, noting that the Credit Services Act was intended to prevent payday lenders from partnering with non-Maryland banks to offer consumer loans at rates above those allowed under Maryland’s usury laws. The Maryland Court of Appeals’ decision creates potentially significant complications for marketplace lenders that wish to offer consumer loans to Maryland consumers through non-Maryland banks. Marketplace lenders may be required to obtain a credit services business license in order to market loans originated by a financial institution, and such loans may be required to adhere to the provisions of the Credit Services Act respecting the Maryland usury caps. It is also unclear whether the Maryland Court of Appeals’ decision will influence the federal courts or the courts of other states in the United States that have usury caps.
The West Virginia Attorney General challenged an arrangement where a consumer lender purchased and serviced loans made to residents of West Virginia by a South Dakota bank. The West Virginia courts found the non-bank consumer lender to be the true lender as it had the “predominant economic interest” in the loans. Because the rates charged by the non-bank lender exceeded usury limits, the loans were found to be unenforceable and the non-bank lender charged with penalties. The Supreme Court declined to hear an appeal of this case in 2015.
The Attorney General of the District of Columbia has filed complaints against various Platforms, in each case alleging that the Platforms, rather than the originating banks, had the predominant economic interest in the loans and were therefore the true lenders of the loans, and, as such, the Platforms had violated applicable interest rate limitations. The cases were ultimately settled and the Platforms agreed to, among other things, pay penalties to the District of Columbia, pay refunds to borrowers that paid interest on the loans in excess of the District of Columbia’s maximum interest rate, waive certain amounts past due interest on the loans attributable to interest rates above the district’s maximum rate, and cease to charge interest on loans in excess of the district’s maximum interest rate.
In April 2021, a federal court in the Northern District of California dismissed a case brought against a state-chartered bank and its non-bank service provider which challenged the validity of loans and business practices associated with a bank partnership program. The plaintiff alleged claims under California and Utah law. The court dismissed the claims finding that the loan was exempt from California’s usury law and that plaintiff could not avail itself of Utah’s unconscionability statute. The court did not reach the question of federal preemption. In May 2021, plaintiff filed an appeal to the U.S. Court of Appeals for the Ninth Circuit, but the appeal was later voluntarily dismissed. The case is now concluded.
In March 2022, a lending platform filed a complaint for declaratory and injunctive relief against the Commissioner of the California Department of Financial Protection and Innovation (“DFPI”). The Platform sought a declaration that the interest rate caps set forth in California law do not apply to loans that are originated by its bank partners and serviced through its technology platform. In April 2022, the DFPI filed a cross-complaint against the same lending platform, alleging that the Platform, rather than a bank, had the predominant economic interest in loans made through the Platform, and was therefore the lender of the loans and had violated California interest rate laws. The DFPI sought relief including penalties, restitution, an injunction, and a finding that the loans are void and unenforceable. The Platform challenged the claims raised in DFPI’s cross-complaint, filing a demurrer in May 2022. Following a hearing on the Platform’s demurrer, a judge of the Superior Court of California ruled in September 2022, that the court could not rule, as a matter of law, that the partner bank, not the Platform, was the lender of the loans at issue. In February 2023, the state filed for an injunction against offering loans in California. In October 2023, the court denied the state’s request for an injunction. The plaintiff filed its motion for summary judgment in September 2025 and a hearing on that motion is scheduled to occur in January 2026. A non-jury trial is scheduled to commence in January 2026, and no assurance can be given as to the potential impact, if any, on the loans made to borrowers who were residents of California at the time of origination.
In June 2022, a putative class action lawsuit was filed in federal court in the Western District of Texas, alleging that persons received high interest rate loans through a Platform that exceeded the usury limits in violation of Texas usury laws. The suit asserts statutory claims under Texas law, claims of unjust enrichment, and violation of the federal Racketeer Influenced and Corrupt Organizations Act and seeks a declaratory judgment that the loans are unconscionable, void and unenforceable. The suit alleges that the Platform is the true lender with the predominant economic interest in the loans, that its originating bank is not the real party in interest to the loans and that the Platform devised a “rent-a-bank scheme” in an attempt to evade Texas law. The complaint further asserts that the loan’s arbitration clause is void and unenforceable. In October 2022, a magistrate judge issued a report and recommendation recommending that the Platform’s motion to compel arbitration be granted and the case dismissed. The district judge accepted the recommendation and entered a final judgment of dismissal in January 2023.
In 2019, two complaints were brought in district courts of New York seeking class action status for plaintiffs against certain defendants affiliated with national banks that had acted as special purpose entities in securitization transactions sponsored by the bank. In both cases, the complaints alleged that the defendants’ acquisition, collection and enforcement of the banks’ credit card receivables violated New York’s civil usury law and, that, as in Second Circuit Decision, the defendants, as non-bank entities, were not entitled to the benefit of federal preemption of state usury law. The complaints sought a judgment declaring the receivables unenforceable, monetary damages and other legal and equitable remedies, such as disgorgement of all sums paid in excess of the usury limit. In both cases, the district courts granted the defendants’ motions to dismiss, holding that the plaintiff’s state-law claims were preempted by federal law. Both district courts distinguished the respective cases at hand from Second Circuit Decision because, unlike in Second Circuit Decision, the originating banks retained an interest in the receivables. Both plaintiffs filed an appeal to the Second Circuit, both of which were denied.
Similar litigation is ongoing. In December 2021, a putative class action complaint was filed in federal court in California, asserting that loans obtained through a state-chartered bank from a non-bank partner were usurious. The complaint alleges that the non-bank partner is the true lender and asserts state law causes of action related to unfair competition, unconscionability, money had and received, conspiracy and fraudulent concealment. In March 2023, the court denied defendants’ motion to compel arbitration on unconscionability grounds, and in June 2023 further denied defendants’ motion for reconsideration. In March 2024, the Ninth Circuit Court of Appeals vacated the district court’s denial and remanded the case to the district court to compel arbitration, and in April 2024 the district court stayed the case and ordered the parties to proceed with arbitration of individual claims. The plaintiffs voluntarily dismissed the case in August 2024. Another putative class action lawsuit involving the same non-bank partner was filed in federal court in the Western District of Washington in May 2023, alleging that the plaintiff and other class members received loans through the non-bank partner that exceed the usury limits under Washington law. The suit asserts claims under the Washington Consumer Protection Act, for declaratory relief, and for violation of the federal Racketeer Influenced and Corrupt Organizations Act. The suit alleges that the non-bank partner is the true lender with the predominant economic interest in the loans, that the originating banks are not the real parties in interest to the loans and that non-bank partner devised a “rent-a-bank scheme” in an attempt to evade Washington law. In October 2023, the court granted defendants’ motion to compel arbitration and stayed the case pending arbitration, and the plaintiff voluntarily dismissed the case in November 2023.
In August and September of 2023, similar putative class action complaints were filed in federal district courts in Pennsylvania against different non-bank partners that arranged for the origination of loans by the same state-chartered bank. Plaintiffs alleged that the non-bank partners were the lenders of the loan rather than the bank, and that the non-bank partners may not rely on the federal preemption of interest rate laws that applies to the bank after the sale of the loan. Based on these theories, both plaintiffs claim that the interest rate on the loan exceeded the six percent interest allowed by Pennsylvania law for unlicensed lenders. The complaints assert claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law, violation of the Loan Interest and Protection Law, and violation of the Consumer Discount Company Act on behalf of a putative class of Pennsylvania borrowers, and seek actual, statutory, treble and other damages, attorneys’ fees and costs, declaratory relief, and other unspecified relief. In both cases, the defendants’ motions to compel arbitration were granted. The other remains ongoing. In January 2017, the Administrator of the Colorado Uniform Consumer Credit Code (“Colorado Administrator”) filed suits against two online marketplace loan Platforms that utilized the funding bank model to originate loans. The Platforms purchased the loans from the partners shortly after origination. The Colorado Administrator claimed that loans to Colorado residents facilitated through these Platforms were required to comply with Colorado laws regarding interest rates and fees and that such laws were not preempted by federal law, notwithstanding that they were originated by FDIC-insured banks. The Colorado Administrator’s claims were based on allegations that the Platforms were the true lenders on the loans to Colorado residents because the Platforms held the predominant economic interest in the loans and that, as non-bank purchasers of the loans, the Platforms were not entitled to federal preemption of state interest rate ceilings based on the reasoning of the Second Circuit Decision described above. The Platforms removed the cases to federal court but, in March 2018, the court remanded the cases back to state court. Separately, the bank partners of the Platforms filed actions in federal court, each seeking a declaratory judgment that Colorado law with respect to usury is preempted by federal law. However, both actions were dismissed. The state court granted the bank partners’ motions to intervene in August 2018. In November 2018, the administrator filed amended complaints in state court, in each case, adding related securitization trusts as defendants. Motions to dismiss the trusts were denied. The Colorado Administrator filed a motion for a legal determination that even if the bank partners were the true lenders, a non-bank assignee could not enforce the rates charged by the partner banks. On June 9, 2020, the Colorado court issued a decision that a non-bank assignee could not enforce the rates and fees of a partner bank and must adhere to Colorado’s rates and fees. The Colorado Administrator also filed a motion for partial summary judgment, as did the defendants. On August 7, 2020, the two marketplace loan Platforms, their bank partners, the Administrator and the Attorney General entered into an Assurance of Discontinuance (“AOD”) settling the ongoing litigation and establishing certain safe harbors for existing and future loan originations.

The AOD contains safe harbor provisions including oversight criteria affirming regulatory oversight of loan origination by the banks, disclosure and funding criteria ensuring that the bank is the funder of the loan at origination, licensing criteria for a non-bank partner that takes assignment of and engages in direct collection of payments from consumers for loans that qualify as “supervised loans” (rate of 21% or less), rates limited to 36% and structural criteria that limit bank and non-bank partners’ ability to structure purchase arrangements, collateral requirements, and indemnification agreements to limit the level of economic interest in the loans that may be transferred to the non-bank partner following origination by the bank. While the terms of the AOD are binding on the named parties, other bank partners and marketplace lending Platforms may decide to follow the requirements of the safe harbor to mitigate the risks faced by secondary market purchasers of Colorado consumers loans.
Furthermore, in June 2023, Colorado enacted a law that opts Colorado out of Section 521 of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“DIDMCA”), which affords interest rate preemption to out-of-state-chartered banks that make consumer credit loans to Colorado residents. Previously, only Iowa and Puerto Rico opted out of Section 521 of DIDMCA. The Colorado law has the intended effect of preventing out of state, state-chartered banks from originating loans to Colorado residents at interest rates that are higher than the Colorado state usury cap of 21%. The Colorado law was expected to take effect in July 2024, but in response to a federal lawsuit brought by several industry trade groups, a federal district court granted a preliminary injunction in June 2024 that prevents Colorado from enforcing the law against out-of-state-chartered banks making loans in Colorado. In March 2025, a three-judge panel of the U.S. Court of Appeals for the Tenth Circuit heard oral arguments challenging the district court’s injunction. In November 2025, the Tenth Circuit Court of Appeals issued an opinion reversing the District Court’s preliminary injunction and holding that Colorado may enforce its interest rate cap for loans made to Colorado borrowers, despite being originated out of state. The Tenth Circuit, in November 2025, granted the bank trade associations’ unopposed motion for an extension of time until December 9, 2025 in which to file a petition for rehearing en banc. During this time, the Tenth Circuit’s decision is not effective and, should it become effective, it will have only prospective effect as to interest rates charged as of its effective date. No assurance can be given as to the outcome of this litigation or its impact.
Certain states have enacted consumer lending legislation with broad anti-evasion language that seeks to re-characterize non-bank facilitators of bank-originated loans as the true lenders, and other states may enact similar legislation. For example, Nevada has an anti-evasion statute that makes its laws governing installment loans applicable to a person that has a business arrangement with an exempt entity (like a bank) “where the purported agent holds, acquires or maintains a material economic interest in the revenues generated by the loan.” Nev. Rev. Stat. Ann. § 675.035 (2020).
In addition, Illinois recently enacted legislation (SB 1792) which became effective immediately on March 23, 2021. The law extends the 36% “all-in” Military Annual Percentage Rate (“MAPR”) finance charge cap of the federal Military Lending Act (“MLA”) to “any person or entity that offers or makes a loan to a consumer in Illinois” unless made by a statutorily exempt entity. The Act provides that any loan made in excess of a 36% MAPR is considered null and void, and no entity has the “right to collect, attempt to collect, receive, or retain any principal, fee, interest, or charges related to the loan.” Each violation of the law is subject to a fine of up to $10,000. While the Illinois law exempts banks, the law also contains a claw-back provision that negates the exemption for third parties that assist in bank lending in Illinois, if they maintain a predominant economic interest in the loans. There can be no assurance as to how this new legislation will be applied.
New Mexico adopted legislation (HB 132) effective January 1, 2023 that limits interest rates on loans of $10,000 or less to New Mexico residents to 36% APR, with certain additional charges included in the APR calculation. The legislation contains a similar anti-evasion regime to that in effect in Illinois, making anyone who both acts as a service provider to an exempt lender and has a predominant economic interest in the loan the true lender for purposes of the law’s licensing provision. A loan made in violation of the licensing requirement is void.
Hawaii recently adopted a similar law applicable to loans made to borrowers that have an original principal balance of less than $1,500. The licensing provisions of the Hawaii statute became effective January 1, 2022 and no assurance can be given as to the licensing status of the originators of such affected loans or the effect of the Hawaii statute on those loans.
The State of Maine recently amended its Consumer Credit Code. In part, the amendment addresses which entities are deemed lenders and, among other rules changes, increases the covered entities subject to the state’s interest rate cap rules. The amendment also includes an anti-evasion provision under which “a purported agent or service provider” is deemed a “lender” under certain circumstances, including among other things, if they (a) hold, acquire or maintain the “predominant economic interest in the loan” or (b) market, arrange or facilitate the loan and hold the right to purchase the loan or interest in the loan, or (c) based on the totality of the circumstances, appear to be the lender, and the transaction is structured to evade certain statutory requirements. 9-A Me. Rev. Stat. Ann. Art. 2, Pt. 7, § 2-702. Under the new statute, if the deemed lender violates the provisions and lends in excess of the permissible state rate for unlicensed lenders (12.25%), the borrower is not obligated to pay the debt and may recover amounts previously paid on it. The new provisions became effective October 18, 2021. In addition, Maine also amended its licensing exemption so that any person taking an assignment of a consumer loan and undertaking direct collection of payments must also be licensed in Maine. Me. Rev. Stat. Ann. § 2-301.
Nebraska passed legislation that requires entities holding, servicing or otherwise participating in consumer loans made to Nebraska residents with an interest rate greater than 16% per annum, a principal balance of less than $25,000 and a duration of 145 months or less to have a physical location in the state. However, the physical presence requirement does not apply to owners, servicers or purchasers of installment loans if they are not making the loans. The state has taken an enforcement posture with respect to online programs requiring compliance with these requirements. In June 2023, the Nebraska statute was amended to require a license to purchase, in whole or in part, loans less than $25,000 and above 16% interest.
In June 2023, Connecticut revised its Small Loan Lending and Related Activities Act to impose licensing requirements on entities that partner with regulated banks with respect to small loans, which are now defined as loans for $50,000 or less and made at an APR greater than 12%, as calculated under the MLA. The statute also includes an anti-evasion provision under which a person must be licensed if it “(1) holds, acquires or maintains, directly or indirectly, the predominant economic interest in a small loan; (2) such person markets, brokers, arranges or facilitates the loan and holds the right, requirement or right of first refusal to purchase the small loans, receivables or interests in the small loans; or (3) the totality of the circumstances indicate that such person is the lender and the transaction is structured to evade” the requirements of the statute. In addition, Connecticut statute also requires any person purchasing, acquiring or receiving assignment of a “small loan” or receiving payments of principal or interest in connection with a small loan to a Connecticut borrower to be licensed in Connecticut. The new provisions became effective in October 2023. There can be no assurance as to how any of this or any other new legislation will be applied. It is possible that other states may follow suit, instituting similar statutory “true lender” tests, which may impact the risk of true lender litigation in certain jurisdictions, as well as the tests applied by courts and regulators in determining the true lender. While such provisions provide additional clarity with respect to jurisdictional requirements, they may also result in increased usury and licensing risk. Further, other states may take different paths to promulgate similar “true lender” restrictions, and if not through a legislative path, impacted parties may have little to no advance notice of new restrictions and compliance obligations. There can be no assurance as to how any of this or any other new legislation will be applied. It is possible that other states may follow suit, instituting similar statutory “true lender” tests, which may impact the risk of true lender litigation in certain jurisdictions, as well as the tests applied by courts and regulators in determining the true lender. While such provisions provide additional clarity with respect to jurisdictional requirements, they may also result in increased usury and licensing risk. Further, other states may take different paths to promulgate similar “true lender” restrictions, and if not through a legislative path, impacted parties may have little to no advance notice of new restrictions and compliance obligations.
Ohio adopted the Small Loan Act, which requires any non-bank entity that is compensated for arranging any bank loan in the amount of $5,000 or less to obtain a license. Ohio Revised Code (O.R.C.) §§ 1321.01-1321.19. There can be no assurance that all of the applicable Platform will have obtained such a license at such time.
Wyoming amended its Consumer Credit Code in July 2021. Wyo. Stat. 40-14-302. Under the new provisions, Wyoming broadened its licensing requirements to provide that “Unless a person is a supervised financial organization or has first obtained a license from the administrator, no person shall engage in the business of making consumer loans or taking assignments of non-servicing rights relating to consumer loans that are not in default.” The statute applies to all consumer loans that do not exceed $75,000. Thus, all non-bank persons that take assignments of non-defaulted consumer loans must be licensed.
The State of Washington recently adopted a statute, effective as of June 6, 2024, with respect to loans originated to Washington residents and individuals physically located in the state after June 6, 2024 that creates a new anti-evasion standard. The statute as amended deems a person the “true lender” with respect to a consumer loan originated by a bank (and thus otherwise exempt from interest rate limitations) notwithstanding the fact that the person purports to act as an agent, service provider or in another capacity for the bank if “(a) The person holds, acquires or maintains, directly or indirectly, the predominant economic interest in the loan; or (b) The totality of the circumstances indicate that the person is the lender, and the transaction is structured to evade the requirements of this chapter.” Wash. S. B. 6025, § 2; Rev. Code Wash. § 31.04.025 (eff. June 6, 2024). The anti-evasion provision only applies to loans that would otherwise require a license, that is, with an interest rate above 25%. Thus, the statute facially requires a non-bank that acquires the predominant economic interest in a loan originated by a bank at an interest rate above 25% to be licensed as a lender under Washington law. The legislation also increases the penalty for acting as a lender (other than in connection with a residential mortgage loan) without a license from a forfeiture of interest to rendering the loan “null, void, uncollectible, and unenforceable” in its entirety. Wash. S. B. 6025, § 4; Rev. Code Wash. § 31.04.035 (eff. June 6, 2024). It is possible that other states may follow suit, instituting similar statutory anti-evasion or similar provisions based on “true lender” concepts in the future.
OCC True Lender Rule

The OCC promulgated a final rule issued on October 27, 2020 concerning when a bank is the true lender in the context of a partnership between a bank and a non-bank entity, such as a marketplace platform. The rule specified that a bank makes a loan and is the true lender if, as of the date of origination, it (1) is named as the lender in the loan agreement or (2) funds the loan. The rule also specified that if, as of the date of origination, one bank is named as the lender in the loan agreement for a loan and another bank funds that loan, the bank that is named as the lender in the loan agreement makes the loan. Furthermore, under the rule, the bank, as the true lender of a loan, would retain the compliance obligations associated with the origination of that loan. The OCC rule went into effect on December 29, 2020. On January 5, 2021, seven state Attorneys General filed a lawsuit against the OCC challenging the rule on procedural and substantive grounds. However, on June 24, 2021, Congress passed a resolution seeking to invalidate the OCC’s true lender rule pursuant to the Congressional Review Act and to prohibit the OCC from issuing a rule in substantially the same form in the future. On June 30, 2021, President Biden signed the resolution, and the OCC’s true lender rule was voided retroactively. The state Attorneys General subsequently dismissed their action as moot.
The FDIC has not proposed a similar rule, and state-chartered banks would not have been covered by the OCC rule.
Risk of the Platform or Fund Being Deemed the True Lender
Courts have recently applied differing interpretations when determining which party in a funding bank arrangement is the true lender. The resulting uncertainty may increase the possibility of claims brought against the Platforms by borrowers seeking to void their loans or subject the Platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the Platform (or the Fund) is deemed to be the true lender in any jurisdiction (whether determined by a regulatory agency or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits of such jurisdiction and existing loans may be unenforceable. In such case, the Platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any restitution and/or penalties and fines as to existing loans (and any new loans originated at rates that are not permitted under the laws of the states in question), subject to applicable statutes of limitation. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such Platforms to terminate their business. In such circumstances, there is likely to be an adverse effect on the Investment Adviser’s ability to continue to invest in certain or all alternative lending securities and the Fund’s ability to pursue its investment objective and generate anticipated returns.
The risk that either the Platforms or the Fund (as a whole or fractional loan investor) is deemed the true lender in any jurisdiction exists with respect to loans made to both consumers and businesses. Several courts have concluded that non-bank consumer lenders that utilize a bank funding model should be viewed as the true lenders in the arrangement. U.S. courts have rarely analyzed questions regarding true lenders in the context of business loans. Although it is expected that U.S. courts’ true lender analysis would be the same for both consumer and business loans, additional uncertainty exists as to how U.S. courts would analyze questions regarding true lenders in a business loan context. In October 2017, a small business owner brought suit against a small business marketplace lender in federal district court in Massachusetts under a true lender theory. The suit alleged that the marketplace lender, which utilized a bank funding model, was the true lender and, among other things, originated loans in violation of state usury laws. However, the court stayed the case pending the outcome of arbitration. Any action undertaken by state regulators to assert that Platforms that partner with funding banks are the actual providers of loans to borrower members could have a material adverse effect on the lending model utilized by the alternative lending industry and, consequently, the ability of the Fund to pursue a significant part of its investment strategy. In November 2017, a bill was introduced in the U.S. House of Representatives to address the true lender issue. The bill would have clarified that an insured bank is the lender of any loan for which the bank is the initial creditor, notwithstanding any later assignment of the loan, or the existence of a service or economic relationship with a non-bank entity (such as the Platforms). Ultimately, the bill was not signed into law and it is uncertain whether Congress will adopt legislation to address the true lender issue.
At any time there may be litigation pending against Platforms and/or banks that issue loans for the Platforms. Any such litigation may significantly and adversely impact the Platforms’ ability to make loans or subject them, or their whole or fractional loan investors, like the Fund, to fines and penalties, which could consequently have a material adverse effect on the Fund.
Additionally, plaintiffs may assert claims against subsequent holders of the loans, including the Fund, and recipients of amounts collected on the Loans, including the investors. Some of the laws with which the loans must comply with respect to the marketing, origination, servicing, and collection, such as the federal Truth in Lending Act, may make an assignee of such loans (such as the Fund) liable for violations. Even when laws do not include express provisions creating assignee liability, plaintiffs (including private plaintiffs and government regulators and agencies) may bring claims against assignees based on general common law principles of liability or other theories. In addition, some laws, such as the Colorado Uniform Consumer Credit Code (the “Colorado UCCC”) (as has been alleged by the Colorado Administrator), may make subsequent holders liable for claims relating to the collection of amounts provided for under the terms of the Loans. As discussed above, the Colorado Administrator brought claims against certain subsequent holders of loans originated through certain online platforms, alleging that the subsequent holders are liable with respect to finance charges, late charges, and other amounts that the servicer collected on their behalf in excess of the amounts permitted by the Colorado UCCC, as well as civil penalties in accordance with Colorado law. And, claims were brought against subsequent holders of credit card receivables in class action complaints filed (1) in the United States District Court for the Eastern District of New York against three special purpose vehicles involved in the securitization of credit card receivables, as well as the trustees of two of the special purpose vehicles and (2) in the United States District Court for the Western District of New York against two special purpose vehicles involved in the securitization of credit card receivables, as well as a trustee of one of the special purpose vehicles. There can be no assurance that plaintiffs or regulators will not bring claims relating to the loans or notes against assignees of the loans, such as the Fund, or against recipients of the proceeds collected on the Fund, including the investors.
The Platforms could also be forced to comply with the lending laws of all U.S. states, which may not be feasible and could result in Platforms ceasing to operate. As discussed above, certain states have enacted new legislation relating to true lender theories and other states may enact similar legislation. Any increase in cost or regulatory burden on a Platform could have a material adverse effect on the Fund. Specifically, adverse rulings by courts in pending and potential future matters could undermine the basis of the Platforms’ business models and could result ultimately in a Platform or its whole or fractional loan investors being characterized as a lender, which as a consequence would mean that additional U.S. consumer protection laws would be applicable to the borrower member loans sourced on such Platforms, rendering such borrower member loans voidable or unenforceable. In addition, a Platform or its whole or fractional loan investors, like the Fund, could be subject to claims by borrower members, as well as enforcement actions by regulators that could lead to fines, civil or criminal penalties or other sanctions. Even if a Platform were not required to cease operation with residents of certain states, the Platform or its whole or fractional loan investors, like the Fund, could be required to register or obtain, and maintain, licenses or regulatory approvals in all 50 U.S. states at substantial cost. If a Platform or the Fund or its Subsidiary were subject to fines, civil or criminal penalties or sanctions, or other regulatory action, or forced to cease operations in some or all states, this could have a material adverse effect on the Fund and Fund Shareholders, and the investments in the Platforms.
State Licensing Considerations
In addition to laws governing the activities of lenders and servicers, certain states may require, or may in the future require, purchasers or holders of certain loans, primarily consumer loans, to be licensed or registered in order to purchase or hold such loans or to collect interest above a specified rate. To the extent required or determined to be necessary or advisable, the Fund intends to obtain licenses or take other appropriate steps to address any applicable state licensing requirements in order to pursue its investment strategy. To the extent the Fund or any of its Subsidiaries obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
The Fund intends to invest in alternative lending securities through one or more wholly-owned Subsidiaries. These Subsidiaries will include one or more common law or statutory trusts with a federally chartered bank serving as trustee. The Fund or one or more of its other wholly-owned Subsidiaries will hold the beneficial interests in each such trust, and the federally chartered bank acting as trustee will hold legal title to the alternative lending securities for the benefit of the trust and/or the trust’s beneficial owners. State licensing laws typically exempt federally chartered banks from their licensing requirements, and federally chartered banks may also benefit from federal preemption of state laws, including any licensing or registration requirements. The use of common law or statutory trusts with a federally chartered bank serving as trustee is intended to address any state licensing requirements that may be applicable to purchasers or holders of alternative lending securities. However, the ability of a trust with a federally chartered bank as trustee to override state laws on the basis of federal preemption has recently been challenged and may be further challenged in the future. It is expected that each trustee of a common law or statutory trust through which the Fund invests would be indemnified by the applicable trust and, potentially in certain circumstances, by the Fund or one or more of its Subsidiaries. Although the Fund intends to invest in alternative lending securities through one or more common law or statutory trusts, the Fund is not required to use this approach and may instead hold such investments directly or indirectly through one or more other Subsidiaries.
If the Fund or any of its Subsidiaries is required to be licensed in any particular jurisdiction in order to invest in certain alternative lending securities, obtaining the required license may not be viable (because, for example, it is not possible or practical) and the Fund may be unable to restructure its investments to address the licensing requirement. In that case, the Fund or its Subsidiaries may be forced to cease investing in the affected alternative lending securities, or may be forced to sell such alternative lending securities. If a state regulator or court were to determine that the Fund or its Subsidiaries acquired or held an alternative lending security without a required state license, the Fund or its Subsidiaries could be subject to penalties or other sanctions, prohibited or restricted in its ability to enforce its alternative lending security, or subject to litigation risk or other losses or damages.
Fair Debt Collection Practices Act

The U.S. federal Fair Debt Collection Practices Act (“FDCPA”) provides guidelines and limitations on the conduct of third-party debt servicers in connection with the collection of consumer debts. In order to ensure compliance with the FDCPA, the Platforms often contract with professional third-party debt collection agencies to engage in debt collection activities. The CFPB, the U.S. federal agency now responsible for administering the FDCPA, is engaged in a comprehensive rulemaking regarding the operation of the FDCPA which likely will affect the obligations of sellers of debt to third parties, as well as change other regulatory requirements. Any such changes could have an adverse effect on any U.S. Platforms following a certain model and therefore on the Fund as a whole or fractional loan investor. The U.S. Fair Credit Reporting Act (“FCRA”) regulates consumer credit reporting. Under the FCRA, liability may be imposed on furnishers of data to credit reporting agencies to the extent that adverse credit information reported is false or inaccurate.
On October 30, 2020, the CFPB issued new regulations implementing the federal FDCPA, which regulate the collection activities of third-party debt collectors. These new regulations went into effect November 30, 2021. Further updates were made in April 2023 to further implement and clarify the regulations. These regulations could potentially impact third parties servicing loans owned by the Fund and the collections received on the loans by the Fund.
Payday Lending Rule
On October 5, 2017, the CFPB adopted a final rule governing payday, vehicle title, and certain high-cost installment loans (the “Payday Lending Rule”). The initial Payday Lending Rule mandated that lenders take reasonable steps to ensure that prospective consumer borrowers have the ability to repay certain loans (the “underwriting provisions”) and imposed limits on attempts to withdraw payments on loans from consumers’ checking and other accounts (the “payment withdrawal limitations”). The CFPB amended the Payday Lending Rule to rescind the underwriting provisions in July 2020, while compliance with the payment withdrawal limitations was stayed pending litigation challenging, among other things, the constitutionality of the CFPB’s funding structure. Following the U.S. Supreme Court’s decision in May 2024 upholding the structure of the federal agency, the Payday Lending Rule, as amended, became effective on March 30, 2025. However, the CFPB announced in March 2025 that it will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payday Lending Rule. The Payday Lending Rule applies to short-term consumer loans with terms of 45 days or less, longer-term balloon-payment consumer loans and certain high cost (greater than 36%) longer term installment consumer loans. The remaining provisions of the Payday Lending Rule (1) prohibit lenders from attempting to withdraw payment for a covered loan from a borrower’s account after two consecutive attempts have failed due to lack of sufficient funds, unless the borrower provides authorization to do so; and (2) require lenders to give consumers certain notices, such as advance notice before attempting to withdraw a payment for the first time and notice of the consumer’s rights when two consecutive payment attempts fail. Compliance with the Payday Lending Rule may impact some of the loans offered by certain Platforms, though, under the current administration, it is uncertain whether and to what extent the CFPB will focus on enforcing this rule.
Privacy and Data Security Laws
The U.S. federal Gramm-Leach-Bliley Act (“GLBA”) limits the disclosure of non-public personal information about a consumer to non-affiliated third parties and requires financial institutions to disclose certain privacy policies and practices with respect to its information sharing with both affiliates and non-affiliated third parties. A number of states have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other federal and state statutes deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission implement the GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. Platforms following certain Platform models generally have privacy policies that conform to these GLBA and other requirements. In addition, such U.S. Platforms have policies and procedures intended to maintain Platform participants’ personal information securely and dispose of it properly. Through the Fund’s participation in the Platforms, the Fund and the Investment Adviser may obtain non-public personal information about loan borrowers, as defined in GLBA, and intend to conduct themselves in compliance with, and as if they are subject to the same limitations on disclosure and obligations of safeguarding and proper disposal of non-public personal information. The Fund and the Investment Adviser will maintain as confidential and not sell or rent such information to third parties for marketing purposes.
In addition, the Fund could be subject to state data security laws, depending on whether the information the Fund obtains is considered non-public personally identifiable information under those state laws. Any violations of state data security laws by the Fund could subject it to fines, penalties, or other regulatory action on a state-by-state basis, which, individually or in the aggregate, could have a material adverse effect on the Fund due to the compliance costs related to any violations as well as costs to ensure compliance with such laws on an ongoing basis. Additionally, any violations of the GLBA by the Fund could subject it to regulatory action by the U.S. Federal Trade Commission, which could require the Fund to, inter alia, implement a comprehensive information security and reporting program and to be subject to audits on an ongoing basis.
OFAC and Bank Secrecy Act
In co-operation with various banks, the U.S. Platforms implement the various anti-money laundering and screening requirements of applicable U.S. federal law. The Fund is not able to control or monitor the compliance of the various banks or the Platforms with these regulations. Moreover, in the Fund’s participation with the Platforms, it is subject to compliance with the Office of Foreign Assets Control (“OFAC”), the USA PATRIOT Act and Bank Secrecy Act regulations applicable to all businesses, which for the Fund will generally involve co-operation with U.S. authorities in investigating any purported improprieties. Any material failure by any of the various banks, the Platforms or the Fund to comply with OFAC and other similar anti-money laundering restrictions or in connection with any investigation relating thereto could result in additional fines or penalties that, depending on the violations, could amount to $1,000 to $25,000 per violation. Such fines or penalties could have a material adverse effect on the Fund directly, for amounts owed for fines or penalties, or indirectly, as a negative consequence of the decreased demand for loans from the Platforms as a result of any such adverse publicity and other reputational risks associated with any such fines and penalties assessed against the Platforms or the various banks.
Servicemembers Civil Relief Act
U.S. federal law provides borrower members on active military service with rights that may delay or impair a Platform’s ability to collect on a borrower member loan. The Servicemembers Civil Relief Act (“SCRA”) requires that the interest rate on pre-existing debts, such as member loans, be set at no more than 6 percent while the qualified service member or reservist is on active duty. A holder of a note, certificate or whole loan that is dependent on such a member loan, as the Fund may be, will not receive the difference between 6 percent and the original stated interest rate for the member loan during any such period. This law also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any member loans in default and, accordingly, payments on the notes that are dependent on these member loans. If there are any amounts under such a member loan still due and owing to the Platform after the final maturity of the notes that correspond to the member loan, the Platform will have no further obligation to make payments on the notes to the Fund, even if the Platform later receives payments after the final maturity of the notes.
The MLA also imposes requirements for consumer credit transactions involving servicemembers and certain of their dependents, which includes spouses, children and parents or parents-in-law that reside in the servicemember’s home. The MLA establishes written and oral disclosure requirements and imposes a maximum military annual percentage rate of 36% for credit extended to servicemembers and their covered dependents. It also prohibits the imposition of a prepayment penalty and prohibits mandatory arbitration in the event of a dispute. Violations of the MLA could void a loan.
Platforms do not take military service into account in assigning loan grades to borrower member loan requests. In addition, as part of the borrower member registration process, Platforms do not request their borrower members to confirm if they are a qualified service member or reservists within the meaning of the SCRA or MLA. The SCRA and the MLA are specific to the United States and therefore does not pose a risk for other jurisdictions in which the Fund may invest.
Each sale of whole loans by the Platforms to the Fund is structured as a “true sale” and is not intended to be a financing or loan by the Fund to the Platforms. The Fund expects to receive representations from each Platform in each Loan Purchase Agreement for whole loans that the Platforms will treat such transactions as sales for tax, accounting and all other applicable purposes. The sale of each loan transfers to the Fund all of the Platform’s right, title and interest in such loan, and the Platform will not retain any residual rights with respect to any loan.
Alternative lending industry participants, including Platforms and the Fund, may be subject in certain cases to increased risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Moreover, alternative lending securities generally are written using standardized documentation. Thus, many borrowers may be similarly situated insofar as the provisions of their respective contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against the Platforms and other related entities.
Regulatory Regime in the United Kingdom. In the future, the Fund may invest in online lending-related securities through Platforms domiciled in the United Kingdom. Such Platforms must be authorized and regulated by the Financial Conduct Authority (“FCA”) in order to engage in the regulated activity of “operating an electronic system in relation to lending,” following changes to consumer credit regulation in April 2014. The FCA is currently allowing application periods, giving Platforms with interim permission a three-

month window in which they must apply to the FCA for full authorization. If any Platform through which the Fund invests were to fail to obtain full authorization, the Platform might be forced to cease its operations, which would disrupt the servicing and administration of loans to which the Fund has exposure through that Platform. Any such disruption may impact the quality of debt collection procedures in relation to those loans and may result in reduced returns to the Fund from those investments.
The FCA has recently also introduced new regulatory controls for Platform operators, including the application of conduct of business rules (in particular, relating to disclosure and promotions), minimum capital requirements, client money protection rules, dispute resolution rules and a requirement for firms to take reasonable steps to ensure existing loans continue to the administered if the firm goes out of business. The introduction of these regulations and any further new laws and regulations could have a material adverse effect on U.K. Platforms’ businesses and may result in interruption of operations by such Platforms or the passing on of the costs of increased regulatory compliance to investors, such as the Fund, in the form of higher origination or servicing fees.
The Fund may invest in loans that constitute regulated credit agreements (consumer credit loans) under the Financial Services and Markets Act 2000 (“FSMA”). Article 60B of the amended Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (“RAO”) provides that the activity of entering into a regulated credit agreement as lender or exercising or having the right to exercise the lender’s rights and duties under such credit agreement requires FCA authorization. However, article 60I of the RAO and paragraph 55 of the schedule to the Financial Services and Markets Act 2000 (Exemption) Order 2001 provide exemptions from authorization to persons who acquire rights under a regulated credit agreements (but who do not make any such loans or extend any new credit), provided that the servicer of such loans is appropriately authorized by the FCA.
The Fund is not authorized by the FCA in respect of consumer credit activities. To the extent that it acquires any loans which are regulated credit agreements under FSMA, the Fund will be required to ensure that a person with the appropriate FCA authorization is engaged to service such regulated credit agreements in accordance with the exemptions from authorization under article 60B and paragraph 55 outlined above. If the FCA were to successfully challenge the Fund’s reliance on this exemption, this could adversely affect the Fund’s ability to invest in consumer loans in the United Kingdom or other online lending-related securities relating to such consumer loans, and could subject to the Fund to costs that could adversely affect the results of the Fund.
Regulatory Regime in Other Jurisdictions. In the future, the Fund’s loan investments may be sourced from Platforms domiciled outside the United States and United Kingdom, except that the Fund will not invest in Platforms domiciled in emerging markets countries, as determined by the Platforms pursuant to guidelines developed by the Investment Adviser. The Platforms and their investors may face regulation in the other jurisdictions in which the Fund invests. Many other jurisdictions have regulatory regimes in place to authorize or regulate Platforms. If any entity operating a Platform through which the Fund invests, or any entity that is the lender under a loan agreement facilitated by that Platform, were to lose its license or have its license suspended or revoked, the Platform might be forced to cease its operations, which could impair the ability of the Fund to pursue its investment strategy by investing in loans originated by that Platform, and could disrupt the servicing and administration of loans to which the Fund has exposure through that Platform. Any such disruption may impact the quality of debt collection procedures in relation to those loans and may result in reduced returns to the Fund from those investments. In addition, some jurisdictions may regulate the terms of loans issued through a Platform or impose additional requirements on investments in such loans, which could impact the value of online lending-related securities purchased from a Platform operating in such a jurisdiction or the ability of the Fund to pursue its investment strategy by investing in loans originated by such a Platform. New or amended laws or regulations could disrupt the business operations of Platforms operating in jurisdictions in which the Fund invests and could result in the Platforms passing on of increased regulatory compliance costs to investors, such as the Fund, in the form of higher origination or servicing fees.
Systems and Operational and Cybersecurity Risks. The Fund depends on the development and implementation of appropriate systems for the Fund’s activities. The Fund relies heavily on a daily basis on financial, accounting and other data processing systems to execute, clear and settle transactions across numerous and diverse markets and to evaluate certain loans, to monitor its portfolio and capital, and to generate risk management and other reports that are critical to oversight of the Fund’s activities. The Investment Adviser may not be in a position to verify the risks or reliability of such third-party systems. In addition, the Fund relies on information systems to store sensitive information about the Fund, the Investment Adviser, their affiliates and the Shareholders. Any failure of the information technology (“IT”) systems developed and maintained by the Investment Adviser could have a material adverse effect on the ability of the Fund to acquire and realize investments and therefore negatively impact the Fund’s performance.
The Investment Adviser is reliant upon attaining data feeds directly from the Platforms via an application programming interface (“API”) and/or SSH File Transfer Protocol (“SFTP”) connection, which is a system of protocols and tools used for creating software applications. Any delays or failures could impact operational controls and the valuation of the Fund’s portfolio. While the Investment Adviser has in place systems to continually monitor the performance of these IT systems, there can be no guarantee that issues will not arise that may require attention from a specific Platform. Any such issues may result in processing delays. To seek to mitigate this risk the Investment Adviser will seek to put in place, with each Platform through which the Fund intends to invest, a defined process and communication standard to support the exchange of data.
Technology complications associated with lost or broken data fields as a result of Platform-level changes to API and/or SFTP protocols may impact the Fund’s ability to receive and process the data received from the Platforms.
To effectuate the Fund’s investment objective, the Investment Adviser’s activities are dependent upon systems operated by third parties, including without limitation the Platforms, banks, market counterparties and other service providers, and the Investment Adviser may not be in a position to verify the risks or reliability of such third-party systems. Failures in the systems employed by the Investment Adviser, Platforms, banks, counterparties, exchanges and similar clearance and settlement facilities and other parties could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated or accounted for.
In addition, despite the security measures established by the Investment Adviser and other third parties to safeguard the information in these systems, such systems may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise these systems and result in the theft, loss or public dissemination of the information stored therein. Disruptions in a Platform’s, the Investment Adviser’s and/or the Fund’s operations or breach of such Platform’s, the Investment Adviser’s and/or the Fund’s information systems may cause the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage.
The highly automated nature of a Platform may make it an attractive target for, and potentially vulnerable to, cyberattacks, computer viruses, physical or electronic break-ins and similar disruptions. If a hacker were able to infiltrate a Platform, the Fund may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a loan. If a Platform is unable to prevent such activity, the value of the loans and such Platform’s ability to fulfill its servicing obligations and to maintain the Platform would be adversely affected. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Platforms may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in software are exposed and exploited, relationships with borrowers and investors could be severely damaged. All of these potential risks may cause a decrease in the amount of loans acquired by the Platforms, which may directly affect the Fund and its ability to achieve its investment objective. The potential for security breaches may also adversely affect the Fund due to its reputational impact on the Platforms and wider effect on the online lending industry as a whole.
Any of the foregoing failures or disruptions could have a material adverse effect on the Fund and the Shareholders’ investments therein.
General Economic and Market Conditions. The value of your investment in the Fund is based on the market prices and values of the Fund’s investments, which change regularly due to economic and other events that affect the U.S. and global markets generally, as well as those that affect or are perceived or expected to affect particular regions, countries, industries, companies issuers, sectors, asset classes or governments. These types of events may be sudden and unexpected, and could adversely affect the value (or income generated by) and liquidity of the Fund’s investments, which may in turn impact the Fund’s ability to sell alternative lending securities and/or its ability to repurchase its shares. The risks associated with these developments may be magnified if certain social, political, economic and other conditions and events (such as natural disasters or events, epidemics and pandemics, terrorism, conflicts, social unrest, recessions, inflation, rapid interest rate changes and supply chain disruptions) adversely interrupt the global economy and financial markets. It is difficult to predict when events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects (which may last for extended periods). These types of events may negatively impact broad segments of businesses and populations and have a significant and rapid negative impact on the performance or value of the Fund’s investments, adversely affect and increase the volatility of the Fund’s net asset value and exacerbate pre-existing risks to the Fund. The frequency and magnitude of resulting changes in the value of the Fund’s investments cannot be predicted.
High-Yield Instruments and Unrated Debt Securities Risk. The loans purchased by the Fund are not rated by an NRSRO. In evaluating the creditworthiness of borrowers, the Investment Adviser relies on the ratings ascribed to such borrowers by the relevant Platform or otherwise determined by the Investment Adviser. The analysis of the creditworthiness of borrowers of loans may be a lot less reliable than for loans originated through more conventional means. In addition, the Fund may invest in debt securities and instruments that are classified as “higher yielding” (and, therefore, higher risk) investments. In most cases, such investments will be rated below investment grade by NRSROs or will be unrated. These investments are commonly referred to as “junk” investments. Investments in such securities are subject to greater risk of loss of principal and interest than higher rated instruments and may be considered to be predominantly speculative with respect to the obligor’s capacity to pay interest and repay principal. Such investments may also be considered to be subject to greater risk than those with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with high-yield instruments, the yields and prices of such instruments may fluctuate more than those that are higher rated. The market for high-yield instruments may be smaller and less active than those that are higher rated, which may adversely affect the prices at which the Fund’s investments can be sold and result in losses to the Fund, which, in turn, could have a material adverse effect on the performance of the Fund. Such securities and instruments are generally not exchange traded and, as a result, trade in the over-the-counter (“OTC”) marketplace, which is less transparent than the exchange-traded marketplace.
Subsidiary Risk. By investing through its Subsidiaries, the Fund is exposed to the risks associated with the Subsidiaries’ investments. Subsidiaries are not registered as investment companies under the 1940 Act and will not be subject to all of the investor protections of the 1940 Act, although each Subsidiary is managed pursuant to the compliance policies and procedures of the Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and could adversely affect the Fund.
Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by the Fund to a bank or securities dealer and the Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of the Fund’s investment portfolio.
Risk of Bonds and Other Debt Securities Backed by Pools of Alternative Lending Securities. The Fund may invest in bonds and other debt securities backed by a pool of alternative lending securities. These investments include bonds or other debt securities issued by SPVs established solely for the purpose of holding alternative lending securities secured only by such assets (which practice is known as securitization). Payment of principal and interest on such bonds and debt securities is dependent upon the cash flows generated by the underlying loans, and therefore these investments are subject to the same types of risks as direct investments in alternative lending securities.
Small Business Risk. The Fund may invest in loans, receivables or merchant cash advances (MCAs) with exposure to small and medium size enterprises (SMEs). SMEs may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments. Platforms that originate loans to or purchase receivables from SMEs do not always conduct on-site due diligence visits to verify that the businesses exist and are in good standing, which may lead to higher instances of fraud. Receivables and MCAs are advances based upon the future revenues or credit card sales of a business. Repayment of an MCA is typically made by the MCA provider taking an agreed upon percentage of the business’s future cash flow (often through a percentage of the business’s credit card transactions) until the MCA amount is repaid in full plus an agreed upon percentage of the MCA amount, referred to as a “factor.” The factor amount is usually higher than interest rates on commercial loans or other comparable loan products. Because MCAs are repaid using the future receipts of the business and are not unconditional obligations by the merchant to repay the advance, MCAs are generally not considered to be loans that are subject to state licensing and usury laws. If the business does not generate sufficient receipts due to adverse business conditions, it may not be able to pay off the MCA, thereby adversely affecting the Fund’s investment. Fraud, delays or write-offs associated with SME loans, receivables and MCAs could directly impact the profitability of the Fund’s potential investments in such instruments. Some SME assets have recourse to a personal guarantor, which may become obligated to pay any remaining amounts owed to the owner of the loan or receivable, although others have no recourse and the Fund would have no such “back-up” if the business fails to pay back the principal and interest or advance amount and additional factor.
In addition, a number of lawsuits in recent years have sought to re-characterize MCAs as loans subject to state usury laws. If that were to occur with respect to any Fund investments, the Fund may not be able to collect on those MCAs deemed by a court to be disguised loans in violation of state usury laws. MCAs may also be subject to increasing scrutiny by federal and state regulatory agencies, which could lead to additional regulation and oversight of such investments.
Student Loans Risk. In general, the repayment ability of borrowers of student loans, as well as the rate of prepayments on student loans, may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the availability of alternative financings, regulatory changes affecting the student loan market and the general economy. For instance, certain student loans may be made to individuals who generally have higher debt burdens than other individual borrowers (such as students of post-secondary programs). The effect of the foregoing factors is impossible to predict.
Real Estate Loans and Real Estate-Related Assets Risk. The Fund may gain exposure to loans, securities or derivatives secured by, or relating to, real property, or it may invest in equity or debt issued by Platforms originating such loans, securities or derivatives. The value of an investment in securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of real estate. These risks include the cyclical nature of real estate values, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, demographic trends and variations in rental income, changes in zoning laws, casualty or condemnation losses, environmental risks, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and other real estate capital market influences. Generally, increases in interest rates will increase the costs of obtaining financing, which could directly and indirectly decrease the value of the Fund’s investments. To the extent the Fund invests in real estate loans or securities, such investments are limited to real estate loans where, at the time of investment, the loan-to-value ratio of the property is less than or equal to 95%. If the Fund acquires options or certain other types of derivative securities on real estate, such as home equity agreements, and is unable to exercise them or otherwise participate in the intended upside economics, the Fund could lose the entire value of its investment in such derivatives.
Legal and Regulatory Risk – General. Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. The regulation of U.S. and non-U.S. securities and investment funds, such as the Fund, has undergone substantial changes in recent years, and such change may continue. New (or revised) laws or regulations may be imposed by U.S. Congress, the Commodity Futures Trading Commission (“CFTC”), the Securities and Exchange Commission (“SEC”), the U.S. Federal Reserve or other banking regulators, the U.S. Department of Labor, other regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes and regulations. The CFTC, the SEC, the FDIC, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. The Fund and the Investment Adviser are eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Investment Adviser will continue to be eligible for such exemptions. For example, the Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) with regard to the operation of the Fund pursuant to Regulation 4.5 promulgated by the CFTC under the Commodity Exchange Act of 1936, as amended (“CEA”). To continue to qualify for the exclusion under CFTC Regulation 4.5, the aggregate initial margin and premiums required to establish positions in CEA-regulated derivative instruments (other than positions entered into for “bona fide hedging purposes”) may not exceed five percent of the Fund’s liquidation value or, alternatively, the net notional value of the Fund’s aggregate investments in CEA-regulated derivative instruments (other than positions entered into for “bona fide hedging purposes”) may not exceed 100% of the Fund’s liquidation value. In the event the Investment Adviser fails to qualify for the exclusion and the Investment Adviser is required to operate the Fund in its capacity as a registered CPO, it will become subject to additional disclosure, recordkeeping and reporting requirements with respect to the Fund, which may increase the Fund’s expenses.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) establishes rigorous oversight standards for the U.S. economy, market participants and businesses. The effect of the Dodd-Frank Act or other regulatory changes on the Fund could be substantial and may adversely affect the Fund’s performance and its full impact on the Fund and the ability of the Fund to meet its investment objective continues to be unknown. The implementation of the Dodd-Frank Act could also adversely affect the Investment Adviser and the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny and the implementation of enhanced and new regulatory requirements may increase the Investment Adviser’s and the Fund’s exposure to potential liabilities, and in particular liabilities arising from violating any such enhanced and/or new regulatory requirements. Increased regulatory oversight could also impose administrative burdens on the Investment Adviser and the Fund. The Dodd-Frank Act and related regulations have had a significant impact on the trading and use of many derivative instruments, and derivative dealers and their counterparties have become subject to new business conduct standards and disclosure requirements, reporting and recordkeeping requirements, transparency requirements, position limits, margin requirements and other regulatory burdens. These requirements may increase the overall costs for derivatives dealers and their counterparties and may also render certain strategies in which the Fund might otherwise engage impossible or so costly that they will no longer be economical to implement. Derivatives dealers can be expected to try to pass those increased costs along, at least partially, to market participants such as the Fund in the form of higher fees or less advantageous dealer marks. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and the Investment Adviser and the Fund may be affected by the new legislation and regulation in ways that are currently unforeseeable.
The federal interagency credit risk retention rules (the “U.S. Risk Retention Rules”) require the “sponsor” of a “securitization transaction” to retain (either directly or through its “majority-owned affiliates”) not less than 5% of the “credit risk” of the assets collateralizing the related asset-backed securities. The U.S. Risk Retention Rules became effective on December 24, 2016 with respect to asset-backed securities collateralized by assets other than residential mortgages. As a result, the failure of a “sponsor” to comply with the U.S. Risk Retention Rules may have a material and adverse effect on the market value and/or liquidity of any securities held by the Fund in regards to related securitizations of such sponsoring entity.
As internet commerce continues to evolve, increasing regulation by U.S. federal and state governments becomes more likely. Platforms may be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to online lending. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of consumer lending, which would adversely affect the viability of the Platforms. As a result, the Fund’s performance would be negatively impacted by the non-viability of any or all of the Platforms in whose loans it has invested.
In recent years, there appears to be a renewed popular, political and judicial focus on finance-related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between individual loan borrowers and an originating platform or the Fund, a court may similarly seek to strictly interpret terms and legal rights in favor of individual borrowers, which could negatively impact the Fund to the extent the Fund invested in such loans.
Risks Relating to Fund’s RIC Status. The Fund has elected to be treated, and intends to qualify and be treated each taxable year, as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC in any taxable year, the Fund must meet certain asset diversification tests (the “Diversification Tests”) and at least 90% of its gross income for such year must consist of certain types of qualifying income. The Diversification Tests will be satisfied if, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships. So long as the Fund qualifies as a RIC, it generally will not be subject to U.S. federal income tax on its income, including net capital gain, distributed to Shareholders, provided that, for each taxable year, the Fund distributes to its Shareholders an amount equal to or exceeding 90% of the sum of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and its net tax-exempt income, if any. The Fund intends to distribute all or substantially all of its investment company taxable income and net capital gain each year. If Congress, the Treasury Department or the Internal Revenue Service (“IRS”) were to take any action that altered the Fund’s current understanding of these requirements, certain types of income representing a significant portion of the Fund’s gross income may not constitute qualifying income or the Fund may not be adequately diversified. In that case, the Fund could be forced to change the manner in which it pursues its investment strategy or, if the Fund were ineligible to or otherwise did not “cure” its failure to meet such requirements, the Fund could cease to qualify for the special U.S. federal income tax treatment accorded RICs. If for any taxable year the Fund did not qualify as a RIC, it would be treated as a corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the corporate level (currently at a 21% U.S. federal tax rate) and, when such income is distributed, to a further tax at the Shareholder level to the extent of the Fund’s current or accumulated earnings and profits. See “Tax Aspects.”
Tax Treatment of Loans Risk. No statutory, judicial or administrative authority directly discusses how the notes, certificates and other alternative lending securities in which the Fund invests should be treated for tax purposes. As a result, the tax treatment of the Fund’s investment in the alternative lending securities is uncertain. The tax treatment of the Fund’s investment in the alternative lending securities could be affected by changes in tax laws or regulations, or interpretations thereof, or by court cases that could adversely affect the Fund and its ability to qualify as a RIC under Subchapter M of the Code.
As described above, the Fund invests primarily in whole loans sourced from lending Platforms based in the United States. For purposes of the Diversification Tests, it may be uncertain whether the issuer of such whole loans made by the Fund is the Platform, or the underlying borrowers with respect to such investments. In the opinion of Dechert LLP, tax counsel to the Fund, whole loans acquired by the Fund under the circumstances described below in “Tax Aspects” should be treated as issued by the underlying borrower for the purposes of the Diversification Tests. Based on such opinion, the Fund intends to treat the underlying borrowers as the issuers of whole loans (and not the Platforms) for purposes of the Diversification Tests. However, such opinion is not binding on the IRS or a court and there can be no assurance that the IRS will not take contrary positions or that a court would agree with such opinion if litigated. While the Fund intends to invest in loans sourced by various Platforms, there may be times where a substantial portion of its alternative lending investments will be sourced from one Platform. Thus, a determination or future guidance by the IRS that the issuer of such whole loans is the Platform may adversely affect the Fund’s ability to meet the Diversification Tests and qualify as a RIC. Failure of the Fund to qualify and be eligible to be treated as a RIC would result in Fund-level taxation and, consequently, a reduced return on your investment. The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets. See “Tax Aspects.”
Risk of Treatment as a Non-Publicly Offered RIC. The Fund will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) Shares of the Fund’s stock collectively are held by at least 500 persons at all times during a taxable year, (ii) Shares of the Fund’s stock are treated as regularly traded on an established securities market or (iii) Shares of the Fund’s stock are continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (the “Securities Act”). The Fund cannot provide assurance that it will be treated as a publicly offered regulated investment company for all taxable years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, each U.S. Shareholder that is an individual, trust or estate will be treated as having received a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of the Fund’s management fees and certain of other expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. Shareholder. Miscellaneous itemized deductions generally are not deductible by a U.S. Shareholder that is an individual, trust or estate. See “Tax Aspects.”
Income Risk. The income Shareholders receive from the Fund is based primarily on the interest it earns from its investments, which can vary widely over the short and long term. If prevailing market interest rates drop, distribution rates of the Fund’s debt holdings and Shareholder’s income distributions from the Fund could drop as well. The Fund’s income also would likely be affected adversely when prevailing short-term interest rates increase and the Fund is utilizing leverage.
Treatment of Fund Investments under Federal Securities Laws. The Fund has been advised that it is the current view of the SEC and its staff that the purchase of whole loans through alternative lending Platforms involves the purchase of “securities” issued by the originating Platforms under the Securities Act. If the alternative lending securities purchased by the Fund, such as whole loans, are deemed to be “securities” under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the alternative lending securities that are considered “securities” pursuant to the federal securities laws, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an “offering memorandum” that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state.
There is no bright line test to determine whether notes evidencing loans should be deemed “securities” within the purview of the SEC. In general, a determination of whether a note evidencing a loan is a security under the Securities Act is subject to an analysis of the facts and circumstances of the transaction involving the issuance of the notes. To the extent certain alternative lending securities, such as whole loans, are not, in the future, deemed to be “securities” under the Securities Act, the Fund would not be able to seek the remedies described above with respect to such instruments.
Investment Company Securities. Subject to the limitations set forth in the 1940 Act, or as otherwise permitted by the SEC, the Fund may acquire shares in other investment companies, including foreign investment companies, closed-end funds, and ETFs, which may be managed by the Investment Adviser or its affiliates. The market value of the shares of other investment companies may differ from the NAV of the Fund. The shares of certain investment companies frequently trade at a discount to their NAV. As a shareholder in an investment company, the Fund would bear its ratable share of that entity’s expenses, including its investment advisory and administration fees. At the same time, the Fund would continue to pay its own advisory and administration fees and other expenses. As a result, the Fund and its Shareholders, in effect, will be absorbing duplicate levels of fees with respect to investments in other investment companies. The SEC has adopted changes to the regulatory framework governing investments by investment companies in other investment companies, which may adversely affect the Fund’s ability to invest in one or more investment companies in excess of applicable statutory limits.

Summary of Fees and Expenses
The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The following table should not be considered a representation of the Fund’s future expenses. The Fund’s actual expenses may vary significantly from the estimated expenses shown in the table.
Transaction Fees

Maximum Sales Load (Percentage of Purchase Amount)	None
Dividend Reinvestment Plan Fees	None
Maximum Redemption Fee	None
Annual Fund Expenses (as a percentage of the Fund’s net assets attributable to common shares)

Management Fee[1]	0.93%
Interest Payments on Borrowed Funds[2]	1.20%
Other Expenses[3]
Platform Loan Fees[4]	1.65%
All Other Expenses[5]	0.64%
Acquired Fund Fees and Expenses[6]	0.02%
Total Annual Fund Expenses	4.44%
Less Fee Waivers and/or Expense Reimbursement[7]	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	4.44%
Example
You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver and/or expense reimbursement arrangement for only the first year):†

1 Year	3 Years	5 Years	10 Years
$46	$137	$230	$465
Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.
† On an investment of $50,000 the Example would be as follows:

1 Year	3 Years	5 Years	10 Years
$2,277	$6,862	$11,488	$23,233
The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Fund Expenses,” “Management Fee” and “Purchases of Shares.”
1	The Management Fee ratio disclosed in the fee table is based on average net assets. The Fund pays the Investment Adviser the Management Fee, monthly, at the rate of 0.0625% (0.75% on an annualized basis) of the value of the Fund’s Managed Assets as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) for the services it provides. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).
2	“Interest Payments on Borrowed Funds” represents estimated interest payments the Fund expects to incur in connection with its credit facility during the current fiscal year. If the Fund were to incur higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher.
3	The “Other Expenses” shown in the table above and related footnotes are based upon estimated expenses for the current fiscal year.
4	The Fund, and therefore the Shareholders, will directly bear Platform loan fees, such as loan servicing fees and loan trailing fees that are paid to the servicer of the applicable Platform and, in certain cases, to applicable originator of the alternative lending securities in which the Fund invests.
5	Included within “All Other Expenses” in the table above are 0.08% of expenses related to a credit facility, including amounts such as drawdown fees, legal fees and other service provider fees.
6	The Fund may invest a portion of its assets in other investment companies (the “Acquired Funds”). The Fund’s Shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Fund invests. “Acquired Fund Fees and Expenses” in the table is an estimate of those expenses. The estimate is based upon the average allocation of the Fund’s investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ending September 30, 2025. Actual Acquired Fund Fees and Expenses incurred by the Fund may vary with changes in the allocation of Fund assets among the Acquired Funds and with other events that directly affect the fees and expenses of the Acquired Funds. Since “Acquired Fund Fees and Expenses” are not directly borne by the Fund, they are not reflected in the Fund’s financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights.

7	The Fee Waiver and/or Expense Reimbursement ratio disclosed in the Fee Table is based on average net assets. The Investment Adviser has agreed, until at least February 1, 2027, to waive and/or reimburse the Fund’s expenses (other than Platform Fees, Extraordinary Expenses and the following investment related expenses: foreign country tax expense and borrowing costs) to the extent necessary in order to cap total annual fund expenses at 2.00% of the Fund’s average annual Managed Assets. The fee waiver and/or expense reimbursement will continue for at least one year or until such time as the Fund’s Board of Directors acts to discontinue all or a portion of such waiver and/or reimbursement when it deems such action is appropriate. “Extraordinary Expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders. Pursuant to an Expense Reimbursement Agreement, to the extent that the Fund’s expenses for the fiscal year fall below the Operating Expense Limit and the Investment Adviser has previously waived management fees for any calendar month of that fiscal year, the Fund shall reimburse the Investment Adviser in the amount necessary to bring the Fund’s expenses up to the Operating Expense Limit.
Financial Highlights
The financial highlights table below is intended to help you understand the Fund’s financial performance for the fiscal years ended September 30 of each year from 2019 to 2025. The information for the periods below was derived from the financial statements which have been audited by Ernst & Young LLP, the Fund’s independent registered public accounting firm, whose report along with the financial statements, which are included in the Fund’s annual report to Shareholders, are incorporated by reference into the Fund’s SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other financial highlights information for Shareholders.

For a Share outstanding throughout the year:	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019(e)
Net asset value, beginning of year	$915.45	$956.13	$1,033.91	$1,103.69	$1,017.60	$1,019.69	$1,000.00
Net investment income (loss)(a)	178.67	192.23	204.39	164.77	151.04	199.64	186.66
Net realized and unrealized gain (loss) from investments	(125.92)	(167.40)	(211.92)	(155.32)	173.48	(138.28)	(94.01)
Net increase (decrease) resulting from operations	52.75	24.83	(7.53)	9.45	324.52	61.36	92.65
Distributions paid from:
Net investment income	(46.39)	(18.64)	—	(15.34)	(153.43)	(55.91)	(72.96)
Realized gains	—	—	—	—	(85.00)	—	—
Return of capital	(18.01)	(46.87)	(70.25)	(63.89)	—	(7.54)	—
Total distributions to shareholders	(64.40)	(65.51)	(70.25)	(79.23)	(238.43)	(63.45)	(72.96)
Net asset value, end of year	$903.80	$915.45	$956.13	$1,033.91	$1,103.69	$1,017.60	$1,019.69
Total Return(b)	5.96%	2.75%	(0.76%)	0.80%	33.97%	6.29%	9.59%
Ratio of total expenses before expense waivers and reimbursements	4.88%	6.00%	5.34%	2.26%	2.18%	3.86%	4.12%
Ratio of total expenses after expense waivers and reimbursements	4.88%	6.00%	5.34%	2.26%	2.18%	3.86%	3.18%
Ratio of net investment income (loss)	19.56% (d)	20.63% (d)	20.49% (c)	15.26% (c)	13.19% (c)	19.76% (c)	18.38%
Portfolio turnover	8.32%	2.52%	2.26%	10.80%	60.96%	33.85%	26.54%
Senior security, end of year (000s)	$200,000	$500,000	$735,000	$500,500	$—	$225,000	$190,000
Asset coverage per $1,000 of senior security principal amount(d)	$6,641	$3,954	$3,626	$5,877	$—	$3,823	$3,364
Net assets, end of year (000s)	$1,149,386	$1,488,980	$1,930,098	$2,440,813	$1,902,659	$635,078	$449,087

(a)	Calculated based on the average shares outstanding methodology.
(b)
Total return assumes a subscription of a Share in the Fund at the beginning of the year indicated and a repurchase of the Share on the last day of the year, and assumes reinvestment of all distributions during the year.

(c)
The Fund’s ratio of net investment income (loss) includes incentive fee income. Excluding this item, the ratio of net investment income (loss) would be 19.08% for the year ended September 30, 2020, 13.08% for the year ended September 30, 2021, 14.84% for the year ended September 30, 2022, 19.32% for the year ended September 30, 2023, 19.59% for the year ended September 30, 2024 and 18.90% for the year ended September 30, 2025.

(d)
Represents asset coverage per $1,000 of indebtedness calculated by subtracting the Fund’s liabilities and indebtedness not represented by senior securities from the Fund’s total assets, then the result divided by the aggregate amount of the Fund’s senior securities representing indebtedness, and multiplying the result by 1,000.

(e)	The Fund commenced operations on October 1, 2018.
The above ratios and total returns have been calculated for the Shareholders taken as a whole. An individual Shareholder’s return and ratios may vary from these returns and ratios due to the timing of Share transactions.
Senior Securities
The following table sets forth certain information regarding the Fund’s senior securities for the periods shown below.

Period Ended	Type	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Per $1,000 of Indebtedness[1]	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit (Exclude Bank Loans)
Year Ended September 30, 2025	Line of Credit	$200,000,000	$6,641	N/A	N/A
Year Ended September 30, 2024	Line of Credit	$500,000,000	$3,954	N/A	N/A
Year Ended September 30, 2023	Line of Credit	$735,000,000	$3,626	N/A	N/A
Year Ended September 30, 2022	Line of Credit	$500,500,000	$5,877	N/A	N/A
Year Ended September 30, 2021	Line of Credit	$0	N/A	N/A	N/A
Year Ended September 30, 2020	Line of Credit	$225,000,000	$3,823	N/A	N/A
Year Ended September 30, 2019	Line of Credit	$190,000,000	$3,364	N/A	N/A
1	Asset coverage per $1,000 of indebtedness is calculated by subtracting the Fund’s liabilities and indebtedness not represented by senior securities from the Fund’s total assets, dividing the result by the aggregate amount of the Fund’s senior securities representing indebtedness, and multiplying the result by 1,000.
The Fund
The Fund, which is registered under the 1940 Act as a diversified, closed-end management investment company, was organized as a Delaware statutory trust on June 14, 2017. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, PA 19428, and its telephone number is (800) 421-7572. Investment advisory services are provided to the Fund by the Investment Adviser pursuant to the terms of an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). Responsibility for monitoring and overseeing the Investment Adviser’s implementation of the Fund’s investment program and operation is vested in the individuals who serve on the Board of Trustees. See “Management of the Fund.”
Use of Proceeds
The Fund will invest the proceeds of the offering of Shares in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months (but not in excess of six months) after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and strategies. Pending investment of the net proceeds, the Fund will invest in high-quality, short-term debt securities, cash and/or cash equivalents.
Structure
The Fund is a diversified, closed-end management investment company registered under the 1940 Act. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that closed-end funds generally list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at the Fund’s current net asset value (“NAV”) per Share at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset inflows and outflows that can complicate their portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities, and to utilize leverage.
The Fund does not currently intend to list its Shares on any securities exchange. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to Shareholders, the Fund intends, but is not obligated, to conduct quarterly tender offers to repurchase Shares in the sole discretion of the Board of Trustees, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited and, potentially, no liquidity of the Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.
Investment Program
When used in this Prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing in derivatives or through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”). The Fund may be exposed to the different types of investments described below through its investments in its Subsidiaries. The allocation of the Fund’s portfolio in a Subsidiary will vary over time and might not always include all of the different types of investments described herein.
Investment Objective
The Fund’s investment objective is to seek to provide total return with an emphasis on current income. There can be no assurance that the Fund will achieve its investment objective.
Investment Philosophy
Morgan Stanley AIP GP LP emphasizes investments that take a long-term view and that prioritize sources of expected return over security selection or market timing. The Investment Adviser will select investments for the Fund with a focus on long-term returns derived primarily from the “credit risk premium” in certain loans and other investments described below. The “credit risk premium” is the difference in return between obligations viewed as low risk, such as high-quality, short-term government debt securities, and securities issued by private entities or other entities which are subject to credit risk. The credit risk premium is positive when the interest payments or other income streams received in connection with a pool of alternative lending securities, minus the principal losses experienced by the pool, exceed the rate of return for risk-free obligations. There can be no assurance that the credit risk premium will be positive for the Fund’s investments for any specific time period, on average or over time. If the interest payments and repayments of principal received in connection with such borrowings exceed the losses incurred from defaults on the borrowings, on average and over time, the excess positive return from the interest payments represents the credit risk premium. The Fund is accepting the risk of default by some borrowers in exchange for the expected returns from interest payments and principal repayments of the borrowers that repay their investments. The Fund seeks to benefit over the long-term from the difference between the amount of interest and principal received from these loans and other investments and the losses experienced.
Investment Strategies
The Fund seeks to achieve its investment objective by investing in alternative lending securities that generate interest or other income streams that the Investment Adviser believes offer access to credit risk premium (as defined herein). Alternative lending securities are loans originated through non-traditional, or alternative, lending platforms, or securities that provide the Fund with exposure to such instruments. The “credit risk premium” is the difference in return between obligations viewed as low risk, such as high-quality, short-term government debt securities or bonds of a similar duration and risk profile, and securities issued by private entities or other entities which are subject to credit risk. The credit risk premium is positive when interest payments or other income streams received in connection with a pool of alternative lending securities, minus the principal losses experienced by the pool, exceed the rate of return for risk-free obligations. By investing in alternative lending securities, the Fund is accepting the risk that some borrowers will not repay or otherwise meet their obligations as expected in exchange for the expected returns associated with the receipt of interest payments and repayment of principal and/or other income streams by those that do. There is no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. However, the Fund seeks to benefit over the long-term from the difference between the amount of interest and principal received and/or other income streams and losses experienced.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending securities. This policy may be changed without Shareholder approval; however, you would be notified upon 60 days’ notice in writing of any changes. The Fund’s investment objective and strategy are non-fundamental and may be changed without Shareholder approval.
The alternative lending securities in which the Fund may invest are sourced through various alternative lending platforms (each, a “Platform”) as determined by the Investment Adviser. The Fund may invest in a broad range of alternative lending securities, including, but not limited to, (1) consumer loans, inclusive of specialty offerings such as education loans and elective medical loans; (2) small business loans, receivables and/or merchant cash advances, inclusive of specialty offerings such as purchasing and financing of future payment streams or asset-based financing; (3) specialty finance assets, including, but not limited to, automobile purchases, equipment finance, transportation leasing, real estate financing or private financing contracts (“PFCs”); (4) tranches of alternative lending securitizations, including, but not limited to, residual interests and/or majority-owned affiliates (MOAs); and (5) to a lesser extent, fractional interests in alternative lending securities and other types of equity, debt or derivative instruments that the Investment Adviser believes are appropriate, except that the Fund will not invest in consumer loans that are of sub-prime quality as determined at the time of investment, and the Fund will not invest 45% or more of its Managed Assets in the securities of, or loans originated by, any single Platform or group of related Platforms. The Investment Adviser makes the determination that securities purchased by the Fund are not of subprime quality based on the Investment Adviser’s due diligence of the credit underwriting policies of the originating platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular obligation, which may include employment status, income, assets, education and/or credit bureau data where available.
The Fund may also purchase bonds and other debt securities backed by a pool of alternative lending securities. While the Fund invests primarily in whole loans, the Fund may invest across various Platforms, security types, geographies and credit risk bands. The Fund’s investments are currently sourced from Platforms based in the United States. The Fund’s investments may be sourced from Platforms domiciled outside the United States, including the United Kingdom and Europe. To the extent the Fund’s investments are sourced from Platforms domiciled outside the United States, the investment limitations and requirements applicable to investments sourced from U.S. Platforms will also be applicable to such Platforms. The Fund may also invest in other investment companies that invest in alternative lending securities.
The Fund may invest in a wide variety of specialty finance assets, including but not limited to automobile purchases, equipment finance, transportation leasing, real estate financing or private financing contracts. To the extent the Fund invests in real estate financings, such investments are limited to real estate financings where, at the time of investment, the loan-to-value ratio of the property is less than or equal to 95%. These investments may be structured as direct loans or as other financial instruments, including but not limited to home equity investments (“HEIs”). HEIs generally provide homeowners with cash upfront in exchange for the investor receiving a variable percentage of the future values of the residential property. HEIs are typically structured as forward purchase agreements or option purchase agreements whereby the originator, in exchange for the investment amount, acquires an option to purchase a variable percentage ownership interest in the related property, or a percentage of the increase in the value of the related property, which is realized upon the occurrence of certain enumerated realization events. An HEI typically is secured by a lien against the residential property, most commonly a second priority lien behind the primary mortgage lender. An HEI is a non-recourse obligation of the related homeowner. HEIs are generally settled in cash upon the occurrence of a realization event, such as the sale of the related property, or the refinancing of the first lien mortgage loan secured by the related property or the maturity date of the HEI (typically from 10 to 30 years), upon which date settlement is required, which could require a home sale or a refinancing. Any return on such HEIs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the related property at the time of settlement. Unlike a mortgage loan, the homeowner does not have an obligation to pay any monthly or other periodic principal or interest payments or to repay the investment amount under the HEI and the Fund would not receive any revenue (via asset appreciation) on an HEI unless a realization event occurs.
A PFC is a contract that is designed to provide upfront liquidity to individuals who hold investments in private companies in advance of a future realization event, such as an initial public offering (“IPO”) or acquisition of the private company. In exchange for the upfront liquidity, the holder of the PFC receives a secured interest in the collateral shares of the private company. PFCs are generally non-recourse to the individual and any return on such PFCs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the collateral at the time of settlement. PFCs are generally settled in cash upon the occurrence of a specified liquidity event, such as an IPO, tender offer by the issuer of the shares, a merger, acquisition, or other realization event. Unlike a loan, the individual does not have an obligation to pay any monthly or other periodic interest or principal payments or to repay the investment amount under the PFC, and the Fund would not receive any revenue on a PFC unless a realization event occurs.

The Fund invests primarily in unrated securities. Although the Fund’s fundamental policies described below do not permit the Fund to invest in consumer loans of sub-prime quality, unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization (“NRSRO”). The Fund may invest, without limitation, in unrated securities that may be of a credit quality comparable to securities rated below investment grade. To the extent the Fund invests directly in fractional or whole interests in alternative lending securities, such investments will not include consumer loans that are of sub-prime quality. Otherwise, the fractional or whole interests in alternative lending securities or tranches of alternative lending securitizations in which the Fund may invest may be of a credit quality comparable to securities rated below investment grade. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
The Fund may also invest in both rated senior classes of asset-backed securities as well as unrated subordinated (“residual”) interests in pools of alternative lending loans or securitizations. To the extent the Fund invests in residual interests in pools of alternative lending loans or securitizations, a small percentage of loans in the pools may include consumer loans of sub-prime quality.
The Fund has adopted the below fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding Shares of the Fund. For more information on the Fund’s stated fundamental policies, please see “Investment Policies and Practices—Fundamental Policies” in the Fund’s Statement of Additional Information.

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The Fund may not invest in consumer loans that are deemed to be of sub-prime quality at the time of investment pursuant to guidelines developed by the Investment Adviser and implemented by the Platforms.

•	The Fund may not purchase alternative lending securities from Platforms whose primary business consists of originating sub-prime quality consumer loans.

•	The Fund may not purchase alternative lending securities deemed to be originated in emerging markets, pursuant to guidelines developed by the Investment Adviser and implemented by the Platforms.

•	The Fund may not purchase alternative lending securities from Platforms whose financial statements are not audited by a nationally recognized accounting firm and/or its international affiliates.

As described in further detail under “Alternative Lending,” an alternative lending Platform is a lending marketplace or lender other than a traditional lender such as a bank. In considering investments for the Fund, the Investment Adviser performs diligence on the Platforms from which the Fund purchases alternative lending securities. The Investment Adviser evaluates the process by which each Platform extends investments and related services to borrowers, as well as the characteristics of the investments made available through each Platform. The Fund seeks to purchase investments from a Platform that meet certain criteria (such as maturities and durations, borrower and security types, borrower credit quality and geographic locations of borrowers) and that provide broad exposure to that particular Platform’s loan originations. The Fund only invests in or through alternative lending Platforms that will provide the Fund with a written commitment to deliver, on an ongoing basis, individual investment-level data that is updated as often as the Fund’s current NAV per Share is calculated to reflect updated information regarding the borrower or the investment itself. The Fund only invests in investments for which the Investment Adviser can evaluate to its satisfaction the individual investment-level data related to the existence and valuation of the investments and used by the Fund for accounting purposes.
The Fund pursues its investment objective by investing primarily in alternative lending securities, either directly or through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund. These securities typically provide the Fund with exposure to investments originated by alternative lending Platforms.
The Fund invests primarily in whole loans, but also may invest, to a lesser extent, in other types of alternative lending securities, which include:

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shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans or pools of whole loans (including “member-dependent payment notes” issued by some public Platforms domiciled in the United States, referred to as “fractional loans” herein);

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securities issued by special purpose entities that hold either of the foregoing types of alternative lending securities (“asset-backed securities”), including pass-through certificates and securities issued by special purpose entities that hold mortgages (“mortgage-backed securities”);

•	notes evidencing a right to payment;

•	equity or debt securities (publicly or privately offered), including warrants, of alternative lending Platforms or companies that own or operate alternative lending Platforms; and

•	derivative instruments (which may include options, swaps or other derivatives) that provide exposure to any of the investments the Fund may make directly or that hedge components of such investments.

A large portion of the Fund’s investments in securities may be unsecured and have speculative characteristics and therefore may be high risk, including the heightened risk of nonpayment of interest or repayment of principal. Such securities are not secured by any collateral, not guaranteed or insured by any third-party and not backed by any governmental authority in any way. The Fund may gain exposure directly or indirectly to securities that are unsecured, secured by a perfected security interest in an enterprise or specific assets of an enterprise or individual borrower, and/or supported by a personal guarantee by individuals related to the borrower. The securities to which the Fund gains exposure may pay fixed or variable rates of interest, may have a variety of amortization schedules, may include borrowings that do not require amortization payments (i.e., are interest-only), and may have a term ranging from less than one year to thirty years or longer. This universe of investments is subject to change under varying market conditions and as alternative lending instruments and markets evolve over time.
The Fund may, but it is not required to, use derivatives and other similar instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, forwards, swaps, options, contracts for difference (“CFDs”), structured investments and other similar instruments and techniques. The Fund may utilize foreign currency forward exchange contracts, which are also derivatives, in connection with its investments in foreign securities. Such derivative transactions may subject the Fund to increased risk of principal loss due to unexpected movements in securities prices, interest rates, foreign exchange rates, credit spreads and imperfect correlations between the value of such instruments and the underlying instruments upon which derivatives transactions are based. Further, there can be no guarantee the Fund’s hedging activities will effectively offset any adverse impact of foreign exchange, interest rates or credit spread moves.
Investment Selection
The Investment Adviser seeks to identify attractive alternative lending securities for consideration in connection with investments by the Fund. In implementing the Fund’s investment program, the Investment Adviser has broad discretion to invest in alternative lending securities of different types and relating to a variety of borrower types and geographic regions (including regions inside and outside the United States), subject to the Fund’s stated fundamental policies. The Fund’s investments are currently sourced from Platforms based in the United States. In the future, the Fund’s investments may be sourced, without limitation, from Platforms domiciled outside or underwriting securities outside the United States, including in the United Kingdom and/or Europe (except emerging markets, as determined by the Platforms pursuant to guidelines developed by the Investment Adviser). The guidelines provide that generally, emerging market countries are countries that major international financial institutions (such as the World Bank) generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market or developing countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Within each geographic region and borrower type, the Investment Adviser has broad discretion to invest in securities that provide the Fund with a variety of exposures, including to risk and return characteristics, loan types, geographies and credit risk bands. Subject to any restrictions under applicable law (including diversification requirements under U.S. federal income tax law applicable to regulated investment companies), the Fund is not limited in terms of its exposure to any particular borrower profile or investment terms or characteristics, except as provided in the Fund’s stated fundamental policies. There is no stated limit on the percentage of assets the Fund may invest in a particular investment or the percentage of assets the Fund will allocate to any one investment type, borrower type, investment purpose, geographic region, borrower creditworthiness, term or form of security or guarantee permitted by the Fund’s fundamental policies. The Fund may, at times, focus its investments on instruments meeting one or more of these criteria.
There is currently no active secondary trading market available for many of the investments in which the Fund invests and, as a result, the Fund may often hold investments to maturity. However, the Fund may sell certain of its investments into a securitization and/or to unrelated third parties before maturity in circumstances that the Investment Adviser determines will provide the Fund with more attractive pricing, or liquidity at a more rapid pace than is expected from the amortization of the Fund’s underlying collateral or from recovery efforts on delinquent or defaulted investments.
The Fund may make investments in alternative lending securities directly or indirectly through one or more Subsidiaries. Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans or pools of whole loans, or any other security that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s exposure to alternative lending securities.

Portfolio Construction
The Investment Adviser, as part of its portfolio construction process, performs diligence on the Platforms from which the Fund purchases alternative lending securities in order to evaluate both the process by which each Platform extends investments to borrowers and provides related services and the characteristics of the overall portfolio of investments made available through that Platform. As part of its diligence process, the Investment Adviser monitors on an ongoing basis the underwriting quality of each Platform through which it invests in alternative lending securities, including an analysis of the historical and ongoing “loan tapes” that often include investment underwriting data and actual payment experience for all individual investments originated by the Platform that are comparable to the investments purchased, or to be purchased, by the Fund. In addition, the Investment Adviser conducts periodic meetings with the Platforms for purposes of assessing and evaluating the underwriting quality at each Platform for each investments type. Although the Fund conducts diligence on the Platforms, the Fund generally does not have the ability to independently verify the information provided by the Platforms respecting individual investments and other alternative lending securities, other than certain payment information regarding such instruments owned by the Fund, which the Fund evaluates as payments are received. The Fund monitors the characteristics of the alternative lending securities it purchases on an ongoing basis. Once the Fund acquires an investment from a Platform, the Platform provides the Fund with certain information to enable the Investment Adviser to monitor the performance of the Fund’s overall portfolio and to determine whether such investments comply with the Fund’s investment criteria. The Fund also periodically reviews certain aspects of the Platforms’ credit models and monitor the Platforms with a view toward ensuring that sound underwriting standards are maintained over time.
The alternative lending securities in which the Fund invests are investments originated through non-traditional lending Platforms, or securities that provide the Fund with exposure to such instruments. Such investments may include the following:
Whole Loans. The Fund invests primarily in whole loans. When the Fund invests directly or indirectly in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a whole loan purchase agreement directly from the Platform or its affiliate. In exchange for a servicing fee, the Platform or a third-party servicer typically continues to service the loans that it originates, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund. The servicing entity typically will make all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund expects to engage a backup servicer in case any Platform or affiliate of the Platform ceases to exist or fails to perform its servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be entitled to recover any deficiency of principal or interest from the Platform if the underlying borrower defaults on its payments due with respect to a loan, except under very narrow circumstances, which may include fraud by the borrower in some cases. As described above, the whole loans in which the Fund may invest may be secured or unsecured.
Shares, Certificates, Notes or Other Securities. The Fund may also invest directly or indirectly in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on whole loans and pools of whole loans (“participation notes”), or fractions of whole loans (“fractional loans”) or pools of whole loans. The Platform (or any separate special purpose entity organized by or on behalf of the Platform) may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the Platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also be participation notes or fractional loans. These securities may be sold through registered public offerings or through unregistered private offerings.
Equity Securities. The Fund may invest directly or indirectly in public or private equity securities issued by alternative lending Platforms or companies that own or operate alternative lending Platforms (or their affiliates), including common stock, preferred stock, convertible stock and/or warrants. For example, the Fund may invest in securities issued by a Platform, which may provide the Platform with the financing needed to support its lending business. An equity interest in a Platform or related entity represents ownership in such company, which may provide voting rights and entitle the Fund, as a shareholder, to a share of the company’s success through dividends and/or capital appreciation. The Fund may also invest directly or indirectly in equity securities of both foreign and U.S. small and mid-cap companies. The equity investments in which the Fund may invest include common stock, preferred stock, rights and warrants and convertible securities.
Debt Securities. The Fund may invest directly or indirectly in debt securities (including loans) issued by alternative lending Platforms or companies that own or operate alternative lending platforms. The Fund may have exposure to the debt securities of U.S. or foreign issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Investment Adviser to be of comparable quality (debt securities that are below investment grade are commonly called “junk bonds”). Debt securities are fixed or variable/floating-rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Debt is generally used by corporations, individuals, governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Some debt securities are “perpetual” in that they have no maturity date. The Fund has no limits as to the maturity of debt securities in which it invests directly or indirectly. Such investments may be within any maturity range (short, medium or long) depending on the Investment Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers. A debt investment made by the Fund could take the form of a loan, convertible note, credit line or other extension of credit made by the Fund to a Platform operator. The Fund would be entitled to receive interest payments on its investment and repayment of the principal at a set maturity date or otherwise in accordance with the governing documents.
Asset-Backed Securities. The Fund may invest in asset-backed securities, which are bonds and other debt securities backed by, or residual equity interests in, pools of alternative lending securities. These investments include bonds or other debt securities issued by special purpose vehicles (“SPVs”) established solely for the purpose of holding alternative lending debt securities and issuing securities (“asset-backed securities”) secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of loans originated by a particular Platform. The SPV may enter into a service agreement with the operator or a related entity to ensure continued collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred. The Fund may invest in both rated senior classes of asset-backed securities as well as residual classes of pools of alternative lending securities. The subordinated classes of alternative lending securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.
The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes will be entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates.
Payments of principal and interest on such bonds and debt securities are dependent upon the cash flows generated by the underlying loans, and therefore these investments are subject to the same types of risks as direct investments in alternative lending securities.
The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes will be entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates.
Payments of principal and interest on such bonds and debt securities are dependent upon the cash flows generated by the underlying loans, and therefore these investments are subject to the same types of risks as direct investments in alternative lending securities.
Other Asset-Backed Securities. The Fund may invest in, and may sell certain of its alternative lending-related investments to, securitization vehicles formed by alternative lending platforms or third parties for the purpose of acquiring alternative lending-related investments and issuing securities the payments on which are funded by payments received on such entities’ underlying investments. Such asset-backed securities, including mortgage-backed securities, may be issued in different tranches of debt and residual equity interests with different rights and preferences. The Fund may hold any tranche of such asset-backed securities. The volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as more active and reliable secondary market develops over time.
Specialty Finance Assets. The Fund may invest in a wide variety of specialty finance assets, including but not limited to automobile purchases, equipment finance, transportation leasing, real estate financing or PFCs. To the extent the Fund invests in real estate financings, such investments are limited to real estate financings where, at the time of investment, the loan-to-value ratio of the property is less than or equal to 95%. These investments may be structured as direct loans or as other financial instruments, including but not limited to home equity investments (“HEIs”). HEIs generally provide homeowners with cash upfront in exchange for the investor receiving a variable percentage of the future values of the residential property. HEIs are typically structured as forward purchase agreements or option purchase agreements whereby the originator, in exchange for the investment amount, acquires an option to purchase a variable percentage ownership interest in the related property, or a percentage of the increase in the value of the related property, which is realized upon the occurrence of certain enumerated realization events. An HEI typically is secured by a lien against the residential property, most commonly a second priority lien behind the primary mortgage lender. An HEI is a non-recourse obligation of the related homeowner. HEIs are generally settled in cash upon the occurrence of a realization event, such as the sale of the related property, or the refinancing of the first lien mortgage loan secured by the related property or the maturity date of the HEI (typically from 10 to 30 years), upon which date settlement is required, which could require a home sale or a refinancing. Any return on such HEIs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the related property at the time of settlement. Unlike a mortgage loan, the homeowner does not have an obligation to pay any monthly or other periodic principal or interest payments or to repay the investment amount under the HEI and the Fund would not receive any revenue (via asset appreciation) on an HEI unless a realization event occurs. A PFC is a contract that is designed to provide upfront liquidity to individuals who hold investments in private companies in advance of a future realization event, such as an initial public offering or acquisition of the private company. In exchange for the upfront liquidity, the holder of the PFC receives a secured interest in the collateral shares of the private company. PFCs are generally non-recourse to the individual and any return on such PFCs are contingent and will be dependent on various factors, such as the timing of a realization event, as well as on the value of the collateral at the time of settlement. PFCs are generally settled in cash upon the occurrence of a specified realization event, such as an IPO, tender offer by the issuer of the shares, a merger, acquisition, or other transaction. Unlike a loan, the individual does not have an obligation to pay any monthly or other periodic interest or principal payments or to repay the investment amount under the PFC, and the Fund would not receive any revenue on a PFC unless a realization event occurs.
Real Estate-Related Assets. The Fund may invest in real estate-related assets, including but not limited to equity, debt, derivatives, such as options, swaps, warrants, futures, and forwards, and other securities secured by a present or future interest in real property. The Fund may hold these investments through many vehicles, including Real Estate Investment Trusts (“REITs”) and Real Estate Mortgage Investment Conduits (“REMICs”) and real estate-linked derivative instruments, including options, swaps, futures, forwards or other derivative instruments. See “Additional Risks–Derivatives.” Tax consequences for Shareholders and the Fund depend on the vehicle in which the investments are held. Various factors will influence the vehicle selection, including tax, administrative, and operational considerations.
The Fund may also pursue its investment objective by investing in equity or debt securities issued by real estate investment trusts (“REITs”), pooled investment vehicles that invest in REITs, or through real estate mortgage investment conduits (“REMICs”). REITs and REMICs are pooled real estate investment vehicles that own, and typically operate, certain qualified real estate and real estate-related assets. By investing in REITs indirectly through the Fund, an investor will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of REITs. REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. An exchange-traded REIT is generally more liquid than a REIT that is not traded on a securities exchange. The Fund may invest in both exchange-traded and privately-traded REITs.
The Fund may invest in REITs and REMICs, which invest in and own real estate directly, and generally invest a majority of their assets in income-producing properties to generate cash flow from rental income and gradual asset appreciation. REITs and REMICs can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. REITs and REMICs may also invest in non-income producing properties or real-estate related assets.
The Fund will not invest in alternative lending securities deemed to be of sub-prime quality at the time of investment pursuant to guidelines developed by the Investment Adviser. “Sub-prime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that an investment has a material likelihood that it will not be repaid. These guidelines look to a number of borrower-specific factors to determine a borrower’s ability to repay an investment, such as employment status, income, assets, education and credit bureau data where available. The Fund may also invest in subordinated classes of loans or other assets, including rated or unrated equity tranches, which may include in the pool consumer loans of sub-prime quality. These investments are typically considered to be illiquid and highly speculative, as they are more sensitive to defaults and realized losses in relation to underlying assets than other tranches and are required to absorb losses before the more senior classes are required to do so. Furthermore, these investments possess credit quality similar to below investment grade securities, which are often referred to as “junk,” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Fund is not required to sell or otherwise dispose of any loan or security that loses its credit rating or has its credit rating reduced after the Fund has purchased it. The Fund will not invest in payday loans. “Payday loans” are deemed by the Investment Adviser to be a category of sub-prime unsecured consumer loans. Payday loans are typically small-dollar, short term loans that consumer borrowers promise to repay out of their next paycheck or regular income payment. Payday loans are usually priced at a fixed dollar fee, which represents the finance charge to the consumer borrower. Because these loans have relatively short terms to maturity, the cost of borrowing, when annualized, typically produces a very high annual percentage rate. Consumer borrowers who obtain payday loans frequently have limited financial capacity or blemished or insufficient credit histories that limit their access to lower cost borrowing alternatives. Determinations as to the eligibility of investments for purchase by the Fund are made pursuant to guidelines developed by the Investment Adviser and implemented by the Platforms.
In response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments to maintain the liquidity necessary to effect repurchases of Shares.

Leverage
The Fund may use leverage to seek to achieve its investment objective. The Fund or a Subsidiary of the Fund are permitted to obtain using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (a credit facility), margin facilities, the issuance of preferred shares and/or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may incur leverage up to 33.33% of the Fund’s Managed Assets through the use of a credit facility. In addition, although it has no current intention to do so, the Fund may also invest in derivative instruments that have the economic effect of leverage, such as futures, options, and swaps to seek enhanced returns or to seek to reduce the risk of loss of (hedge) certain of its holdings. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time. In addition, the Fund may borrow for temporary, emergency or other purposes as permitted by the 1940 Act. The Fund will comply with the limitations on leverage imposed by the 1940 Act on a combined aggregate basis with its Subsidiaries. In addition, to the extent applicable to the investment activities of a Subsidiary, the Fund and the Subsidiary will comply with the same fundamental investment restrictions on an aggregate basis and will follow the same compliance policies and procedures as the Fund.
Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. The use of leverage is subject to risks and would cause the Fund’s NAV to be more volatile than if leverage were not used. For example, a rise in short-term interest rates might cause the Fund’s NAV to decline more if the Fund were using leverage than if the Fund were not using leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of its Shares. The use of leverage also may cause greater volatility in the level of the Fund’s market price and distributions on the Shares.
There can be no assurance that the Fund’s leverage strategy will be successful or that the Fund will be able to use leverage at all. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns, and potentially distributions, to the Shareholders. For these reasons, the use of leverage for investment purposes is considered a speculative investment practice. Any such leveraging by the Fund or a Subsidiary of the Fund would be subject to the limitations of the 1940 Act, including the prohibition on the Fund issuing more than one class of senior securities representing indebtedness, and asset coverage requirements, as applicable.
The Fund pays the Investment Adviser a Management Fee based on a percentage of Managed Assets. Managed Assets include the proceeds realized from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. If the Fund uses leverage, the amount of fees paid to the Investment Adviser for management services will be higher than if the Fund does not use leverage because the Management Fee paid is calculated based on the Managed Assets, which include assets purchased with leverage. Therefore, the Investment Adviser has a financial incentive to use leverage, which creates a conflict of interest between the Investment Adviser and the investors purchasing Shares in the Fund (“Shareholders”), as only the Shareholders would bear the fees and expenses incurred through the Fund’s use of leverage. The Investment Adviser will base its decision regarding whether and how much to leverage the Fund solely on its assessment of whether such use of leverage will advance the Fund’s investment objective. The Investment Adviser periodically reviews the Fund’s performance and use of leverage with the Board of the Fund. For a further discussion of the special risks the use of leverage creates for Shareholders, see “Risks—Leverage Risk.”
The Fund reserves the flexibility to issue preferred shares or debt, borrow money, issue commercial paper or enter into similar transactions to add leverage to its portfolio. Subject to market conditions, the Fund anticipates using leverage primarily through the use of proceeds received from a credit facility. Any use of leverage by the Fund will be consistent with the provisions of the 1940 Act. The leverage would have complete priority upon distribution of assets over Shares. The Fund expects to invest the proceeds derived from any leverage offering in securities consistent with the Fund’s investment objective and policies. If preferred shares are issued, they may pay adjustable rate dividends based on shorter term interest rates. The adjustment period for preferred shares dividends could be as short as one day or as long as a year or more. So long as the Fund’s portfolio is invested in securities that provide a higher rate of return than the dividend rate or interest rate of the leverage, after taking expenses into consideration, the leverage will cause Shareholders to receive a higher rate of return than if the Fund were not leveraged. The Fund pays (and Shareholders bear) any costs and expenses relating to the issuance and ongoing maintenance of preferred shares.
The Declaration of Trust authorizes the Fund, without prior approval of Shareholders, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including borrowing from banks or other financial institutions (i.e., a credit facility) or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise subjecting as security the Fund’s assets. In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowings, must have an “asset coverage” of at least 300% (borrowing no more than 33⅓% of Managed Assets). With respect to such borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund.
The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the Shareholders, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to Shareholders in certain circumstances. Further, the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a RIC under the Code, the Fund intends to repay the borrowings. Any borrowings will likely be ranked senior or equal to all other existing and future borrowings of the Fund.
Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. An example of an affirmative covenant would be one that requires the Fund to send its annual audited financial report to the lender. An example of a negative covenant would be one that prohibits the Fund from making any amendments to its fundamental policies. An example of a financial covenant is one that would require the Fund to maintain a 3:1 asset coverage ratio. An example of an investment covenant is one that would require the Fund to limit its investment in a particular asset class. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Investment Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Managed Assets is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Managed Assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Share unless, at the time of such declaration, the value of the Managed Assets is at least 200% of such liquidation value after deducting the amount of such dividend or distribution. If preferred shares are issued, the Fund intends, to the extent possible, to purchase or redeem preferred shares from time to time to the extent necessary in order to maintain coverage of any preferred shares of at least 200%. In addition, as a condition to obtaining ratings on the preferred shares, the terms of any preferred shares issued are expected to include more stringent asset coverage maintenance provisions, which will require the redemption of the preferred shares in the event of non-compliance by the Fund and may also prohibit dividends and other distributions on the Shares in such circumstances. In order to meet redemption requirements, the Fund may have to liquidate portfolio securities. Such liquidations and redemptions would cause the Fund to incur related transaction costs and could result in capital losses to the Fund. Prohibitions on dividends and other distributions on the Shares could impair the Fund’s ability to qualify as a RIC under the Code.
The remaining Trustees will be elected by the Shareholders and preferred shares, if any, voting together as a single class. In the event the Fund failed to pay dividends on preferred shares for two years, holders of preferred shares would be entitled to elect a majority of the Trustees.
The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.
Effects of Leverage
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on Shares total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. Specifically, the table is intended to illustrate the amplified effect leverage may have on Shares total returns based on the performance of the Fund’s underlying assets, i.e., gains or losses will be greater than they otherwise would be without the use of leverage. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risk Considerations.”
The table further reflects the issuance of leverage through a credit facility representing 17.60% of the Managed Assets at an annual interest rate expense to the Fund of 5.62%. The Shares must experience an annual return of 1.20% in order to cover the annual interest expense.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Shareholder	-13.34%	-7.27%	-1.20%	4.87%	10.94%

Total return is composed of two elements: the Fund’s net investment income after paying the carrying cost of leverage and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the interest it receives on its debt security investments is entirely offset by losses in the value of those investments.
If the Fund uses leverage, the amount of fees paid to the Investment Adviser for management services will be higher than if the Fund does not use leverage because the Management Fee paid is calculated based on the Managed Assets, which include assets purchased with leverage. Therefore, the Investment Adviser has a financial incentive to use leverage, which creates a conflict of interest between the Investment Adviser and the Shareholders, as only the Shareholders would bear the fees and expenses incurred through the Fund’s use of leverage.
Risk Considerations
Risk is inherent in all investing. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. The risks below include risks associated with investments in the Fund specifically, as well as risks generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Therefore, before investing, you should consider carefully the following risks that you assume when you invest in the Fund’s Shares.
The Fund is subject to the principal risks noted below, whether through the Fund’s direct investments, investments through a Subsidiary or derivatives positions. As with any investment company, there is no guarantee that the Fund will achieve its investment objective. You could lose all or part of your investment in the Fund, and the Fund could underperform other investments.
Alternative Lending Risk Considerations
Loans may carry risk and be speculative. Loans are risky and speculative investments. The loans are obligations of the borrower and depend entirely for payment on receipt of payments by a borrower. If a borrower fails to make any payments, the amount of interest payments received by the Fund will be reduced. Many of the loans in which the Fund invests are unsecured personal loans. However, the Fund may invest in business and specialty finance, including secured loans. If borrowers do not make timely payments of the interest due on their loans, the yield on the Fund’s Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Fund’s NAV will decrease. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant volatility in credit markets, historically have created a difficult environment for companies in the lending industry. Many factors may have a detrimental impact on the Platforms’ operating performance and the ability of borrowers to pay principal and interest on loans. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.
Risks related to alternative lending securities include:
Prepayment Risk. Borrowers may have the option to prepay all or a portion of the remaining principal amount due under a borrower loan at any time without penalty. In the event of a prepayment of the entire remaining unpaid principal amount of a borrower loan in which the Fund invests, the Fund will receive such prepayment but further interest will not accrue on such loan after the date of the prepayment. If the borrower prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on the prepaid portion, and the Fund will not receive all of the interest payments that it expected to receive.
When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund may have to invest the proceeds in loans or other securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation), as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Fund will generally be at lower rates of return than the return on the assets that were prepaid, which may result in a decline in the Fund’s income and distributions to Shareholders. Prepayment reduces the yield to maturity and the average life of a loan or other security.
Interest Rate Risk. Interest rate risk is the risk that investments will decline in value because of changes in market interest rates. When interest rates rise the market value of a loan or other debt securities generally will fall, and when interest rates fall the market value of such securities generally rise. The Fund’s investment in such securities means that the NAV and market price of the Shares may decline if market interest rates rise. The Fund may face a heightened level of interest rate risk in times of monetary policy change and/or uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates. A changing interest rate environment increases certain risks, including the potential for periods of volatility, increased redemptions, shortened durations (i.e., prepayment risk) and extended durations (i.e., extension risk). Investments in loans or other debt securities with long-term maturities may experience significant price declines if long-term interest rates increase. This is known as maturity risk. The value of the Fund’s investments in common shares or other equity securities may also be influenced by changes in interest rates.
Investments in variable rate loans or other debt instruments, although generally less sensitive to interest rate changes than longer duration fixed rate instruments, may nevertheless decline in value in response to rising interest rates if, for example, the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Conversely, variable rate instruments will not generally increase in value if interest rates decline. Synthetic variable rate debt instruments include the additional risk that the derivatives transactions used to convert a fixed interest rate into a variable interest rate may not work as effectively as intended, such that the Fund is worse off than if it had invested directly in variable rate debt instruments. Inverse variable rate debt securities may also exhibit greater price volatility than a fixed-rate debt obligation with similar credit quality. To the extent the Fund holds variable rate instruments, a decrease (or, in the case of inverse variable rate securities, an increase) in market interest rates will adversely affect the income received from such securities and the NAV of the Shares.
Default Risk. Loans have substantial vulnerability to default in payment of interest and/or repayment of principal. In addition, at times the repayment of principal or interest may be delayed. Certain of the loans in which the Fund may invest have large uncertainties or major risk exposures to adverse conditions, and should be considered to be predominantly speculative. Loan default rates may be significantly affected by economic downturns or general economic conditions beyond the Fund’s control. In particular, default rates on loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, currency values, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. The significant downturn in the global economy that occurred several years ago caused default rates on consumer loans to increase.
The default history for loans may differ from that of the Fund’s investments. Loan losses (which may include both defaults and charge-offs) may differ across Platforms and by loan type. Platforms in which the Fund invests may experience significant cumulative loan losses, particularly for lower-rated, higher risk loans. The default history for loans sourced via Platforms may be limited, actual defaults may be greater than indicated by historical data and the timing of defaults may vary significantly from historical observations. Generally, in a rising interest rate environment, default rates may increase compared to their historical averages. The Platforms make payments ratably on an investor’s investment only if they receive the borrower’s payments on the corresponding loan. If the Platforms do not receive payments on the corresponding loan related to an investment, the investor will not be entitled to any payments under the terms of the investment. Further, investors may have to pay a Platform an additional servicing fee for any amount recovered on a delinquent loan and/or by the Platform’s third-party collection agencies assigned to collect on the loan. The Fund may be limited in its ability to recover any outstanding principal and interest under the loans because substantially all of the loans may be unsecured or undercollateralized, the loans will not be guaranteed or insured by any third-party or backed by any governmental authority, legal enforcement of the loans may be impracticable due to the relatively small size of the loans and the Fund will not have the ability to directly enforce creditors’ rights under the loans.
If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Fund’s NAV will decrease. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant volatility in credit markets, historically have created a difficult environment for companies in the lending industry. Many factors may have a detrimental impact on the Platforms’ operating performance and the ability of borrowers to pay principal and interest on loans. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.
The interest rate, timing of payments or the overall amount to be repaid, of a loan the Fund holds may be altered in the discretion of the loan servicer or by operation of law or regulation. This risk may be particularly acute during periods of market dislocation. Any such modification could adversely affect Fund performance by, among other things, delaying the receipt of payments, reducing the overall amount to be repaid by the borrower, or otherwise lowering the value of the credit. The Fund will typically have no ability to modify loans itself or to limit the authority of the servicing entity to do so.
Credit Risk. Credit risk is the risk that a borrower or an issuer of a debt security or preferred stock, or the counterparty to a derivatives contract, will be unable to make interest, principal, dividend, or other payments when due. In general, lower rated securities carry a greater degree of credit risk. If rating agencies lower their ratings of securities in the Fund’s portfolio or if the credit standing of borrowers of loans in the Fund’s portfolio decline, the value of those obligations could decline. In addition, the underlying revenue source for a debt security, a preferred stock or a derivatives contract may be insufficient to pay interest, principal, dividends or other required payments in a timely manner. Because a significant primary source of cash available for income distributions by the Fund is the interest, principal and other payments on loans in which it invests, any default by a borrower could have a negative effect on the

Fund’s ability to pay dividends on Shares and/or cause a decline in the value of Fund assets. Even if the borrower or issuer does not actually default, adverse changes in the borrower’s or issuer’s financial condition may negatively affect the borrower’s or issuer’s credit ratings or presumed creditworthiness. These developments would adversely affect the market value of the borrower’s or issuer’s obligations or the value of credit derivatives if the Fund has sold credit derivatives.
Risk of Unsecured Loans. Many of the Fund’s investments are associated with loans that are unsecured obligations of borrowers. This means that the investments are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and typically not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to sell the holder’s rights to principal or interest recovered at a discount to face value, or to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally needs to rely on the efforts of the Platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending Platform and the right to receive principal and interest payments due on whole loans, participation notes or fractional loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.
Competition and Risks of Locating Suitable Investments; Ramp-Up Period. The success of the Fund depends on the Investment Adviser’s ability to identify and make suitable investments. The business in which the Fund operates, however, is highly competitive, rapidly changing and involves a high degree of risk. The Fund competes with a number of other sources of capital having an investment objective similar to those of the Fund. Some of the Fund’s competitors may have higher risk tolerance or different risk assessments. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than the Fund is able to. The Fund may lose investment opportunities if it does not match its competitors’ pricing and terms. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors are not subject to the regulatory restrictions that the 1940 Act and other regulations impose on it as a closed-end fund. Furthermore, there is a risk that the Fund will not be able to deploy its capital or reinvested capital in a timely or efficient manner given the increased demand for suitable loans. The rate of reinvestment of such capital would be contingent on the availability of suitable inventory at that time. The Fund may be unable to find a sufficient number of attractive loans to meet its investment objective.
The Fund depends on the Platforms’ ability to attract and identify sufficient borrower members to meet investor demand. If there are not sufficient qualified investment requests from borrowers, the Fund may be unable to deploy or reinvest its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policy, all of which generally offer lower returns than the Fund’s target returns from investments. The Fund invests cash held in cash deposits, cash equivalents and fixed income instruments for cash management purposes. Interim cash management is likely to yield lower returns than the expected returns from investments.
While the Fund expects it will be able to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending securities and other securities that meet the Fund’s investment objective and policies within three months after the receipt of proceeds from the offering, there are no assurances that there will be sufficient suitable investments in which to invest the Fund’s proceeds within this time frame. Moreover, there can be no assurance as to how long it will take for the Fund to invest any or all of the net proceeds of the offering, if at all, and the longer the period the greater the likelihood that the Fund’s performance will be materially adversely affected.
Platform Risk. The Fund is highly dependent on the Platforms for investment data, origination, sourcing and servicing. The interest rates on loans and/or pricing terms of instruments are generally fixed by the Platforms on the basis of an analysis of the borrower’s credit and/or any applicable collateral. The analysis is done through credit decisions and scoring models that may prove to be inaccurate, be based on false, misleading or inaccurate information, be subject to programming or other errors and/or be ineffective entirely. Further, the Fund’s Investment Adviser may not be able to perform any independent follow-up verification on borrowers. As a general matter, borrowers assessed as having a higher risk of default are assigned higher rates or less favorable pricing. The Fund’s investment in any direct loan or similar instrument is not protected by any government guarantee.
The Platforms are for-profit businesses; they typically generate revenue by collecting a one-time fee on funded investments from borrowers or investors, by selling assets at a premium and/or by assessing a servicing fee to investors such as the Fund (typically a fixed amount annually, a percentage of the asset amount or a percentage of cash flows). Bankruptcy of the Platform that facilitated an investment may also put the Fund’s investment at risk. An investor may become dissatisfied with the Platform’s marketplace if a product underlying its investment is not repaid and/or it does not receive full payment. As a result, such Platform’s reputation may suffer and the Platform may lose investor confidence, which could adversely affect investor participation on the Platform’s marketplace. When transacting on certain Platforms, the Fund may be required to advance cash to be held in a clearing account for a short time before the alternative lending security is transferred to the Fund in return for an irrevocable right to receive a loan or other instrument from a Platform. In the event of the bankruptcy or insolvency of the Platform, the Fund may sustain losses and/or experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund will engage a backup servicer in the event that any Platform or servicing affiliate of the Platform ceases to exist or fails to perform its servicing functions.
The Platforms have encountered and will continue to encounter risks, uncertainties, expenses and difficulties, including: navigating complex and evolving regulatory and competitive environments; increasing the number of borrowers and investors utilizing their marketplace; increasing the volume of investments facilitated through their marketplace and transaction fees received for matching borrowers and investors through their marketplace; entering into new markets and introducing new products; continuing to revise the marketplace’s proprietary credit decisions and scoring models; continuing to develop, maintain and scale their Platforms; effectively using limited personnel and technology resources; effectively maintaining and scaling their financial and risk management controls and procedures; maintaining the security of the Platform and the confidentiality of the information provided and utilized across the Platform; and attracting, integrating and retaining an appropriate number of qualified employees. If Platforms are not able to effectively address these requirements in a timely manner, the Platforms’ businesses and the results of their operations may be harmed, which may reduce the possible available investments for the Fund.
Multiple banks may originate investments for the Platforms. If such a bank were to suspend, limit or cease its operations, or a Platform’s relationship with a bank were to otherwise terminate, such Platform may need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning originations to a new funding bank may result in delays in the issuance of investments or may result in a Platform’s inability to facilitate investments. If a Platform is unable to enter in an alternative arrangement with a different funding bank, the Platform may need to obtain a state license in each state in which it operates in order to enable it to originate investments, as well as comply with other state and federal laws, which would be costly and time-consuming. If a Platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide investments could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the Platforms that originate the Fund’s investments. If such Platforms were unable or impaired in their ability to operate their lending business, the Investment Adviser may be required to seek alternative sources of investments (e.g., investments originated by other Platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.
As discussed above, the Platforms make payments ratably on an investor’s investment only if they receive the borrower’s payments on the corresponding investments. There may be a delay between the time the Platform receives a borrower’s payments and distributes the proceeds to investors, including the Fund. This time delay may, among other things, adversely affect the valuation of the Fund’s portfolio or prevent the Fund from taking advantage of certain investment opportunities.
The Platforms could depend on debt facilities and other forms of debt in order to finance most of the loans and/or investments they make to their customers. However, these financing sources may not continue to be available beyond the current maturity date of each debt facility, on reasonable terms or at all. As the volume of investments that a Platform makes to customers increases, it may require the expansion of its borrowing capacity on its existing debt facilities and other debt arrangements or the addition of new sources of capital. The availability of these financing sources depends on many factors, some of which are outside of the Platform’s control. The Platforms may also experience the occurrence of events of default or breaches of financial or performance covenants under their debt agreements, which could reduce or terminate their access to institutional funding.
Security breaches of customers’ confidential information that the Platforms store may harm a Platform’s or the Fund’s reputation and expose them to liability. The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights. A Platform’s ability to collect payment on investments and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions. A Platform and its internal systems rely on software that is highly technical, and if it contains undetected errors, the Platform’s business could be adversely affected. A Platform may rely on data centers to deliver its services. Any disruption of service at these data centers could interrupt or delay a Platform’s ability to deliver its service to its customers. The Platforms’ businesses are subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as strikes and terrorism. Demand for the Platforms’ investments may decline if they do not continue to innovate or respond to evolving technological changes. A Platform may evaluate, and potentially consummate, acquisitions, which could require significant management attention, disrupt the Platform’s business, and adversely affect its financial results. Because some investors may come to a Platform’s website via hyperlinks from websites of referral partners, it is possible that an unsatisfied investor could make a claim against such Platform based on the content of these third-party websites that could result in claims that are costly to defend and distracting to management. A Platform may be sued by third parties for alleged infringement of their proprietary rights, which could harm such Platform’s business. It may be difficult and costly to protect the Platforms’ intellectual property rights, and a Platform may not be able to ensure its protection. Some aspects of a Platform may include open-source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect a Platform’s business.
Online lending is operating in an unsettled legal environment. Participants may be subject in certain cases to higher risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. There is a risk that should regulatory or legal action be concluded in the favor of borrowers, the Fund may be required to modify the terms of its investments and potentially realize a loss or a lower return on its investments.
In the event that the number of Platforms through which the Fund invests were to be limited in number, whether due to termination of existing agreements or failure to secure agreements or other terms with other Platforms, the Fund may be subject to certain risks associated with investing through a small number of Platforms. Investing in a limited number of Platforms, loans, or HEIs that were originated using a particular Platform’s underwriting criteria exposes the Fund’s investments to a greater risk of default and risk of loss. The fewer Platforms through which the Fund invests in, the greater the risks associated with those Platforms changing their arrangements will become. For instance, the Platforms may change their underwriting and credit models, borrower acquisition channels and quality of debt collection procedures in ways which may make such products unsuitable for investment by the Fund. From time to time the Fund may enter into arrangements with one or more Platforms that, depending on market circumstances, may make sourcing from any particular Platform more or less attractive relative to its peers. In addition, a Platform may become involved in a lawsuit, which may adversely impact that Platform’s performance and reputation and, in turn, the Fund’s portfolio performance.
Servicer Risk. The Fund expects that all of its direct and indirect investments in loans or HEIs originated by alternative lending Platforms will be serviced by a Platform or a third-party servicer. In the event that the servicer is unable to service the loan or HEI, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be re-characterized as a secured loan or other type of investment, such as a mortgage, from the Fund to the Platform, as described more fully (with respect to the potential bankruptcy of a Platform) under “Risks Relating to Compliance and Regulation of Online Lending Participants in the United States,” which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the Platform, rather than an asset owned outright by the Fund.
Potential Inaccuracy of Information Supplied by Prospective Borrowers. The Fund is dependent on the Platforms to collect and verify certain information about each loan or HEI and prospective obligors and/or applicable collateral. Prospective borrowers may supply a variety of information regarding the purpose of the loan or HEI, income, occupation and employment status, as well as information with respect to the residential property for HEI investments, that may be included in the Platforms’ underwriting. As a general matter, the Platforms may not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the Platforms, including their intentions for the use of proceeds. As a general matter, the Platforms may not verify any statements by prospective borrowers as to how proceeds are to be used nor confirm after funding how proceeds were used. To the extent false, misleading or incomplete information was supplied, it could adversely affect the Fund’s income and distributions to Shareholders.
Risks Associated with the Platforms’ Credit Scoring Models. A prospective borrower is assessed by a Platform based on a number of factors, such as the borrower’s credit score and credit history as well as, with respect to HEIs, the applicable residential property, and their equity therein, and the current loan-to-value. Credit scores are produced by third-party credit reporting agencies based on a borrower’s credit profile, including credit balances, available credit, timeliness of payments, average payments, delinquencies and account duration. This data is furnished to the credit reporting agencies by the creditors. A credit score or loan grade assigned to a borrower member by a Platform may not reflect that borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate reporting data.
The Platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors, prove to be ineffective, or the data provided by borrowers or third parties may be incorrect or stale. If any of this occurs, pricing and approval processes could be negatively affected, resulting in mispriced or misclassified loans or HEIs, which could ultimately have a negative impact on the Fund’s income and distributions to Shareholders.
Additionally, it is possible that following the date of any credit information received, a borrower member may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, applied simultaneously for a loan or HEI through multiple Platforms, or sustained other adverse financial or life events resulting in a reduction in the borrower’s creditworthiness. Also, if this information becomes unavailable or becomes more expensive to access, it could increase the Platforms’ costs as they seek alternative sources of information.
In performing its credit analysis, each Platform will be reliant on the borrower’s credit information and/or information with respect to the relevant collateral for HEIs, which may be out of date, incomplete or inaccurate. In addition, for consumer loans, the Platforms will likely not have access to consolidated financial statements or other financial information about the borrowers, and the information supplied by borrowers may be inaccurate or intentionally false. Unlike traditional lending, the Platforms will not be able to perform any independent follow-up verification with respect to a borrower member, as in many cases the borrower member’s name, address and other contact details remain confidential.
Because of these factors, the Investment Adviser may make investment decisions based on outdated, inaccurate or incomplete information.
Risk of Increase in Consumer Credit Default Rates. The Fund’s investment strategy and valuation of portfolio investments is dependent on projected consumer default rates. Actual defaults may be greater than indicated by historical data, and the timing of defaults may vary significantly from historical observations. Importantly, historical observations do not cover any period of severe economic downturn. Any future downturns in the economy may result in high or increased loan default rates, including with respect to consumer credit card debt. Furthermore, in a rising interest rate environment, default rates are likely to increase compared to their historical averages. Significant increases in default rates could impact the Fund’s ability to provide quarterly liquidity to its Shareholders. See “Limited Secondary Market and Liquidity of Alternative Lending Securities.”
Limited Secondary Market and Liquidity of Alternative Lending Securities. Alternative lending securities generally have a maturity of up to seven years. HEI maturity, as detailed above, typically ranges from 10 to 30 years. Investors acquiring alternative lending securities directly through Platforms and hoping to recoup their entire principal must generally hold their investments through maturity. There is also currently no active secondary trading market for many of the investments in which the Fund invests, and there can be no assurance that such a market will develop in the future. The Fund is dependent on the Platforms to sell the Fund investments that meet the Fund’s investment criteria. There is currently very limited liquidity in the secondary trading of these investments. Alternative lending securities, including HEIs, are not at present listed on any national or international securities exchange. Until an active secondary market develops, the Fund may often hold investments to maturity and may not necessarily be able to access significant liquidity. In the future, the Fund may purchase alternative lending securities from, or sell alternative lending securities through, a secondary market to the extent such a market exists, including privately negotiated secondary purchases. In the event of adverse economic conditions in which it would be preferable for the Fund to sell certain of its investments, the Fund may not be able to sell a sufficient proportion of its portfolio as a result of liquidity constraints. In such circumstances, the overall returns to the Fund from its investments may be adversely affected. In addition, the limited liquidity may cause a Platform’s other investors and potential investors to consider these investments to be less appealing, and demand for these investments may decrease, which may adversely affect the Platforms’ business. Moreover, certain alternative lending securities are subject to certain additional significant restrictions on transferability. The lack of an active secondary trading market, coupled with significant increases in default rates, could materially impact the Fund’s ability to provide quarterly repurchase offers to its Shareholders.
Loans are Generally not Secured by any Collateral or Guaranteed or Insured by any Third Party. The ability of the Fund to earn revenue is completely dependent upon payments being made by the borrower of the loan acquired by the Fund through a Platform. The Fund (as a “whole or fractional loan investor”) will receive payments under any loans it acquires through a Platform only if the corresponding borrower through that Platform (as a “borrower member”) makes payments on the loan.
As a general matter, most loans are unsecured obligations of the borrowers. Thus, as a general matter, they are not secured by any collateral, not guaranteed or insured by any third party and not backed by any governmental authority in any way. The Platforms and their designated third-party collection agencies may be limited in their ability to collect on loans. The Fund must typically rely on the collection efforts of the Platforms and their designated collection agencies and does not generally expect to have any direct recourse against borrower members, will not be able to obtain the identity of the borrower members in order to contact a borrower about a loan and will otherwise have no ability to pursue borrower members to collect payment under loans.

In addition, after the final maturity date of certain fractional loans and pass-through notes, a Platform may have no obligation to make any late payments to its whole or fractional loan investors even if a borrower has submitted such a payment to the Platform. In such case, the Platform is entitled to such payments submitted by a borrower member, and the whole or fractional loan investors will have no right to such payments. The reason for this limitation is that the distribution of such late payments after the final maturity date could have adverse tax consequences to the Platform. The Platform will retain from the funds received from the relevant borrower and otherwise available for payment to the Fund any insufficient payment fees and the amounts of any attorney’s fees or collection fees it, a third-party service provider or collection agency imposes in connection with such collection efforts. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation, and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loan. As such, even loans that are secured by collateral may have the effect of being unsecured.
The investment return on the loans depends on borrowers fulfilling their payment obligations in a timely and complete manner. Borrowers may not view lending obligations sourced on the Platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a borrower neglects his or her payment obligations on a loan or chooses not to repay his or her loan entirely, the Fund may not be able to recover any portion of its investment in such loan. As a result, the Fund’s NAV will decrease.
All loans are credit obligations of individual borrowers, and the terms of the borrower members’ loans may not restrict the borrowers from incurring additional debt. If a borrower member incurs additional debt after obtaining a loan through a Platform, that additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance could ultimately impair the ability of that borrower to make payments on its loan and the Fund’s ability to receive the principal and interest payments that it expects to receive on those loans. To the extent borrower members incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loan, or it may impair the Platform’s ability to collect on the loan if it goes unpaid. Since consumer loans are unsecured, borrower members may choose to repay obligations under other indebtedness before repaying loans facilitated through a Platform because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower or whether such debt is secured.
Where a borrower member is an individual, if such a borrower with outstanding obligations under a loan dies while the loan is outstanding, the borrower’s estate may not contain sufficient assets to repay the loan or the executor of the borrower’s estate may prioritize repayment of other creditors. Numerous other events could impact a borrower’s ability or willingness to repay a loan in which the Fund has invested, including divorce or sudden significant expenses, such as uninsured health care costs.
Identity fraud may occur and adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on loans. A Platform may have the exclusive right and ability to investigate claims of identity theft, and this creates a conflict of interest between the Fund and such Platform. If a Platform determines that verifiable identity theft has occurred, that Platform may be required to repurchase the loan or indemnify the Fund and, in the alternative, if the Platform denies a claim under any identify theft guarantee, the Platform would be saved from its repurchase or indemnification obligations.
The Fund may not be protected from any losses it may incur from its investments in any loans resulting from borrower default by any insurance-type product operated by any of the Platforms through which it may invest.
Borrowers May Seek Protection of Debtor Relief under Federal Bankruptcy or State Insolvency Laws, Which May Result in the Nonpayment of the Fund’s Investments. Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on the investment on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on an investment after a bankruptcy status is declared depends on the borrower’s particular financial situation. In most cases, however, unsecured creditors, such as the Fund, receive nothing or only a fraction of their outstanding debt.
Risk of Inadequate Collateral or Guarantees. Even if a loan or HEI to which the Fund is exposed is secured, there can be no assurance that the collateral will, when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with the defaulting loan or HEI. It is possible (and in the case of HEIs, almost always the case) that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all loans secured by that collateral. HEIs are often secured by liens that are junior to the primary mortgage on a residential property and will only receive payments to the extent the proceeds from the applicable realization event are sufficient to first repay the senior mortgage. There can be no guarantee that the collateral can be liquidated and any costs associated with such liquidated could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “Default Risk” and “Risk of Unsecured Loans”, the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect. To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should be the underlying borrower default on its payments. As described under “Default Risk”, the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer, and as a result, the Fund may not have priority over other creditors as it expected.
Leverage Risk. The Fund or a Subsidiary of the Fund may obtain financing to make investments in alternative lending securities and may obtain leverage through derivative instruments or asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile, and other risks tend to be compounded if and to the extent the Fund borrows or uses derivatives or other investments that have embedded leverage.
Asset-Backed Securities Risk. The Fund’s investment in pass-through certificates, securitization vehicles, or other special purpose entities that hold alternative lending-related securities (collectively, “asset-backed securities”) may involve risks that differ from or are greater than risks associated with other types of investments. In addition, prepayment on the underlying assets may have the effect of shortening the weighted average maturity of the portfolio assets of such entities and may lower their return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying assets and servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. The risks and returns for investors like the Fund in asset-backed securities depend on the tranche in which the investor holds an interest. Many asset-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Asset-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of underlying assets and may also result in increased volatility in the Fund’s NAV. This means the Fund may have potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying asset directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to asset-backed securities. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral.
Investments in Other Pooled Investment Vehicles. Direct or indirect investing in another pooled investment vehicle, such as securitization vehicles that issue asset-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the Investment Adviser. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration. The SEC has adopted changes to the regulatory framework governing investments by investment companies in other investment companies, which may adversely affect the Fund’s ability to invest in one or more investment companies in excess of applicable statutory limits.
Real Property Risk. The Fund may gain exposure to financings collateralized or secured by, or relating to, real property, or it may invest in equity or debt securities issued by REITs or REMICs. The value of an investment in securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate. Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition, reduced demand for commercial and office space as well as increased maintenance or tenant improvement costs to convert properties for other uses, and other risks related to local and regional market conditions. The value of these investments also may be affected by changes in interest rates, macroeconomic developments, and social and economic trends. For instance, during periods of declining interest rates, mortgagors may elect to prepay, which prepayment may diminish the yield on mortgage-backed securities.
Some borrowers may intend to use resale proceeds to repay their obligations. A decline in property values could result in a loan or investment that is greater than the property value, which could increase the likelihood of borrower default.

The payment schedules with respect to many real estate-related investments are based on projected revenues generated by the property over the term of the investment. The actual revenues generated by a property could fall short of projections. In such cases, a borrower may be unable to repay an obligation. To the extent the Fund has exposure to construction or rehabilitation/renovation loans, it may be adversely impacted by, among other things, risks involving the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated and the length of the construction and/or sale process.
The Fund may invest in HEIs, either directly or indirectly, where it may receive the right to a variable percentage of the future values of the residential property following a realization event with respect to a residential property. It is not possible to accurately predict the rate at which cash flows will be generated in connection with HEI investments, and to the extent the Fund invests in HEIs, it may not receive payments when or in the amount it expects, or at all, and it may lose the entire value of its investment. HEIs are a novel financial product and there is uncertainty regarding their regulatory status in a number of states. Further, because of this uncertainty, among other reasons, the platforms that originate HEIs may be concentrated in a small number of states. This could increase the Fund’s exposure to certain specific real estate markets and may cause it to suffer a greater negative impact from idiosyncratic local real estate conditions than otherwise would be the case.
HEI Cashflow Risk. HEIs are not expected to result in any cash flow until a realization event, if any, and may never realize any cash flow depending on the value of the related property upon the occurrence of a realization event. During this period, the Fund may also be subject to fees and expenses associated with its investment in HEIs which may impact its ability to make other desirable investments and/or fund repurchase offers. It is uncertain when and how frequently realization events will occur. There is no guarantee that a realization event will occur prior to the expiration of the term of the HEI, if at all.
HEI Defaults. A homeowner may not satisfy its obligations under the related HEI. For example, a homeowner may become delinquent on any obligation regarding the related property, such as failing to pay property taxes or insurance premiums with respect to the related property or failing to make payments on any loans secured by the related property. Such actions may constitute a default under the terms of the related HEI, which may adversely impact the value of the Fund’s investments in the HEI and may cause the Fund to lose the full value of its investment.
HEI Regulatory Uncertainty. As HEIs are a relatively novel financial product, there is little or no certainty as to what federal, state or local laws or regulations apply to such assets. A federal or state regulator or court may assert that the HEIs are not prepaid forward sale contracts or option purchase contracts, but rather are extensions of credit or mortgage loans, which may be subject to compliance with certain legal requirements, including various licensing and other consumer protection regulations. The characterization of HEIs as option purchase or prepaid forward sale contract rather than mortgage loans or other extensions of credit is relatively untested by courts and regulators. Further, federal or state legislation may be enacted to expressly treat the HEIs as loans for the purpose of licensing or other federal or state laws or regulations. For example, some states recently amended the state’s mortgage licensing laws to expand the definition of a “residential mortgage loan” to include “shared appreciation agreement,” like HEIs.
If the HEIs are determined to be subject to the various legal requirements applicable to extensions of credit or fail to comply with various legal requirements which appear to apply to HEIs, this may, as applicable, result in certain costs, fines and penalties, an “unwinding” or rescission or voidance of the HEI that may impair any proceeds that may be realized in respect to any such HEI. An originator of an HEI in which the Fund invests may not have obtained all of the licenses required by a regulator to originate or sell such products and a regulator may assert that originator is not properly licensed to manage or otherwise service such product. Further, no assurances can be made that a regulator or court would not determine that the HEIs are predatory or otherwise violate federal or state prohibitions on unfair, deceptive or abusive acts or practices.
The cost and complexity to comply with any new laws or regulations or new interpretations of existing laws or regulations could be significant. No assurance can be made that such costs, fines or penalties may not be assessed on the HEIs. Any such events or circumstances may adversely impact the Fund and the HEIs that it is invested in.
Other HEI Related Risks. While the HEIs are not intended to be mortgage loans, risks in the mortgage loan market and the residential mortgage-backed securities market and the economy more generally could affect interest rates and housing prices, which may lead to an adverse effect on the value of the HEIs.
PFC Cashflow Risk. PFCs do not have a contractual maturity date and are not expected to result in any cash flow until a realization event, including but not limited to an IPO, tender offer, merger, or acquisition, if any, and may never realize any cash flow depending on the value of the collateral upon the occurrence of a realization event. During this period, the Fund may also be subject to fees and expenses associated with its investment in PFCs which may impact its ability to make other desirable investments and/or fund repurchase offers. Any return on such PFCs are contingent and will be dependent on various factors, such as the timing of a realization event. It is uncertain when and how frequently realization events will occur, or if such realization event will occur at all.
Other PFC Related Risks. In the event that PFCs are secured by stock in a private company, the ability of a company to realize a liquidity event may be impacted by a number of factors, including but not limited to the timing of the realization event or broader market conditions unrelated to the company itself. The duration of a PFC held by the Fund may, therefore, be longer than anticipated if the reference company does not realize a liquidity event during the expected time frame.
Further, the Fund is subject to valuation risk in relation to the PFCs, which is the risk that one or more of the PFCs in which the Fund invests are priced incorrectly, due to factors such as incomplete data or market instability. The PFCs in which the Fund could invest are investments for which market quotations are not always readily available. Fair value pricing of the PFCs will require subjective determination about the value of the PFC. If PFCs are mispriced, Shareholders could lose money upon redemption or could pay too much for Shares purchased.
Risk of Fraud. The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the Platforms, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the Platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information provided by prospective borrowers. Except where a Platform is required to repurchase loans or indemnify investors, fraud may adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on its investments and, therefore, may negatively impact the Fund’s performance. A Platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest, as Platforms may be obligated to repurchase loans and/or indemnify investors in the loans in the case of fraud and may, therefore, have an incentive to deny or fail to investigate properly a claim of fraud. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a Platform will be sufficient to accurately detect and prevent fraud.
The Fund is also subject to the risk of fraudulent activity by a Platform or a backup servicer. In the event that a Platform or backup servicer engages in fraudulent activity, the pools of alternative lending securities originated by the Platform or any loans serviced by the Platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.
Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. The alternative lending securities in which the Fund invests are investments for which market quotations are not readily available. Accordingly, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures developed and implemented by the Investment Adviser and approved by the Board of Trustees. Fair value pricing will require subjective determinations about the value of an investment or other asset. The Fund will utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. There is no assurance that the Fund could sell a portfolio security for the value established for it at any time, and it is possible that the Fund would incur a loss because a portfolio security is sold at a discount to its established value. If securities are mispriced, Shareholders could lose money upon redemption or could pay too much for Shares purchased.
Geographic Focus Risk. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the alternative lending securities of the Fund relate to investments owed by borrowers residing or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s alternative lending securities in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region. Because HEIs are a relatively new product, the Fund’s investments in these instruments may be more geographically concentrated than for other alternative lending securities. This in turn could increase the Fund’s exposure to certain specific real estate markets and may cause it to suffer a greater negative impact from idiosyncratic local real estate conditions than otherwise would be the case.
Risks Relating to Compliance and Regulation of Online Lending Participants in the United States.
Highly Regulated U.S. Loan Industry

The loan industry in the United States is highly regulated. The loans made through the Platforms domiciled in the United States (referred to herein as “U.S. Platforms”) are subject to extensive and complex rules and regulations issued by various federal, state and local government authorities. These authorities also may impose obligations and restrictions on the Platforms’ activities. In particular, these rules require extensive disclosure to, and consents from, prospective borrowers and borrowers, prohibit discrimination and may impose multiple qualification and licensing obligations on Platform activities. In addition, one or more U.S. regulatory authorities may assert that the Fund, as a whole or fractional loan investor of the U.S. Platforms, is required to comply with certain laws or regulations which govern the consumer or commercial (as applicable) loan industry. If the Fund were required to comply with additional laws or regulations, this would likely result in increased costs for the Fund and may have an adverse effect on its results or operations or its ability to invest in loans through the U.S. Platforms. The Platforms’ failure to comply with the requirements of applicable U.S. rules and regulations may result in, among other things, the Platforms (or their whole or fractional loan investors) being required to register with governmental authorities and/or requisite licenses being revoked, or loan contracts being voided, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and/or civil and criminal liability. Determining the applicability of and effecting compliance with such requirements is at times complicated by the Platforms’ novel business model. Moreover, these requirements are subject to periodic changes. Any such change necessitating new significant compliance obligations could have an adverse effect on the Platforms’ compliance costs and ability to operate. The Platforms would likely seek to pass through any increase in the Platforms’ costs to the investors such as the Fund.
CFPB Jurisdiction
The Consumer Financial Protection Bureau (“CFPB”) has broad authority over the businesses in which the Platforms engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as certain of the Platforms’ funding banks, for compliance. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including marketplace loans and HEIs. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The Platforms are subject to the CFPB’s jurisdiction, including its enforcement authority, as servicers and acquirers of consumer credit. The CFPB may request reports concerning the Platforms’ organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of the Platforms’ businesses on a periodic basis if the CFPB were to determine, through its complaint system, that the Platforms were engaging in activities that pose risks to consumers. There continues to be uncertainty as to how the CFPB’s strategies and priorities, including in both its examination and enforcement processes, will impact the Platforms’ businesses and their results of operations going forward.
Following the inauguration of President Donald Trump on January 20, 2025, there is considerable uncertainty as to the operating status of federal agencies and the future policies that the Trump administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including pending nominations for agency leadership, the issuance of executive orders impacting the operations of federal agencies, and reductions of personnel across agencies. Many of the administration’s executive orders are being challenged in court and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules issued by the previous administration, agencies have sought to suspend the litigation in some cases, and in others have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing, decreasing, or re-prioritizing enforcement activity.
Actions by the CFPB could result in requirements to alter or cease offering affected loan products and services, making them less attractive and restricting the Platforms’ ability to offer them. For example, the CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles. In December 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers. While the district court did not decide whether such trusts could be held liable for the conduct of the servicer at this stage of the case, the CFPB’s pleadings reflected that the agency intended to make that argument. In February 2022, the district court granted the defendant trusts’ motion to certify its ruling in favor of the CFPB for immediate appeal and stayed the case pending resolution of any appeal. In April 2022, the U.S. Court of Appeals for the Third Circuit granted defendants’ petition for permission to appeal. In November 2022, the attorneys general of 22 states and the District of Columbia filed an amicus brief supporting the CFPB’s position. In March 2024, the U.S. Third Circuit Court of Appeals affirmed the district court’s decision. After defendants’ request for rehearing in the Third Circuit was denied, defendants filed a petition for a writ of certiorari with the U.S. Supreme Court in August 2024, which was also denied, thus allowing the Third Circuit decision to stand. The Third Circuit’s decision is binding on federal courts in the Third Circuit, which includes the states of Pennsylvania, New Jersey, Delaware and the Virgin Islands, and may be found persuasive by other federal courts and/or state courts. In January 2025, the CFPB announced a settlement of the action with the defendant trusts. Under the proposed order, the trusts would have to pay $2.25 million in consumer redress, to be paid out of trust distributions, and cease collection on debts past the statute of limitations or for which the trusts cannot locate documentation. The proposed order also prospectively prescribed related required terms for servicing and subservicing agreements for any loans held in the trusts. However, in April 2025, the CFPB and the defendants filed a joint stipulation of voluntary dismissal of the case, demonstrating that the current leadership of the CFPB will not advance or support the prior position advanced by the agency in the Third Circuit, and the case was dismissed with prejudice on April 28, 2025.
In addition, in May 2024, the CFPB filed a separate complaint against the National Collegiate Student Loan Trusts (“NCSL Trusts”), as well as the Pennsylvania Higher Education Assistance Agency (“PHEAA”), the primary student loan servicer for active student loans held by the NCSL Trusts, as part of a settlement with the NCSL Trusts and PHEAA. The CFPB alleged that the defendants failed to respond to borrower requests, failed to provide accurate information to borrowers and incorrectly denied forbearance requests. The CFPB also filed proposed final judgments, to which the NCSL Trusts and PHEAA agreed, that, once entered by the court, would require the NCSL Trusts and PHEAA to pay $400,000 and $1.75 million in penalties, respectively; to pay an additional $3 million in redress to affected borrowers, to be allocated by agreement between PHEAA and the NCSL Trusts; and to correct outstanding requests by borrowers. The proposed orders would also require the NCSL Trusts to modify their servicing guidelines to address the CFPB’s allegations. In October 2024, the court granted the joint motion for judgment. In June 2024, Pacific Investment Management Company LLC (“PIMCO”), on behalf of the investment vehicle that holds notes issued by NCSL Trusts, filed a proposed objection to the proposed consent orders and motion to intervene. PIMCO’s motion to intervene was granted in September 2024, but the court overruled PIMCO’s objection in October 2024. In November 2024, PIMCO appealed the district court’s ruling as to PIMCO’s objection. In January 2025, the district court agreed to stay the effectiveness of the settlement pending PIMCO’s appeal of its objection. The case was referred to the circuit mediator, and, in August 2025, the parties filed a motion for partial remand. In that motion, the parties stated that, after participation in the Third Circuit’s Mediation Program, they had agreed to the terms of a proposed settlement and that a condition of that settlement is that the District Court grant a motion to partially vacate or modify the stipulated judgments previously entered by the District Court. The Third Circuit granted the parties’ motion for partial remand in September 2025. The CFPB and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act, may rely on these cases as precedent in investigating and bringing enforcement actions against other trusts and securitization vehicles in the future.
Many provisions of the Dodd-Frank Act are required to be and have been implemented through rulemaking by the applicable federal regulatory agencies, though some rulemaking has yet to occur and some rulemaking is likely to be changed. In addition, Section 1022(d) of the Dodd-Frank Act requires the CFPB to conduct an assessment of each rule within five years of its adoption. The results of any such assessments could result in changes to existing rules and further rulemaking. Therefore, the impact of financial regulatory reform on the financial markets and its participants and on the asset-backed securities market in particular, as well as the interplay with existing laws, is continually evolving. For example, the CFPB has issued and retracted and may issue again new guidance on AI models for credit underwriting. In June 2021, six fintech companies and the National Community Reinvestment Coalition sought guidance from the CFPB on how to use artificial intelligence, machine learning algorithms and alternative data in their lending decisions without running afoul of fair-lending laws. In May 2022, the CFPB issued guidance regarding ECOA adverse action notice requirements for creditors who use complex algorithms, including AI and machine learning, in any aspect of their credit decisions. In October 2024, a similar coalition of fintech companies and association sought further guidance from the CFPB on the potential for beneficial applications of AI and machine learning to develop fairer underwriting models. The CFPB has not issued further guidance on this topic. In fact, on May 12, 2025, the CFPB withdrew its May 2022 guidance on the application of ECOA adverse action notices to credit decisions relying on AI and machine learning. This continues to be a rapidly evolving regulatory landscape, and no assurance can be given that future guidance of the CFPB will not have a significant impact on the value of the notes, on the servicing of the loans or on the Fund.
The future of the CFPB’s operations is uncertain. In February 2025, President Trump appointed Russell Vought as Acting Director of the CFPB and Acting Director Vought subsequently restricted the operations of the agency, directing dismissals or stays of pending cases, withdrawing policy positions taken by previous administrations, and withdrawing significant volumes of previously issued guidance. Additionally, the Acting Director has announced plans to reduce the size of the agency through issuing reduction-in-force notices to many employees.
In February 2025, the National Treasury Employees Union initiated a lawsuit claiming that certain actions and firings undertaken by Acting Director Vought were illegal. In March 2025, the U.S. District Court for the District of Columbia issued a preliminary injunction, which the CFPB immediately appealed, requiring that the CFPB reinstate certain terminated employees and continue to carry out statutorily mandated functions. In April 2025, the U.S. Court of Appeals for the District of Columbia Circuit issued an order limiting the district court’s injunction but leaving certain restrictions on further firings in place. Notwithstanding the D.C. Circuit’s order, the CFPB issued reduction-in-force notices to a large majority of its employees on April 17, 2025. Those notices were challenged, and the district court halted the firings after the D.C. Circuit clarified its April 2025 order, reinstating certain restrictions on the agency’s ability to fire employees. Oral arguments regarding the CFPB’s appeal of the district court’s preliminary injunction were heard in May 2025, and in August 2025, the D.C. Circuit vacated the district court’s preliminary injunction, finding that the district court lacked jurisdiction with respect to the plaintiffs’ claims related to loss of employment and that the plaintiffs’ other claims failed to target final agency action reviewable under the Administrative Procedure Act or unconstitutional action reviewable in equity. The D.C. Circuit remanded the case back to the district court for further proceedings. The final outcome of the litigation remains uncertain. There is no guarantee the activities of the CFPB, in whole or in part, will remain suspended. There remains considerable uncertainty as to the future of the CFPB and the areas of focus or priorities of the CFPB under Acting Director Vought and any successor Acting Director or Director. The state-level response to changes at federal agencies, including the CFPB, is also unclear and may include increasing, decreasing, or re-prioritizing enforcement activity.
In February 2025, President Trump announced the nomination of Jonathan McKernan to be Director of the CFPB but Mr. McKernan’s nomination was later withdrawn. In November 2025, President Trump nominated Stuart Levenbach to be Director of the CFPB, and as a result, the nomination provides another 210-day term for Acting Director Vought to continue to lead the agency.
Actions by the CFPB or other regulators against the Platforms, their funding banks, their funding sources, such as loan purchasers or securitization trust, or their competitors that discourage the use of the alternative lending model or suggest to consumers the desirability of other loan products or services could result in reputational harm and a loss of borrowers or investors. The Platforms’ compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.
In November 2023, the SEC issued Rule 192 pursuant to Section 27B of the Securities Act (the “Securitization Conflicts of Interest Rule”) for the purpose of implementing a prohibition against a securitization participant with respect to an asset-backed security from directly or indirectly entering into a transaction that would involve or result in a material conflict of interest with any investor in such asset-backed security, subject to exceptions for risk-mitigating hedging activities, liquidity commitments and bona-fide market making activities. The Securitization Conflicts of Interest Rule became effective on February 5, 2024, and securitization participants are required to comply with the Securitization Conflicts of Interest Rule with respect to any asset-backed security, the first closing of the sale of which occurs on or after June 9, 2025. Under the Securitization Conflicts of Interest Rule, a “securitization participant” is an underwriter, placement agent, initial purchaser or sponsor of an asset-backed security or certain affiliates or subsidiaries of any such party. Additionally, the Securitization Conflicts of Interest Rule includes an “anti-evasion” provision that prohibits a securitization participant from engaging in any transaction or a series of related transactions that, although in technical compliance with one of the exceptions to the rule, is part of a plan or scheme to evade the prohibitions of the rule.
On May 16, 2025, the staff of the SEC’s Division of Corporation Finance granted no-action relief (the “No-Action Relief”) that, for purposes of the Securitization Conflicts of Interest Rule, it will not recommend enforcement action with respect to certain conflicted transactions entered into by the employees of a securitization participant that act in a capacity unrelated to the structuring and issuance of the relevant asset-backed security or the selection of the assets supporting the relevant asset-backed security (“Non-Deal Team Employees”) if, subject to certain conditions, those Non-Deal Team Employees are sufficiently separate (such as by information barriers) from the individuals who are involved in structuring and selling the relevant asset-backed security.
Despite this No-Action Relief, there remains uncertainty regarding how the Securitization Conflicts of Interest Rule will be applied, including what penalties may result from non-compliance. To the extent that a securitization participant, violates the rule, then the resulting penalties and reputational harm may materially and adversely affect the liquidity and value of the Notes and the securitization participant’s ability to fulfill its contractual obligations under the transaction documents.
Usury and Related Issues
Different Platforms adhere to different business models, resulting in uncertainty as to the regulatory environment applicable to the Fund. For example, one Platform may underwrite loans from a particular state to make loans to consumers or companies across the United States. The Platform must comply with that state’s licensing requirements and possible usury limitations. However, other states could seek to regulate the Platform (or the Fund as a whole loan investor) on the basis that investments were made to consumers or companies located in such other states. In that case, investments made in those other states could be subject to the maximum interest rate limits (usury laws), if any, of such jurisdiction, which in turn could limit revenues for the Fund. Moreover, it could further subject the Platform (or the Fund) to such states’ licensing requirements.

Another Platform may follow a different model in which all loans sourced by the Platform are made through a bank which originates a loan as the named lender based on parameters developed jointly with the Platform. U.S. federal law allows FDIC-insured banks to charge interest to borrowers on a nationwide basis based on the rates allowed by the state where the bank is located, as federal law preempts inconsistent state law limitations. The interest rates that such Platforms charge to borrowers are based upon the ability under federal law of the funding banks that originate the loans to export the interest rates of its jurisdiction of formation or incorporation to provide uniform rates to all borrowers in all states that have not opted out. For example, certain primary funding banks for some of the Platforms export the interest rates of Utah, the state in which they are incorporated, which allows parties to generally agree by contract to any interest rate. The current annual percentage rates offered by these banks through the Platforms for personal loans generally range from approximately 6% to 36%. Certain states, including Utah, have no statutory interest rate limitations on personal loans, while other jurisdictions have a maximum rate that is less than the current maximum rate offered by these banks through the Platforms.
However, there has been both private litigation and governmental enforcement actions which have sought to re-characterize lending transactions, claiming that a loan platform, and not the bank, is the “true lender” with respect to a loan. Courts have applied differing interpretations when determining which party is the true lender.
Plaintiffs may successfully challenge the funding bank or other lending models. The “true lender” argument has been litigated in a number of courts, most commonly (but not always) in cases involving short-term “payday loans” offered at triple-digit annual percentage rates, where the non-bank partner of the bank nominally making the loan provides turnkey marketing, billing, collection and accounting services in connection with the loans and also acquires the predominant if not entire economic interest in the loans. Such litigation has sought to re-characterize the non-bank loan marketer as the lender for purposes of state consumer protection and usury laws. While the Platforms’ programs do not involve payday loans and may be factually distinguishable from the activities of payday loan marketers, there nevertheless remains a risk that a court in one or more jurisdictions could conclude that the loans are unlawful because the Platform is deemed to be the “true lender” and, therefore, subject to additional state consumer protection laws.
The resulting uncertainty may increase the possibility of claims brought against the Platforms by borrowers seeking to void their loans or subject the Platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the Platform (or the Fund) is deemed to be the true lender in any jurisdiction instead of the funding bank (whether determined by a regulatory agency at the state or federal level or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits (usury laws) of such jurisdiction and existing loans may be unenforceable, and the Platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any penalties and fines. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such Platforms to terminate their business. In such circumstances, there is likely to be a material adverse effect on the Investment Adviser’s ability to continue to invest in certain or all alternative lending securities and the Fund’s ability to pursue its investment objective and generate anticipated returns.
Other litigation has challenged the ability of loan assignees to rely on the preemption that applied to the initial lender of the loan. In addition to a challenge to a bank’s status as “true lender” of a loan, it could be argued that, even if the funding bank is the “true lender,” state usury laws would apply once the funding bank sells the loan to a non-bank assignee. If a borrower were to successfully bring claims against one of the Platforms for state usury law violations or other similar violations, and the rate on that borrower’s personal loan was greater than that allowed under applicable state law, the Platforms and the Fund could be subject to, among other things, fines and penalties, which would negatively affect the Fund. If the Platforms’ ability to export the interest rates, and related terms and conditions, permitted under a particular state’s law to borrowers in other states is determined to violate applicable lending laws, a Platform could be subject to the interest rate restrictions, and related terms and conditions, of the lending laws of each of the states in which it operates. The result would be a complex patchwork of regulatory restrictions that could significantly and adversely impact the Platforms’ operations and ability to operate, and they may be forced to end or significantly change their business and activities, resulting in a reduction in the volume of loans available for investment for investors such as the Fund.
Certain case law has cast doubt on the viability of the model in which many Platforms operate and in particular their ability to charge the same rate as a funding bank after a loan has been sold to the Platform. The U.S. Court of Appeals for the Second Circuit (“Second Circuit”) issued a significant decision in May 2015 that interpreted the scope of federal preemption under the National Bank Act (the “NBA”) and held that a non-bank assignee of loans sourced by a national bank was not entitled to the benefits of NBA preemption as to state law claims of usury (the “Second Circuit Decision”). Although the decision is binding only in Connecticut, New York and Vermont, it may significantly affect non-bank assignees of loans, including the loan origination practices of certain online lenders. As a result of the decision, non-bank assignees/purchasers of bank loans may face uncertainty regarding their ability to rely upon federal preemption of state usury laws. A number of online lending Platforms purchase loans from state-chartered banks promptly after origination and rely upon federal preemption to exempt the loans from state usury caps. The Second Circuit Decision, although directly ruling on purchasers of national bank loans, could be applied to those purchases by courts considering the scope of federal preemption under the Depository Institutions Deregulation and Monetary Control Act of 1980 (which generally preempts state usury laws in favor of federally insured state-chartered banks). In June 2016, the Supreme Court elected not to review the Second Circuit Decision. Despite recommending that the Supreme Court decline to review the case, the Solicitor General argued that the Second Circuit Decision was incorrect and contrary to longstanding precedent that if the interest rate in a bank’s original loan agreement was non-usurious and “valid-when-made,” the loan does not become usurious upon assignment to a non-bank third party. Nevertheless, if the Second Circuit Decision is adopted by other federal circuit courts, the lending models of some Platforms may be severely impacted. A number of Platforms have restructured the relationship with their funding bank in response to the Second Circuit Decision so that the funding bank maintains a continuing economic interest in the loans that are originated for the Platform. In addition, the risk from this court decision in the three states comprising the Second Circuit may be mitigated by purchasing or investing in loans that are not above the state usury limitations in those states. During the past several years, various bills have been introduced in Congress that would have overridden the Second Circuit Decision by adding new language to the NBA and other federal statutes stating that a loan that is valid when made as to its maximum rate of interest remains valid regardless of any subsequent sale, assignment or transfer of the loan. However, none of these bills has been adopted, and it is uncertain whether similar legislation would be passed in the future.
In response to the uncertainty created by the Second Circuit Decision and the difficulty in addressing that uncertainty through legislation, in November 2019, the Office of the Comptroller of the Currency (the “OCC”), the regulator of national banks and federal savings associations, proposed a rule that would clarify that federal preemption of state usury laws with respect to loans originated by such banks would continue to apply even after the originating bank sells, assigns or transfers the loan to a non-bank assignee, and the Federal Deposit Insurance Corporation (“FDIC”) proposed a substantially similar rule that would apply to loans originated by state-chartered banks. Each of the OCC and the FDIC promulgated their final rules affirming this valid-when-made doctrine in June 2020. Both rules took effect in August 2020. However, the rules do not eliminate all of the uncertainty in the market caused by the Second Circuit decision, because the rules may not be binding on the courts and may be challenged in court by consumers, state regulators or consumer advocacy groups. For example, state attorneys-general have filed complaints against each of the OCC and the FDIC challenging the validity of the rules. On February 8, 2022, the U.S. District Court for the Northern District of California issued an order resolving the pending motions for summary judgment in both cases. The court granted the OCC and FDIC’s respective motions for summary judgment and denied the plaintiffs’ motions for summary judgment. The court found that the agencies did not exceed their authority in promulgating the rules and that the rules were not unlawful. None of the states appealed. There can be no assurance that the OCC rule and/or FDIC rule will be given effect by courts or regulators in a manner that actually mitigates usury and related risks to the originators, any Platform sellers or any other program participant.
A number of courts have found that non-bank partners in a funding bank arrangement may not rely on federal preemption to override state usury laws. For example, in January 2016, the U.S. District Court for the Eastern District of Pennsylvania issued a decision denying a motion by a group of non-bank servicing partners of a state chartered federally insured bank seeking to assert federal preemption as a basis to dismiss claims by the Pennsylvania Attorney General that loans originated by the bank and subsequently purchased by the non-bank partners violated Pennsylvania’s usury laws. The court in that case held that non-bank servicing partners could not rely on federal preemption of state usury laws in circumstances where a non-bank is perceived to be the real party in interest (i.e., the true lender) in a lending transaction. In January 2018, in a companion case involving investors who were providing funding to the non-bank servicing partners, the court granted in part and denied in part the investors’ motion to dismiss the Attorney General’s claims that the investors were liable under Pennsylvania’s Corrupt Organizations Act for their involvement in the lending scheme. The court’s decision allowed the Attorney General’s case to proceed against the investors based on their alleged active participation in structuring loans through a Native American tribal lending program for the purpose of circumventing state usury laws. In July 2019, the parties reached a settlement, which was approved in December 2019 by the bankruptcy court in one of the non-bank service provider’s bankruptcy case.
In June 2016, the Maryland Court of Appeals (the highest court in Maryland) issued a decision that could have potentially significant impacts on the ability of marketplace lenders to do business in Maryland. The decision concerned a California-based payday lender that entered into contractual arrangements with two federally-insured state banks to fund consumer loans to consumers residing in Maryland. The interest rates on such loans substantially exceeded the rates allowed under Maryland’s usury laws. The Maryland Court of Appeals held that the payday lender, by arranging the loans, had violated the Maryland Credit Services Business Act (the “Credit Services Act”), which prohibits persons engaged in a “credit services business” from assisting consumers in obtaining loans that would be prohibited under Maryland law. As part of its decision, the court held that the lender was engaged in a credit services business, noting that the Credit Services Act was intended to prevent payday lenders from partnering with non-Maryland banks to offer consumer loans at rates above those allowed under Maryland’s usury laws. The Maryland Court of Appeals’ decision creates potentially significant complications for marketplace lenders that wish to offer consumer loans to Maryland consumers through non-Maryland banks. Marketplace lenders may be required to obtain a credit services business license in order to market loans originated by a financial institution, and such loans may be required to adhere to the provisions of the Credit Services Act respecting the

Maryland usury caps. It is also unclear whether the Maryland Court of Appeals’ decision will influence the federal courts or the courts of other states in the United States that have usury caps.
The West Virginia Attorney General challenged an arrangement where a consumer lender purchased and serviced loans made to residents of West Virginia by a South Dakota bank. The West Virginia courts found the non-bank consumer lender to be the true lender as it had the “predominant economic interest” in the loans. Because the rates charged by the non-bank lender exceeded usury limits, the loans were found to be unenforceable and the non-bank lender charged with penalties. The Supreme Court declined to hear an appeal of this case in 2015.
The Attorney General of the District of Columbia has filed complaints against various Platforms, in each case alleging that the Platforms, rather than the originating banks, had the predominant economic interest in the loans and were therefore the true lenders of the loans, and, as such, the Platforms had violated applicable interest rate limitations. The cases were ultimately settled and the Platforms agreed to, among other things, pay penalties to the District of Columbia, pay refunds to borrowers that paid interest on the loans in excess of the District of Columbia’s maximum interest rate, waive certain amounts past due interest on the loans attributable to interest rates above the district’s maximum rate, and cease to charge interest on loans in excess of the district’s maximum interest rate.
In April 2021, a federal court in the Northern District of California dismissed a case brought against a state-chartered bank and its non-bank service provider which challenged the validity of loans and business practices associated with a bank partnership program. The plaintiff alleged claims under California and Utah law. The court dismissed the claims finding that the loan was exempt from California’s usury law and that plaintiff could not avail itself of Utah’s unconscionability statute. The court did not reach the question of federal preemption. In May 2021, plaintiff filed an appeal to the U.S. Court of Appeals for the Ninth Circuit, but the appeal was later voluntarily dismissed. The case is now concluded.
In March 2022, a lending platform filed a complaint for declaratory and injunctive relief against the Commissioner of the California Department of Financial Protection and Innovation (“DFPI”). The Platform sought a declaration that the interest rate caps set forth in California law do not apply to loans that are originated by its bank partners and serviced through its technology platform. In April 2022, the DFPI filed a cross-complaint against the same lending platform, alleging that the Platform, rather than a bank, had the predominant economic interest in loans made through the Platform, and was therefore the lender of the loans and had violated California interest rate laws. The DFPI sought relief including penalties, restitution, an injunction, and a finding that the loans are void and unenforceable. The Platform challenged the claims raised in DFPI’s cross-complaint, filing a demurrer in May 2022. Following a hearing on the Platform’s demurrer, a judge of the Superior Court of California ruled in September 2022, that the court could not rule, as a matter of law, that the partner bank, not the Platform, was the lender of the loans at issue. In February 2023, the state filed for an injunction against offering loans in California. In October 2023, the court denied the state’s request for an injunction. The plaintiff filed its motion for summary judgment in September 2025 and a hearing on that motion is scheduled to occur in January 2026. A non-jury trial is scheduled to commence in January 2026, and no assurance can be given as to the potential impact, if any, on the loans made to borrowers who were residents of California at the time of origination.
In June 2022, a putative class action lawsuit was filed in federal court in the Western District of Texas, alleging that persons received high interest rate loans through a Platform that exceeded the usury limits in violation of Texas usury laws. The suit asserts statutory claims under Texas law, claims of unjust enrichment, and violation of the federal Racketeer Influenced and Corrupt Organizations Act and seeks a declaratory judgment that the loans are unconscionable, void and unenforceable. The suit alleges that the Platform is the true lender with the predominant economic interest in the loans, that its originating bank is not the real party in interest to the loans and that the Platform devised a “rent-a-bank scheme” in an attempt to evade Texas law. The complaint further asserts that the loan’s arbitration clause is void and unenforceable. In October 2022, a magistrate judge issued a report and recommendation recommending that the Platform’s motion to compel arbitration be granted and the case dismissed. The district judge accepted the recommendation and entered a final judgment of dismissal in January 2023.
In 2019, two complaints were brought in district courts of New York seeking class action status for plaintiffs against certain defendants affiliated with national banks that had acted as special purpose entities in securitization transactions sponsored by the bank. In both cases, the complaints alleged that the defendants’ acquisition, collection and enforcement of the banks’ credit card receivables violated New York’s civil usury law and, that, as in Second Circuit Decision, the defendants, as non-bank entities, were not entitled to the benefit of federal preemption of state usury law. The complaints sought a judgment declaring the receivables unenforceable, monetary damages and other legal and equitable remedies, such as disgorgement of all sums paid in excess of the usury limit. In both cases, the district courts granted the defendants’ motions to dismiss, holding that the plaintiff’s state-law claims were preempted by federal law. Both district courts distinguished the respective cases at hand from Second Circuit Decision because, unlike in Second Circuit Decision, the originating banks retained an interest in the receivables. Both plaintiffs filed an appeal to the Second Circuit, both of which were denied.

Similar litigation is ongoing. In December 2021, a putative class action complaint was filed in federal court in California, asserting that loans obtained through a state-chartered bank from a non-bank partner were usurious. The complaint alleges that the non-bank partner is the true lender and asserts state law causes of action related to unfair competition, unconscionability, money had and received, conspiracy and fraudulent concealment. In March 2023, the court denied defendants’ motion to compel arbitration on unconscionability grounds, and in June 2023 further denied defendants’ motion for reconsideration. In March 2024, the Ninth Circuit Court of Appeals vacated the district court’s denial and remanded the case to the district court to compel arbitration, and in April 2024 the district court stayed the case and ordered the parties to proceed with arbitration of individual claims. The plaintiffs voluntarily dismissed the case in August 2024. Another putative class action lawsuit involving the same non-bank partner was filed in federal court in the Western District of Washington in May 2023, alleging that the plaintiff and other class members received loans through the non-bank partner that exceed the usury limits under Washington law. The suit asserts claims under the Washington Consumer Protection Act, for declaratory relief, and for violation of the federal Racketeer Influenced and Corrupt Organizations Act. The suit alleges that the non-bank partner is the true lender with the predominant economic interest in the loans, that the originating banks are not the real parties in interest to the loans and that non-bank partner devised a “rent-a-bank scheme” in an attempt to evade Washington law. In October 2023, the court granted defendants’ motion to compel arbitration and stayed the case pending arbitration, and the plaintiff voluntarily dismissed the case in November 2023.
In August and September of 2023, similar putative class action complaints were filed in federal district courts in Pennsylvania against different non-bank partners that arranged for the origination of loans by the same state-chartered bank. Plaintiffs alleged that the non-bank partners were the lenders of the loan rather than the bank, and that the non-bank partners may not rely on the federal preemption of interest rate laws that applies to the bank after the sale of the loan. Based on these theories, both plaintiffs claim that the interest rate on the loan exceeded the six percent interest allowed by Pennsylvania law for unlicensed lenders. The complaints assert claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law, violation of the Loan Interest and Protection Law, and violation of the Consumer Discount Company Act on behalf of a putative class of Pennsylvania borrowers, and seek actual, statutory, treble and other damages, attorneys’ fees and costs, declaratory relief, and other unspecified relief. In both cases, the defendants’ motions to compel arbitration were granted. The other remains ongoing. In January 2017, the Administrator of the Colorado Uniform Consumer Credit Code (“Colorado Administrator”) filed suits against two online marketplace loan Platforms that utilized the funding bank model to originate loans. The Platforms purchased the loans from the partners shortly after origination. The Colorado Administrator claimed that loans to Colorado residents facilitated through these Platforms were required to comply with Colorado laws regarding interest rates and fees and that such laws were not preempted by federal law, notwithstanding that they were originated by FDIC-insured banks. The Colorado Administrator’s claims were based on allegations that the Platforms were the true lenders on the loans to Colorado residents because the Platforms held the predominant economic interest in the loans and that, as non-bank purchasers of the loans, the Platforms were not entitled to federal preemption of state interest rate ceilings based on the reasoning of the Second Circuit Decision described above. The Platforms removed the cases to federal court but, in March 2018, the court remanded the cases back to state court. Separately, the bank partners of the Platforms filed actions in federal court, each seeking a declaratory judgment that Colorado law with respect to usury is preempted by federal law. However, both actions were dismissed. The state court granted the bank partners’ motions to intervene in August 2018. In November 2018, the administrator filed amended complaints in state court, in each case, adding related securitization trusts as defendants. Motions to dismiss the trusts were denied. The Colorado Administrator filed a motion for a legal determination that even if the bank partners were the true lenders, a non-bank assignee could not enforce the rates charged by the partner banks. On June 9, 2020, the Colorado court issued a decision that a non-bank assignee could not enforce the rates and fees of a partner bank and must adhere to Colorado’s rates and fees. The Colorado Administrator also filed a motion for partial summary judgment, as did the defendants. On August 7, 2020, the two marketplace loan Platforms, their bank partners, the Administrator and the Attorney General entered into an Assurance of Discontinuance (“AOD”) settling the ongoing litigation and establishing certain safe harbors for existing and future loan originations. The AOD contains safe harbor provisions including oversight criteria affirming regulatory oversight of loan origination by the banks, disclosure and funding criteria ensuring that the bank is the funder of the loan at origination, licensing criteria for a non-bank partner that takes assignment of and engages in direct collection of payments from consumers for loans that qualify as “supervised loans” (rate of 21% or less), rates limited to 36% and structural criteria that limit bank and non-bank partners’ ability to structure purchase arrangements, collateral requirements, and indemnification agreements to limit the level of economic interest in the loans that may be transferred to the non-bank partner following origination by the bank. While the terms of the AOD are binding on the named parties, other bank partners and marketplace lending Platforms may decide to follow the requirements of the safe harbor to mitigate the risks faced by secondary market purchasers of Colorado consumers loans.
Furthermore, in June 2023, Colorado enacted a law that opts Colorado out of Section 521 of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“DIDMCA”), which affords interest rate preemption to out-of-state-chartered banks that make consumer credit loans to Colorado residents. Previously, only Iowa and Puerto Rico opted out of Section 521 of DIDMCA. The Colorado law has the intended effect of preventing out of state, state-chartered banks from originating loans to Colorado residents at interest rates that are higher than the Colorado state usury cap of 21%. The Colorado law was expected to take effect in July 2024, but in response to a federal lawsuit brought by several industry trade groups, a federal district court granted a preliminary injunction in June 2024 that prevents Colorado from enforcing the law against out-of-state-chartered banks making loans in Colorado. In March 2025, a three-judge panel of the U.S. Court of Appeals for the Tenth Circuit heard oral arguments challenging the district court’s injunction. In November 2025, the Tenth Circuit Court of Appeals issued an opinion reversing the District Court’s preliminary injunction and holding that Colorado may enforce its interest rate cap for loans made to Colorado borrowers, despite being originated out of state. The Tenth Circuit, in November 2025, granted the bank trade associations’ unopposed motion for an extension of time until December 9, 2025 in which to file a petition for rehearing en banc. During this time, the Tenth Circuit’s decision is not effective and, should it become effective, it will have only prospective effect as to interest rates charged as of its effective date. No assurance can be given as to the outcome of this litigation or its impact.
Certain states have enacted consumer lending legislation with broad anti-evasion language that seeks to re-characterize non-bank facilitators of bank-originated loans as the true lenders, and other states may enact similar legislation. For example, Nevada has an anti-evasion statute that makes its laws governing installment loans applicable to a person that has a business arrangement with an exempt entity (like a bank) “where the purported agent holds, acquires or maintains a material economic interest in the revenues generated by the loan.” Nev. Rev. Stat. Ann. § 675.035 (2020).
In addition, Illinois recently enacted legislation (SB 1792) which became effective immediately on March 23, 2021. The law extends the 36% “all-in” Military Annual Percentage Rate (“MAPR”) finance charge cap of the federal Military Lending Act (“MLA”) to “any person or entity that offers or makes a loan to a consumer in Illinois” unless made by a statutorily exempt entity. The Act provides that any loan made in excess of a 36% MAPR is considered null and void, and no entity has the “right to collect, attempt to collect, receive, or retain any principal, fee, interest, or charges related to the loan.” Each violation of the law is subject to a fine of up to $10,000. While the Illinois law exempts banks, the law also contains a claw-back provision that negates the exemption for third parties that assist in bank lending in Illinois, if they maintain a predominant economic interest in the loans. There can be no assurance as to how this new legislation will be applied.
New Mexico adopted legislation (HB 132) effective January 1, 2023 that limits interest rates on loans of $10,000 or less to New Mexico residents to 36% APR, with certain additional charges included in the APR calculation. The legislation contains a similar anti-evasion regime to that in effect in Illinois, making anyone who both acts as a service provider to an exempt lender and has a predominant economic interest in the loan the true lender for purposes of the law’s licensing provision. A loan made in violation of the licensing requirement is void.
Hawaii recently adopted a similar law applicable to loans made to borrowers that have an original principal balance of less than $1,500. The licensing provisions of the Hawaii statute became effective January 1, 2022 and no assurance can be given as to the licensing status of the originators of such affected loans or the effect of the Hawaii statute on those loans.
The State of Maine recently amended its Consumer Credit Code. In part, the amendment addresses which entities are deemed lenders and, among other rules changes, increases the covered entities subject to the state’s interest rate cap rules. The amendment also includes an anti-evasion provision under which “a purported agent or service provider” is deemed a “lender” under certain circumstances, including among other things, if they (a) hold, acquire or maintain the “predominant economic interest in the loan” or (b) market, arrange or facilitate the loan and hold the right to purchase the loan or interest in the loan, or (c) based on the totality of the circumstances, appear to be the lender, and the transaction is structured to evade certain statutory requirements. 9-A Me. Rev. Stat. Ann. Art. 2, Pt. 7, § 2-702. Under the new statute, if the deemed lender violates the provisions and lends in excess of the permissible state rate for unlicensed lenders (12.25%), the borrower is not obligated to pay the debt and may recover amounts previously paid on it. The new provisions became effective October 18, 2021. In addition, Maine also amended its licensing exemption so that any person taking an assignment of a consumer loan and undertaking direct collection of payments must also be licensed in Maine. Me. Rev. Stat. Ann. § 2-301.
Nebraska passed legislation that requires entities holding, servicing or otherwise participating in consumer loans made to Nebraska residents with an interest rate greater than 16% per annum, a principal balance of less than $25,000 and a duration of 145 months or less to have a physical location in the state. However, the physical presence requirement does not apply to owners, servicers or purchasers of installment loans if they are not making the loans. The state has taken an enforcement posture with respect to online programs requiring compliance with these requirements. In June 2023, the Nebraska statute was amended to require a license to purchase, in whole or in part, loans less than $25,000 and above 16% interest.
In June 2023, Connecticut revised its Small Loan Lending and Related Activities Act to impose licensing requirements on entities that partner with regulated banks with respect to small loans, which are now defined as loans for $50,000 or less and made at an APR greater than 12%, as calculated under the MLA. The statute also includes an anti-evasion provision under which a person must be licensed if it “(1) holds, acquires or maintains, directly or indirectly, the predominant economic interest in a small loan; (2) such person markets, brokers, arranges or facilitates the loan and holds the right, requirement or right of first refusal to purchase the small loans, receivables or interests in the small loans; or (3) the totality of the circumstances indicate that such person is the lender and the transaction is structured to evade” the requirements of the statute. In addition, Connecticut statute also requires any person purchasing, acquiring or receiving assignment of a “small loan” or receiving payments of principal or interest in connection with a small loan to a Connecticut borrower to be licensed in Connecticut. The new provisions became effective in October 2023. There can be no assurance as to how any of this or any other new legislation will be applied. It is possible that other states may follow suit, instituting similar statutory “true lender” tests, which may impact the risk of true lender litigation in certain jurisdictions, as well as the tests applied by courts and regulators in determining the true lender. While such provisions provide additional clarity with respect to jurisdictional requirements, they may also result in increased usury and licensing risk. Further, other states may take different paths to promulgate similar “true lender” restrictions, and if not through a legislative path, impacted parties may have little to no advance notice of new restrictions and compliance obligations. There can be no assurance as to how any of this or any other new legislation will be applied. It is possible that other states may follow suit, instituting similar statutory “true lender” tests, which may impact the risk of true lender litigation in certain jurisdictions, as well as the tests applied by courts and regulators in determining the true lender. While such provisions provide additional clarity with respect to jurisdictional requirements, they may also result in increased usury and licensing risk. Further, other states may take different paths to promulgate similar “true lender” restrictions, and if not through a legislative path, impacted parties may have little to no advance notice of new restrictions and compliance obligations.
Ohio adopted the Small Loan Act, which requires any non-bank entity that is compensated for arranging any bank loan in the amount of $5,000 or less to obtain a license. Ohio Revised Code (O.R.C.) §§ 1321.01-1321.19. There can be no assurance that all of the applicable Platform will have obtained such a license at such time.
Wyoming amended its Consumer Credit Code in July 2021. Wyo. Stat. 40-14-302. Under the new provisions, Wyoming broadened its licensing requirements to provide that “Unless a person is a supervised financial organization or has first obtained a license from the administrator, no person shall engage in the business of making consumer loans or taking assignments of non-servicing rights relating to consumer loans that are not in default.” The statute applies to all consumer loans that do not exceed $75,000. Thus, all non-bank persons that take assignments of non-defaulted consumer loans must be licensed.
The State of Washington recently adopted a statute, effective as of June 6, 2024, with respect to loans originated to Washington residents and individuals physically located in the state after June 6, 2024 that creates a new anti-evasion standard. The statute as amended deems a person the “true lender” with respect to a consumer loan originated by a bank (and thus otherwise exempt from interest rate limitations) notwithstanding the fact that the person purports to act as an agent, service provider or in another capacity for the bank if “(a) The person holds, acquires or maintains, directly or indirectly, the predominant economic interest in the loan; or (b) The totality of the circumstances indicate that the person is the lender, and the transaction is structured to evade the requirements of this chapter.” Wash. S. B. 6025, § 2; Rev. Code Wash. § 31.04.025 (eff. June 6, 2024). The anti-evasion provision only applies to loans that would otherwise require a license, that is, with an interest rate above 25%. Thus, the statute facially requires a non-bank that acquires the predominant economic interest in a loan originated by a bank at an interest rate above 25% to be licensed as a lender under Washington law. The legislation also increases the penalty for acting as a lender (other than in connection with a residential mortgage loan) without a license from a forfeiture of interest to rendering the loan “null, void, uncollectible, and unenforceable” in its entirety. Wash. S. B. 6025, § 4; Rev. Code Wash. § 31.04.035 (eff. June 6, 2024). It is possible that other states may follow suit, instituting similar statutory anti-evasion or similar provisions based on “true lender” concepts in the future.
OCC True Lender Rule
The OCC promulgated a final rule issued on October 27, 2020 concerning when a bank is the true lender in the context of a partnership between a bank and a non-bank entity, such as a marketplace platform. The rule specified that a bank makes a loan and is the true lender if, as of the date of origination, it (1) is named as the lender in the loan agreement or (2) funds the loan. The rule also specified that if, as of the date of origination, one bank is named as the lender in the loan agreement for a loan and another bank funds that loan, the bank that is named as the lender in the loan agreement makes the loan. Furthermore, under the rule, the bank, as the true lender of a loan, would retain the compliance obligations associated with the origination of that loan. The OCC rule went into effect on December 29, 2020. On January 5, 2021, seven state Attorneys General filed a lawsuit against the OCC challenging the rule on procedural and substantive grounds. However, on June 24, 2021, Congress passed a resolution seeking to invalidate the OCC’s true lender rule pursuant to the Congressional Review Act and to prohibit the OCC from issuing a rule in substantially the same form in the future. On June 30, 2021, President Biden signed the resolution, and the OCC’s true lender rule was voided retroactively. The state Attorneys General subsequently dismissed their action as moot.
The FDIC has not proposed a similar rule, and state-chartered banks would not have been covered by the OCC rule.
Risk of the Platform or Fund Being Deemed the True Lender

Courts have recently applied differing interpretations when determining which party in a funding bank arrangement is the true lender. The resulting uncertainty may increase the possibility of claims brought against the Platforms by borrowers seeking to void their loans or subject the Platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the Platform (or the Fund) is deemed to be the true lender in any jurisdiction (whether determined by a regulatory agency or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits of such jurisdiction and existing loans may be unenforceable. In such case, the Platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any restitution and/or penalties and fines as to existing loans (and any new loans originated at rates that are not permitted under the laws of the states in question), subject to applicable statutes of limitation. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such Platforms to terminate their business. In such circumstances, there is likely to be an adverse effect on the Investment Adviser’s ability to continue to invest in certain or all alternative lending securities and the Fund’s ability to pursue its investment objective and generate anticipated returns.
The risk that either the Platforms or the Fund (as a whole or fractional loan investor) is deemed the true lender in any jurisdiction exists with respect to loans made to both consumers and businesses. Several courts have concluded that non-bank consumer lenders that utilize a bank funding model should be viewed as the true lenders in the arrangement. U.S. courts have rarely analyzed questions regarding true lenders in the context of business loans. Although it is expected that U.S. courts’ true lender analysis would be the same for both consumer and business loans, additional uncertainty exists as to how U.S. courts would analyze questions regarding true lenders in a business loan context. In October 2017, a small business owner brought suit against a small business marketplace lender in federal district court in Massachusetts under a true lender theory. The suit alleged that the marketplace lender, which utilized a bank funding model, was the true lender and, among other things, originated loans in violation of state usury laws. However, the court stayed the case pending the outcome of arbitration. Any action undertaken by state regulators to assert that Platforms that partner with funding banks are the actual providers of loans to borrower members could have a material adverse effect on the lending model utilized by the alternative lending industry and, consequently, the ability of the Fund to pursue a significant part of its investment strategy. In November 2017, a bill was introduced in the U.S. House of Representatives to address the true lender issue. The bill would have clarified that an insured bank is the lender of any loan for which the bank is the initial creditor, notwithstanding any later assignment of the loan, or the existence of a service or economic relationship with a non-bank entity (such as the Platforms). Ultimately, the bill was not signed into law and it is uncertain whether Congress will adopt legislation to address the true lender issue.
At any time there may be litigation pending against Platforms and/or banks that issue loans for the Platforms. Any such litigation may significantly and adversely impact the Platforms’ ability to make loans or subject them, or their whole or fractional loan investors, like the Fund, to fines and penalties, which could consequently have a material adverse effect on the Fund.
Additionally, plaintiffs may assert claims against subsequent holders of the loans, including the Fund, and recipients of amounts collected on the Loans, including the investors. Some of the laws with which the loans must comply with respect to the marketing, origination, servicing, and collection, such as the federal Truth in Lending Act, may make an assignee of such loans (such as the Fund) liable for violations. Even when laws do not include express provisions creating assignee liability, plaintiffs (including private plaintiffs and government regulators and agencies) may bring claims against assignees based on general common law principles of liability or other theories. In addition, some laws, such as the Colorado Uniform Consumer Credit Code (the “Colorado UCCC”) (as has been alleged by the Colorado Administrator), may make subsequent holders liable for claims relating to the collection of amounts provided for under the terms of the Loans. As discussed above, the Colorado Administrator brought claims against certain subsequent holders of loans originated through certain online platforms, alleging that the subsequent holders are liable with respect to finance charges, late charges, and other amounts that the servicer collected on their behalf in excess of the amounts permitted by the Colorado UCCC, as well as civil penalties in accordance with Colorado law. And, claims were brought against subsequent holders of credit card receivables in class action complaints filed (1) in the United States District Court for the Eastern District of New York against three special purpose vehicles involved in the securitization of credit card receivables, as well as the trustees of two of the special purpose vehicles and (2) in the United States District Court for the Western District of New York against two special purpose vehicles involved in the securitization of credit card receivables, as well as a trustee of one of the special purpose vehicles. There can be no assurance that plaintiffs or regulators will not bring claims relating to the loans or notes against assignees of the loans, such as the Fund, or against recipients of the proceeds collected on the Fund, including the investors.
The Platforms could also be forced to comply with the lending laws of all U.S. states, which may not be feasible and could result in Platforms ceasing to operate. As discussed above, certain states have enacted new legislation relating to true lender theories and other states may enact similar legislation. Any increase in cost or regulatory burden on a Platform could have a material adverse effect on the Fund. Specifically, adverse rulings by courts in pending and potential future matters could undermine the basis of the Platforms’ business models and could result ultimately in a Platform or its whole or fractional loan investors being characterized as a lender, which as a consequence would mean that additional U.S. consumer protection laws would be applicable to the borrower member loans sourced on such Platforms, rendering such borrower member loans voidable or unenforceable. In addition, a Platform or its whole or fractional loan investors, like the Fund, could be subject to claims by borrower members, as well as enforcement actions by regulators that could lead to fines, civil or criminal penalties or other sanctions. Even if a Platform were not required to cease operation with residents of certain states, the Platform or its whole or fractional loan investors, like the Fund, could be required to register or obtain, and maintain, licenses or regulatory approvals in all 50 U.S. states at substantial cost. If a Platform or the Fund or its Subsidiary were subject to fines, civil or criminal penalties or sanctions, or other regulatory action, or forced to cease operations in some or all states, this could have a material adverse effect on the Fund and Fund Shareholders, and the investments in the Platforms.
State Licensing Considerations
In addition to laws governing the activities of lenders and servicers, certain states may require, or may in the future require, purchasers or holders of certain loans, primarily consumer loans, to be licensed or registered in order to purchase or hold such loans or to collect interest above a specified rate. To the extent required or determined to be necessary or advisable, the Fund intends to obtain licenses or take other appropriate steps to address any applicable state licensing requirements in order to pursue its investment strategy. To the extent the Fund or any of its Subsidiaries obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
The Fund intends to invest in alternative lending securities through one or more wholly-owned Subsidiaries. These Subsidiaries will include one or more common law or statutory trusts with a federally chartered bank serving as trustee. The Fund or one or more of its other wholly-owned Subsidiaries will hold the beneficial interests in each such trust, and the federally chartered bank acting as trustee will hold legal title to the alternative lending securities for the benefit of the trust and/or the trust’s beneficial owners. State licensing laws typically exempt federally chartered banks from their licensing requirements, and federally chartered banks may also benefit from federal preemption of state laws, including any licensing or registration requirements. The use of common law or statutory trusts with a federally chartered bank serving as trustee is intended to address any state licensing requirements that may be applicable to purchasers or holders of alternative lending securities. However, the ability of a trust with a federally chartered bank as trustee to override state laws on the basis of federal preemption has recently been challenged and may be further challenged in the future. It is expected that each trustee of a common law or statutory trust through which the Fund invests would be indemnified by the applicable trust and, potentially in certain circumstances, by the Fund or one or more of its Subsidiaries. Although the Fund intends to invest in alternative lending securities through one or more common law or statutory trusts, the Fund is not required to use this approach and may instead hold such investments directly or indirectly through one or more other Subsidiaries.
If the Fund or any of its Subsidiaries is required to be licensed in any particular jurisdiction in order to invest in certain alternative lending securities, obtaining the required license may not be viable (because, for example, it is not possible or practical) and the Fund may be unable to restructure its investments to address the licensing requirement. In that case, the Fund or its Subsidiaries may be forced to cease investing in the affected alternative lending securities, or may be forced to sell such alternative lending securities. If a state regulator or court were to determine that the Fund or its Subsidiaries acquired or held an alternative lending security without a required state license, the Fund or its Subsidiaries could be subject to penalties or other sanctions, prohibited or restricted in its ability to enforce its alternative lending security, or subject to litigation risk or other losses or damages.
Fair Debt Collection Practices Act
The U.S. federal Fair Debt Collection Practices Act (“FDCPA”) provides guidelines and limitations on the conduct of third-party debt servicers in connection with the collection of consumer debts. In order to ensure compliance with the FDCPA, the Platforms often contract with professional third-party debt collection agencies to engage in debt collection activities. The CFPB, the U.S. federal agency now responsible for administering the FDCPA, is engaged in a comprehensive rulemaking regarding the operation of the FDCPA which likely will affect the obligations of sellers of debt to third parties, as well as change other regulatory requirements. Any such changes could have an adverse effect on any U.S. Platforms following a certain model and therefore on the Fund as a whole or fractional loan investor. The U.S. Fair Credit Reporting Act (“FCRA”) regulates consumer credit reporting. Under the FCRA, liability may be imposed on furnishers of data to credit reporting agencies to the extent that adverse credit information reported is false or inaccurate.
On October 30, 2020, the CFPB issued new regulations implementing the federal FDCPA, which regulate the collection activities of third-party debt collectors. These new regulations went into effect November 30, 2021. Further updates were made in April 2023 to further implement and clarify the regulations. These regulations could potentially impact third parties servicing loans owned by the Fund and the collections received on the loans by the Fund.
Payday Lending Rule

On October 5, 2017, the CFPB adopted a final rule governing payday, vehicle title, and certain high-cost installment loans (the “Payday Lending Rule”). The initial Payday Lending Rule mandated that lenders take reasonable steps to ensure that prospective consumer borrowers have the ability to repay certain loans (the “underwriting provisions”) and imposed limits on attempts to withdraw payments on loans from consumers’ checking and other accounts (the “payment withdrawal limitations”). The CFPB amended the Payday Lending Rule to rescind the underwriting provisions in July 2020, while compliance with the payment withdrawal limitations was stayed pending litigation challenging, among other things, the constitutionality of the CFPB’s funding structure. Following the U.S. Supreme Court’s decision in May 2024 upholding the structure of the federal agency, the Payday Lending Rule, as amended, became effective on March 30, 2025. However, the CFPB announced in March 2025 that it will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payday Lending Rule. The Payday Lending Rule applies to short-term consumer loans with terms of 45 days or less, longer-term balloon-payment consumer loans and certain high cost (greater than 36%) longer term installment consumer loans. The remaining provisions of the Payday Lending Rule (1) prohibit lenders from attempting to withdraw payment for a covered loan from a borrower’s account after two consecutive attempts have failed due to lack of sufficient funds, unless the borrower provides authorization to do so; and (2) require lenders to give consumers certain notices, such as advance notice before attempting to withdraw a payment for the first time and notice of the consumer’s rights when two consecutive payment attempts fail. Compliance with the Payday Lending Rule may impact some of the loans offered by certain Platforms, though, under the current administration, it is uncertain whether and to what extent the CFPB will focus on enforcing this rule.
Privacy and Data Security Laws
The U.S. federal Gramm-Leach-Bliley Act (“GLBA”) limits the disclosure of non-public personal information about a consumer to non-affiliated third parties and requires financial institutions to disclose certain privacy policies and practices with respect to its information sharing with both affiliates and non-affiliated third parties. A number of states have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other federal and state statutes deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission implement the GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. Platforms following certain Platform models generally have privacy policies that conform to these GLBA and other requirements. In addition, such U.S. Platforms have policies and procedures intended to maintain Platform participants’ personal information securely and dispose of it properly. Through the Fund’s participation in the Platforms, the Fund and the Investment Adviser may obtain non-public personal information about loan borrowers, as defined in GLBA, and intend to conduct themselves in compliance with, and as if they are subject to the same limitations on disclosure and obligations of safeguarding and proper disposal of non-public personal information. The Fund and the Investment Adviser will maintain as confidential and not sell or rent such information to third parties for marketing purposes.
In addition, the Fund could be subject to state data security laws, depending on whether the information the Fund obtains is considered non-public personally identifiable information under those state laws. Any violations of state data security laws by the Fund could subject it to fines, penalties, or other regulatory action on a state-by-state basis, which, individually or in the aggregate, could have a material adverse effect on the Fund due to the compliance costs related to any violations as well as costs to ensure compliance with such laws on an ongoing basis. Additionally, any violations of the GLBA by the Fund could subject it to regulatory action by the U.S. Federal Trade Commission, which could require the Fund to, inter alia, implement a comprehensive information security and reporting program and to be subject to audits on an ongoing basis.
OFAC and Bank Secrecy Act
In co-operation with various banks, the U.S. Platforms implement the various anti-money laundering and screening requirements of applicable U.S. federal law. The Fund is not able to control or monitor the compliance of the various banks or the Platforms with these regulations. Moreover, in the Fund’s participation with the Platforms, it is subject to compliance with the Office of Foreign Assets Control (“OFAC”), the USA PATRIOT Act and Bank Secrecy Act regulations applicable to all businesses, which for the Fund will generally involve co-operation with U.S. authorities in investigating any purported improprieties. Any material failure by any of the various banks, the Platforms or the Fund to comply with OFAC and other similar anti-money laundering restrictions or in connection with any investigation relating thereto could result in additional fines or penalties that, depending on the violations, could amount to $1,000 to $25,000 per violation. Such fines or penalties could have a material adverse effect on the Fund directly, for amounts owed for fines or penalties, or indirectly, as a negative consequence of the decreased demand for loans from the Platforms as a result of any such adverse publicity and other reputational risks associated with any such fines and penalties assessed against the Platforms or the various banks.
Servicemembers Civil Relief Act

U.S. federal law provides borrower members on active military service with rights that may delay or impair a Platform’s ability to collect on a borrower member loan. The Servicemembers Civil Relief Act (“SCRA”) requires that the interest rate on pre-existing debts, such as member loans, be set at no more than 6 percent while the qualified service member or reservist is on active duty. A holder of a note, certificate or whole loan that is dependent on such a member loan, as the Fund may be, will not receive the difference between 6 percent and the original stated interest rate for the member loan during any such period. This law also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any member loans in default and, accordingly, payments on the notes that are dependent on these member loans. If there are any amounts under such a member loan still due and owing to the Platform after the final maturity of the notes that correspond to the member loan, the Platform will have no further obligation to make payments on the notes to the Fund, even if the Platform later receives payments after the final maturity of the notes.
The MLA also imposes requirements for consumer credit transactions involving servicemembers and certain of their dependents, which includes spouses, children and parents or parents-in-law that reside in the servicemember’s home. The MLA establishes written and oral disclosure requirements and imposes a maximum military annual percentage rate of 36% for credit extended to servicemembers and their covered dependents. It also prohibits the imposition of a prepayment penalty and prohibits mandatory arbitration in the event of a dispute. Violations of the MLA could void a loan.
Platforms do not take military service into account in assigning loan grades to borrower member loan requests. In addition, as part of the borrower member registration process, Platforms do not request their borrower members to confirm if they are a qualified service member or reservists within the meaning of the SCRA or MLA. The SCRA and the MLA are specific to the United States and therefore does not pose a risk for other jurisdictions in which the Fund may invest.
Each sale of whole loans by the Platforms to the Fund is structured as a “true sale” and is not intended to be a financing or loan by the Fund to the Platforms. The Fund expects to receive representations from each Platform in each Loan Purchase Agreement for whole loans that the Platforms will treat such transactions as sales for tax, accounting and all other applicable purposes. The sale of each loan transfers to the Fund all of the Platform’s right, title and interest in such loan, and the Platform will not retain any residual rights with respect to any loan.
Alternative lending industry participants, including Platforms and the Fund, may be subject in certain cases to increased risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Moreover, alternative lending securities generally are written using standardized documentation. Thus, many borrowers may be similarly situated insofar as the provisions of their respective contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against the Platforms and other related entities.
Regulatory Regime in the United Kingdom. In the future, the Fund may invest in online lending-related securities through Platforms domiciled in the United Kingdom. Such Platforms must be authorized and regulated by the Financial Conduct Authority (“FCA”) in order to engage in the regulated activity of “operating an electronic system in relation to lending,” following changes to consumer credit regulation in April 2014. The FCA is currently allowing application periods, giving Platforms with interim permission a three-month window in which they must apply to the FCA for full authorization. If any Platform through which the Fund invests were to fail to obtain full authorization, the Platform might be forced to cease its operations, which would disrupt the servicing and administration of loans to which the Fund has exposure through that Platform. Any such disruption may impact the quality of debt collection procedures in relation to those loans and may result in reduced returns to the Fund from those investments.
The FCA has recently also introduced new regulatory controls for Platform operators, including the application of conduct of business rules (in particular, relating to disclosure and promotions), minimum capital requirements, client money protection rules, dispute resolution rules and a requirement for firms to take reasonable steps to ensure existing loans continue to the administered if the firm goes out of business. The introduction of these regulations and any further new laws and regulations could have a material adverse effect on U.K. Platforms’ businesses and may result in interruption of operations by such Platforms or the passing on of the costs of increased regulatory compliance to investors, such as the Fund, in the form of higher origination or servicing fees.
The Fund may invest in loans that constitute regulated credit agreements (consumer credit loans) under the Financial Services and Markets Act 2000 (“FSMA”). Article 60B of the amended Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (“RAO”) provides that the activity of entering into a regulated credit agreement as lender or exercising or having the right to exercise the lender’s rights and duties under such credit agreement requires FCA authorization. However, article 60I of the RAO and paragraph 55 of the schedule to the Financial Services and Markets Act 2000 (Exemption) Order 2001 provide exemptions from authorization to persons who acquire rights under a regulated credit agreements (but who do not make any such loans or extend any new credit), provided that the servicer of such loans is appropriately authorized by the FCA.

The Fund is not authorized by the FCA in respect of consumer credit activities. To the extent that it acquires any loans which are regulated credit agreements under FSMA, the Fund will be required to ensure that a person with the appropriate FCA authorization is engaged to service such regulated credit agreements in accordance with the exemptions from authorization under article 60B and paragraph 55 outlined above. If the FCA were to successfully challenge the Fund’s reliance on this exemption, this could adversely affect the Fund’s ability to invest in consumer loans in the United Kingdom or other online lending-related securities relating to such consumer loans, and could subject to the Fund to costs that could adversely affect the results of the Fund.
Regulatory Regime in Other Jurisdictions. In the future, the Fund’s loan investments may be sourced from Platforms domiciled outside the United States and United Kingdom, except that the Fund will not invest in Platforms domiciled in emerging markets countries, as determined by the Platforms pursuant to guidelines developed by the Investment Adviser. The Platforms and their investors may face regulation in the other jurisdictions in which the Fund invests. Many other jurisdictions have regulatory regimes in place to authorize or regulate Platforms. If any entity operating a Platform through which the Fund invests, or any entity that is the lender under a loan agreement facilitated by that Platform, were to lose its license or have its license suspended or revoked, the Platform might be forced to cease its operations, which could impair the ability of the Fund to pursue its investment strategy by investing in loans originated by that Platform, and could disrupt the servicing and administration of loans to which the Fund has exposure through that Platform. Any such disruption may impact the quality of debt collection procedures in relation to those loans and may result in reduced returns to the Fund from those investments. In addition, some jurisdictions may regulate the terms of loans issued through a Platform or impose additional requirements on investments in such loans, which could impact the value of online lending-related securities purchased from a Platform operating in such a jurisdiction or the ability of the Fund to pursue its investment strategy by investing in loans originated by such a Platform. New or amended laws or regulations could disrupt the business operations of Platforms operating in jurisdictions in which the Fund invests and could result in the Platforms passing on of increased regulatory compliance costs to investors, such as the Fund, in the form of higher origination or servicing fees.
Systems and Operational and Cybersecurity Risks. The Fund depends on the development and implementation of appropriate systems for the Fund’s activities. The Fund relies heavily on a daily basis on financial, accounting and other data processing systems to execute, clear and settle transactions across numerous and diverse markets and to evaluate certain loans, to monitor its portfolio and capital, and to generate risk management and other reports that are critical to oversight of the Fund’s activities. The Investment Adviser may not be in a position to verify the risks or reliability of such third-party systems. In addition, the Fund relies on information systems to store sensitive information about the Fund, the Investment Adviser, their affiliates and the Shareholders. Any failure of the information technology (“IT”) systems developed and maintained by the Investment Adviser could have a material adverse effect on the ability of the Fund to acquire and realize investments and therefore negatively impact the Fund’s performance.
The Investment Adviser is reliant upon attaining data feeds directly from the Platforms via an API or SFTP connection, which is a system of protocols and tools used for creating software applications. Any delays or failures could impact operational controls and the valuation of the Fund’s portfolio. While the Investment Adviser has in place systems to continually monitor the performance of these IT systems, there can be no guarantee that issues will not arise that may require attention from a specific Platform. Any such issues may result in processing delays. To seek to mitigate this risk the Investment Adviser will seek to put in place, with each Platform through which the Fund intends to invest, a defined process and communication standard to support the exchange of data.
Technology complications associated with lost or broken data fields as a result of Platform-level changes to API and/or SFTP protocols may impact the Fund’s ability to receive and process the data received from the Platforms.
To effectuate the Fund’s investment objective, the Investment Adviser’s activities are dependent upon systems operated by third parties, including without limitation the Platforms, banks, market counterparties and other service providers, and the Investment Adviser may not be in a position to verify the risks or reliability of such third-party systems. Failures in the systems employed by the Investment Adviser, Platforms, banks, counterparties, exchanges and similar clearance and settlement facilities and other parties could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated or accounted for.
In addition, despite the security measures established by the Investment Adviser and other third parties to safeguard the information in these systems, such systems may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise these systems and result in the theft, loss or public dissemination of the information stored therein. Disruptions in a Platform’s, the Investment Adviser’s and/or the Fund’s operations or breach of such Platform’s, the Investment Adviser’s and/or the Fund’s information systems may cause the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage.
The highly automated nature of a Platform may make it an attractive target for, and potentially vulnerable to, cyberattacks, computer viruses, physical or electronic break-ins and similar disruptions. If a hacker were able to infiltrate a Platform, the Fund may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a loan. If a Platform is unable to prevent such activity, the value of the loans and such Platform’s ability to fulfill its servicing obligations and to maintain the Platform would be adversely affected. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Platforms may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in software are exposed and exploited, relationships with borrowers and investors could be severely damaged. All of these potential risks may cause a decrease in the amount of loans acquired by the Platforms, which may directly affect the Fund and its ability to achieve its investment objective. The potential for security breaches may also adversely affect the Fund due to its reputational impact on the Platforms and wider effect on the online lending industry as a whole.
Any of the foregoing failures or disruptions could have a material adverse effect on the Fund and the Shareholders’ investments therein.
Other Principal Risks
General Economic and Market Conditions. The value of your investment in the Fund is based on the market values of the alternative lending securities the Fund holds. These values change regularly due to economic and other events that affect the U.S. and global markets generally, as well as those that affect or are perceived or expected to affect particular regions, countries, industries, companies, issuers, sectors, asset classes or governments. These price movements, sometimes called volatility, may be greater or less depending on the types of alternative lending securities the Fund owns and the markets in which the alternative lending securities trade. Volatility and disruption in financial markets and economies may be sudden and unexpected, expose the Fund to greater risk, including risks associated with reduced market liquidity and fair valuation, and adversely affect the Fund’s operations. For example, the Investment Adviser potentially will be prevented from executing investment decisions at an advantageous time or price as a result of any domestic or global market disruptions and reduced market liquidity may impact the Fund’s ability to sell alternative lending securities to conduct repurchases of its shares (i.e., increase the risk that the Fund will not be able to pay redemption proceeds within the allowable time period). In addition, no active trading market may exist for certain investments held by the Fund, which may impair the ability of the Fund to sell or to realize the current valuation of such investments in the event of the need to liquidate such assets.
The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market or with respect to one company may adversely impact other issues, including those in a different country, region, or financial market. Alternative lending securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates (or changes in interest rates), global demand for particular products or resources, market or financial system instability or uncertainty, embargoes, tariffs, sanctions and other trade barriers, natural disasters, health emergencies (such as epidemics and pandemics), terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, health emergencies, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. Inflation rates may change frequently and significantly because of various factors, including unexpected shifts in the domestic or global economy and changes in monetary or economic policies (or expectations that these policies may change). Changes in  inflation rates or expected inflation rates may adversely affect market and economic conditions, an issuer’s financial condition, the Fund’s investments and an investment in the Fund. Other financial, economic and other global market and social developments or disruptions may result in similar adverse circumstances, and it is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects (which may last for extended periods). In general, the alternative lending securities or other instruments that the Investment Adviser believes represent an attractive investment opportunity or in which the Fund seeks to invest may be unavailable entirely or in the specific quantities sought by the Fund. As a result, the Fund may need to obtain the desired exposure through a less advantageous investment, forgo the investment at the time or seek to replicate the desired exposure through a derivative transaction or investment in another investment. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. There is a risk that you may lose money by investing in the Fund. Social, political, economic and other conditions and events, such as war, natural disasters, health emergencies (e.g., epidemics and other pandemics), terrorism, conflicts, social unrest, recessions, inflation, rapid interest rate changes and supply chain disruptions, could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on economies, financial markets, issuers and the Investment Adviser’s investment advisory activities and services of other service providers, which in turn could adversely affect a Fund’s investments and other operations.

Highly Volatile Markets. Financial markets may be highly volatile from time to time. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.
Concerns about political instability, questions about the strength and sustainability of the U.S. economic recovery, concerns about the growing federal debt and slowing growth in China, are factors which continue to concern the financial markets and create volatility. Issuers that have exposure to the real estate, mortgage and credit markets may be particularly affected by subsequent adverse events affecting these sectors and general market turmoil. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies’ ability to generate returns and/or continue certain lines of business. See “Risk Considerations—Alternative Lending Risk Considerations.”
General Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Investment Adviser will attempt to moderate these risks, no assurance can be given that the Fund’s investment activities will be successful or that Shareholders will not suffer losses. Following below are some of the more significant specific risks that the Investment Adviser believes are associated an investment in the Fund:
Equity Securities. In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities fluctuate, and sometimes widely fluctuate, in response to activities specific to the issuer of the security as well as factors unrelated to the fundamental condition of the issuer, including general market, economic, political and public health conditions.
Bonds and Other Fixed Income Securities. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. government securities”) or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). The Fund’s investments may face a heightened level of interest rate risk in times of monetary policy change and uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates. The duration of a fixed income security is an attempt to quantify and estimate how much the security’s price can be expected to change in response to changing interest rates. For example, when the level of interest rates increases by 1%, a fixed income security having a positive duration of four years generally will decrease in value by 4%; when the level of interest rates decreases by 1%, the value of that same security generally will increase by 4%. Accordingly, securities with longer durations are likely to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations.
Except as described herein, the Fund may have exposure, without limitation, to investments that are rated below investment grade or that are unrated but are judged by the Investment Adviser to be of comparable quality. The alternative lending securities in which the Fund invests (or, in the case of asset-backed securities, the loans that back them) typically are not rated by an NRSRO. Although the Fund’s Fundamental Investment Restrictions do not permit the Fund to invest in consumer loans of sub-prime quality, unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by an NRSRO. The Fund may invest, without limitation, in unrated securities that may be of a credit quality comparable to securities rated below investment grade. To the extent the Fund invests directly in fractional or whole interests in alternative lending securities, such investments will not include consumer loans that are of sub-prime quality. Otherwise, the fractional or whole interests in alternative lending securities or tranches of alternative lending securitizations in which the Fund may invest may be of a credit quality comparable to securities rated below investment grade. Below investment grade securities, which are commonly called “junk bonds,” are rated below BBB- by S&P or Baa3 by Moody’s, or have comparable ratings by another rating organization. Accordingly, certain of the Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk bonds.” The Fund may also invest in both rated senior classes of asset-backed securities as well as residual interests in pools of alternative lending loans or securitizations. To the extent the Fund invests in residual interests in pools of alternative lending loans or securitizations, a small percentage of loans in the pools may include consumer loans of sub-prime quality.
Below investment grade investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default) and liquidity risk. There is a greater risk of loss associated with alternative lending investments and the ability of a borrower to make principal and/or interest payments is predominantly speculative for below investment grade investments or unrated investments judged by the Investment Adviser to have a similar quality. Below investment grade investments or unrated investments judged by the Investment Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. Yields on below investment grade investments will fluctuate.
Fixed income securities may experience reduced liquidity due to the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed income securities, which may occur to the extent traditional dealer counterparties that engage in fixed income trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time. Liquidity risk also may be magnified in times of monetary policy change and/or uncertainty, such as when the Federal Reserve Board adjusts a quantitative easing program and/or changes rates, or other circumstances where investor redemptions from fixed income mutual funds, exchange-traded funds or hedge funds may be higher than normal, causing increased supply in the market due to selling activity.
Non-U.S. Securities. The Fund may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (referred to collectively as “ADRs”), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which the Fund may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets (“OTC”). Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. In addition, investments in certain foreign markets, which have historically been considered stable, may become more volatile and subject to increased risk due to ongoing developments and changing conditions in such markets. Moreover, the growing interconnectivity of global economies and financial markets has increased the probability that adverse developments and conditions in one country or region will affect the stability of economies and financial markets in other countries or regions. Governmental issuers of non-U.S. securities may also be unable or unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.
Certain foreign markets may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, companies, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. Economic sanctions could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell securities or groups of securities for a substantial period of time, and may make the Fund’s investments in such securities harder to value. International trade barriers or economic sanctions against foreign countries, organizations, companies, entities and/or individuals, may adversely affect the Fund’s foreign holdings or exposures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets, or the imposition of punitive taxes. Governmental actions can have a significant effect on the economic conditions in foreign countries, which also may adversely affect the value and liquidity of the Fund’s investments. For example, the governments of certain countries may prohibit or impose substantial restrictions on foreign investing in their capital markets or in certain sectors or industries. In addition, a foreign government may limit or cause delay in the convertibility or repatriation of its currency which would adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Any of these actions could severely affect security prices, impair the Fund’s ability to purchase or sell foreign securities or transfer the Fund’s assets back into the United States, or otherwise adversely affect the Fund’s operations. Certain foreign investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain foreign investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value or sell.
Other risks of investing in non-U.S. securities include the following:

Non-U.S. Exchanges. The Fund may trade, directly or indirectly, futures and securities on exchanges located outside of the United States. Some non-U.S. exchanges, in contrast to U.S. exchanges, are “principal’s markets” in which performance is solely the individual member’s responsibility with whom the Fund has entered into a commodity contract and not that of an exchange or clearinghouse, if any. In the case of trading on non-U.S. exchanges, the Fund is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to contracts. Moreover, since there is generally less government supervision and regulation of non-U.S. exchanges, clearinghouses and clearing firms than in the United States, the Fund is also subject to the risk of the failure of the exchanges on which its positions trade or of their clearinghouses or clearing firms, and there may be a high risk of financial irregularities and/or lack of appropriate risk monitoring and controls.
Non-U.S. Government Securities. The Fund’s non-U.S. investments may include debt securities issued or guaranteed by non-U.S. governments, their agencies or instrumentalities and supranational entities. The Fund may invest in debt securities issued by certain “supranational” entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. An example of a supranational entity is the International Bank for Reconstruction and Development (commonly referred to as the “World Bank”).
Investment in sovereign debt of non-U.S. governments can involve a high degree of risk, including additional risks not present in debt obligations of corporate issues and the U.S. Government. The issuer of the debt or the government authority that controls the repayment of sovereign debt may be unable or unwilling to repay the principal and/or interest when due in accordance with the terms of the debt, and the Fund may have limited recourse to compel payment in the event of a default. A sovereign debtor’s or governmental entity’s willingness or ability to repay principal and/or interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s or governmental entity’s policy toward international lenders, such as the International Monetary Fund, the World Bank and other multilateral agencies, the political constraints to which a governmental entity may be subject, and changes in governments and political systems. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a foreign sovereign obligor cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multilateral organizations, and inflows of foreign investment. The commitment on the part of these foreign governments, multilateral organizations and others to make such disbursements may be conditioned on the government’s implementation of economic reforms and/or economic performance and the timely service of its obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds, which may further impair the foreign sovereign obligor’s ability or willingness to timely service its debts.
At certain times, certain countries have declared moratoria on the payment of principal and interest on external debt. Governmental entities may also depend on expected disbursements from non-U.S. governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no legal process for collecting on a sovereign debt that a government does not pay or bankruptcy proceeding by which all or a part of the sovereign debt that a governmental entity has not repaid may be collected. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues.
Currencies. The Fund may invest a portion of its assets in non-U.S. currencies, or in instruments denominated in non-U.S. currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. To the extent unhedged, the value of the Fund’s assets will fluctuate with U.S. dollar exchange rates, as well as the price changes of its investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which the Fund makes its investments will reduce the effect of increases, and magnify the effect of decreases, in the prices of securities denominated in currencies other than the U.S. dollar and held by the Fund in such securities’ respective local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on the non-U.S. dollar securities of the Fund. In addition, some governments from time to time impose restrictions intended to prevent capital flight, which may for example involve punitive taxation (including high withholding taxes) on certain securities transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency. Currency exchange rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and overall economic health of the issuer. Devaluation of a currency by a country’s government or banking authority will also have a significant impact on the value of any investments denominated in that currency.
The Fund may also incur costs in connection with conversion between various currencies. In addition, the Fund may be denominated in non-U.S. currencies. Subscription amounts contributed in non-U.S. currencies will be converted from U.S. dollars into the applicable foreign currency at the then applicable exchange rate determined by and available to the Investment Adviser. In certain cases, depending on the applicable circumstances, the exchange rate obtained by the Investment Adviser may be less advantageous to the Fund than other rates available to the Fund directly.
The Fund may enter into foreign currency forward exchange contracts for hedging and non-hedging purposes in pursuing its investment objective. Foreign currency forward exchange contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Foreign currency forward exchange contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Foreign currency forward exchange contracts may also be used to attempt to protect the value of the Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between the Fund’s non-U.S. securities holdings and the foreign currency forward exchange contracts entered into with respect to those holdings. The precise matching of foreign currency forward exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. There is additional risk that such transactions may reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken and that foreign currency forward exchange contracts create exposure to currencies in which the Fund’s securities are not denominated. Foreign currency forward exchange contracts may be used for non-hedging purposes in seeking to meet the Fund’s investment objective, such as when the Investment Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Fund’s investment portfolio. The use of foreign currency forward exchange contracts involves the risk of loss from the insolvency or bankruptcy of the counterparty to the contract or the failure of the counterparty to make payments or otherwise comply with the terms of the contract.
Generally, the Fund is subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.
High-Yield Instruments and Unrated Debt Securities Risk. The loans purchased by the Fund are not rated by an NRSRO. In evaluating the creditworthiness of borrowers, the Investment Adviser relies on the ratings ascribed to such borrowers by the relevant Platform or otherwise determined by the Investment Adviser. The analysis of the creditworthiness of borrowers of loans may be a lot less reliable than for loans originated through more conventional means. In addition, the Fund may invest in debt securities and instruments that are classified as “higher yielding” (and, therefore, higher risk) investments. In most cases, such investments will be rated below investment grade by NRSROs or will be unrated. These investments are commonly referred to as “junk” investments. Investments in such securities are subject to greater risk of loss of principal and interest than higher rated instruments and may be considered to be predominantly speculative with respect to the obligor’s capacity to pay interest and repay principal. Such investments may also be considered to be subject to greater risk than those with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with high-yield instruments, the yields and prices of such instruments may fluctuate more than those that are higher rated. The market for high-yield instruments may be smaller and less active than those that are higher rated, which may adversely affect the prices at which the Fund’s investments can be sold and result in losses to the Fund, which, in turn, could have a material adverse effect on the performance of the Fund. Such securities and instruments are generally not exchange traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace.
Subsidiary Risk. By investing through its Subsidiaries, the Fund is exposed to the risks associated with the Subsidiaries’ investments. Subsidiaries are not registered as investment companies under the 1940 Act and will not be subject to all of the investor protections of the 1940 Act, although each Subsidiary is managed pursuant to the compliance policies and procedures of the Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and could adversely affect the Fund.
Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by the Fund to a bank or securities dealer and the Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of the Fund’s investment portfolio.

Risk of Bonds and Other Debt Securities Backed by Pools of Alternative Lending Securities. The Fund may invest in bonds and other debt securities backed by a pool of alternative lending securities. These investments include bonds or other debt securities issued by SPVs established solely for the purpose of holding alternative lending securities secured only by such assets (which practice is known as securitization). Payment of principal and interest on such bonds and debt securities is dependent upon the cash flows generated by the underlying loans, and therefore these investments are subject to the same types of risks as direct investments in alternative lending securities.
Small Business Risk. The Fund may invest in loans, receivables or merchant cash advances (MCAs) with exposure to small and medium size enterprises (SMEs). SMEs may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments. Platforms that originate loans to or purchase receivables from SMEs do not always conduct on-site due diligence visits to verify that the businesses exist and are in good standing, which may lead to higher instances of fraud. Receivables and MCAs are advances based upon the future revenues or credit card sales of a business. Repayment of an MCA is typically made by the MCA provider taking an agreed upon percentage of the business’s future cash flow (often through a percentage of the business’s credit card transactions) until the MCA amount is repaid in full plus an agreed upon percentage of the MCA amount, referred to as a “factor.” The factor amount is usually higher than interest rates on commercial loans or other comparable loan products. Because MCAs are repaid using the future receipts of the business and are not unconditional obligations by the merchant to repay the advance, MCAs are generally not considered to be loans that are subject to state licensing and usury laws. If the business does not generate sufficient receipts due to adverse business conditions, it may not be able to pay off the MCA, thereby adversely affecting the Fund’s investment. Fraud, delays or write-offs associated with SME loans, receivables and MCAs could directly impact the profitability of the Fund’s potential investments in such instruments. Some SME assets have recourse to a personal guarantor, which may become obligated to pay any remaining amounts owed to the owner of the loan or receivable, although others have no recourse and the Fund would have no such “back-up” if the business fails to pay back the principal and interest or advance amount and additional factor.
In addition, a number of lawsuits in recent years have sought to re-characterize MCAs as loans subject to state usury laws. If that were to occur with respect to any Fund investments, the Fund may not be able to collect on those MCAs deemed by a court to be disguised loans in violation of state usury laws. MCAs may also be subject to increasing scrutiny by federal and state regulatory agencies, which could lead to additional regulation and oversight of such investments.
Student Loans Risk. In general, the repayment ability of borrowers of student loans, as well as the rate of prepayments on student loans, may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the availability of alternative financings, regulatory changes affecting the student loan market and the general economy. For instance, certain student loans may be made to individuals who generally have higher debt burdens than other individual borrowers (such as students of post-secondary programs). The effect of the foregoing factors is impossible to predict.
Real Estate Loans and Real Estate-Related Assets Risk. The Fund may gain exposure to loans, securities or derivatives secured by, or relating to, real property, or it may invest in equity or debt issued by Platforms originating such loans, securities or derivatives. The value of an investment in securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of real estate. These risks include the cyclical nature of real estate values, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, demographic trends and variations in rental income, changes in zoning laws, casualty or condemnation losses, environmental risks, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and other real estate capital market influences. Generally, increases in interest rates will increase the costs of obtaining financing, which could directly and indirectly decrease the value of the Fund’s investments. To the extent the Fund invests in real estate loans or securities, such investments are limited to real estate loans where, at the time of investment, the loan-to-value ratio of the property is less than or equal to 95%. If the Fund acquires options or certain other types of derivative securities on real estate, such as home equity agreements, and is unable to exercise them or otherwise participate in the intended upside economics, the Fund could lose the entire value of its investment in such derivatives.
Legal and Regulatory Risk – General. Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. The regulation of U.S. and non-U.S. securities and investment funds, such as the Fund, has undergone substantial changes in recent years, and such change may continue. New (or revised) laws or regulations may be imposed by U.S. Congress, the Commodity Futures Trading Commission (“CFTC”), the Securities and Exchange Commission (“SEC”), the U.S. Federal Reserve or other banking regulators, the U.S. Department of Labor, other regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes and regulations. The CFTC, the SEC, the FDIC, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. The Fund and the Investment Adviser are eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Investment Adviser will continue to be eligible for such exemptions. For example, the Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) with regard to the operation of the Fund pursuant to Regulation 4.5 promulgated by the CFTC under the Commodity Exchange Act of 1936, as amended (“CEA”). To continue to qualify for the exclusion under CFTC Regulation 4.5, the aggregate initial margin and premiums required to establish positions in CEA-regulated derivative instruments (other than positions entered into for “bona fide hedging purposes”) may not exceed five percent of the Fund’s liquidation value or, alternatively, the net notional value of the Fund’s aggregate investments in CEA-regulated derivative instruments (other than positions entered into for “bona fide hedging purposes”) may not exceed 100% of the Fund’s liquidation value. In the event the Investment Adviser fails to qualify for the exclusion and the Investment Adviser is required to operate the Fund in its capacity as a registered CPO, it will become subject to additional disclosure, recordkeeping and reporting requirements with respect to the Fund, which may increase the Fund’s expenses.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) establishes rigorous oversight standards for the U.S. economy, market participants and businesses. As the implementation of the Dodd-Frank Act continues, its full impact on the Fund and the ability of the Fund to meet its investment objective is unknown. The effect of the Dodd-Frank Act or other regulatory changes on the Fund could be substantial and may adversely affect the Fund’s performance. The implementation of the Dodd-Frank Act could also adversely affect the Investment Adviser and the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny and the implementation of enhanced and new regulatory requirements may increase the Investment Adviser’s and the Fund’s exposure to potential liabilities, and in particular liabilities arising from violating any such enhanced and/or new regulatory requirements. Increased regulatory oversight could also impose administrative burdens on the Investment Adviser and the Fund, including, without limitation, responding to investigations and implementing new policies and procedures. The Dodd-Frank Act and related regulations have had a significant impact on the trading and use of many derivative instruments, and derivative dealers and their counterparties have become subject to new business conduct standards and disclosure requirements, reporting and recordkeeping requirements, transparency requirements, position limits, margin requirements and other regulatory burdens. These new regulatory and margin requirements may increase the overall costs for derivatives dealers and their counterparties and may also render certain strategies in which the Fund might otherwise engage impossible or so costly that they will no longer be economical to implement. Derivatives dealers can be expected to try to pass those increased costs along, at least partially, to market participants such as the Fund in the form of higher fees or less advantageous dealer marks. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and the Investment Adviser and the Fund may be affected by the new legislation and regulation in ways that are currently unforeseeable.
The federal interagency credit risk retention rules (the “U.S. Risk Retention Rules”) require the “sponsor” of a “securitization transaction” to retain (either directly or through its “majority-owned affiliates”) not less than 5% of the “credit risk” of the assets collateralizing the related asset-backed securities. The U.S. Risk Retention Rules became effective on December 24, 2016 with respect to asset-backed securities collateralized by assets other than residential mortgages. As a result, the failure of a “sponsor” to comply with the U.S. Risk Retention Rules may have a material and adverse effect on the market value and/or liquidity of any securities held by the Fund in regards to related securitizations of such sponsoring entity.
As internet commerce continues to evolve, increasing regulation by U.S. federal and state governments becomes more likely. Platforms may be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to online lending. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of consumer lending, which would adversely affect the viability of the Platforms. As a result, the Fund’s performance would be negatively impacted by the non-viability of any or all of the Platforms in whose loans it has invested.
In recent years, there appears to be a renewed popular, political and judicial focus on finance-related consumer protection. Financial institution practices are also subject to greater scrutiny and criticism generally. In the case of transactions between financial institutions and the general public, there may be a greater tendency toward strict interpretation of terms and legal rights in favor of the consuming public, particularly where there is a real or perceived disparity in risk allocation and/or where consumers are perceived as not having had an opportunity to exercise informed consent to the transaction. In the event of conflicting interests between individual loan borrowers and an originating platform or the Fund, a court may similarly seek to strictly interpret terms and legal rights in favor of individual borrowers, which could negatively impact the Fund to the extent the Fund invested in such loans.

Risks Relating to Fund’s RIC Status. The Fund has elected to be treated, and intends to qualify and be treated each taxable year, as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC in any taxable year, the Fund must meet certain asset diversification tests (the “Diversification Tests”) and at least 90% of its gross income for such year must consist of certain types of qualifying income. The Diversification Tests will be satisfied if, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships. So long as the Fund qualifies as a RIC, it generally will not be subject to U.S. federal income tax on its income, including net capital gain, distributed to Shareholders, provided that, for each taxable year, the Fund distributes to its Shareholders an amount equal to or exceeding 90% of the sum of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and its net tax-exempt income, if any. The Fund intends to distribute all or substantially all of its investment company taxable income and net capital gain each year. If Congress, the Treasury Department or the Internal Revenue Service (“IRS”) were to take any action that altered the Fund’s current understanding of these requirements, certain types of income representing a significant portion of the Fund’s gross income may not constitute qualifying income or the Fund may not be adequately diversified. In that case, the Fund could be forced to change the manner in which it pursues its investment strategy or, if the Fund were ineligible to or otherwise did not “cure” its failure to meet such requirements, the Fund could cease to qualify for the special U.S. federal income tax treatment accorded RICs. If for any taxable year the Fund did not qualify as a RIC, it would be treated as a corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the corporate level (currently at a 21% U.S. federal tax rate) and, when such income is distributed, to a further tax at the Shareholder level to the extent of the Fund’s current or accumulated earnings and profits. See “Tax Aspects.”
Tax Treatment of Loans Risk. No statutory, judicial or administrative authority directly discusses how the notes, certificates and other alternative lending securities in which the Fund invests should be treated for tax purposes. As a result, the tax treatment of the Fund’s investment in the alternative lending securities is uncertain. The tax treatment of the Fund’s investment in the alternative lending securities could be affected by changes in tax laws or regulations, or interpretations thereof, or by court cases that could adversely affect the Fund and its ability to qualify as a RIC under Subchapter M of the Code.
As described above, the Fund invests primarily in whole loans sourced from lending Platforms based in the United States. For purposes of the Diversification Tests, it may be uncertain whether the issuer of such whole loans made by the Fund is the Platform, or the underlying borrowers with respect to such investments. In the opinion of Dechert LLP, tax counsel to the Fund, whole loans acquired by the Fund under the circumstances described below in “Tax Aspects” should be treated as issued by the underlying borrower for the purposes of the Diversification Tests. Based on such opinion, the Fund intends to treat the underlying borrowers as the issuers of whole loans (and not the Platforms) for purposes of the Diversification Tests. However, such opinion is not binding on the IRS or a court and there can be no assurance that the IRS will not take contrary positions or that a court would agree with such opinion if litigated. While the Fund intends to invest in loans sourced by various Platforms, there may be times where a substantial portion of its alternative lending investments will be sourced from one Platform. Thus, a determination or future guidance by the IRS that the issuer of such whole loans is the Platform may adversely affect the Fund’s ability to meet the Diversification Tests and qualify as a RIC. Failure of the Fund to qualify and be eligible to be treated as a RIC would result in Fund-level taxation and, consequently, a reduced return on your investment. The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets. See “Tax Aspects.”
Risk of Treatment as a Non-Publicly Offered RIC. The Fund will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) Shares of the Fund’s stock collectively are held by at least 500 persons at all times during a taxable year, (ii) Shares of the Fund’s stock are treated as regularly traded on an established securities market or (iii) Shares of the Fund’s stock are continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (the “Securities Act”). The Fund cannot provide assurance that it will be treated as a publicly offered regulated investment company for all taxable years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, each U.S. Shareholder that is an individual, trust or estate will be treated as having received a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of the Fund’s management fees and certain of other expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. Shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. Shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. Shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. Shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. Shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under the Code. See “Tax Aspects.”
Income Risk. The income Shareholders receive from the Fund is based primarily on the interest it earns from its investments, which can vary widely over the short and long term. If prevailing market interest rates drop, distribution rates of the Fund’s debt holdings and Shareholder’s income distributions from the Fund could drop as well. The Fund’s income also would likely be affected adversely when prevailing short-term interest rates increase and the Fund is utilizing leverage.
Treatment of Fund Investments under Federal Securities Laws. The Fund has been advised that it is the current view of the SEC and its staff that the purchase of whole loans through alternative lending Platforms involves the purchase of “securities” issued by the originating Platforms under the Securities Act. If the alternative lending securities purchased by the Fund, such as whole loans, are deemed to be “securities” under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the alternative lending securities that are considered “securities” pursuant to the federal securities laws, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an “offering memorandum” that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state.
There is no bright line test to determine whether notes evidencing loans should be deemed “securities” within the purview of the SEC. In general, a determination of whether a note evidencing a loan is a security under the Securities Act is subject to an analysis of the facts and circumstances of the transaction involving the issuance of the notes. To the extent certain alternative lending securities, such as whole loans, are not, in the future, deemed to be “securities” under the Securities Act, the Fund would not be able to seek the remedies described above with respect to such instruments.
Investment Company Securities. Subject to the limitations set forth in the 1940 Act, or as otherwise permitted by the SEC, the Fund may acquire shares in other investment companies, including foreign investment companies and ETFs, which may be managed by the Investment Adviser or its affiliates. The market value of the shares of other investment companies may differ from the NAV of the Fund. The shares of closed-end investment companies frequently trade at a discount to their NAV. As a shareholder in an investment company, the Fund would bear its ratable share of that entity’s expenses, including its investment advisory and administration fees. At the same time, the Fund would continue to pay its own advisory and administration fees and other expenses. As a result, the Fund and its Shareholders, in effect, will be absorbing duplicate levels of fees with respect to investments in other investment companies. The SEC has adopted changes to the regulatory framework governing investments by investment companies in other investment companies, which may adversely affect the Fund’s ability to invest in one or more investment companies in excess of applicable statutory limits.
Repurchase Risks. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. Subject to Board approval, the Fund intends to conduct a share repurchase program pursuant to which it intends to conduct quarterly tender offers on approximately 5% to 25% of the Fund’s net assets. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be 60 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to 40 days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Expiration Date and the Valuation Date, general economic and market conditions could cause a decline in the value of Shares in the Fund. Moreover, because the Notice Date will be substantially in advance of the Valuation Date, Shareholders who tender Shares of the Fund for repurchase will receive their repurchase proceeds well after the Notice Date. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases and Transfers of Shares.”

Additional Risks
Investing in the Fund involves risks other than those associated with investments in alternative lending securities, including those described below:
Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Other investment vehicles sponsored, managed or advised by the Investment Adviser and its affiliates may seek investment opportunities similar to those the Fund may be seeking. The Investment Adviser will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles.
Derivatives. The Fund may invest in, or enter into, derivatives or derivatives transactions. Derivatives are financial instruments whose value is based, at least in part, on the value of an underlying asset, interest rate, index or financial instrument. Prevailing interest rates and volatility, among other things, also affect the value of derivatives. Derivatives entered into by the Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Fund as a whole. Derivatives often have risks similar to their underlying assets and may have additional risks, including imperfect correlation between the value of the derivative and the underlying asset, risks of default by the counterparty to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which they relate, risks that the transactions may not be liquid and risks arising from leverage in derivatives, initial and variation margin and settlement payment requirements, mispricing or valuation complexity, and operational and legal issues. The use of derivatives involves risks that are different from, and possibly greater than, the risks associated with other portfolio investments. Derivatives may permit the Investment Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making direct investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of the Fund. The Investment Adviser’s use of derivatives may include total return swaps, options and futures. Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair the Fund’s ability to manage or hedge its investment through the use of derivatives. The Investment Adviser may also enter into derivatives to increase or otherwise adjust market or risk exposure generally. The Fund does not expect to gain more than 25% of its total market exposure via such derivatives.
If the Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return to the Fund or result in a loss. A decision as to whether, when and how to use derivatives involves the exercise of skill and judgment and even well-conceived derivatives transactions may be unsuccessful because of market behavior or unexpected events. The Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Fund is unable to liquidate a derivatives position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.
The Fund values its investments in derivatives pursuant to its valuation policies and procedures (the “Valuation Policy”), which will be reviewed by the Board periodically.
Options and Futures. The Fund may utilize options and futures contracts and so-called “synthetic” options or other derivatives sold (or “written”) by swap dealers, broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges, futures clearing houses or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities, indices or other financial assets or instruments.
The Fund may purchase call and put options on specific securities, indices or other financial assets or instruments or similar instruments that allow participation in the upside of real assets, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Fund. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option on a security is a written call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a written put option with respect to which the Fund has sold short the underlying security or to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian in an amount equal to the exercise price less the amount of the premium received to fulfill the obligation undertaken (the latter, a “cash-covered put”). The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets.
The Fund may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option. If the Master Fund is unable to exercise an option or similar instrument related to securities or real estate assets, such as a home equity agreement, it could lose the entire value of its investment.
The Fund may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. In addition, any profits realized could be eliminated by adverse changes in the relevant currency exchange rate, or they could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the CFTC.
Engaging in transactions in futures contracts involves risk of loss to the Fund that could adversely affect the value of the Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker (known as a “futures commission merchant” or “FCMs”) with which the Fund has open positions in one or more futures contracts. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Investment Adviser’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Commodity Futures Contracts. The Fund may invest in commodity futures contracts. Trading in commodity interests may involve substantial risks. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold, and the Fund may be required to maintain a position until exercise or expiration, which could result in losses. Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have reached the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund from promptly liquidating unfavorable positions and could subject the Fund to substantial losses. In addition, the Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract, or order that trading in a particular contract be conducted for liquidation only.
Trading in commodity futures contracts and options is a highly specialized activity which may entail greater than ordinary investment or trading risks. The price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than meeting additional margin requirements, investors may close out futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Second, from the point of view of speculators, the margin requirements in the futures market are typically less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Successful use of stock index futures contracts by the Fund also is subject to the Investment Adviser’s ability to predict correctly movements in the direction of the market.

Under CFTC regulations, FCMs are required to maintain a client’s assets in a segregated account. If a FCM used by the Fund fails to properly segregate, the Fund may be subject to a risk of loss of the margin on deposit with the FCM in the event of the FCM’s bankruptcy. In addition, under certain circumstances, such as the inability of another client of the FCM or the FCM itself to satisfy substantial deficiencies in such other client’s account, the Fund may be subject to a risk of loss of its margin on deposit with its FCM, even if such margin funds are properly segregated. In the case of any such bankruptcy or other client loss, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the FCM’s clients, and the Fund may suffer a loss as a result.
Possible Effects of Speculative Position Limits. The CFTC and the U.S. commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or short speculative futures positions that any person may hold or control in certain derivatives traded on U.S. commodities exchanges and the CFTC applied such limits to certain “economically equivalent” OTC derivatives positions. All accounts owned or managed by a commodity trading advisor, its principals and their affiliates generally will be combined for position limit purposes (with limited exceptions). Because position limits allow a commodity trading advisor, its principals and their affiliates to control only a limited number of contracts in any one commodity, the Investment Adviser and its principals and affiliates are potentially subject to a conflict among the interests of all accounts the Investment Adviser and its principals and their affiliates control which are competing for shares of that limited number of contracts. Although the Investment Adviser may be able to achieve the same or similar performance results with OTC substitutes for futures contracts where there is no limit imposed on the OTC contracts, the OTC market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than the U.S. exchange-traded market. Periodically, the CFTC and exchanges change the position limits to which futures, options on futures and some swaps are subject. To the extent these contracts are traded, the Fund may be constrained by how many contracts it may trade. The Investment Adviser may be required to reduce the size or number of positions that would otherwise be held for the Fund or not trade in certain markets on behalf of the Fund in order to avoid exceeding such limits. Modification of trades that would otherwise be made by the Fund, if required, could adversely affect the Fund’s operations and profitability. A violation of speculative position limits by the Investment Adviser could lead to regulatory action materially adverse to the Fund’s prospects for profitability.
The speculative position limits of the CFTC and U.S. commodities exchanges are subject to change. Any new or additional position limits imposed on the Investment Adviser, its principals and affiliates may impact the Fund’s ability to invest in a manner that most efficiently meets its investment objective.
Forward Trading. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and other swap dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward trading is less regulated than futures trading: There is no limitation on daily price movements, and speculative position limits are currently not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by the Investment Adviser because of unusually high trading volume, political intervention, or other factors. The imposition of controls by governmental authorities might also limit such forward trading to less than that which the Investment Adviser would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in major losses to the Fund. Such risks could result in substantial losses to the Fund.
Call and Put Options on Securities Indices. The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the OTC market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Fund. A stock index fluctuates with changes in the market values of the stocks in the index. Successful use of options on stock indexes will be subject to the Investment Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.
Warrants and Rights. The Fund may invest in warrants and rights. Warrants are instruments that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Fund may enter OTC swap contracts or cleared swap transactions, which include equity, interest rate, and index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. An OTC swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indices, reference rates, currencies or other assets or instruments. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined reference investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular non-U.S. currency, or in a “basket” of reference securities representing a particular index. Most swap agreements entered into by the Fund require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund contractually is entitled to receive. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives as described above is unclear. Swap agreements and other derivatives used in this manner may be treated as a “constructive ownership of the reference property,” which may result in all or a portion of any long-term capital gain being treated as ordinary income. Cleared swap transactions held may help reduce counterparty credit risk. In a cleared swap, the Fund’s ultimate counterparty is a clearinghouse rather than a swap dealer, bank, dealer or financial institution. OTC swap agreements are generally not entered into or traded on exchanges and often there is no central clearing or guaranty function for swaps. These OTC swaps are often subject to credit risk or the risk of default or nonperformance by the counterparty. Both OTC and cleared swaps could result in losses if interest rates or foreign currency exchange rates or credit quality changes are not correctly anticipated by the Fund if the reference index, security or investments do not perform as expected. The Dodd-Frank Act and related regulatory developments require the clearing and exchange-trading of certain standardized swap transactions and the CFTC and other applicable regulators have adopted rules imposing certain margin requirements, including minimums, on OTC swaps which may result in the Fund and its counterparties posting higher margin amounts for OTC swaps. Swaps subject to mandatory central clearing must be traded on an exchange or swap execution facility unless no exchange or swap execution facility “makes the swap available to trade.”
When-Issued and Forward Commitment Securities. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.
Restricted and Illiquid Investments. The Fund may hold illiquid securities, including, among other instruments, securities of some private issuers, securities traded in unregulated or shallow markets and securities that are purchased in private placements and are subject to legal or contractual restrictions on resale. Because relatively few purchasers of these securities may exist, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition, the Fund may not be able to initiate a transaction or liquidate a position in such investments at a desirable price or time. Disposing of illiquid securities may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.
Certain of the securities in which the Fund obtains exposure may be Rule 144A securities, which are securities that generally can be purchased and sold only by certain sophisticated investors (called “qualified institutional buyers”). Rule 144A securities are considered “restricted” securities. While certain restricted securities may, notwithstanding limitations on resale, be treated as liquid if the Investment Adviser determines, pursuant to the applicable procedures, that such treatment is warranted, there can be no guarantee that any such determination will continue. Illiquid securities may be difficult to value, the Fund may be required to hold illiquid securities when it otherwise would sell such securities or may be forced to sell securities at a price lower than the price the Fund has valued such securities. This may result in losses to the Fund and investors.

Counterparty Credit Risk. Many of the markets in which the Fund effect its transactions are OTC or “interdealer” markets. With the exception of OTC swap dealers, the participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent the Fund invests in swaps, other derivatives or synthetic instruments, or other OTC transactions in these markets, the Fund may take credit risk with regard to parties with which it trades and also may bear the risk of payment or settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections and require separately negotiated documentation, which in turn may subject the Fund to the risk that a counterparty will not margin or settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Fund to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Fund. In addition, the Fund is subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty’s insolvency, inability to access sufficient credit, or other business factors.
Other Instruments and Future Developments. The Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized “synthetic” or derivative instruments, which will be subject to varying degrees of risk. In addition, the Fund may take advantage of opportunities with respect to certain other “synthetic” or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.
Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.
Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.
Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.
Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may, in its sole discretion, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•
the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•
ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Investment Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•
the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”) or certain Federal Communications Commission regulations (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. No Shareholder is permitted to transfer his, her or its Shares without the consent of the Fund. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Investment Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.
Closed-End Fund; Liquidity Risks. The Fund is a diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.
Special Risks Related to Cyber Security. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its Shareholders, potentially resulting in, among other things, financial losses; the inability of Fund Shareholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.
Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.
Temporary Defensive Investments. For temporary defensive purposes in times of adverse or unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in money market instruments or in other short-term U.S. or non-U.S. government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of its Shares or the sale of its portfolio securities or to meet anticipated redemptions of its Shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.
Special Tax Risks
Risks Relating to Fund’s RIC Status
The Fund has elected to elect to be treated, and intends to qualify and be treated each taxable year, as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC in any taxable year, the Fund must meet certain asset diversification tests (the “Diversification Tests”) and at least 90% of its gross income for such year must consist of certain types of qualifying income. The Diversification Tests will be satisfied if, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships. So long as the Fund qualifies as a RIC, it generally will not be subject to U.S. federal income tax on its income, including net capital gain, distributed to Shareholders, provided that, for each taxable year, the Fund distributes to its Shareholders an amount equal to or exceeding 90% of the sum of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and its net tax-exempt income, if any. The Fund generally intends to distribute all or substantially all of its investment company taxable income and net capital gain each year. If Congress, the Treasury Department or the IRS were to take any action that altered the Fund’s current understanding of the requirements applicable to the Fund as a RIC, certain types of income representing a significant portion of the Fund’s gross income may not constitute qualifying income or the Fund may not be adequately diversified. In that case, the Fund could be forced to change the manner in which it pursues its investment strategy or, if the Fund were ineligible to or otherwise did not “cure” its failure to meet such requirements, the Fund could cease to qualify for the special U.S. federal income tax treatment accorded RICs. If for any taxable year the Fund did not qualify as a RIC, it would be treated as a corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the corporate level (currently at a 21% U.S. federal tax rate) and, when such income is distributed, to a further tax at the Shareholder level to the extent of the Fund’s current or accumulated earnings and profits. See “Tax Aspects.”
Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability.
The Fund intends to distribute substantially all of its net investment income and gains to Shareholders. These distributions are taxable as ordinary income or capital gains to the Shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “Tax Aspects” below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income (taking into account certain deferrals and elections) and 98.2% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the Fund’s nondistributed amounts.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income
Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes gains from such liquidation transactions, the Shareholders, may receive larger taxable capital gain distributions than they would in the absence of such transactions.
Regulatory Change. Legal and regulatory changes (including changes to applicable tax laws) could occur during the term of the Fund, which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities, derivatives and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses.
The Dodd-Frank Act significantly alters the regulation of commodity interests and comprehensively regulates the OTC derivatives markets for the first time in the United States. Provisions in the law include: registration requirements with the SEC and/or the CFTC, recordkeeping, capital, and margin requirements for swap dealers as determined by applicable regulations, and the requirement that certain standardized OTC derivatives, such as interest rate swaps, be executed in regulated markets and submitted for clearing through regulated clearinghouses. OTC derivatives transactions traded through clearinghouses are subject to margin requirements set by clearinghouses and possibly to additional requirements set by the SEC and/or the CFTC. Certain regulators also have set margin requirements for OTC derivative transactions that do not trade through clearinghouses. OTC swap dealers and the Fund may be required to post margin for the first time for certain types of derivatives transactions. This will increase the dealers’ costs, as well as the costs of the Fund, and may also be passed through to other market participants in the form of higher fees or spreads and less favorable dealer valuations.
The Dodd-Frank Act and the rules promulgated thereunder may limit the ability of the Fund to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, new position limits imposed on a fund or its counterparties may impact the fund’s ability to invest in a manner that most efficiently meets its investment objective, and new requirements, including capital, mandatory clearing and margining, may increase the cost of the fund’s investments and doing business. See “Additional Risks—Possible Effects of Speculative Position Limits.”
Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair the Fund’s ability to manage or hedge its investment portfolio through the use of derivatives. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of the Fund to the extent it utilizes short selling. Certain tax risks associated with an investment in the Fund are discussed in “Tax Aspects.”
The Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) with regard to the operation of the Fund under the CEA pursuant to CFTC Regulation 4.5 with respect to the Fund’s operations. Therefore, neither the Fund nor the Investment Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. If the Investment Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.
Limits of Risk Disclosures
While this Prospectus discloses all material risks involved with an investment in the Fund of which the Fund currently is aware, the above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.
Management of the Fund
General
The Fund’s Board of Trustees provides broad oversight over the Investment Adviser’s implementation of the Fund’s operations and affairs. A majority of the Trustees are not “interested” persons (as defined by the 1940 Act) of the Fund or the Investment Adviser.
Morgan Stanley AIP GP LP serves as the Fund’s Investment Adviser. The Investment Adviser is a limited partnership formed under the laws of the State of Delaware. The Investment Adviser is registered as an investment adviser under the Advisers Act. The Investment Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.
The day-to-day portfolio management, short-term cash management and operations of the Fund are the responsibility of Mark L.W. van der Zwan, Chief Investment Officer and head of the AIP Hedge Fund Team; Ken Michlitsch, Managing Director and Portfolio Manager; Jarrod Quigley, Managing Director and Portfolio Manager; and Johan Detter, Executive Director and Portfolio Manager, subject to oversight by the Board of Trustees.
Under the terms of the Investment Advisory Agreement, the Investment Adviser allocates the Fund’s assets, determines which investments should be purchased, sold or exchanged and will implement such decisions in a manner consistent with the Fund’s investment objective.
The Investment Adviser was formed as a limited partnership under the laws of the State of Delaware on November 10, 2000. The Investment Adviser currently serves, and may in the future serve, as an investment adviser and/or sub-adviser of other registered and unregistered private investment companies. The offices of the Investment Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428-2881, and its telephone number is (610) 260-7600.
Key Personnel
A “Key Person Event” shall occur when, at any time following the commencement of the Fund’s operations, Ken Michlitsch and any one (1) of the following key persons cease to be actively involved in the day-to-day management of the Fund: Mark van der Zwan, Jarrod Quigley and Johan Detter. Following the occurrence of a Key Person Event, (i) the Board of Trustees and Fund shareholders will be promptly notified in writing of the occurrence of the Key Person Event, (ii) the Investment Adviser will make a presentation to the Board of Trustees at the next quarterly board meeting regarding the impact of the Key Person Event on the Investment Adviser’s ability to effect the investment program of the Fund and consider whether any changes to the Fund and/or the portfolio managers are necessary and recommend any changes to the Board of Trustees and (iii) the Investment Adviser and/or the Board of Trustees will consider any other steps that may be taken as a result of the occurrence of a Key Person Event. As part of its ongoing responsibility to oversee the management and operations of the Fund, the Board shall consider the Investment Adviser’s recommendation and shall consult with counsel to the Fund and counsel to the independent Trustees.

Management Team
The personnel of the Investment Adviser principally responsible for management of the Fund are experienced and educated investment professionals with extensive experience in alternative investments. The Investment Adviser’s personnel have extensive experience and expertise in directly managing alternative investment strategies. The Investment Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing alternative lending securities. The personnel of the Investment Adviser who have primary responsibility for management of the Fund are:
Mark van der Zwan, CFA. Mr. van der Zwan is a Managing Director of Morgan Stanley Investment Management (“MSIM”). Effective July 2016, Mr. van der Zwan began serving as Chief Investment Officer and Head of the Morgan Stanley AIP Hedge Fund team and, since 2006, he has been a portfolio manager for several Morgan Stanley AIP Hedge Fund team portfolios, including the Fund since its inception. Mr. van der Zwan has more than 20 years of relevant industry experience. He is also a member of the Investment Committee. Prior to joining MSIM, he was a senior consultant with Alan D. Biller & Associates, Inc., an institutional investment consulting firm with approximately $70 billion in assets under advisory. He has also held various positions at the National Research Council of Canada where he conducted advanced computational modeling research. Mr. van der Zwan received both a B.Sc. with honors in chemistry and an M.B.A. in finance from Queen’s University in Ontario, Canada. Mr. van der Zwan holds the Chartered Financial Analyst designation.
Ken Michlitsch. Mr. Michlitsch is a Managing Director of MSIM and Portfolio Manager for the AIP Alternative Lending Group; he is also a member of the Investment Committee. He joined MSIM in 2011 and has more than 20 years of professional experience. Prior to joining the firm, Mr. Michlitsch was a Portfolio Manager and Financials Analyst at a multi-asset class hedge fund. He also developed an online marketplace utilizing a novel price discovery method. Mr. Michlitsch previously was part of the founding team at multiple venture capital-backed medical technology companies, and he contributed to the earliest stage development at medtech companies that were acquired for over $1 billion in aggregate. Earlier in his career, Mr. Michlitsch served as Director of Product Strategy & Intellectual Property at Jomed Inc., as Technical Advisor at Fish & Neave LLP, and as Mechanical Engineer at Lawrence Livermore National Laboratory. Mr. Michlitsch is an inventor on over 50 U.S. patents. He received SB and SM degrees in Mechanical Engineering from MIT, as well as an M.B.A. with Honors in Finance from the Wharton School of the University of Pennsylvania.
Jarrod Quigley, CFA. Mr. Quigley is a portfolio manager on the AIP Hedge Fund team within MSIM, focusing on credit, secondary and co-investment strategies; he is also a member of the Investment Committee. He joined MSIM in 2004 and has more than 20 years of industry experience. Prior to joining the firm, Mr. Quigley was an investment banking analyst in the financial institutions group of A.G. Edwards & Sons. Mr. Quigley received a B.S. summa cum laude in finance from Babson College where he was also valedictorian. He holds the Chartered Financial Analyst designation.
Johan Detter, CFA. Mr. Detter is an Executive Director of MSIM and founding member of the AIP Alternative Lending Group where he has spearheaded advanced quantitative credit modeling of investments. He is also a member of the Investment Committee. He has over a decade of industry experience including roles previously held at Franklin Templeton and Credit Suisse. He attended Trinity College on a full scholarship, graduated summa cum laude with a Bachelor of Science in Economics, and was inducted into Phi Beta Kappa and Pi Gamma Mu honor societies. Mr. Detter holds the Chartered Financial Analyst designation.
The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Shares in the Fund.
The Investment Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The firm has relationships with many users and providers of capital, and the Investment Adviser has access to the firm’s talent, ideas, unique opportunities and resources. Morgan Stanley has one of the largest global asset management organizations of any full-service securities firm, with total assets under management and supervision as of December 31, 2025 of approximately $1.9 trillion for a large and diversified group of corporations, governments, financial institutions and individuals. Morgan Stanley serves many interests in addition to the Fund, which creates certain risks and possibilities of adverse effects on investors in the Fund. See “Potential Conflicts of Interest.”
Administrator
The Fund has retained USBFS (the “Administrator”), whose principal business address is 615 East Michigan Street, Milwaukee, WI 53202, to provide certain administration, accounting and investor services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the “Servicing Agreement”), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the NAV of the Fund in accordance with the Fund’s then-current Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Fund, as well as monthly or quarterly reports regarding the Fund’s performance and NAV; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Fund. The Administrator may retain third-parties, including its affiliates or those of the Investment Adviser, to perform some or all of these services.
In consideration for these services, the Fund pays USBFS an annual fee calculated based upon the aggregate monthly total assets of the Fund, subject to a minimum monthly fee, and reimburses certain of USBFS’s expenses. The administrative fee may be renegotiated from time to time between the parties. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Servicing Agreement may be terminated at any time by either of the parties upon not less than 90 days’ written notice.
The Servicing Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Servicing Agreement, the Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Servicing Agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.
Custodian and Transfer Agent
Inspira Financial (“Inspira”) (formerly known as Millennium Trust Company, LLC) and U.S. Bank National Association (“U.S. Bank”, and together with “Inspira”, the “Custodians”) serve as co-custodians of the Fund. The Custodians may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies). Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodians or subcustodians in a securities depository, clearing agency or omnibus customer account. Inspira’s principal business address is 2001 Spring Road, Suite 700, Oak Brook, IL 60523, and U.S. Bank’s principal business address is 1555 N. Rivercenter Dr., Milwaukee, WI 53212.
As Custodian for the Fund, Inspira receives evidence from each Platform that the Fund owns the investments that it purchases. Inspira will receive an executed investment package from each Platform for each investment type. While the executed investment packages that the Custodian will receive may differ slightly across Platforms and investment types, in each case the Custodian will receive evidence of assignment in the form of a promissory note or similar document, an executed copy of the underlying investment agreement and an executed copy of the investment assignment. Inspira also receives personal identifying information about the borrower to enable the Fund to directly enforce investment against the borrower.
UMB Fund Services, Inc. (“UMB”) serves as the transfer agent (the “Transfer Agent”) with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB’s principal business address is 235 West Galena Street, Milwaukee, WI 53212.
Fund Expenses
The Investment Adviser bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses related to its investment program. The Investment Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing to the Fund office facilities, equipment, personnel, research and statistical services, monitoring compliance with the 1940 Act and the Securities Act, maintaining certain books and records consistent with the 1940 Act, liaising with the Fund’s independent auditor, coordinating with regulators, assisting with the overall operations and management of the Fund and monitoring and oversight of its vendors and third party service providers, and overseeing payment of Fund expenses.
Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•
all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement and with reviewing potential investments;

•	fees relating to use of pricing service(s);

•	fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Investment Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.
The Fund bears certain ongoing offering expenses associated with the Fund’s continuous offering of Shares (mostly printing expenses). Offering expenses cannot be deducted by the Fund or the Shareholders.
“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.
Management Fee
In consideration of the advisory and other services provided by the Investment Adviser to the Fund, the Fund pays the Investment Adviser the Management Fee, monthly, at the rate of 0.0625% (0.75% on an annualized basis) of the value of the Fund’s Managed Assets as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) for the services it provides. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). For the fiscal years ended September 30, 2023, September 30, 2024 and September 30, 2025, the Fund paid $22,421,802, $17,927,550 and $12,644,961, respectively, of investment advisory fees.
A discussion of the factors considered by the Fund’s Board of Trustees in approving the renewal of the Investment Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended September 30, 2025.
Adviser Payments
The Investment Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other Intermediaries for the purpose of introducing a RIA to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. Such payments are made quarterly by the Investment Adviser. The payments made by the Investment Adviser may be based on the NAV of the Fund as determined by the Investment Adviser. The amount of these payments is determined from time to time by the Investment Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.1875% of the average NAV of the outstanding Shares beneficially owned over the applicable quarter (0.75% on an annualized basis) by clients of the RIA by virtue of the efforts of such Intermediary.
With respect to each Intermediary that may receive such payments, the Investment Adviser may pay from its own funds, an amount not to exceed on an annual basis 0.75% of the NAV of the Fund attributable to each client of each such RIA who invests in the Fund. A portion of this payment may be paid through to the responsible professional of the Intermediary for the introduction of such RIA to the Fund. This payment may be made as long as a client of such RIA is invested in the Fund.
The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Investment Adviser’s own funds and not as an additional charge to the Fund, may provide such Intermediaries and/or their salespersons with an incentive to encourage RIAs to enter into arrangements to recommend Shares of the Fund, and funds whose affiliates make similar compensation available, over arrangements to recommend shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation, or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that RIAs continue to recommend Fund Shares instead of recommending different investment options to their clients. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund.
Calculation of Net Asset Value
The Fund’s NAV per Share is calculated monthly by dividing the value of the Fund’s net assets attributable to Shares by the number of outstanding Shares. Under normal circumstances, the Fund’s NAV per share is calculated as of the close of business (4:00 PM eastern time) on the last business day of each month. Pursuant to the requirements of the 1940 Act, the Fund values its portfolio securities at their current market values or, if market quotations are not readily available, at its estimates of their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Because the Fund’s investments in loans generally do not have readily ascertainable market values, the Fund records these investments at fair value in accordance with the Fund’s valuation procedures adopted by the Fund’s Board of Trustees. The unit of account for whole and fractional loans is at the individual loan level for valuation purposes, and whole loans and fractional loans are fair valued using inputs that take into account available borrower-level data (e.g., payment history) that is updated periodically as often as the NAV is calculated to reflect new available information regarding the borrower (i.e., current or delinquent status) or loan. As permitted by the SEC, the Board of Trustees has delegated the responsibility of making fair value determinations to the Investment Adviser, subject to the Board’s supervision and pursuant to the valuation procedures.
The Fund uses a third party valuation agent to aid in determining the fair value of investments on a monthly basis. The valuation agent utilizes current individual loan data that includes both loan terms and borrower characteristic details obtained from the Platforms. The valuation agent utilizes this data applying a proprietary statistical model to estimate expected prepayment, charge-off and recovery. The model also considers the competing risk framework that the borrower may prepay the debt at any time. The third-party valuation agent reports these valuations at group levels (called “cohorts” that typically contain loans with similar contractual terms and issuer-ratings) of such debt with comparable personal and financial characteristics (e.g., coupon, tenor, platform internal rating, etc.) using a discounted cash flow model.
Valuing securities at fair value involves greater reliance on judgment than valuation of securities based on readily available market quotations. A fund that uses fair value to price securities may value those securities higher or lower than another fund using market quotations or its own fair value methodologies to price the same securities. There can be no assurance that the Fund could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV.
The Fund invests in investments originated by Platforms that will provide the Fund and Investment Adviser with a written commitment to deliver or cause to be delivered individual investment-level data on loans owned by the Fund on an ongoing basis throughout the life of each individual investment that is updated periodically as often as the NAV is calculated to reflect new available information regarding the borrower (i.e., current or delinquent status) or investment performance, and the Fund will not invest through Platforms where the Investment Adviser cannot evaluate to its satisfaction the completeness and accuracy of the individual investment data provided by the Platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the investments.

Potential Conflicts of Interest
The Investment Adviser and/or its affiliates (together “Morgan Stanley”) provide a broad array of discretionary and non-discretionary investment management services and products for institutional accounts and individual investors. In addition, Morgan Stanley is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions and other activities. Investors should be aware that there will be occasions when Morgan Stanley may encounter potential conflicts of interest in connection with its investment management services. In that regard, former Morgan Stanley officers or directors may have investments in or serve as Board members or officers of one or more Platforms—the Investment Adviser will invest the Fund’s assets consistent with the Fund’s investment objective and strategy without respect to such investments or service by former Morgan Stanley officers or directors. The Fund may purchase equity interests in Platforms (including common stock of such Platforms that are also sourcing alternative lending securities for the Fund) pursuant to the Fund’s investment program.
Other Accounts. In addition to responsibilities with respect to the management and investment activities of the Fund, the Investment Adviser and its affiliates may have similar responsibilities with respect to various other existing and future pooled investment vehicles and client accounts. Such other private investment funds, registered investment companies and any other existing or future pooled investment vehicles and separately managed accounts advised or managed by the Investment Adviser or any of its affiliates are referred to in this Prospectus collectively as the “Other Accounts.” The existence of such multiple vehicles and accounts necessarily creates a number of potential conflicts of interest.
Investment Activities of the Funds and Other Accounts. In the course of providing investment advisory or other services to Other Accounts, the Investment Adviser and its affiliates might come into possession of material, nonpublic information that affects the Investment Adviser’s ability to buy, sell or hold Fund investments. In addition, affiliates of the Investment Adviser might own, and effect transactions in, securities of companies which the Investment Adviser and/or its affiliates cover in investment research materials or to whom affiliates of the Investment Adviser provide investment banking services or make a market in such securities, or in which the Investment Adviser, its affiliates and their respective shareholders, members, managers, partners, directors, officers and employees have positions of influence or financial interests. As a result, such persons might possess information relating to such securities that is not known to the individuals of the Investment Adviser responsible for managing the Fund’s investments, or might be subject to confidentiality or other restrictions by law, contract or internal procedures.
The terms under which the Investment Adviser and its affiliates provide management and other services to Other Accounts may differ significantly from those applicable to the Fund. In particular, arrangements with certain Other Accounts might provide for the Investment Adviser and its affiliates to receive fees that are higher than the Advisory Fees payable by Shareholders of the Fund. The Investment Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage Other Accounts for which the Investment Adviser receives greater fees or other compensation (including performance-based fees or allocations) than it receives in respect of the Fund, which may create a conflict of interest.
Potential conflicts also may arise due to the fact that certain securities or instruments may be held in some Other Accounts but not in the Fund, or certain Other Accounts may have different levels of holdings in certain securities or instruments than those of the Fund. In addition, the Investment Adviser or its affiliates may give advice or take action with respect to the investments of one or more Other Accounts that may not be given or taken with respect to the Fund or Other Accounts with similar investment programs, objectives, and strategies. Accordingly, the Fund and Other Accounts with similar strategies may not hold the same securities or instruments or achieve the same performance. The Investment Adviser and its affiliates also may advise Other Accounts with conflicting programs, objectives or strategies. Different clients, including funds advised by the Investment Adviser or an affiliate, may invest in different classes of securities of the same issuer, depending on the respective client’s investment objectives and policies. As a result, the Investment Adviser and its affiliates may at times seek to satisfy their fiduciary obligations to certain Other Accounts owning one class of securities of a particular issuer by pursuing or enforcing rights on behalf of such Other Accounts with respect to such class of securities, and those activities may have an adverse effect on the Fund or certain Other Accounts, which may own a different class of securities of such issuer. In addition, potential conflicts may also arise where the Fund invests in assets sourced by an origination platform in which an Other Account has an economic interest, as such Fund investments could indirectly benefit an Other Account and the Adviser (by virtue of the Adviser’s compensation arrangement with such Other Account).
Allocation of Investment Opportunities between Funds and Other Accounts. The Investment Adviser expects to conduct the Fund’s investment program in a manner that is similar to the investment programs of certain of the Other Accounts, particularly where the investment objectives and policies of Other Accounts overlap (in whole or in part) with those of the Fund. However, there are or are expected to be differences among the Fund and the Other Accounts with respect to investment objectives, investment strategies, investment parameters and restrictions, portfolio management personnel, tax considerations, liquidity considerations, legal and/or regulatory considerations, asset levels, timing and size of investor capital contributions and withdrawals, cash flow considerations, available cash, market conditions and other criteria deemed relevant by the Investment Adviser and its affiliates (the nature and extent of the differences will vary from fund to fund). Furthermore, the Investment Adviser may manage or advise multiple Accounts (including Other Accounts in which Morgan Stanley and its personnel have an interest) that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This creates potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited.
Notwithstanding these differences, there may be circumstances where the Fund and all Other Accounts participate in parallel investment transactions at the same time and on the same terms. The Investment Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and any Other Account. To the extent that the Investment Adviser seeks to acquire the same security at the same time for more than one client account, it may not be possible to acquire a sufficiently large quantity of the security, or the price at which the security is obtained for clients may vary. Similarly, clients may not be able to obtain the same price for, or as large an execution of, an order to sell a particular security when the Investment Adviser is trading for more than one account at the same time. If the Investment Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Investment Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall.
Transactions with Affiliates. The Investment Adviser might purchase securities from underwriters or placement agents in which an affiliate is a member of a syndicate or selling group, as a result of which an affiliate might benefit from the purchase through receipt of a fee or otherwise. The Investment Adviser will not purchase securities on behalf of the Fund from an affiliate that is acting as a manager of a syndicate or selling group. Purchases by the Investment Adviser on behalf of the Fund from an affiliate acting as a placement agent must meet the requirements of applicable law.
Furthermore, Morgan Stanley may face conflicts of interest when the Fund uses service providers affiliated with Morgan Stanley because Morgan Stanley receives greater overall fees when they are used.
Purchases of Shares
Purchase Terms
The minimum initial investment in the Fund by an investor is $25,000. Additional investments in the Fund must be made in a minimum amount of $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Investment Adviser or their affiliates) at the discretion of the Fund or the Investment Adviser. Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described below) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Investment Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.
The Fund may accept initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.
Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.
Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the 1934 Act. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Additional Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”
Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, or other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated NAV after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.
Eligible Investors
Each investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. Any RIA who offers Shares may impose additional eligibility requirements on investors who purchase Shares through such RIA. See “Plan of Distribution.”
Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, Shares of the Fund will only be offered or sold to “U.S. persons” and all offerings or other solicitation activities will be conducted within the United States in accordance with the rules and regulations of the Securities Act.
Preferred Shares
Although the Fund does not intend to issue preferred shares at this time, the Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (“preferred shares”), having no par value per share or such other amount as the Board may establish, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the Shareholders.
Under the requirements of the 1940 Act, the Fund must, immediately after the issuance of any preferred shares, have an “asset coverage” of at least 200%. Asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of senior securities representing indebtedness of the Fund, if any, plus the aggregate liquidation preference of the preferred shares. If the Fund seeks a rating of the preferred shares, asset coverage requirements, in addition to those set forth in the 1940 Act, may be imposed. The liquidation value of the preferred shares is expected to equal their aggregate original purchase price plus redemption premium, if any, together with any accrued and unpaid dividends thereon (on a cumulative basis), whether or not earned or declared. The terms of the preferred shares, including their dividend rate, voting rights, liquidation preference and redemption provisions, will be determined by the Board (subject to applicable law and the Declaration of Trust) if and when it authorizes the preferred shares. The Fund may issue preferred shares that provide for the periodic redetermination of the dividend rate at relatively short intervals through an auction or remarketing procedure, although the terms of the preferred shares may also enable the Fund to lengthen such intervals. At times, the dividend rate as redetermined on the Fund’s preferred shares may approach or exceed the Fund’s return after expenses on the investment of proceeds from the preferred shares and the Fund’s leveraged capital structure would result in a lower rate of return to Shareholders than if the Fund were not so structured.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the terms of any preferred shares may entitle the holders of preferred shares to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus redemption premium, if any, together with accrued and unpaid dividends, whether or not earned or declared and on a cumulative basis) before any distribution of assets is made to Shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred shareholders would not be entitled to any further participation in any distribution of assets by the Fund.
Under the 1940 Act, preferred shareholders, voting as a class, will be entitled to elect two members of the Board and, if at any time dividends on the preferred shares are unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding preferred shares, voting as a class, will be allowed to elect a majority of the Board until all dividends in default have been paid or declared and set apart for payment. In addition, if required by the NRSRO that is rating the preferred shares or if the Board determines it to be in the best interests of the Shareholders, issuance of the preferred shares may result in more restrictive provisions than required by the 1940 Act being imposed. In this regard, holders of the preferred shares may be entitled to elect a majority of the Board in other circumstances, for example, if one payment on the preferred shares is in arrears.
If the Fund were to issue preferred shares, it is expected that the Fund would seek a credit rating for the preferred shares from an NRSRO. In that case, as long as preferred shares are outstanding, the composition of its portfolio would reflect guidelines established by such NRSRO. Although, as of the date hereof, no such NRSRO has established guidelines relating to any such preferred shares, based on previous guidelines established by such rating agencies for the securities of other issuers, the Fund anticipates that the guidelines with respect to the preferred shares would establish a set of tests for portfolio composition and asset coverage that supplement (and in some cases are more restrictive than) the applicable requirements under the 1940 Act. Although, at this time, no assurance can be given as to the nature or extent of the guidelines which may be imposed in connection with obtaining a rating of the preferred shares, the Fund currently anticipates that such guidelines will include asset coverage requirements, which are more restrictive than those under the 1940 Act, restrictions on certain portfolio investments and investment practices and certain mandatory redemption requirements relating to the preferred shares. No assurance can be given that the guidelines actually imposed with respect to the preferred shares by such NRSRO will be more or less restrictive than as described in this prospectus.
Notice to Prospective Investors in Japan
The solicitation for purchase of any Shares of the Fund in Japan is being made by way of a private placement to Qualified Institutional Investors pursuant to Article 2, Paragraph 3, Item 2(i) of the Financial Instruments and Exchange Act of Japan (Act No.25 of 1948, as amended, the “FIEA”). No securities registration statement for a public offering has been filed or will be filed with respect to the solicitation for the purchase of the Shares of the Fund in Japan, as the offering of the Shares falls within the definition of a “Solicitation for Qualified Institutional Investors Only” (tekikaku kikan toushika muke kanyu) as defined in Article 23-13, Paragraph 1 of the FIEA. The Shares may only be offered, sold, resold or otherwise transferred, directly or indirectly, to “Qualified Institutional Investors” as defined in Article 2, Paragraph 3, Item 1 of the FIEA (“QII”). A Shareholder who purchased or otherwise obtained the Shares will be required to agree not to resell or otherwise transfer the Shares to any person other than to another QII.
Repurchases and Transfers of Shares
No Right of Redemption
No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares exists, and none is expected to develop in the future.
Consequently, it is not expected Shareholders will be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.
Repurchases of Shares
The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally apply to approximately 5% to 25% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Investment Adviser. The Investment Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. The Fund has no obligation to repurchase Shares at any time; however, in the event that it does repurchase Shares, there is no guarantee that the Fund will offer to repurchase Shares in an amount exceeding 5% of its net assets. Shareholders who tender Shares may not have the total amount of their Shares repurchased by the Fund in a given period or over multiple periods. Thus, investors should consider the Fund to be an illiquid investment. Each repurchase offer will generally commence approximately 90 days prior to the applicable repurchase date. In determining whether to make a recommendation to the Board of Trustees to conduct a repurchase offer at any such time or in determining whether to accept a recommendation from the Investment Adviser at any such time, the Investment Adviser and the Board of Trustees, respectively, may consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets;

•	the investment plans and working capital and reserve requirements of the Fund;

•	the investment opportunities currently available to the Fund;

•	flows in the Fund;

•	the impact of fulfilling the tenders on the Fund’s overall portfolio of loans, taking into account expected return and risk considerations;

•	the impact of the tenders on the relative economies of scale with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Investment Adviser.

The Fund repurchases Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s NAV per Share by contacting the Investment Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law, including prioritizing for non-proration Shareholders with account balances at or below a specified level that submit a full tender request. Accordingly, Shareholders who tender Shares may not have the total amount of those Shares repurchased by the Fund in a given period or over multiple periods.
Repurchases of Shares from Shareholders by the Fund are paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.
Shares will be repurchased by the Fund after the Management Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs—i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased is deducted prior to effecting the relevant repurchase of Fund Shares.
In light of liquidity constraints associated with the Fund’s investments and the fact that the Fund may have to effect redemptions in order to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

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Each repurchase offer will generally commence approximately 90 days prior to the applicable repurchase date. A Shareholder choosing to tender Shares for repurchase must do so by the applicable deadline, which generally will be 60 days before the Notice Date. Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31.

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Tenders will be revocable upon written notice to the Fund up to 40 days prior to the Valuation Date (such deadline for revocation being the “Expiration Date”). If a repurchase offer is extended, the Expiration Date will be extended accordingly.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.
The Fund will record on its books a segregated account consisting of cash that the Fund has requested be withdrawn from its underlying investments, in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.
Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Investment Adviser intends to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.
A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.
In the event that the Investment Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.
Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.
Involuntary Repurchases and Mandatory Redemptions
In accordance with the terms and conditions of the Agreement and Declaration of Trust, the Fund has the right to repurchase at NAV all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the Fund’s $25,0000 minimum initial investment amount. Such involuntary repurchases will be conducted in accordance with Section 23 of the 1940 Act and Rule 23c-2 thereunder.
The Fund may also, when consistent with the requirements of the Fund’s Agreement and Declaration of Trust and the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, repurchase or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

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the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

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ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

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continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Investment Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

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with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

The repurchase price payable in respect of Shares repurchased in the manner described above will be equal to the NAV of the Shareholder’s Shares as of the effective date of the applicable purchase. The repurchase of Shares by the Fund may be a taxable event to Shareholders.
Transfers of Shares
Shares may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee that represents that it is an Eligible Investor and after the transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $25,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.
In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Investment Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.
Voting
Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund’s Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Investment Advisory Agreement, in each case to the extent that voting by Shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.
Tax Aspects
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.
The Fund has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification tests (i.e., the Diversification Tests) each year. The income test will be satisfied if the Fund derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from interests in “qualified publicly traded partnerships.” The Diversification Tests will be satisfied if, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships. If the Fund qualifies as a RIC and satisfies certain distribution requirements, the Fund (but not its Shareholders) will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss in each case determined with reference to any capital loss carryforwards) in a timely manner to its Shareholders in the form of dividends or capital gain distributions.
The Fund intends to be treated as a “dealer in securities” within the meaning of Section 475(c)(1) of the Code. Section 475 of the Code requires that a dealer must generally “mark to market” all the securities which it holds at the close of any taxable year. Any gain or loss realized or deemed realized with respect to a security held by a dealer, regardless of whether such gain or loss is realized as a result of an actual disposition or a deemed disposition under the mark-to-market rule, is generally treated as ordinary income or loss. The mark-to-market rule does not apply to any security held for investment that the dealer properly identifies as such.
As a result of its status as a dealer in securities, most or all of the investments held by the Fund at the end of each taxable year are “marked to market” under Section 475 of the Code with the result that unrealized gains or losses are treated as though they were realized. These deemed realized gains and losses, as well as gains and losses actually realized during the taxable year due to an actual disposition of a security that would have been marked to market if held at the end of the year, are generally treated as ordinary gain or loss. The Fund’s status as a dealer in securities may affect the amount, timing and character of the Fund’s distributions, including by causing substantially all of the Fund’s distributions to be taxable to shareholders as ordinary income. The mark-to-market rules under

Section 475 of the Code may not apply to all of the Fund’s investments; in such instances, other rules of the Code, including in some cases the mark-to-market rules of Section 1256 of the Code, will apply to determine the amount, timing and character of income. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income (computed without regard to the dividends paid deduction), any net tax-exempt income and any net capital gains. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gain. If the Fund retains any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained.
If the Fund retains any net capital gain, it will also be subject to tax at regular corporate rates on the amount retained, but may designate the retained amount as undistributed capital gain in a notice to its Shareholders who would then (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the Shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the Shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
A nondeductible excise tax at the rate of 4% will be imposed on the excess, if any, of the Fund’s “required distribution” over its actual distributions in any calendar year. Generally, the required distribution is an amount equal to the sum of 98% of the Fund’s ordinary income (taking into account certain deferrals and elections) for the calendar year plus 98.2% of its capital gain net income recognized during the one-year period ending on October 31 plus undistributed amounts from prior years. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 generally are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount for which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so. The Fund may determine to pay the excise tax in a year to the extent it is deemed to be in the best interest of the Fund (e.g., if the excise tax is de minimis).
The Fund’s intention to qualify for treatment as a RIC may negatively affect the Fund’s return to Shareholders by limiting its ability to acquire or continue to hold positions that would otherwise be consistent with its investment strategy or by requiring it to engage in transactions it would otherwise not engage in, resulting in additional transaction costs.
The financial covenants under the Fund’s loan and credit agreements could, under certain circumstances, restrict the Fund from making distributions necessary to enable it to qualify for taxation as a RIC. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify for RIC status and, thus, may be subject to corporate-level income tax. In such a situation, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to the Fund’s Shareholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and its Shareholders.
The Fund may invest in certain wholly-owned Subsidiaries that are classified as disregarded entities for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (ii) any distributions the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability.
No statutory, judicial or administrative authority directly discusses how the alternative lending securities should be treated for tax purposes. As a result, the tax treatment of the Fund’s investment in the alternative lending securities is uncertain. The tax treatment of the Fund’s investment in the alternative lending securities could be affected by changes in tax laws or regulations, or interpretations thereof, or by court cases that could adversely affect the Fund and its ability to qualify as a RIC under Subchapter M of the Code. For purposes of the Diversification Tests, the identification of the issuer (or issuers) of a particular investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law.
As described above, the Fund invests primarily in whole loans sourced from lending Platforms based in the United States. Each sale of whole loans by the Platforms to the Fund is structured as a “true sale” and is not intended to be a financing or loan by the Fund to the Platforms. The Fund receives representations from each Platform in each Loan Purchase Agreement for whole loans that the Platforms treat such transactions as sales for tax, accounting and all other applicable purposes. The sale of each loan transfers to the

Fund all of the Platform’s right, title and interest in such loan. The Fund looks solely to the borrower for payment and will have no recourse against the Platform in the event of a borrower default.
As a general matter, the “issuer” of a security for purposes of the Diversification Tests is the entity whose economic fortunes ultimately determine the performance of the security. In the opinion of Dechert LLP, tax counsel to the Fund, whole loans acquired by the Fund under the circumstances described in the preceding paragraph should be treated as issued by the underlying borrower for the purposes of the Diversification Tests because the Fund is exposed only to the credit risk of the underlying borrower and the interest and principal of the whole loan is repayable solely from the assets of the underlying borrower. Additionally, in the opinion of Dechert LLP, income and gains realized in respect of such whole loans should be treated as “qualifying income” for purposes of the income test applicable to RICs. Based on the opinion of Dechert LLP, the Fund intends to treat (i) the underlying borrowers as the issuers of such whole loans (and not the Platforms) for purposes of the Diversification Tests and (ii) income and gains realized in respect of such whole loans as qualifying income for such purposes. However, such opinion is not binding on the IRS or a court and there can be no assurance that the IRS will not take contrary positions or that a court would agree with such opinion if litigated. While the Fund intends to invest in loans sourced by various Platforms, there may be times where a substantial portion of its alternative lending investments will be sourced from one Platform. Thus, a determination or future guidance by the IRS that the issuer of certain alternative lending securities is the Platform may adversely affect the Fund’s ability to meet the Diversification Tests and qualify as a RIC.
If the Fund were to fail to meet the income or Diversification Tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax and, in the case of diversification failures, disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net long-term capital gains, would be taxable to Shareholders as dividend income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
Unless a Shareholder elects otherwise, all distributions will be automatically reinvested (net of applicable withholding tax) in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan (“DRIP”). For U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the DRIP in additional Shares of the Fund. A Shareholder whose distributions are reinvested in Shares under the DRIP generally will be treated as having received a dividend equal to the fair market value of the additional previously authorized but unissued Shares from the Fund (“Newly Issued Shares”) issued to the Shareholders if Newly Issued Shares are issued under the Plan. See “Automatic Dividend Reinvestment Plan.”
For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gains. If, despite its status as a “dealer in securities” the Fund realizes capital gains, taxes to Shareholders on distributions of such capital gains, if any, are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a Shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to Shareholders as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. The maximum individual rate applicable to long-term capital gains is generally either 15% or 20%, depending on whether the individual’s income exceeds certain threshold amounts. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to Shareholders as ordinary income. The Fund may report certain dividends as derived from “qualified dividend income,” which, when received by an individual, will be taxed at the rates applicable to long-term capital gain, provided holding period and other requirements are met at both the Shareholder and Fund levels. If the Fund receives dividends from an exchange-traded fund or other investment company that qualifies as a RIC, and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
Given the Fund’s investment strategies, it is not expected that a significant portion of the dividends paid by the Fund will be eligible to be reported as qualified dividend income.
Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to the Fund’s Shareholders. The Fund may make certain elections to avoid the imposition of that tax, but making such elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund. The Fund is generally required to distribute such income in order to satisfy the distribution requirements applicable to RICs, even if the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
If the Fund makes a distribution in excess of its current and accumulated “earnings and profits” in any taxable year, the excess distribution will be treated as a return of capital to the extent of a Shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a Shareholder’s basis in his or her Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Shareholder of such Shares.
The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e., ordinary income dividends, capital gains dividends, qualified dividends, or return of capital distributions) will be made as of the end of the Fund’s taxable year. After the end of each calendar year, Shareholders subject to information reporting will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.
Dividends and distributions on the Shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular Shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s NAV reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s NAV also reflects unrealized losses.
Shareholders who have their Shares repurchased by the Fund will generally recognize gain or loss in an amount equal to the difference between the Shareholder’s adjusted tax basis in the Shares sold or exchanged and the amount received. If the Shares are held as a capital asset, any gain or loss realized upon a taxable disposition of the Shares will be treated as long-term capital gain or loss if the Shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Shares held by a Shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of Capital Gain Dividends received (or deemed received) by the Shareholder with respect to the Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the Shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a sale or exchange of Shares will be disallowed to the extent those Shares are replaced by other substantially identical shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Shares (whether through the reinvestment of distributions, which could occur, for example, if the Shareholder is a participant in the Plan or otherwise). In that event, the basis of the replacement shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of its Shares from a Shareholder generally will be treated as a sale of the Shares by the Shareholder provided that after the repurchase the Shareholder does not own, either directly or by attribution under Section 318 of the Code, any Shares. If, after a repurchase a Shareholder continues to own, directly or by attribution, any Shares, it is possible that any amounts received by such Shareholder in the repurchase will be taxable as a dividend to such Shareholder, and there is a risk that Shareholders who do not have any of their Shares repurchased would be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund and foreign Shareholders may be subject to withholding taxes on repurchase proceeds that are treated as a dividend from the Fund. Use of the Fund’s cash to repurchase Shares could adversely affect the Fund’s ability to satisfy the distribution requirements for qualification as a RIC. The Fund could also recognize income in connection with the liquidation of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements were satisfied.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
The Fund may be liable to foreign governments for taxes relating primarily to investment income or the sale or other disposition of foreign securities in the Fund’s portfolio, which may decrease the Fund’s yield on those securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes.
Any transaction by the Fund in foreign currencies, foreign-currency denominated debt obligations or certain foreign currency options, futures contracts, or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Such ordinary income treatment may accelerate Fund distributions to Shareholders and increase the distributions taxed to Shareholders as ordinary income. Any net losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years. Foreign currency gains are generally treated as qualifying income for purposes of the 90% gross income test described above, in the absence of regulations (that have yet to be issued). There is a possibility that the Secretary of the Treasury will issue contrary tax regulations with respect to foreign currency gains that are not directly related to a RIC’s principal business of investing in stocks or securities (or options or futures with respect to stocks or securities), and such regulations could apply retroactively.
The Fund’s transactions in derivative instruments (e.g., options, futures, forward contracts, structured notes and swap agreements), as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to uncertainty with respect to their tax treatment, and may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale, and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to Shareholders. Because the tax treatment and the tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules or treatment (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.
Certain of the Fund’s use of derivatives and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and its taxable income. If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds its taxable income (including realized capital gains), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its Shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having “market discount” and/or “original issue discount” (“OID”) for U.S. federal income tax purposes, which, in some cases, could be significant and could cause the Fund to recognize income in respect of these investments before or without receiving cash representing such income. The Fund’s investment in inflation-indexed bonds could similarly result in the Fund recognizing income without a corresponding receipt of cash. In either case, the Fund could be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. As a result, the Fund could be required at times to, among other things, liquidate other investments (including at potentially disadvantageous times or prices) in order to satisfy its distribution requirements and to avoid incurring Fund-level U.S. federal income or excise taxes. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its Shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent the Fund may take ordinary deductions or capital losses for bad debts or worthless securities; and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as, and if it invests in such securities in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and avoid becoming subject to U.S. federal income or excise tax.
The Fund’s investments in shares of an exchange-traded fund or other investment company that qualifies as a RIC can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the investment company, rather than in shares of the investment company. Further, the amount or timing of distributions from the Fund qualifying for particular treatment (e.g., as long-term capital gain) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment company.
The tax treatment of the Fund’s investments in the securities of special purpose entities that acquire and hold alternative lending securities will depend on the terms of such investments and may affect the amount, timing or character of income recognized by the Fund.
Backup withholding is generally required at the applicable rate with respect to taxable distributions paid to any individual Shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he or she is not subject to such withholding. Amounts withheld as a result of backup withholding are remitted to the Treasury Department but do not constitute an additional tax imposed on the Shareholder; such amounts may be claimed as a credit on the Shareholder’s U.S. federal income tax return, provided the appropriate information is furnished to the IRS.
In general, dividends other than Capital Gain Dividends paid to a Shareholder that is not a “U.S. person” within the meaning of the Code (a “foreign Shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). Capital Gain Dividends paid to foreign Shareholders are generally not subject to withholding. However, properly reported dividends received by a foreign Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income with respect to obligations in registered form, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and a portion of the Fund’s distributions (e.g., interest from non-U.S. sources, interest from obligations that are not in registered form, mark-to-market gains with respect to the Fund’s investments and any foreign currency gains), which may be significant, would be ineligible for this potential exemption from withholding. In the case of Shares held through an intermediary, the intermediary may withhold even if the RIC reports properly with respect to a payment. In general, U.S. withholding tax will not apply to any gain or income realized by a foreign Shareholder upon the sale or other disposition of Fund shares. However, a repurchase of Shares may be subject to U.S. federal income tax withholding to the extent such repurchase is treated as a taxable distribution, as described above. Foreign Shareholders should contact their intermediaries with respect to the application of these rules.
Withholding of U.S. tax is required (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund (or an applicable Intermediary) to determine whether withholding is required.
Foreign Shareholders may also be subject to U.S. estate tax with respect to their Fund Shares.
The foregoing discussion relates solely to U.S. federal income tax laws. Dividends and distributions also may be subject to state and local taxes. Shareholders are urged to consult their tax advisors regarding specific questions as to federal, state, local, and, where applicable, foreign taxes. Foreign investors should consult their tax advisors concerning the tax consequences of ownership of Shares.
In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund’s income. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.

Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of a Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
The Fund may hold residual interests in real estate mortgage investment conduits (“REMICs”). A portion of the net income allocable to REMIC residual interest holders may be an “excess inclusion.” Under U.S. Treasury regulations not yet issued, but that may apply retroactively, excess inclusion income of the REMIC will be subject to federal income tax in all events. These regulations are expected to provide that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by shareholders, with the same consequences as if shareholders held the related REMIC residual interest directly.
In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and that otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax.
If at any time during any taxable year a “disqualified organization” (as defined in the Code) is a record holder of a share in a RIC, then the RIC will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations. It is not expected that a substantial portion of the Fund’s assets will be residual interests in REMICs.
Some of the income that the Fund might otherwise earn (directly or indirectly through a wholly owned subsidiary that is a disregarded entity), such as certain income with respect to real property or certain fees, may not be qualifying income for purposes of the 90% gross income test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy such test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income. Such subsidiary entities will be required to pay U.S. federal corporate income tax on their earnings, which ultimately will reduce the yield to our Shareholders on such fees and income.
The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.
In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.
Plan of Distribution
The Fund is offering shares on a continuous basis through the Distributor. The principal office of the Distributor is located at 1585 Broadway, New York, NY 10036. Shares will be offered in a continuous offering at the Fund’s then current NAV per Share. Investors purchasing Shares in the Fund will not be charged a sales load. The Distributor is not obligated to buy any Shares from the Fund. There is no minimum aggregate amount of Shares required to be sold by the Fund. The Distributor is an affiliate of the Investment Adviser.
Shares may be purchased only from the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. To make an investment in the Fund through the Distributor, a prospective investor must open a brokerage account (an “Account”) with the Distributor. Shares are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $25,000. Once a prospective investor’s order is received, a confirmation will be sent to the investor. The investor’s Account will be debited for the purchase amount, which will be deposited into an account with UMB, as the Fund’s Transfer Agent. See “Purchases of Shares—Purchase Terms.”
Shares may be purchased as of the first day of each month from the Distributor at the Fund’s then current NAV per Share. See “Purchases of Shares.”
The Distributor is not obligated to buy any of the Shares and does not intend to make a market in the Shares. The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the Securities Act, and in connection with the services rendered to the Fund.
The Investment Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other Intermediaries for the purpose of introducing a RIA to the Fund and/or promoting the recommendation of Shares of the Fund by a RIA. Such payments are made quarterly by the Investment Adviser. The payments made by the Investment Adviser may be based on the NAV of the Fund as determined by the Investment Adviser. The amount of these payments is determined from time to time by the Investment Adviser and may be substantial. Such additional compensation to the Intermediary will not exceed 0.1875% of the average NAV of the outstanding Shares beneficially owned over the applicable quarter (0.75% on an annualized basis) by clients of the RIA by virtue of the efforts of such Intermediary.
With respect to each Intermediary that may receive such payments, the Investment Adviser may pay from its own funds, an amount not to exceed on an annual basis 0.75% of the NAV of the Fund attributable to each client of each such RIA who invests in the Fund. A portion of this payment may be paid through to the responsible professional of the Intermediary for the introduction of such RIA to the Fund. This payment may be made as long as a client of such RIA is invested in the Fund.
The maximum amount of compensation payable to such selected affiliated or unaffiliated brokers, dealers or other Intermediaries will not exceed 8.0% of the aggregate offering proceeds of the offering of Shares.
Distribution Policy
The Fund expects to pay quarterly distributions to Shareholders. Distributions will be reinvested in additional Shares under the Fund’s Plan unless a Shareholder elects to receive cash.
As portfolio and market conditions change, the rate of dividends on the Shares and the Fund’s distribution policy could change. Over time, the Fund expects to distribute substantially all of its net investment income. In addition, the Fund intends to distribute, at least annually, the net capital gain and taxable ordinary income, if any, to Shareholders. In addition, such distributions may include a return of capital.
Various factors will affect the level of the Fund’s income, including the asset mix and average maturity of the Fund’s portfolio, the amount of leverage utilized by the Fund and the cost of such leverage and the Fund’s use of hedging. To permit the Fund to maintain a more stable quarterly distribution, the Fund may distribute less than the entire amount of net investment income earned in a particular period. Any such undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarterly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be included in the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.
The Fund may make distributions in a taxable year that are in excess of the Fund’s current and accumulated “earnings and profits,” as determined for federal tax purposes. Any such excess is treated for tax purposes as a “return of capital.” Such a return of capital generally represents a return of a Shareholder’s investment rather than a distribution of earnings from investment activities. A return of capital would not be currently taxable to a Shareholder to the extent of the tax basis in their Shares. However, such a return of capital distribution will reduce the tax basis of Shares (but not below zero) and any amount in excess of the tax basis would generally be treated as capital gain. Such a reduction in tax basis would generally result in additional gain (or a lower loss), for tax purposes, when Shares are subsequently sold. As a result, a Shareholder receiving a return of capital will be more likely to have, or to have a greater amount of a future taxable gain. Each year, information will be provided regarding the character of distributions for federal tax purposes, including amounts treated as returns of capital.
As explained more fully above in “Tax Aspects,” at least annually, the Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise applicable to

Shareholders and pay U.S. federal income tax on the retained gain. As provided under federal tax law, Shareholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the Shares), and will be entitled to an income tax credit or refund for the tax deemed paid on their behalf by the Fund. The Fund may treat the cash value of tax credit and refund amounts in connection with retained capital gains as a substitute for equivalent cash distributions. In addition, the Fund may make total distributions during a given calendar year in an amount that exceeds the Fund’s net investment income and net realized long-term capital gains for that calendar year, in which case a portion of the excess would be treated as a taxable dividend to the extent of the Fund’s expenses that are not allowed as deductions against its investment company taxable income, and the remainder would be treated by Shareholders as return of capital for tax purposes.
The Fund may determine in the future to file an application for exemptive relief from the SEC for an order granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit the Fund, subject to certain terms and conditions, to include realized long-term capital gains as a part of its regular distributions to Shareholders more frequently than would otherwise be permitted by the 1940 Act (generally once per taxable year). The Fund expects that to rely on the exemptive order, it will be required to comply with the terms and conditions therein, which, among other things, would require the Fund to make certain disclosures to Shareholders and prospective Shareholders regarding distributions, and would require the Board to make determinations regarding the appropriateness of use of the distribution policy. Under such a distribution policy, it is possible that the Fund might distribute more than its income and net realized capital gains; therefore, distributions to Shareholders may result in a return of capital. There is no assurance that the SEC will grant the Fund’s request for such exemptive order, or that the Fund will rely on the exemptive order, if granted.
The Fund reserves the right to change its distribution policy and the rate of its distributions at any time and may do so without prior notice to Shareholders.
Automatic Dividend Reinvestment Plan
Unless a Shareholder elects otherwise, all distributions will be automatically reinvested (net of applicable withholding tax) in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan (“DRIP”). For U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the DRIP in additional Shares of the Fund. A Shareholder whose distributions are reinvested in Shares under the DRIP generally will be treated as having received a dividend equal to the fair market value of the additional previously authorized but unissued Shares from the Fund (“Newly Issued Shares”) issued to the Shareholders if Newly Issued Shares are issued under the Plan.
Pursuant to the DRIP, each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested (net of applicable withholding tax) in additional Shares, unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request may be effective only with respect to distributions after the 45 day period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder’s behalf.
A Shareholder may elect to:

•	reinvest both dividends and capital gain distributions;

•	receive dividends in cash and reinvest capital gain distributions; or

•	receive both dividends and capital gain distributions in cash.

Shares will be issued pursuant to the DRIP at their NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund (and thus indirectly by Shareholders).

Additional Information About the Fund
Each Fund Share represents a proportional interest in the assets of the Fund. Each Fund Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Fund Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.
Inquiries
Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:
Investor Services
AIP Alternative Lending Fund A
c/o Morgan Stanley Alternative Investment Partners
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
Telephone: (800) 421-7572
Facsimile: (212) 507-0024

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© 2026 Morgan Stanley. Morgan Stanley Distribution, Inc.

AIP ALTERNATIVE LENDING FUND A
STATEMENT OF ADDITIONAL INFORMATION
January 28, 2026

Managed by

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572
This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of AIP Alternative Lending Fund A (the “Fund”) dated January 28, 2026, as amended. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

Investment Policies and Practices
The Fund is a diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on June 14, 2017 and commenced operations on October 1, 2018. Morgan Stanley AIP GP LP serves as the Fund’s investment adviser (the “Investment Adviser”). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.
Fundamental Policies
The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (“Shares”), are listed below. As defined by the Investment Company Act of 1940 (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s shareholders (“Shareholders”) duly called, (a) of 66 2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

1	invest 25% or more of the value of its total assets in the securities, other than U.S. government securities, of issuers engaged in any single industry or group of industries, except that the Fund will concentrate its investments in the alternative lending industry.

2	borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s Managed Assets (as defined in the Prospectus)).

3	issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

4	underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

5	make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.

6	purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

7	purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

8	invest in loans that are of sub-prime quality at the time of investment, as determined by the Investment Adviser pursuant to guidelines adopted by the Fund.

9	purchase alternative lending securities from Platforms whose primary business consists of originating sub-prime quality consumer loans.

10	purchase alternative lending securities originated in emerging markets.

11	purchase alternative lending securities from Platforms whose financial statements are not audited by a nationally recognized accounting firm and/or its international affiliates.

In addition, as a non-fundamental policy, which may be changed without Shareholder approval, the Fund will not invest in payday loans.
With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund will be required to remedy a breach of its policy on borrowings resulting from a change in the values of investments or the value of the Fund’s total assets within three days.
The Fund’s investment objective is non-fundamental and may be changed without Shareholder approval.
The Fund was previously registered as a non-diversified investment company. Pursuant to current positions of the SEC staff, the Fund’s classification has changed from non-diversified to diversified, and the Fund will not be able to become non-diversified unless
1

it seeks and obtains the approval of its Shareholders. Accordingly, the Fund may not make any investment inconsistent with its classification as a diversified company under the 1940 Act.
Additional Information about the Fund’s Investments
The Fund’s primary strategies are discussed in the prospectus. The following is a description of the various investment practices that may be engaged in, whether as a primary or secondary strategy, and a summary of certain attendant risks. The Investment Adviser may not buy any of the following instruments or use any of the following techniques unless it believes that doing so will help the Fund achieve its investment objective.
2

Equity Securities
The Fund’s investment portfolio may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The Fund may generally invest in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including “micro cap” companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.
Fixed-Income Securities
The Fund may invest in fixed-income securities. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal. The Fund may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (an “NRSRO”) of one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Adviser to be of comparable quality. The Fund’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the NRSROs to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. For a description of the ratings of the NRSROs, see Annex B to this SAI.
Money Market Instruments
The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and affiliated or unaffiliated money market mutual funds, or may hold cash or cash equivalents in such amounts as the Investment Adviser deems appropriate under the circumstances. The Fund also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. In July 2023, the Securities and Exchange Commission (the “SEC”) approved amendments to Rule 2a-7 under the 1940 Act and other rules that govern money market funds. Among other things, the amendments (i) remove redemption gates from Rule 2a-7 under the 1940 Act and the tie between the weekly liquid assets threshold and liquidity fees; (ii) institute a new mandatory liquidity fee framework for institutional prime and institutional tax-exempt money market funds; (iii) maintain a board’s ability to impose liquidity fees on a discretionary basis for non-government money market funds (i.e., institutional prime and institutional tax-exempt money market funds and retail money market funds); (iv) substantially increase the required minimum levels of applicable daily and weekly liquid assets for all money market funds; (v) permit stable NAV money market funds to institute a reverse distribution mechanism or similar mechanisms during a negative interest rate environment to maintain a stable $1.00 share price; and (vi) enhance the reporting requirement of registered money market funds as well as SEC-registered investment advisers to private liquidity funds on Form PF. The effective date for the amendments was October 2, 2023 with various compliance dates following thereafter. These changes and developments may affect the investment strategies, performance yield, operating expenses and continued viability of money market funds. The Fund may invest certain de minimis amounts in cash and cash equivalents to meet certain ongoing expenses.
REITs and REMICs
As described in the Prospectus, the Fund may invest in real estate investment trusts (“REITs”) and real estate mortgage investment conduits (“REMICs”), which generally invest a majority of their assets in income-producing properties. Certain REITs and REMICs in which the Master Fund may invest may invest their assets in non-income producing assets, such as appreciation interests. Appreciation interests are a form of equity investment in real estate in which the investor pays the property owner a specified
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percentage (e.g., 10%) of the property’s current fair market value in exchange for the right to receive a payment upon the occurrence of certain events (such as the sale of the property or the end of the term of the appreciation interest (e.g. 30 years)) equal to the initial investment plus (or minus) a specified percentage (e.g. 35%) of the price appreciation (or depreciation) of the property during such time. Appreciation interests provide the investor with direct exposure to the increase or decrease in value of the specified real property.
Repurchase Agreements
The Fund may enter into repurchase agreements to a limited extent. Repurchase agreements are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.
Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements to a limited extent. Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund’s investment portfolio.
In December 2023, the SEC adopted rule amendments providing that any covered clearing agency (“CCA”) for U.S. Treasury securities require its direct participants (which generally would be a bank or broker-dealer) to submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which the direct participant is a counterparty. The clearing mandate includes in its scope all repurchase or reverse repurchase agreements of such direct participants collateralized by U.S. Treasury securities (collectively, “Treasury repo transactions”) of a type accepted for clearing by a registered CCA, including both bilateral Treasury repo transactions and triparty Treasury repo transactions where a bank agent provides custody, collateral management and settlement services.
The Treasury repo transactions of registered funds with any direct participants of a CCA will be subject to the mandatory clearing requirement.
Market participants, absent an exemption, will be required to clear Treasury repo transactions under the rule as of June 30, 2027. The clearing mandate is expected to result in the Fund being required to clear all or substantially all of its Treasury repo transactions as of the compliance date, and the Fund may incur costs in connection with entering into new agreements (or amending existing agreements) with direct participants of a CCA and potentially other market participants and taking other actions to comply with the new requirements. In addition, upon the compliance date taking effect, the costs and benefits of entering into Treasury repo transactions to the Fund may be impacted as compared to Treasury repo transactions a Fund may enter prior to the compliance date. The Investment Adviser will monitor developments in the Treasury repo transactions market as the implementation period progresses.
Special Investment Techniques
The Fund may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. It may also use these techniques for non-hedging purposes in pursuing its investment objectives. These techniques may involve the use of derivatives transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities.
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Derivatives. The Fund may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.
Derivatives may entail investment exposures that are greater than their cost, meaning that a small investment in derivatives could have a large potential impact on the Fund’s performance. Derivatives are generally subject to a number of risks such as leverage risk, liquidity risk, market risk, credit risk, default risk, counterparty risk (the risk that the other party in an agreement will fail to perform its obligations), management risk, operational risk and legal risk.
If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund’s return or result in a loss. The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.
Rule 18f-4 under the 1940 Act regulates the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies. Rule 18f-4 replaces guidance of the SEC and its staff regarding asset segregation and cover transactions previously applicable to the Fund’s derivatives and other transactions. These requirements may limit the ability of the Fund to use derivatives and reverse repurchase agreements and similar financing transactions as part of its investment strategies. Subject to certain exceptions, Rule 18f-4 requires funds to trade derivatives and other transactions that create future payment or delivery obligations subject to a value-at-risk (“VaR”) leverage limit, certain derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Fund qualifies as a “limited derivatives user.” Under the rule, when the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund is a limited derivatives user, but for funds subject to the VaR testing, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. The SEC also provided guidance in connection with the rule regarding use of securities lending collateral that may limit the Fund’s securities lending activities. These requirements may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors. In addition, under the rule, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security under the 1940 Act, provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). The Fund may otherwise engage in such transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, under the rule, the Fund will be permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due.
Options and Futures. The Fund may utilize options and futures contracts. They also may use so-called “synthetic” options (a combination of instruments that in the aggregate create the payoff exposure of a desired option) or other derivative instruments sold (or “written”) by swap dealers, broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, futures clearing houses or in the over-the-counter (“OTC”) market and negotiated directly with counterparties. When such transactions are entered into OTC and negotiated directly with counterparties, the Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options and synthetic transactions purchased and sold by the Fund may include options on baskets of specific securities, indices or other financial assets or instruments.
The Fund may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price at any time prior to the
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expiration of the option. A covered call option on a security is a written call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a written put option with respect to which the Fund has sold short the underlying security or to which cash or liquid securities have been placed in a segregated account on the Fund’s books (the latter, a “cash-covered put”). The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price, less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets. Options sold by the Fund need not be covered.
The Fund may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. The Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option. To close out a position as a purchaser of an option, the Investment Adviser would ordinarily effect a similar “closing sale transaction,” which involves liquidating the position by selling the option previously purchased, although the Investment Adviser could exercise the option should it deem it advantageous to do so.
The Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) with regard to the operation of the Fund under the Commodity Exchange Act (“CEA”) pursuant to Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 with respect to the Fund’s operations. Therefore, neither the Fund nor the Investment Adviser (with respect to the Fund) is currently subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. If the Investment Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.
The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the relevant currency exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.
Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Investment Adviser’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
The Investment Adviser may purchase and sell stock index futures contracts for the Fund. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.
The Investment Adviser may purchase and sell interest rate futures contracts for the Fund. An interest rate future generally represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.
The Investment Adviser may purchase and sell currency futures or commodity futures, which create an obligation to purchase or sell an amount of a specific currency or commodity, as the case may be, at a future date at a specific price.
Options on Securities Indexes. The Investment Adviser may purchase and sell for the Fund call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging purposes or non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Investment Adviser of options on stock indexes will be subject to the Investment Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.
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Warrants and Rights. Warrants are instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.
Swap Agreements. The Investment Adviser may enter into equity, interest rate, and index and currency rate swap agreements on behalf of the Fund. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Certain credit default swaps and interest rate swaps are traded on exchanges and subject to central clearing but many swaps are traded on the OTC market. OTC swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular foreign currency, or in a “basket” of reference securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.
Most OTC swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to OTC swaps is limited to the net amount of payments that a party is contractually obligated to make. If the other party to an OTC swap defaults, the Fund’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.
The Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of a reference investment over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund currently does not intend to use swaps or other derivatives in this manner.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments require the clearing of certain standardized OTC derivative instruments, such as interest rate swaps and credit default index swaps. Separately, under the trade execution requirement, swap transactions subject to the clearing requirement must be traded on either a Designated Contract Market (“DCM”) or Swap Execution Facility (“SEF”) unless no DCM “makes the swap available to trade.” In a cleared swap, the Fund’s ultimate counterparty is a central clearinghouse rather than a swap dealer, brokerage firm, bank or other financial institution. The Fund may enter into cleared swaps through an executing broker. Such transactions will then be submitted for clearing and, if cleared, will be held at regulated futures commission merchants (“FCMs”) that are members of the clearinghouse that serves as the central counterparty. When the Fund enters into a cleared swap, it must deliver to the central counterparty (via an FCM) an amount referred to as “initial margin.” Initial margin requirements are determined by the central counterparty, but an FCM may require additional initial margin above the amount required by the central counterparty. During the term of the swap agreement, a “variation margin” amount may also be required to be paid by the Fund or may be received by the Fund in accordance with margin requirements for such swap transaction and any applicable controls set for such accounts, depending upon, among other things, changes in the price of the underlying reference asset subject to the swap agreement. At the conclusion of the term of the swap agreement, if the Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If the Fund has a loss of less than the margin amount, the excess margin is returned to the Fund. If the Fund has a gain, the full margin amount and the amount of the gain is paid to the Fund.
Central clearing is designed to reduce counterparty credit risk compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant’s swap, but it does not eliminate those risks completely. There is also a risk of loss by the Fund of the initial and variation margin deposits in the event of bankruptcy of the FCM with which the Fund has an open position in a swap contract. The assets of the Fund may not be fully protected in the event of the bankruptcy of the FCM or
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central counterparty because the Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, the Fund is also subject to the risk that the FCM could use the Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty. Exchange-trading is expected to increase the liquidity of swaps trading. As a result of recent regulatory developments, certain standardized swaps are currently subject to mandatory central clearing and some of these cleared swaps must be traded on an exchange or SEF. An SEF is an electronic trading platform in which multiple market participants can execute swap transactions by accepting bids and offers made by multiple other participants on the platform. Transactions executed on an SEF may increase market transparency and liquidity but may cause the Fund to incur increased expenses to execute swaps. Central clearing should decrease counterparty risk and increase liquidity compared to bilateral swaps because central clearing interposes the central clearinghouse as the counterparty to each participant’s swap. However, central clearing does not eliminate counterparty risk or liquidity risk entirely. In addition, depending on the size of the Fund and other factors, the margin required under the rules of a clearinghouse and by a clearing member may be in excess of the collateral required to be posted by the Fund to support its obligations under a similar bilateral swap. However, the CFTC and other applicable regulators have adopted rules imposing certain margin requirements, including minimums, on uncleared swaps which may result in the Fund and its counterparties posting higher margin amounts for uncleared swaps. Requiring margin on uncleared swaps may reduce, but not eliminate, counterparty credit risk.
In addition, with respect to cleared swaps, the Fund may not be able to obtain as favorable terms as it would be able to negotiate for an uncleared swap. In addition, an FCM may unilaterally impose position limits or additional margin requirements for certain types of swaps in which the Fund may invest. Central counterparties and FCMs generally can require termination of existing cleared swap transactions at any time, and can also require increases in margin above the margin that is required at the initiation of the swap agreement. Margin requirements for cleared swaps vary on a number of factors, and the margin required under the rules of the clearinghouse and FCM may be in excess of the collateral required to be posted by the Fund to support its obligations under a similar uncleared swap. However, regulators have adopted rules imposing certain margin requirements, including minimum margin requirements, on uncleared swaps, which may result in the Fund and its counterparties posting higher margin amounts for uncleared swaps. Requiring margin on uncleared swaps may reduce, but not eliminate, counterparty credit risk.
The Fund is also subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the central counterparty would void the trade. Before the Fund can enter into a new trade, market conditions may become less favorable to the Fund.
The Investment Adviser will continue to monitor developments regarding trading and execution of cleared swaps on exchanges, particularly to the extent regulatory changes affect the Fund’s ability to enter into swap agreements and the costs and risks associated with such investments.
Lending Portfolio Securities
The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. The Fund generally will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.
Repurchases and Transfers of Shares
Repurchase Offers
As discussed in the prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion in accordance with the provisions of applicable law. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, and each such repurchase offer will generally apply to up to approximately 5% to 25% of the net assets of the Fund. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. The share repurchase program will include numerous restrictions that limit your ability to sell your Shares.
In determining whether the Fund should repurchase Shares from shareholders of the Fund (“Shareholders”) pursuant to written tenders, the Fund’s Board will consider the recommendation of the Investment Adviser. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.
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The Fund’s Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund’s Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated NAV of their Shares (which is calculated once a month at month-end) from U.S. Bancorp Fund Services, LLC, the administrator for the Fund (the “Administrator”), during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.
The Fund will record on its books a segregated account consisting of cash that the Fund has requested be withdrawn from its underlying investments, in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.
Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Investment Adviser intends to take measures (subject to such policies as may be established by the Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.
Involuntary Repurchases and Mandatory Redemptions
As noted in the prospectus, in accordance with the terms and conditions of the Agreement and Declaration of Trust, the Fund has the right to repurchase at NAV all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the Fund’s $25,0000 minimum initial investment amount. Such involuntary repurchases will be conducted in accordance with Section 23 of the 1940 Act and Rule 23c-2 thereunder.
The Fund may also, when consistent with the requirements of the Fund’s Agreement and Declaration of Trust and the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, repurchase or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•
the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•
ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Investment Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

The repurchase price payable in respect of Shares repurchased in the manner described above will be equal to the NAV of the Shareholder’s Shares as of the effective date of the applicable purchase. The repurchase of Shares by the Fund may be a taxable event to Shareholders.
Transfers of Shares
With very limited exceptions, Shares are not transferable and liquidity will be provided only through the repurchase offers that will be made from time to time by the Fund. No transfer of Shares will be permitted by the Fund unless the transferee is an “Eligible Investor” (as defined in the prospectus) and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.
The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Investment Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may
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become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.
Management of the Fund
The Trustees supervise the Fund’s affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.
Trustees and Officers
The Board of the Fund consists of ten Trustees. These same individuals also serve as directors or trustees for certain of the funds advised by the Investment Adviser and Morgan Stanley Investment Management Inc. (“MSIM”). None of the Trustees have an affiliation or business connection with the Investment Adviser or any of its affiliated persons or own any stock or other securities issued by the Investment Adviser’s parent company, Morgan Stanley. These are the “non-interested” or “Independent Trustees” as defined under the 1940 Act.
Board Structure and Oversight Function. The Board’s leadership structure features an Independent Trustee serving as Chairperson and the Board Committees described below. The Chairperson participates in the preparation of the agenda for meetings of the Board and the preparation of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson also presides at all meetings of the Board and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.
The Board of Trustees operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established six standing committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee, (4) Equity Investment Committee, (5) Fixed Income, Liquidity and Alternatives Investment Committee and (6) Risk Committee, which are each comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under the caption “Independent Trustees and the Committees.”
The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund’s affairs through various Board and committee activities. The Board has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel, risk management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the committees, as appropriate. These reports include, among others, quarterly performance reports, quarterly risk reports and discussions with members of the risk teams relating to each asset class. The Board’s committee structure allows separate committees to focus on different aspects of risk and the potential impact of these risks on some or all of the funds in the complex and then report back to the full Board. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items relevant to the Board’s risk oversight function. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.
As needed between meetings of the Board, the Board or a specific committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.
Trustees
The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience,
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qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Fund’s Governance Committee and Board of Trustees nomination process is provided below under the caption “Independent Trustees and the Committees.”
The Trustees of the Fund, their birth years, addresses, positions held, length of time served, their principal business occupations during the past five years and other relevant professional experience, the number of portfolios in the Fund Complex (described below) overseen by each Independent Trustee (as of December 31, 2025) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Investment Adviser and any registered funds that have an adviser that is an affiliate of the Investment Adviser (including, but not limited to, MSIM) (collectively, the “Morgan Stanley Funds”).
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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Frances L. Cashman c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1961	Trustee	Since February 2022	Formerly, Chief Executive Officer, Asset Management Portfolio, Delinian Ltd. (financial information) (2021-2024); Executive Vice President and various other roles, Legg Mason & Co. (asset management) (2010-2020); Managing Director, Stifel Nicolaus (2005-2010).	80
Board Member, Mutual Fund Directors Forum (2025-present); Trustee and member of Advancement and Investment Committees, Cristo Rey Jesuit High School (since December 2024); Trustee and Investment Committee Member, Georgia Tech Foundation (since June 2019); Formerly, Trustee and Chair of Marketing Committee, and Member of Finance Committee, Loyola Blakefield (2017-2023); Trustee, MMI Gateway Foundation (2017-2023); Director and Investment Committee Member, Catholic Community Foundation Board (2012-2018); Director and Investment Committee Member, St. Ignatius Loyola Academy (2011-2017); Trustee and Member of Advancement and Investment Committees, Cristo Rey Jesuit High School (since December 2024).

Kathleen A. Dennis c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1953	Trustee	Since August 2006	Chairperson of the Governance Committee (since January 2021); Chairperson of the Liquidity and Alternatives Sub-Committee of the Investment Committee (2006-2020) and Director or Trustee of various Morgan Stanley Funds (since August 2006); President, Cedarwood Associates (mutual fund and investment management consulting) (since July 2006); formerly, Senior Managing Director of Victory Capital Management (1993-2006); Senior Vice President, Chase Bank (1984-1993).	79	Board Member, University of Albany Foundation (2012-present); Board Member, Mutual Funds Directors Forum (2014-2025); Director of various non-profit organizations.
Nancy C. Everett c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1955	Trustee	Since January 2015
Chairperson of the Equity Investment Committee (since January 2021); Director or Trustee of various Morgan Stanley Funds (since January 2015); Formerly, Interim Vice President for Investment Management, Dominion Energy (2024-2025); Formerly, Chief Executive Officer, Virginia Commonwealth University Investment Company (2015-2024); Owner, OBIR, LLC (institutional investment management consulting) (since June 2014); formerly, Managing Director, BlackRock, Inc. (February 2011-December 2013) and Chief Executive Officer, General Motors Asset Management (a/k/a Promark Global Advisors, Inc.) (June 2005-May 2010).
				80
Formerly, Member of Virginia Commonwealth University School of Business Foundation (2005-2016); Member of Virginia Commonwealth University Board of Visitors (2013-2015); Member of Committee on Directors for Emerging Markets Growth Fund, Inc. (2007-2010); Chairperson of Performance Equity Management, LLC (2006-2010); and Chairperson, GMAM Absolute Return Strategies Fund, LLC (2006-2010).

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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Richard G. Gould c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1959	Trustee	Since June 2024	Global Chief Executive Officer, CLSA Ltd. (2019-2021); Chief Executive Officer, Americas, CLSA Americas, LLC (2014- 2021); Head of Global Sales, Bloomberg Tradebook, Bloomberg LP (2010-2014); Founding Member, Executive Vice President, Information Services Group (2006- 2010); Managing Director, Morgan Stanley (1990-2006); Executive Director, International Portfolio Trading & Derivatives, Morgan Stanley (1988- 1990); Vice President, International Portfolio Trading & Derivatives, Morgan Stanley (1986- 1988; Equity Derivatives Trading, Lehman Brothers (1983-1986).	80	Global Management Committee Member, CLSA (2014-2020); Broking Executive Committee Member, CLSA (2014-2020)
Eddie A. Grier c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1955	Trustee	Since February 2022	Dean, Santa Clara University Leavey School of Business (since July 2021); Dean, Virginia Commonwealth University School of Business (2010-2021); President and various other roles, Walt Disney Company (entertainment and media) (1981-2010).	80
Formerly, Director, Witt/Kieffer, Inc. (executive search) (2016-2024); Director, NuStar GP, LLC (energy) (2021-2024); Director, Sonida Senior Living, Inc. (residential community operator) (2016-2021); Director, NVR, Inc. (homebuilding) (2013-2020); Director, Middleburg Trust Company (wealth management) (2014-2019); Director, Colonial Williamsburg Company (2012-2021); Regent, University of Massachusetts Global (since 2021); Director and Chair, ChildFund International (2012-2021); Trustee, Brandman University (2010-2021); Director, Richmond Forum (2012-2019).

Jakki L. Haussler c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1957	Trustee	Since January 2015	Chairperson of the Audit Committee (since January 2023) and Director or Trustee of various Morgan Stanley Funds (since January 2015); Chairman, Opus Capital Group (since 1996); formerly, Chief Executive Officer, Opus Capital Group (1996-2019); Director, Capvest Venture Fund, LP (May 2000-December 2011); Partner, Adena Ventures, LP (July 1999-December 2010); Director, The Victory Funds (February 2005-July 2008).	80
Director, Ingram Micro Holding Corporation and Member Nominating and Corporate Governance Committee (since October 2024); Director, Vertiv Holdings Co. (VRT) (since August 2022); Director of Cincinnati Bell Inc. and Member, Audit Committee and Chairman, Governance and Nominating Committee (2008-2021); Director of Service Corporation International and Member, Audit Committee and Investment Committee; Formerly, Director, Barnes Group Inc. (2021-2025); Member of Chase College of Law Center for Law and Entrepreneurship Board of Advisors; Director of Best Transport (2005-2019); Director of Chase College of Law Board of Visitors; formerly, Member, University of Cincinnati Foundation Investment Committee.

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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Dr. Manuel H. Johnson c/o Johnson Smick International, Inc. 220 I Street, NE Suite 200 Washington, D.C. 20002 Birth Year: 1949	Trustee	Since July 1991	Senior Partner, Johnson Smick International, Inc. (consulting firm); Chairperson of the Fixed Income, Liquidity and Alternatives Investment Committee (since January 2021), Chairperson of the Investment Committee (2006-2020) and Director or Trustee of various Morgan Stanley Funds (since July 1991); Co-Chairman and a founder of the Group of Seven Council (G7C) (international economic commission); formerly, Chairperson of the Audit Committee (July 1991-September 2006); Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury.	79	Director of NVR, Inc. (home construction).
Michael F. Klein c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1958	Trustee	Since August 2006
Chairperson of the Risk Committee (since January 2021); Managing Director, Aetos Alternatives Management, LP (since March 2000); Co-President, Aetos Alternatives Management, LP (since January 2004) and Co-Chief Executive Officer of Aetos Alternatives Management, LP (since August 2013); Chairperson of the Fixed Income Sub-Committee of the Investment Committee (2006-2020) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Managing Director, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and President, various Morgan Stanley Funds (June 1998-March 2000); Principal, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management (August 1997-December 1999).
				79	Director of certain investment funds managed or sponsored by Aetos Alternatives Management, LP; Director of Sanitized AG and Sanitized Marketing AG (specialty chemicals).
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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Patricia A. Maleski c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1960	Trustee	Since January 2017	Chairperson of the Compliance and Insurance Committee (since January 1, 2025), Director or Trustee of various Morgan Stanley Funds (since January 2017); Managing Director, JPMorgan Asset Management (2004-2016); Oversight and Control Head of Fiduciary and Conflicts of Interest Program (2015-2016); Chief Control Officer - Global Asset Management (2013-2015); President, JPMorgan Funds (2010-2013); Chief Administrative Officer (2004-2013); various other positions including Treasurer and Board Liaison (since 2001).	80	Formerly, Trustee (January 2022 to March 2023), Treasurer (January 2023 to March 2023), and Finance Committee (January 2022 to March 2023), Nutley Family Service Bureau, Inc.
W. Allen Reed c/o Morgan, Lewis and Bockius LLP Counsel to the Independent Trustees One State Street Hartford, CT 06103 Birth Year: 1947	Chair of the Board and Trustee	Chair of the Board since August 2020 and Trustee since August 2006	Chair of the Boards of various Morgan Stanley Funds (since August 2020); Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Vice Chair of the Boards of various Morgan Stanley Funds (January 2020-August 2020); President and Chief Executive Officer of General Motors Asset Management; Chairman and Chief Executive Officer of the GM Trust Bank and Corporate Vice President of General Motors Corporation (August 1994-December 2005).	79	Formerly, Director of Legg Mason, Inc. (2006-2019); and Director of the Auburn University Foundation (2010-2015).
*	This is the earliest date the Trustee began serving the Morgan Stanley Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
**	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.
The executive officers of the Fund, their birth years, addresses, positions held, length of time served and their principal business occupations during the past five years are shown below (as of December 31, 2025).
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Officers*
Name, Birth Year and Address of Executive Officer	Position(s) Held with Registrant	Length of Time Served**	Principal Occupation(s) During Past 5 Years
John H. Gernon 1585 Broadway New York, NY 10036 Birth Year: 1963	President and Principal Executive Officer	Since September 2013
President and Principal Executive Officer of the Equity and Fixed Income Funds and the Morgan Stanley AIP Funds (since September 2013) and the Liquidity Funds and various money market funds (since May 2014) in the Fund Complex; Managing Director of the Investment Adviser.

Deidre A. Downes 1633 Broadway New York, NY 10019 Birth Year: 1977	Chief Compliance Officer	Since November 2021
Managing Director of the Investment Adviser (since January 2024) and Chief Compliance Officer of various Morgan Stanley Funds (since November 2021). Formerly, Vice President and Corporate Counsel at PGIM and Prudential Financial (October 2016 - December 2020).

Christopher Auffenberg 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 Birth Year: 1984	Vice President	Since May 2022	Chief Operating Officer of the AIP Hedge Fund team and Executive Director of Morgan Stanley Investment Management Inc.
Francis J. Smith 750 7th Ave New York, NY 10019 Birth Year: 1965	Treasurer and Principal Financial Officer	Treasurer since July 2003 and Principal Financial Officer since September 2002
Managing Director of the Investment Adviser and various entities affiliated with the Investment Adviser; Treasurer (since July 2003) and Principal Financial Officer of various Morgan Stanley Funds (since September 2002).

Michael J. Key 1585 Broadway New York, NY 10036 Birth Year: 1979	Vice President	Since June 2017
Vice President of the Equity and Fixed Income Funds, Liquidity Funds, various money market funds and the Morgan Stanley AIP Funds in the Fund Complex (since June 2017); Managing Director of the Adviser; Head of Product Development for Equity and Fixed Income Funds (since August 2013).

Deidre E. Walsh 1 Post Office Square Boston, MA 02109 Birth Year: 1971	Secretary and Chief Legal Officer	Since June 2025
Managing Director (since 2021) and Chief Legal Officer (since 2025) of the Adviser and various entities affiliated with the Adviser; Vice President of various entities affiliated with the Adviser (since 2021); Secretary (since 2025) and Chief Legal Officer (since 2025) of various Morgan Stanley Funds.

*	In addition, the following individual who is an officer of the Investment Adviser or its affiliates serves as assistant secretary of the Fund: Allan Fajardo. The following individuals who are officers of the Investment Adviser or its affiliates also serve as assistant treasurers of the Fund: Lee Spector, Jason Hirsch, Margaret Watt and Dwayne Coit.
**	This is the earliest date the officer began serving the Morgan Stanley Funds. Each officer serves an indefinite term, until his or her successor is elected.
It is a policy of the Fund’s Board that each Trustee shall invest in any combination of the Morgan Stanley Funds that the Trustee determines meets his or her own specific investment objectives, without requiring any specific investment in any particular Fund. The Board has adopted a policy that Trustees are expected to retire no later than the end of the year they reach the age of 78. The Board’s Governance Committee has discretion to grant waivers from this retirement policy under special circumstances, including for Trustees to continue serving in Chair or Chair-related roles beyond the retirement age. Current Trustees who have reached the age of 75 as of January 1, 2021, are grandfathered as exceptions to the retirement policy and may continue to serve on a Board until the end of the year in which they turn 80 years of age.
For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Investment Adviser and MSIM) for the calendar year ended December 31, 2025, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2025)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2025)
Independent:
Frances L. Cashman	None	None
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Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2025)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2025)
Kathleen A. Dennis	None	over $100,000
Nancy C. Everett	None	over $100,000
Richard G. Gould	None	over $100,000
Eddie A. Grier	None	None
Jakki L. Haussler	None	over $100,000
Manuel H. Johnson	None	over $100,000
Michael F. Klein[1]	None	over $100,000
Patricia A. Maleski	None	over $100,000
W. Allen Reed[1]	None	over $100,000
1	Includes the total amount of compensation deferred by the Trustee at his election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Morgan Stanley Funds (or portfolio thereof) that are offered as investment options under the plan.
As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.
As of January 1, 2026, the Trustees and officers of the Fund, as a group, owned less than 1% of the outstanding Shares of the Fund.
Independent Trustees and the Committees
Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has six committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee, (4) Equity Investment Committee, (5) Fixed Income, Liquidity and Alternatives Investment Committee and (6) Risk Committee.
The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. The Fund does not have a Rule 12b-1 plan.
The Board of Trustees has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “1934 Act”), as amended. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.
The members of the Audit Committee of the Fund are Eddie A. Grier, Jakki L. Haussler and Nancy C. Everett. None of the members of the Fund’s Audit Committee is an “interested person,” as defined under the 1940 Act, of the Fund (with such disinterested Trustees being “Independent Trustees” or individually, “Independent Trustee”). Each Independent Trustee is also “independent” from the Fund under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The Chairperson of the Audit Committee of the Fund is Jakki L. Haussler.
The Board of Trustees of the Fund also has a Governance Committee. The Governance Committee identifies individuals qualified to serve as Independent Trustees on the Fund’s Board and on committees of the Board and recommends such qualified individuals for nomination by the Fund’s Independent Trustees as candidates for election as Independent Trustees, advises the Fund’s Board with respect to Board composition, procedures and committees, develops and recommends to the Fund’s Board a set of corporate
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governance principles applicable to the Fund, monitors and makes recommendations on corporate governance matters and policies and procedures of the Fund’s Board of Trustees and any Board committees and oversees periodic evaluations of the Fund’s Board and its committees. The members of the Governance Committee of the Fund are Kathleen A. Dennis, Patricia A. Maleski, Michael F. Klein, Manuel H. Johnson and W. Allen Reed, each of whom is an Independent Trustee. In addition, W. Allen Reed (as Chair of the Board of the Morgan Stanley Funds) periodically may attend other operating committee meetings. The Chairperson of the Governance Committee is Kathleen A. Dennis.
The Fund does not have a separate nominating committee. While the Fund’s Governance Committee recommends qualified candidates for nominations as Independent Trustees, the Board of Trustees of the Fund believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, all the Independent Trustees participate in the selection and nomination of candidates for election as Independent Trustees for the Fund. Persons recommended by the Fund’s Governance Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Fund’s Board as they deem appropriate, they will consider nominations from Shareholders to the Board. Nominations from Shareholders should be in writing and sent to the Independent Trustees as described below under the caption “Shareholder Communications.”
The Board formed the Compliance and Insurance Committee to address insurance coverage and oversee the compliance function for the Fund and the Board. The Compliance and Insurance Committee consists of Kathleen A. Dennis, Patricia A. Maleski and Richard G. Gould, each of whom is an Independent Trustee. The Chairperson of the Compliance and Insurance Committee is Patricia A. Maleski.
The Equity Investment Committee and the Fixed Income, Liquidity and Alternatives Investment Committee oversee the Trust’s portfolio investment process and review the performance of the Trust’s investments. The Equity Investment Committee and the Fixed Income, Liquidity and Alternatives Investment Committee also recommend to the Board to approve or renew the Trust’s Investment Advisory and Administration Agreements. Each Investment Committee focuses on the Trust’s primary areas of investment, namely equities, fixed income and alternatives. Kathleen A. Dennis, Nancy C. Everett, Eddie A. Grier, Jakki L. Haussler, Michael F. Klein and Richard G. Gould are members of the Equity Investment Committee. The Chairperson of the Equity Investment Committee is Nancy C. Everett. Frances L. Cashman, Manuel H. Johnson and Patricia A. Maleski are members of the Fixed Income, Liquidity and Alternatives Investment Committee. The Chairperson of the Fixed Income, Liquidity and Alternatives Investment Committee is Manuel H. Johnson.
The Risk Committee assists the Board in connection with the oversight of the Trust’s key risks, including investment risks, operational risks, and risks posed by the Trust’s service providers as well as the effectiveness of the guidelines, policies and processes for monitoring and mitigating such risks. The members of the Risk Committee of the Trust are Frances L. Cashman, Manuel H. Johnson, Michael F. Klein and W. Allen Reed, each of whom is an Independent Trustee. The Chairperson of the Risk Committee is Michael F. Klein.
During the Fund’s fiscal year ended September 30, 2025, the Board of Trustees held the following meetings:

Number of Meetings:
Board of Trustees	6
Committee
Audit Committee	4
Governance Committee	4
Compliance and Insurance Committee	4
Equity Investment Committee	5
Fixed Income, Liquidity and Alternatives Investment Committee	5
Risk Committee	4
Experience, Qualifications and Attributes
The Board has concluded, based on each Trustee’s experience, qualifications and attributes that each Board member should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion.
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With more than 30 years of experience in the financial services industry, Ms. Cashman possesses valuable insights and expertise regarding governance, marketing, communications, and strategy. Ms. Cashman previously served as Chief Executive Officer of the Asset Management Portfolio of Delinian Ltd. Prior to that, Ms. Cashman spent over 20 years at Legg Mason & Co., ultimately serving as Executive Vice President and Global Head of Marketing and Communications. She has gained valuable experience as Director of two investment management entities and as a distribution leader reporting to boards of other mutual funds. In addition, Ms. Cashman also serves as Trustee for the Georgia Tech Foundation. In addition, Ms. Cashman also serves as a Director on the Board of the Mutual Fund Directors Forum and Trustee and Member of the Advancement and Investment Committees of Cristo Rey Jesuit High School.
Ms. Dennis has over 25 years of business experience in the financial services industry and related fields including serving as a Director or Trustee of various other funds in the Fund Complex, where she serves as Chairperson of the Governance Committee. Ms. Dennis possesses a strong understanding of the regulatory framework under which investment companies must operate based on her years of service to this Board and her position as Senior Managing Director of Victory Capital Management. Ms. Dennis also formerly served as a director on the Board of the Mutual Fund Directors Forum.
Ms. Everett has over 35 years of experience in the financial services industry, including roles with both registered investment companies and registered investment advisers. Ms. Everett serves as the Chairperson of the Equity Investment Committee. By serving on the boards of other registered funds, such as GMAM Absolute Return Strategies Fund, LLC and Emerging Markets Growth Fund, Inc., Ms. Everett has acquired significant experience with financial, accounting, investment and regulatory matters. Ms. Everett is also a Chartered Financial Analyst.
With over 30 years of global experience in the financial services industry, Mr. Gould brings extensive expertise in managing and developing diverse businesses within financial organizations. Mr. Gould’s approach to management combines strategic perspective with deep global operations experience. Throughout his career in finance, he has held executive positions at firms including Lehman Brothers, Morgan Stanley, Information Services Group (ISG), Bloomberg LP, and CLSA Americas (CLSA). Mr. Gould began his career as an equity derivatives options trader at Lehman Brothers. He then transitioned to Morgan Stanley to start its Non-US Derivatives and Global Portfolio trading business, where he eventually became a Managing Director and held a diverse set of senior positions, heading the firm’s various business lines in New York, London, and Tokyo. After his tenure with Morgan Stanley, Mr. Gould began a new venture as a Founding Member and Executive Vice President of ISG, a special purpose acquisition company. After successfully taking ISG public, Mr. Gould joined Bloomberg Tradebook as its Head of Global Sales and built a sales organization around the firm’s fixed income, equities derivatives, FX products, and logarithmic trading platform. Mr. Gould next held Chairman, CEO, and other executive roles within CLSA and its global affiliates. At CLSA, he provided strategic leadership for the company and its affiliates, establishing and implementing long range goals, strategies, plans, and policies. He was also a member of the CLSA Global Management Committee and the CLSA Broking Executive Committee, further contributing to his governance experience.
During the course of a career spanning more than 40 years in both academia and industry, Mr. Grier has gained substantial experience in management, operations, finance, marketing, and oversight. Mr. Grier is the Dean of Santa Clara University’s Leavey School of Business. Prior to that, Mr. Grier was the Dean of the Virginia Commonwealth University School of Business. Before joining academia, Mr. Grier spent 29 years at the Walt Disney Company where he served in various leadership roles, including as President of the Disneyland Resort. Mr. Grier also gained substantial oversight experience serving on the boards of Sonia Senior Living, Inc. (formerly, Capital Senior Living Corporation), NVR, Inc., and Middleburg Trust Company. In addition, Mr. Grier currently serves as Regent of University of Massachusetts Global. Mr. Grier is also a Certified Public Accountant. Mr. Grier formerly served as a Director of Witt/Kiefer, Inc., and Director of NuStar GP, LLC.
With more than 30 years of experience in the financial services industry, including her years of entrepreneurial and managerial experience in the development and growth of Opus Capital Group, Ms. Haussler brings a valuable perspective to the Fund’s Board, where she serves as the Chairperson of the Audit Committee. Through her role at Opus Capital and her service as a director of several venture capital funds and other boards, Ms. Haussler has gained valuable experience dealing with accounting principles and evaluating financial results of large corporations. She is a certified public accountant (inactive) and a licensed attorney in the State of Ohio (inactive). The Board has determined that Ms. Haussler is an “audit committee financial expert” as defined by the SEC.
In addition to his tenure as a Director or Trustee of various other funds in the Fund Complex, where he currently serves as the Chairperson of the Fixed Income, Liquidity and Alternatives Investment Committee and formerly served as Chairperson of the Audit Committee, Dr. Johnson has also served as an officer or a board member of numerous companies for over 20 years. These positions included Co-Chairman and a founder of the Group of Seven Council, Director of NVR, Inc., Director of Evergreen Energy and Director of Greenwich Capital Holdings. He also has served as Vice Chairman of the Board of Governors of the Federal Reserve
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System and Assistant Secretary of the U.S. Treasury. In addition, Dr. Johnson also served as Chairman of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, for seven years.
Through his prior positions as a Managing Director of Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and as President and a Trustee of the Morgan Stanley Institutional Funds, Mr. Klein has experience in the management and operation of registered investment companies, enabling him to provide management input and investment guidance to the Board. Mr. Klein is the Chairperson of the Risk Committee. Mr. Klein also has extensive experience in the investment management industry based on his current positions as Managing Director and Co-Chief Executive Officer and Co-President of Aetos Alternatives Management, LP and as a Director of certain investment funds managed or sponsored by Aetos Alternatives Management, LP. In addition, he also has experience as a member of the board of other funds in the Fund Complex.
In addition to her tenure as a Director or Trustee of various other funds in the Fund complex, where she currently serves as the Chairperson of the Compliance and Insurance Committee, Ms. Maleski has over 30 years of experience in the financial services industry and extensive experience with registered investment companies. Ms. Maleski is the Chairperson of the Compliance and Insurance Committee. Ms. Maleski began her career as a certified public accountant at Price Waterhouse LLP (“PW”) and was a member of PW’s Investment Company Practice. After a brief stint at the Bank of New York, Ms. Maleski began her affiliation with the JPMorgan Funds, at the Pierpont Group and then with J.P. Morgan Investment Management Inc. From 2001-2013, Ms. Maleski held roles with increasing responsibilities, from Vice President and Board Liaison, Treasurer and Principal Financial Officer, Chief Administrative Officer and finally President and Principal Executive Officer for the JPMorgan Fund complex. Between 2013 and 2016, Ms. Maleski served as Global Head of Oversight and Control of JPMorgan Asset Management and then as Head of JPMorgan Chase’s Fiduciary and Conflicts of Interest Program. Ms. Maleski has extensive experience in the management and operation of funds in addition to regulatory and accounting and valuation matters.
Mr. Reed has experience on investment company boards and is experienced with financial, accounting, investment and regulatory matters through his prior service as a Director of iShares, Inc. and his service as Chair of the Board and as Trustee or Director of other funds in the Fund Complex. Mr. Reed also gained substantial experience in the financial services industry through his prior positions as a Director of Legg Mason, Inc. and as President and CEO of General Motors Asset Management.
The Trustees’ principal occupations and other relevant professional experience during the past five years or more are shown in the above tables.
Advantages of Having the Same Individuals as Trustees for the Morgan Stanley Funds
The Independent Trustees and the Fund’s management believe that having the same Independent Trustees for each of the Morgan Stanley Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the Funds or even of sub-groups of Funds. They believe that having the same individuals serve as Independent Trustees of all the Morgan Stanley Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund’s service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Additionally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Morgan Stanley Funds.
Shareholder Communications
Shareholders may send communications to the Fund’s Board of Trustees. Shareholders should send communications intended for the Fund’s Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.
Compensation
Each Trustee (except for the Chair of the Boards) receives an annual retainer fee of $350,000 for serving as a Trustee of the Morgan Stanley Funds.
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The Audit Committee Chairperson receives an additional annual retainer fee of $80,000, the Equity Investment Committee Chairperson, Fixed Income, Liquidity and Alternatives Committee Chairperson and Risk Committee Chairperson each receive an additional annual retainer fee of $50,000, the Governance Committee Chairperson receives an additional annual retainer fee of $60,000 and the Compliance and Insurance Committee Chairperson receives an additional annual retainer fee of $65,000. The aggregate compensation paid to each Trustee is paid by the Morgan Stanley Funds, and is allocated on a pro rata basis among each of the operational funds of the Morgan Stanley Funds based on the relative net assets of each of the Morgan Stanley Funds. The Chair of the Boards receives a total annual retainer fee of $630,000 for his services provided to each Board.
The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees of the Fund who are employed by the Investment Adviser receive no compensation or expense reimbursement from the Fund for their services as Trustee.
Effective April 1, 2004, the funds in the Fund Complex began a Deferred Compensation Plan (the “DC Plan”), which allows each Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Morgan Stanley Funds that are offered as investment options under the DC Plan. At the Trustee’s election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The rights of an eligible Trustee and the beneficiaries to the amounts held under the DC Plan are unsecured and such amounts are subject to the claims of the creditors of the Fund.
Prior to April 1, 2004, certain Morgan Stanley Funds maintained a similar Deferred Compensation Plan (the “Prior DC Plan”), which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. Generally, the DC Plan amends and supersedes the Prior DC Plan and all amounts payable under the Prior DC Plan are now subject to the terms of the DC Plan (except for amounts paid during the calendar year 2004, which remain subject to the terms of the Prior DC Plan).
The following table shows aggregate compensation payable to each of the Fund’s Trustees from the Fund for the fiscal year ended September 30, 2025 and the aggregate compensation payable to each of the Funds’ Trustees by the Fund Complex (which includes all of the Morgan Stanley Funds) for the calendar year ended December 31, 2025.

Compensation[1]
Name of Independent Trustee	Aggregate Compensation from the Fund[2]	Total Compensation from the Fund Complex Payable to Trustees[3]
Independent:
Frank L. Bowman[2]	$1,454	$350,000
Frances L. Cashman[4]	1,453	350,000
Kathleen A. Dennis	1,704	410,000
Nancy C. Everett	1,661	400,000
Richard Gould	1,454	350,000
Eddie A. Grier	1,453	350,000
Jakki L. Haussler	1,785	430,000
Manuel H. Johnson	1,662	400,000
Michael F. Klein[3],[4]	1,663	400,000
Patricia A. Maleski	1,723	415,000
W. Allen Reed[4]	2,617	630,000
1	Includes all amounts paid for serving as director/trustee of the funds in the Fund Complex, as well as serving as Chairperson of the Boards or a Chairperson of a Committee or Sub-Committee.
2	Mr. Bowman retired from the Board of Trustees on December 31, 2025.
3	The amounts shown represent the aggregate compensation before deferral with respect to the Fund’s fiscal year. The following Trustees deferred compensation from the Fund during the fiscal year ended September 30, 2025: Mr. Klein, $1,663.
4	The amounts shown represent the aggregate compensation paid by all of the funds in the Fund Complex as of December 31, 2025 before deferral by the Trustees under the DC Plan. As of December 31, 2025, the value (including interest) of the deferral accounts across the Fund Complex for Ms. Cashman and Messrs. Klein and Reed pursuant to the deferred compensation plan was $379,190, $5,531,516 and $3,634,166, respectively. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown are presented on a calendar year basis.
Prior to December 31, 2003, 49 of the Morgan Stanley Funds (the “Adopting Funds”) had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an “Eligible Trustee”) would have been entitled to retirement payments, based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Trustee was frozen, and
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will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee’s retirement as shown in the table below.
The following table illustrates the retirement benefits accrued to the Fund’s Independent Trustees by the Adopting Funds for the calendar year ended December 31, 2025, and the estimated retirement benefits for the Independent Trustees from the Adopting Funds for each calendar year following retirement. Only the Trustees listed below participated in the retirement program.

Name of Independent Trustee	Retirement Benefits Accrued as Fund Expenses By All Adopting Funds[1]	Estimated Annual Benefits Upon Retirement[2] From All Adopting Funds
Manuel H. Johnson	$(18,020)	$50,135
1	Mr. Johnson’s retirement expenses are negative due to the fact that his retirement date has been extended and therefore his expenses have been over accrued.
2	Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee’s life.
Code of Ethics
Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Investment Adviser and Morgan Stanley Distribution, Inc. (collectively the “Codes of Ethics”). The Codes of Ethics are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.
The Codes of Ethics apply to the personal investing activities of Trustees and officers of the Fund, the Investment Adviser, and Morgan Stanley Distribution, Inc. (“Access Persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes of Ethics are complied with). Under the Codes of Ethics, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes of Ethics are on file with the SEC, and are available to the public.
Investment Advisory and Distribution Agreements
The Investment Adviser is a wholly owned subsidiary of Morgan Stanley. The principal offices of Morgan Stanley are located at 1585 Broadway, New York, NY 10036 and the principal offices of the Investment Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428.
Pursuant to an investment advisory agreement with the Fund (the “Investment Advisory Agreement”), the Investment Adviser receives compensation for providing investment advisory services in the amounts described below. If the Investment Adviser receives compensation for providing management services to one or more wholly-owned and controlled Subsidiaries formed by the Fund, the Investment Adviser will not receive compensation from the Fund in respect of the assets of the Fund that are invested in the Subsidiary (i.e., the compensation paid to the Investment Adviser for services to the Fund is calculated based on the Fund’s average daily Managed Assets as described below).
Advisory Fees
The Investment Adviser provides investment advice and portfolio management services pursuant to the Investment Advisory Agreement and, subject to the supervision of the Fund’s Board of Trustees, makes the Fund’s day-to-day investment decisions, arranges for the execution of portfolio transactions and generally manages the Fund’s investments. In consideration of the advisory and other services provided by the Investment Adviser to the Fund, the Fund pays the Investment Adviser an advisory fee (the “Management Fee”), monthly, at the rate of 0.0625% (0.75% on an annualized basis) of the value of the Fund’s average daily Managed Assets as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) for the services it provides. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). For the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund incurred $22,421,802, $17,927,550, and $12,644,961, respectively, in Management Fees.
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The Investment Adviser has contractually agreed, until at least February 1, 2027, to a reduction in the fees payable to it and/or to reimburse the Fund, if necessary, if such fees would cause the total annual operating expenses of the Fund to exceed 2.00% of the Fund’s average annual Managed Assets. For the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025 the Management Fee waiver was $0, $0 and $0, respectively. In determining the actual amount of the fee waiver and/or expense reimbursement for the Fund, if any, the Investment Adviser excludes from Fund expenses Platform Fees, Extraordinary Expenses and the following investment related expenses: foreign country tax expense and borrowing costs. “Extraordinary Expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.
Approval of the Investment Advisory Agreement
The Investment Advisory Agreement was last approved by the Fund’s Board (including a majority of the Independent Trustees) at a meeting held in person on June 24-25, 2025. The Investment Advisory Agreement of the Fund had an initial term of two years from the date of its execution. The Investment Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Investment Adviser. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
A discussion of the factors considered by the Fund’s Board of Trustees in approving the renewal of the Investment Advisory Agreement is set forth in the Fund’s annual report to Shareholders for the fiscal year ended September 30, 2025.
The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Advisory Agreement, the Investment Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.
Distributor
Morgan Stanley Distribution, Inc. (the “Distributor”), a wholly owned subsidiary of Morgan Stanley, serves as the Fund’s distributor pursuant to a distribution agreement. The principal office of Morgan Stanley Distribution, Inc. is located at 1585 Broadway, New York, NY 10036. Under the distribution agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as sole distributor of the Fund’s Shares. The distribution agreement continues in effect so long as such continuance is approved at least annually by the Fund’s Board, including a majority of those Trustees who are not parties to such distribution agreement nor interested persons of any such party.
Other Accounts Managed by the Portfolio Managers
Because the portfolio managers may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Investment Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Investment Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Investment Adviser’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Investment Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Investment Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Investment Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.
The following table shows information regarding accounts (other than the Fund and AIP Alternative Lending Fund P (the “Feeder Fund”)) managed by each named portfolio manager as of September 30, 2025:
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Mark L. W. van der Zwan Ken Michlitsch Jarrod Quigley Johan Detter	Number of Accounts	Total Assets in Accounts ($ billion)
Registered Investment Companies	1	$283.71
Other Pooled Investment Vehicles[1]	24	$4,234.86
Other Accounts[1]	90	$10,414.50
1	Of these other accounts, 60 accounts with a total of approximately $7,636.55 billion in assets had performance-based fees.
Securities Ownership of Portfolio Managers
As of September 30, 2025, the dollar range of securities beneficially owned (or held notionally through IMAP) by each portfolio manager in the Fund is shown below:

Mark L. W. van der Zwan:	$500,001-$1 million
Ken Michlitsch:	$100,001-$500,000
Jarrod Quigley:	$100,001-$500,000
Johan Detter:	$10,001-$50,000
Portfolio Manager Compensation Structure
Morgan Stanley’s compensation structure is based on a total reward system of base salary and incentive compensation, which is paid either in the form of cash bonus, or for employees meeting the specified deferred compensation eligibility threshold, partially as a cash bonus and partially as mandatory deferred compensation. Deferred compensation may be granted as a deferred cash award under the Investment Management Alignment Plan (“IMAP”), as an equity-based award or as a deferred incentive compensation award under another Firm compensation plan. The portion of incentive compensation granted in the form of a deferred compensation award and the terms of such awards are determined annually by the Compensation, Management Development and Succession Committee (“CMDS”) of the Morgan Stanley Board of Directors.
Base salary compensation. Generally, portfolio managers receive base salary compensation based on the level of their position with the Investment Adviser.
Incentive compensation. In addition to base compensation, portfolio managers may receive discretionary year-end compensation.
Incentive compensation may include:

•	Cash bonus.

•	Deferred Compensation:

–
A mandatory program that defers a portion of incentive compensation into restricted stock units or other awards based on Morgan Stanley common stock or other plans that are subject to vesting and other conditions

–
IMAP is a cash-based deferred compensation plan designed to increase the alignment of participants’ interests with the interests of the Investment Adviser’s clients. For eligible employees, a portion of their deferred compensation is mandatorily deferred into IMAP on an annual basis. Deferred incentive awards granted under IMAP are notionally invested in referenced funds advised by the Investment Adviser or its affiliates. Portfolio managers must notionally invest at least 25% of their IMAP award in a combination of the designated funds managed by the portfolio manager that are included in the IMAP notional investment menu.

–
Deferred compensation awards are typically subject to vesting over a multi-year period and are cancellable in the event the employee terminates employment prior to the vesting date (other than for reasons of death, disability, retirement and involuntary termination not involving a cancellation event). Prior to distribution, deferred compensation awards are also subject to cancellation and clawback in the event the employee engages in certain proscribed behavior, including, without limitation, if the employee engages in “cause” (i.e., any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties) and if the employee takes any action, or fails to take any action (including with respect to direct supervisory responsibilities) where such action or omission: causes a restatement of the Firm’s consolidated financial results; constitutes a violation of the Firm’s Global Risk Management Principles, Policies

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and Standards; or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies.

Eligibility for, and the amount of any, incentive compensation is subject to a multi-dimensional process. Specifically, consideration is given to one or more of the following factors, which can vary by portfolio management team and circumstances:

•	Revenue and profitability of the business and/or each fund/accounts managed by the portfolio manager;

•	Revenue and profitability of the Firm;

•	Return on equity and risk factors of both the business units and Morgan Stanley;

•	Assets managed by the portfolio manager;

•	External market conditions;

•	New business development and business sustainability;

•	Contribution to client objectives;

•	Team, product and/or Investment Management performance;

•
The pre-tax investment performance of the funds/accounts managed by the portfolio manager (which may, in certain cases, be measured against the applicable benchmark(s) and/or peer group(s) over one-, three- and five-year periods); and

•	Individual contribution and performance.

The Firm has a Global Incentive Compensation Discretion Policy, approved by the CMDS. This policy sets forth standards for the appropriate exercise of managerial discretion in determining the level of incentive compensation to be awarded to an employee. This policy specifically provides that all managers must consider whether an employee managed risk appropriately and effectively managed and supervised the risk control practices of his or her employee reports during the performance year. For the Firm’s material risk takers, managers are required to document their decision making process for discretionary compensation. Managers are trained on these requirements annually and are required to certify compliance with the applicable requirements. The Policy is reviewed at least annually, and updated as needed.
Fund Expenses
The Investment Adviser bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses related to its investment program. The Investment Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s expenses.
Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•
all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement and with reviewing potential investments;

•	fees relating to use of pricing service(s);

•	fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

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•	the Management Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Investment Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.
The Fund bears certain ongoing offering expenses associated with the Fund’s continuous offering of Shares (mostly printing expenses). Offering expenses cannot be deducted by the Fund or the Shareholders.
“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings; indemnification expenses; and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.
Proxy Voting Policies and Procedures and Proxy Voting Record
While it is unlikely that the Fund will hold voting securities on a regular basis pursuant to its stated investment policies, the Fund may, from time to time, hold voting securities in an investment fund and may at some point vote a proxy. The Board of Trustees believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. As such, the Trustees have delegated the responsibility to vote such proxies to the Investment Adviser. The following is a summary of the Investment Adviser’s Proxy Voting Policy (“Proxy Policy”).
The Investment Adviser uses its best efforts to vote proxies on securities held in the Fund as part of its authority to manage, acquire and dispose of Fund assets. In this regard, the Investment Adviser has formed a Proxy Review Committee (“Committee”) comprised of senior investment professionals that is responsible for creating and implementing the Proxy Policy. The Committee meets monthly but may meet more frequently as conditions warrant. The Proxy Policy provides that the Investment Adviser will vote proxies in the best interests of clients consistent with the objective of maximizing long term investment returns. The Proxy Policy provides that the Investment Adviser will generally vote proxies in accordance with pre-determined guidelines contained in the Proxy Policy. The Investment Adviser may vote in a manner that is not consistent with the pre-determined guidelines, provided that the vote is approved by the Committee. The Investment Adviser will generally not vote a proxy if it has sold the affected security between the record date and the meeting date.
The Proxy Policy provides that, unless otherwise determined by the Committee, votes will be cast in the manner described below:

•	Generally, routine proposals will be voted in support of management.

•	With regard to the election of directors, where no conflict exists and where no specific governance deficiency has been noted, votes will be cast in support of management’s nominees.

•
The Investment Adviser will vote in accordance with management’s recommendation with respect to certain non-routine proposals (i.e., reasonable capitalization changes, stock repurchase programs, stock splits, certain compensation-related matters, certain anti-takeover measures, etc.).

•
The Investment Adviser will vote against certain non-routine proposals (i.e., unreasonable capitalization changes, establishment of cumulative voting rights for the election of directors, requiring supermajority Shareholder votes to amend by-laws, indemnification of auditors, etc.).

•
The Investment Adviser will vote in its discretion with respect to certain non-routine proposals (i.e., mergers, acquisitions, take-overs, spin-offs, etc.), which may have a substantive financial or best interest impact on an issuer.

•
The Investment Adviser will vote for certain proposals it believes call for reasonable charter provisions or corporate governance practices (i.e., requiring auditors to attend annual Shareholder meetings, requiring that members of compensation, nominating and audit committees be independent, reducing or eliminating supermajority voting requirements, etc.).

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•
The Investment Adviser will vote against certain proposals it believes call for unreasonable charter provisions or corporate governance practices (i.e., proposals to declassify boards, proposals to require a company to prepare reports that are costly to provide or that would require duplicative efforts or expenditure that are of a non-business nature or would provide no pertinent information from the perspective of institutional Shareholders, etc.).

•
Certain other proposals (i.e., proposals requiring directors to own large amounts of company stock to be eligible for election; requiring diversity of board membership relating to broad based social, religious or ethnic groups; limiting retirement benefits or executive compensation; etc.) generally are evaluated by the Committee based on the nature of the proposal and the likely impact on Shareholders.

Conflicts of Interest
If the Investment Adviser’s Committee determines that an issue raises a material conflict of interest, or gives rise to a potential material conflict of interest, the Committee will request a special committee to review, and recommend a course of action with respect to, the conflict in question, and the Committee will have sole discretion to cast a vote.
Third-Parties
To assist in its responsibility for voting proxies, the Investment Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Investment Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Investment Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Committee would carefully monitor and supervise the services provided by any Research Providers.
Further Information
For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available on our web site at www.morganstanley.com/funds and on the SEC’s web site at www.sec.gov.
Potential Conflicts of Interest
The Investment Adviser and/or its affiliates (together “Morgan Stanley”) provide a broad array of discretionary and non-discretionary investment management services and products for institutional accounts and individual investors. In addition, Morgan Stanley is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions and other activities. Investors should be aware that there will be occasions when Morgan Stanley may encounter potential conflicts of interest in connection with its investment management services. In that regard, former Morgan Stanley officers or directors may have investments in or serve as Board members or officers of one or more Platforms—the Investment Adviser will invest the Fund’s assets consistent with the Fund’s investment objective and strategy without respect to such investments or service by former Morgan Stanley officers or directors. The Fund may purchase equity interests in Platforms (including common stock of such Platforms that are also sourcing alternative lending securities for the Fund) pursuant to the Fund’s investment program.
Other Accounts. In addition to responsibilities with respect to the management and investment activities of the Fund, the Investment Adviser and its affiliates may have similar responsibilities with respect to various other existing and future pooled investment vehicles and client accounts. Such other private investment funds, registered investment companies and any other existing or future pooled investment vehicles and separately managed accounts advised or managed by the Investment Adviser or any of its affiliates are referred to in this Prospectus collectively as the “Other Accounts.” The existence of such multiple vehicles and accounts necessarily creates a number of potential conflicts of interest.
Investment Activities of the Funds and Other Accounts. In the course of providing investment advisory or other services to Other Accounts, the Investment Adviser and its affiliates might come into possession of material, nonpublic information that affects the Investment Adviser’s ability to buy, sell or hold Fund investments. In addition, affiliates of the Investment Adviser might own, and effect transactions in, securities of companies which the Investment Adviser and/or its affiliates cover in investment research materials or to whom affiliates of the Investment Adviser provide investment banking services or make a market in such securities, or in which the Investment Adviser, its affiliates and their respective shareholders, members, managers, partners, directors, officers and employees have positions of influence or financial interests. As a result, such persons might possess information relating to such securities that is not known to the individuals of the Investment Adviser responsible for managing the Fund’s investments, or might be subject to confidentiality or other restrictions by law, contract or internal procedures.
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The terms under which the Investment Adviser and its affiliates provide management and other services to Other Accounts may differ significantly from those applicable to the Fund. In particular, arrangements with certain Other Accounts might provide for the Investment Adviser and its affiliates to receive fees that are higher than the Advisory Fees payable by Shareholders of the Fund. The Investment Adviser does not receive performance-based compensation in respect of its investment management activities on behalf of the Fund, but may simultaneously manage Other Accounts for which the Investment Adviser receives greater fees or other compensation (including performance-based fees or allocations) than it receives in respect of the Fund, which may create a conflict of interest.
Potential conflicts also may arise due to the fact that certain securities or instruments may be held in some Other Accounts but not in the Fund, or certain Other Accounts may have different levels of holdings in certain securities or instruments than those of the Fund. In addition, the Investment Adviser or its affiliates may give advice or take action with respect to the investments of one or more Other Accounts that may not be given or taken with respect to the Fund or Other Accounts with similar investment programs, objectives, and strategies. Accordingly, the Fund and Other Accounts with similar strategies may not hold the same securities or instruments or achieve the same performance. The Investment Adviser and its affiliates also may advise Other Accounts with conflicting programs, objectives or strategies. Different clients, including funds advised by the Investment Adviser or an affiliate, may invest in different classes of securities of the same issuer, depending on the respective client’s investment objectives and policies. As a result, the Investment Adviser and its affiliates may at times seek to satisfy their fiduciary obligations to certain Other Accounts owning one class of securities of a particular issuer by pursuing or enforcing rights on behalf of such Other Accounts with respect to such class of securities, and those activities may have an adverse effect on the Fund or certain Other Accounts, which may own a different class of securities of such issuer. In addition, potential conflicts may also arise where the Fund invests in assets sourced by an origination platform in which an Other Account has an economic interest, as such Fund investments could indirectly benefit an Other Account and the Adviser (by virtue of the Adviser’s compensation arrangement with such Other Account).
Allocation of Investment Opportunities between Funds and Other Accounts. The Investment Adviser expects to conduct the Fund’s investment program in a manner that is similar to the investment programs of certain of the Other Accounts, particularly where the investment objectives and policies of Other Accounts overlap (in whole or in part) with those of the Fund. However, there are or are expected to be differences among the Fund and the Other Accounts with respect to investment objectives, investment strategies, investment parameters and restrictions, portfolio management personnel, tax considerations, liquidity considerations, legal and/or regulatory considerations, asset levels, timing and size of investor capital contributions and withdrawals, cash flow considerations, available cash, market conditions and other criteria deemed relevant by the Investment Adviser and its affiliates (the nature and extent of the differences will vary from fund to fund). Furthermore, the Investment Adviser may manage or advise multiple Accounts (including Other Accounts in which Morgan Stanley and its personnel have an interest) that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This creates potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited.
Notwithstanding these differences, there may be circumstances where the Fund and all Other Accounts participate in parallel investment transactions at the same time and on the same terms. The Investment Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and any Other Account. To the extent that the Investment Adviser seeks to acquire the same security at the same time for more than one client account, it may not be possible to acquire a sufficiently large quantity of the security, or the price at which the security is obtained for clients may vary. Similarly, clients may not be able to obtain the same price for, or as large an execution of, an order to sell a particular security when the Investment Adviser is trading for more than one account at the same time. If the Investment Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Investment Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall.
Transactions with Affiliates. The Investment Adviser might purchase securities from underwriters or placement agents in which an affiliate is a member of a syndicate or selling group, as a result of which an affiliate might benefit from the purchase through receipt of a fee or otherwise. The Investment Adviser will not purchase securities on behalf of the Fund from an affiliate that is acting as a manager of a syndicate or selling group. Purchases by the Investment Adviser on behalf of the Fund from an affiliate acting as a placement agent must meet the requirements of applicable law.
Furthermore, Morgan Stanley may face conflicts of interest when the Fund uses service providers affiliated with Morgan Stanley because Morgan Stanley receives greater overall fees when they are used.
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Tax Aspects
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are urged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.
The Fund has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification tests (i.e., the Diversification Tests) each year. The Diversification Tests will be satisfied if, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships. If the Fund qualifies as a RIC and satisfies certain distribution requirements, the Fund (but not its Shareholders) will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss in each case determined with reference to any capital loss carryforwards) in a timely manner to its Shareholders in the form of dividends or capital gain distributions. The Fund intends to distribute substantially all of such income and gain each year.
The Fund intends to be treated as a “dealer in securities” within the meaning of Section 475(c)(1) of the Code. Section 475 of the Code requires that a dealer must generally “mark to market” all the securities which it holds at the close of any taxable year. Any gain or loss realized or deemed realized with respect to a security held by a dealer, regardless of whether such gain or loss is realized as a result of an actual disposition or a deemed disposition under the mark-to-market rule, is generally treated as ordinary income or loss. The mark-to-market rule does not apply to any security held for investment that the dealer properly identifies as such.
As a result of its status as a dealer in securities, most or all of the investments held by the Fund at the end of each taxable year are “marked to market” under Section 475 of the Code with the result that unrealized gains or losses are treated as though they were realized. These deemed realized gains and losses, as well as gains and losses actually realized during the taxable year due to an actual disposition of a security that would have been marked to market if held at the end of the year, are generally treated as ordinary gain or loss. The Fund’s status as a dealer in securities may affect the amount, timing and character of the Fund’s distributions, including by causing substantially all of the Fund’s distributions to be taxable to shareholders as ordinary income. The mark-to-market rules under Section 475 of the Code may not apply to all of the Fund’s investments; in such instances, other rules of the Code, including in some cases the mark-to-market rules of Section 1256 of the Code, will apply to determine the amount, timing and character of income. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income (computed without regard to the dividends paid deduction), any net tax-exempt income and any net capital gains. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gain.
If the Fund retains any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it will also be subject to tax at regular corporate rates on the amount retained, but may designate the retained amount as undistributed capital gain in a notice to its Shareholders who would then (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the Shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the Shareholder under clause (ii) of
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the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
A nondeductible excise tax at the rate of 4% will be imposed on the excess, if any, of the Fund’s “required distribution” over its actual distributions in any calendar year. Generally, the required distribution is an amount equal to the sum of 98% of the Fund’s ordinary income (taking into account certain deferrals and elections) for the calendar year plus 98.2% of its capital gain net income recognized during the one-year period ending on October 31 plus undistributed amounts from prior years. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 generally are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount for which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so. The Fund may determine to pay the excise tax in a year to the extent it is deemed to be in the best interest of the Fund (e.g., if the excise tax is de minimis).
The Fund’s intention to qualify for treatment as a RIC may negatively affect the Fund’s return to Shareholders by limiting its ability to acquire or continue to hold positions that would otherwise be consistent with its investment strategy or by requiring it to engage in transactions it would otherwise not engage in, resulting in additional transaction costs.
The financial covenants under the Fund’s loan and credit agreements could, under certain circumstances, restrict the Fund from making distributions necessary to enable it to qualify for taxation as a RIC. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify for RIC status and, thus, may be subject to corporate-level income tax. In such a situation, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to the Fund’s Shareholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and its Shareholders.
No statutory, judicial or administrative authority directly discusses how the loans should be treated for tax purposes. As a result, the tax treatment of the Fund’s investment in the loans is uncertain. The tax treatment of the Fund’s investment in the loans could be affected by changes in tax laws or regulations, or interpretations thereof, or by court cases that could adversely affect the Fund and its ability to qualify as a RIC under Subchapter M of the Code. For purposes of the Diversification Tests, the identification of the issuer (or issuers) of a particular investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law.
As described above, the Fund invests primarily in whole loans sourced from lending Platforms based in the United States. Each sale of whole loans by the Platforms to the Fund is structured as a “true sale” and is not intended to be a financing or loan by the Fund to the Platforms. The Fund receives representations from each Platform in each Loan Purchase Agreement for whole loans that the Platforms will treat such transactions as sales for tax, accounting and all other applicable purposes. The sale of each loan transfers to the Fund all of the Platform’s right, title and interest in such loan. The Fund looks solely to the borrower for payment and will have no recourse against the Platform in the event of a borrower default.
As a general matter, the “issuer” of a security for purposes of the Diversification Tests is the entity whose economic fortunes ultimately determine the performance of the security. In the opinion of Dechert LLP, tax counsel to the Fund, whole loans acquired by the Fund under the circumstances described in the preceding paragraph should be treated as issued by the underlying borrower for the purposes of the Diversification Tests because the Fund is exposed only to the credit risk of the underlying borrower and the interest and principal of the whole loan is repayable solely from the assets of the underlying borrower. Additionally, in the opinion of Dechert LLP, income and gains realized in respect of such whole loans should be treated as “qualifying income” for purposes of the income test applicable to RICs.
Based on the opinion of Dechert LLP, the Fund intends to treat (i) the underlying borrowers as the issuers of such whole loans (and not the Platforms) for purposes of the Diversification Tests and (ii) income and gains realized in respect of such whole loans as qualifying income for such purposes. However, such opinion is not binding on the IRS or a court and there can be no assurance that the IRS will not take contrary positions or that a court would agree with such opinion if litigated. While the Fund intends to invest in loans sourced by various Platforms, there may be times where a substantial portion of its online-sourced loan investments will be sourced from one Platform. Thus, a determination or future guidance by the IRS that the issuer of certain alternative lending securities is the Platform may adversely affect the Fund’s ability to meet the Diversification Tests and qualify as a RIC.
If the Fund were to fail to meet the income or Diversification Tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax and, in the case of diversification failures, disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax
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treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net long-term capital gains, would be taxable to Shareholders as dividend income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
Unless a Shareholder elects otherwise, all distributions will be automatically reinvested (net of applicable withholding tax) in additional Shares of the Fund pursuant to the DRIP. For U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the DRIP in additional shares of the Fund. A Shareholder whose distributions are reinvested in Shares under the DRIP generally will be treated as having received a dividend equal to the fair market value of the additional previously authorized but unissued Shares from the Fund (“Newly Issued Shares”) issued to the Shareholders if Newly Issued Shares are issued under the Plan. See “Automatic Dividend Reinvestment Plan.”
For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gains. If, despite its status as a “dealer in securities” the Fund realizes capital gains. Taxes to Shareholders on distributions of such capital gains, if any, are determined by how long the Fund owned the investments that generated them, rather than how long a Shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to Shareholders as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. The maximum individual rate applicable to long-term capital gains is generally either 15% or 20%, depending on whether the individual’s income exceeds certain threshold amounts. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to Shareholders as ordinary income. The Fund may report certain dividends as derived from “qualified dividend income,” which, when received by an individual, will be taxed at the rates applicable to long-term capital gain, provided holding period and other requirements are met at both the Shareholder and Fund levels. If the Fund receives dividends from an ETF or other investment company that qualifies as a RIC, and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
Given the Fund’s investment strategies, it is not expected that a significant portion of the dividends paid by the Fund will be eligible to be reported as qualified dividend income.
Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to the Fund’s Shareholders. The Fund may make certain elections to avoid the imposition of that tax, but making such elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund. The Fund is generally required to distribute such income in order to satisfy the distribution requirements applicable to RICs, even if the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross
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income” (in the case of an estate or trust) exceeds certain threshold amounts. If the Fund makes a distribution in excess of its current and accumulated “earnings and profits” in any taxable year, the excess distribution will be treated as a return of capital to the extent of a Shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a Shareholder’s basis in his or her Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Shareholder of such Shares.
The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e., ordinary income dividends, capital gains dividends, qualified dividends, or return of capital distributions) will be made as of the end of the Fund’s taxable year. After the end of each calendar year, Shareholders subject to information reporting will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.
Dividends and distributions on the Shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular Shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.
Shareholders who have their Shares repurchased by the Fund will generally recognize gain or loss in an amount equal to the difference between the Shareholder’s adjusted tax basis in the Shares sold or exchanged and the amount received. If the Shares are held as a capital asset, any gain or loss realized upon a taxable disposition of the Shares will be treated as long-term capital gain or loss if the Shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Shares held by a Shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of Capital Gain Dividends received (or deemed received) by the Shareholder with respect to the Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the Shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a sale or exchange of Shares will be disallowed to the extent those Shares are replaced by other substantially identical shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Shares (whether through the reinvestment of distributions, which could occur, for example, if the Shareholder is a participant in the Plan or otherwise). In that event, the basis of the replacement Shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of its Shares from a Shareholder generally will be treated as a sale of the Shares by the Shareholder provided that after the repurchase the Shareholder does not own, either directly or by attribution under Section 318 of the Code, any Shares. If, after a repurchase a Shareholder continues to own, directly or by attribution, any Shares, it is possible that any amounts received by such Shareholder in the repurchase will be taxable as a dividend to such Shareholder, and there is a risk that Shareholders who do not have any of their Shares repurchased would be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund and foreign Shareholders may be subject to withholding taxes on repurchase proceeds that are treated as a dividend from the Fund. Use of the Fund’s cash to repurchase Shares could adversely affect the Fund’s ability to satisfy the distribution requirements for qualification as a RIC. The Fund could also recognize income in connection with the liquidation of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements were satisfied.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
The Fund may be liable to foreign governments for taxes relating primarily to investment income or the sale or other disposition of foreign securities in the Fund’s portfolio, which may decrease the Fund’s yield on those securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes.
Any transaction by the Fund in foreign currencies, foreign-currency denominated debt obligations or certain foreign currency options, futures contracts, or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Such ordinary income treatment may accelerate Fund distributions to Shareholders and increase the distributions taxed to Shareholders as ordinary income. Any net losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years. Foreign currency gains are generally treated as qualifying income for purposes of the 90% gross income test described above, in the absence of regulations (that have yet to be issued). There is a possibility that the Secretary of the Treasury will issue contrary tax regulations with respect to
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foreign currency gains that are not directly related to a RIC’s principal business of investing in stocks or securities (or options or futures with respect to stocks or securities), and such regulations could apply retroactively.
The Fund’s transactions in derivative instruments (e.g., options, futures, forward contracts, structured notes and swap agreements), as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to uncertainty with respect to their tax treatment, and may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale, and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to Shareholders. Because the tax treatment and the tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules or treatment (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.
Certain of the Fund’s use of derivatives and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and its taxable income. If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds its taxable income (including realized capital gains), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its Shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having “market discount” and/or “original issue discount” (“OID”) for U.S. federal income tax purposes, which, in some cases, could be significant and could cause the Fund to recognize income in respect of these investments before or without receiving cash representing such income. The Fund’s investment in inflation-indexed bonds could similarly result in the Fund recognizing income without a corresponding receipt of cash. In either case, the Fund could be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. As a result, the Fund could be required at times to, among other things, liquidate other investments (including at potentially disadvantageous times or prices) in order to satisfy its distribution requirements and to avoid incurring Fund-level U.S. federal income or excise taxes. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its Shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.
Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent the Fund may take ordinary deductions or capital losses for bad debts or worthless securities; and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as, and if it invests in such securities in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and avoid becoming subject to U.S. federal income or excise tax.
The Fund’s investments in shares of an ETF or other investment company that qualifies as a RIC can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the investment company, rather than in shares of the investment company. Further, the amount or timing of distributions from the Fund qualifying for particular treatment (e.g., as long-term capital gain) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment company.
The tax treatment of the Fund’s investments in the securities of special purpose entities that acquire and hold alternative lending-related securities will depend on the terms of such investments and may affect the amount, timing or character of income recognized by the Fund.
Backup withholding is generally required with respect to taxable distributions paid to any individual Shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he or she is not subject to such withholding. The backup withholding rate is 24%. Amounts withheld as a result of backup withholding are remitted to the Treasury Department but do not constitute an additional tax imposed on the Shareholder; such
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amounts may be claimed as a credit on the Shareholder’s U.S. federal income tax return, provided the appropriate information is timely furnished to the IRS.
In general, dividends other than Capital Gain Dividends paid to a Shareholder that is not a “U.S. person” within the meaning of the Code (a “foreign Shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). Capital Gain Dividends paid to foreign Shareholders are generally not subject to withholding. However, properly reported dividends received by a foreign Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income with respect to obligations in registered form, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and a portion of the Fund’s distributions (e.g., interest from non-U.S. sources, interest from obligations that are not in registered form, mark-to-market gains with respect to the Fund’s investments and any foreign currency gains), which may be significant, would be ineligible for this potential exemption from withholding. In the case of Shares held through an intermediary, the intermediary may withhold even if the RIC reports properly with respect to a payment. In general, U.S. withholding tax will not apply to any gain or income realized by a foreign Shareholder upon the sale or other disposition of Fund shares. However, a repurchase of Shares may be subject to U.S. federal income tax withholding to the extent such repurchase is treated as a taxable distribution, as described above. Foreign Shareholders should contact their intermediaries with respect to the application of these rules.
Withholding of U.S. tax is required (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund (or an applicable Intermediary) to determine whether withholding is required.
Foreign Shareholders may also be subject to U.S. estate tax with respect to their Fund Shares.
The foregoing discussion relates solely to U.S. federal income tax laws. Dividends and distributions also may be subject to state and local taxes. Shareholders are urged to consult their tax advisors regarding specific questions as to federal, state, local, and, where applicable, foreign taxes. Foreign investors should consult their tax advisors concerning the tax consequences of ownership of Shares.
In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders are generally taxable in their state of residence on their share of the Fund’s income. Additionally, Shareholders may be entitled to a credit in their state of residence for taxes paid to other jurisdictions.
Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of a Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.
In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.
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Taxation of the Subsidiaries
The Fund may invest in certain wholly-owned Subsidiaries that are classified as disregarded entities for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) any distributions the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability.
Portfolio Trading and Brokerage
Debt obligations which may be purchased and sold by the Trust are generally traded in the over-the-counter market on a net basis (i.e., without commission) through broker-dealers or banks acting for their own account rather than as brokers, or otherwise involve transactions directly with the issuers of such obligations. The Trust may also purchase debt and other securities from underwriters, the cost of which may include undisclosed fees and concessions to the underwriters.
Decisions concerning the execution of portfolio security transactions, including the selection of the market and the executing firm, are made by the Investment Adviser. The Investment Adviser is also responsible for the execution of transactions for all other accounts managed by it. The Investment Adviser generally aggregates the portfolio security transactions of the Trust and of all other accounts managed by it for execution and allocates the orders across all participating accounts prior to execution. Accounts that are considered to be managed using the same investment strategy (based on investment objective, time horizons, tax considerations, etc.) will generally be allocated on a pro rata basis. The Investment Adviser uses its best efforts to obtain execution of portfolio security transactions at prices which are advantageous to the Trust and at reasonably competitive spreads or (when a disclosed commission is being charged) at reasonably competitive commission rates. In seeking such execution, The Investment Adviser will use its best judgment in evaluating the terms of a transaction, and will give consideration to various relevant factors including, without limitation, the full range and quality of the executing firm’s services, with respect to commission based transactions the value of the brokerage and research services provided, the responsiveness of the firm to The Investment Adviser, the actual price of the security, the commission rates charged (if any), the nature and character of the market for the security, the confidentiality, speed and certainty of effective execution required for the transaction, the general execution and operational capabilities of the executing firm, the reputation, reliability, integrity, experience and financial condition of the firm, the value and quality of the services rendered by the firm in this and other transactions, and the reasonableness of the spread or commission, if any.
Transactions on stock exchanges and other agency transactions involve the payment of negotiated brokerage commissions. Such commissions vary among different broker-dealer firms, and a particular broker-dealer may charge different commissions according to such factors as the difficulty and size of the transaction and the volume of business done with such broker-dealer. Agency transactions in foreign securities often involve the payment of brokerage commissions, which may be higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid or received usually includes an undisclosed dealer markup or markdown. In an underwritten offering the price paid often includes a disclosed fixed commission or discount retained by the underwriter or dealer.
Although spreads or commissions paid on portfolio security transactions will, in the judgment of the Investment Adviser, be reasonable in relation to the value of the services provided, commissions exceeding those which another firm might charge may be paid to broker-dealers who were selected to execute transactions on behalf of The Investment Adviser’s clients in part for providing brokerage and research services to The Investment Adviser, in reliance on Section 28(e) of the 1934 Act.
Pursuant to the safe harbor provided in Section 28(e) of the 1934 Act, a broker or dealer who executes a portfolio transaction on behalf of the investment adviser client may receive a commission that is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the investment adviser determines in good faith that such compensation was reasonable in relation to the value of the brokerage and research services provided. This determination may be made either on the basis of either that particular transaction or on the basis of overall responsibilities which the investment adviser and its affiliates have for accounts over which they exercise investment discretion. Brokerage and research services may include advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; effecting securities transactions and performing functions incidental thereto (such as clearance and settlement); and the “Research Services” referred to in the next paragraph. The investment adviser may also receive Research Services from underwriters and dealers in fixed-price offerings.
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Administrator
The Fund has retained the Administrator, U.S. Bancorp Fund Services, LLC, whose principal business address is 615 East Michigan Street, Milwaukee, WI 53202, to provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the “Servicing Agreement”), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the NAV of the Fund in accordance with the Fund’s then-current Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Fund, as well as monthly or quarterly reports regarding the Fund’s performance and NAV; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Fund. The Administrator may retain third-parties, including its affiliates or those of the Investment Adviser, to perform some or all of these services.
The Administrator is paid a monthly administrative fee (“Administrative Fee”) computed at an annual rate of 0.070% on the first $350 million, 0.060% on the next $400 million and 0.040% on the balance above $750 million, based upon the average total assets of the Fund. The Administrative Fee will be subject to an annual minimum of $110,000 and an annual base fee of $60,000 for daily accounting and reconciliation of loans. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Administrative Fee may be renegotiated from time to time between the parties. For the fiscal years ended September 30, 2023, September 30, 2024 and September 30, 2025 the Fund incurred $1,802,965, $1,547,027 and 1,141,902, respectively, in Administrative Fees. The Servicing Agreement may be terminated at any time by either of the parties upon not less than 90 days’ written notice.
The Servicing Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Servicing Agreement, the Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Servicing Agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.
Custodian and Transfer Agent
Inspira Financial (“Inspira”) (formerly known as Millennium Trust Company, LLC) and U.S. Bank National Association (“U.S. Bank”, and together with “Inspira”, the “Custodians”) serve as co-custodians of the Fund and may maintain custody of Fund assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies). Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodians or subcustodians in a securities depository, clearing agency or omnibus customer account. Inspira’s principal business address is 2001 Spring Road, Suite 700, Oak Brook, IL 60523, and U.S. Bank’s principal business address is 1555 N. Rivercenter Dr., Milwaukee, WI 53212.
UMB Fund Services, Inc. (“UMB”) serves as the transfer agent (the “Transfer Agent”) with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB’s principal business address is 235 West Galena Street, Milwaukee, WI 53212.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 2005 Market Street, Suite 700, Philadelphia, PA 19103.
Legal Counsel
Dechert LLP, New York, NY, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.
Control Persons and Principal Holders of Securities
As of December 31, 2025, Riverview Alternative Lending Fund (the “Cayman Feeder Fund”), a Limited Partnership existing under the laws of the Cayman Islands whose principal offices are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428, owned approximately 33.82% of the Fund’s Shares, and the Feeder Fund, a Delaware statutory trust whose principal offices are located
36

at 100 Front Street, Suite 400, West Conshohocken, PA 19428, owned approximately 37.45% of the Fund’s Shares. The Cayman Feeder Fund and the Feeder Fund thus may be deemed to control the Fund and may be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote. However, in the event of any Shareholder vote, each of the Cayman Feeder Fund and the Feeder Fund will “pass through” the vote to its own investors and will vote its Shares in accordance with the votes of its investors. Renee Sutton, whose principal offices are located at 2 Park Avenue, Floor 20, New York, NY 10016, also owned approximately 7.94% of the Fund’s Shares.
As of December 31, 2025, the persons named above are the only persons owning of record or beneficially 5% or more of the outstanding Shares of the Fund.
Reports to Shareholders
The Fund will furnish to its Shareholders as soon as practicable after the end of each calendar year, information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund will prepare, and transmit to its Shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Investment Adviser regarding the Fund’s operations during such period also will be sent to the Fund’s Shareholders.
Fiscal Year
For accounting purposes, the fiscal year of the Fund is the 12-month period ending on September 30. The 12-month period ending September 30 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.
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Financial Statements
The Fund’s audited financial statements for the fiscal year ended September 30, 2025, which are included in the Fund’s annual report to Shareholders, are incorporated herein by reference.
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APPENDIX A MORGAN STANLEY INVESTMENT MANAGEMENT EQUITY PROXY VOTING POLICY AND PROCEDURES
I. GENERAL PROXY VOTING GUIDELINES
Morgan Stanley Investment Management (“MSIM”) and its affiliates1 will vote proxies in a prudent and diligent manner and in the best interests of clients in accordance with their fiduciary duties, including beneficiaries of and participants in a client’s benefit plan(s) for which MSIM manages assets, consistent with the objective of maximizing long-term investment returns (“Client Proxy Standard”) and this Policy.2
MSIM has a decentralized approach towards investment management, consisting of independent investment teams. Accordingly, this Policy serves as guidance for MSIM investment teams addressing a broad range of issues, and general voting parameters on proposals that arise most frequently.
MSIM investment teams endeavor to integrate this Policy with their investment goals and client expectations, using their vote to encourage portfolio companies to enhance long-term shareholder value and to provide a high standard of transparency such that equity markets can value corporate assets appropriately.
As such, MSIM investment teams seek to follow the Client Proxy Standard for each client. At times, this may result in split votes, for example when different vehicles/products and clients have varying economic interests and / or priorities reflected in their mandates with respect to the outcome of a particular voting matter.
Voting Proxies for Certain Non-U.S. Companies
Voting proxies of companies located in some jurisdictions may involve several problems that can restrict or prevent the ability to vote such proxies or entail significant costs. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person; (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and (vi) requirements to provide local agents with power of attorney to facilitate our voting instructions. As a result, we vote clients’ non-U.S. proxies on a best efforts basis only, after weighing the costs and benefits of voting such proxies, consistent with the Client Proxy Standard. Institutional Shareholder Services (“ISS”) has been retained to provide assistance in connection with voting non-U.S. proxies.
Securities Lending
MS Funds or any other investment vehicle sponsored, managed or advised by an  MSIM affiliate may participate in a securities lending program through a third party provider. The voting rights for shares that are out on loan are transferred to the borrower and therefore, the lender (i.e., an MS Fund or another investment vehicle sponsored, managed or advised by an MSIM affiliate) is not entitled to vote the lent shares at the company meeting.
However, in certain circumstances a portfolio manager may seek to recall shares for the purposes of voting. In this event, the handling of such recall requests would be on a best efforts basis.
1	The MSIM entities covered by this Equity Proxy Voting Policy and Procedures (the “Policy”) currently include the following: Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Saudi Arabia, MSIM Fund Management (Ireland) Limited, Morgan Stanley Asia Limited, Morgan Stanley Investment Management (Japan) Co. Limited, Morgan Stanley Investment Management Private Limited, Morgan Stanley Eaton Vance CLO Manager LLC, Morgan Stanley Eaton Vance CLO CM LLC and FundLogic SAS (each an “MSIM Affiliate” and collectively referred to as the “MSIM Affiliates” or as “we” below).
2	This Policy does not apply to MSIM’s authority to exercise certain decision-making rights associated with investments in loans and other fixed-income instruments (collectively, “Fixed Income Instruments”). Instead, MSIM’s Policy for Exercising Consents Related to Fixed Income Instruments applies to MSIM’s exercise of discretionary authority or other investment management services, to the extent MSIM has been granted authority to exercise consents for an account with respect to any Fixed Income Instruments held therein.
A. Routine Matters.
We generally support routine management proposals. The following are examples of routine management proposals:

•	Approval of financial statements and auditor reports if delivered with an unqualified auditor’s opinion.

•	General updating/corrective amendments to the charter, articles of association or bylaws, unless we believe that such amendments would diminish shareholder rights.

Most proposals related to the conduct of the annual meeting, with the following exceptions. We generally oppose proposals that relate to “the transaction of such other business which may come before the meeting,” and open-ended requests for adjournment. However, where management specifically states the reason for requesting an adjournment and the requested adjournment would facilitate passage of a proposal that would otherwise be supported under this Policy (i.e., an uncontested corporate transaction), the adjournment request will be supported. We do not support proposals that allow companies to call a special meeting with a short (generally two weeks or less) time frame for review. We generally support shareholder proposals advocating confidential voting procedures and independent tabulation of voting results.
MSIM is supportive of the use of technology to conduct virtual shareholder meetings in parallel with physical meetings, for increased investor participation. However, adoption of a ‘virtual-only’ approach would restrict meaningful exchange between the company and shareholders. Therefore, MSIM is generally not supportive of proposals seeking authority to conduct virtual-only shareholder meetings.
B. Board of Directors.

1	Election of Directors: Votes on board nominees can involve balancing a variety of considerations. In vote decisions, we may take into consideration whether the company has a majority voting policy in place that we believe makes the director vote more meaningful. In the absence of a proxy contest, we generally support the board’s nominees for director except as follows:

a	We consider withholding support from or voting against a nominee if we believe a direct conflict exists between the interests of the nominee and the public shareholders, including failure to meet fiduciary standards of care and/or loyalty. We may oppose directors where we conclude that actions of directors are unlawful, unethical or negligent. We consider opposing individual board members or an entire slate if we believe the board is entrenched and/or dealing inadequately with performance problems; if we believe the board is acting with insufficient independence between the board and management; or if we believe the board has not been sufficiently forthcoming with information on key governance or other matters we believe could be financially material.

b	We consider withholding support from or voting against interested directors if the company’s board does not meet market standards for director independence, or if otherwise we believe board independence is insufficient. We refer to prevalent market standards as promulgated by a stock exchange or other authority within a given market (e.g., New York Stock Exchange or Nasdaq rules for most U.S. companies, and The Combined Code on Corporate Governance in the United Kingdom). Thus, for an NYSE company with no controlling shareholder, we would expect that at a minimum a majority of directors should be independent as defined by NYSE. Where we view market standards as inadequate, we may withhold votes based on stronger independence standards. Market standards notwithstanding, we generally do not view long board tenure alone as a basis to classify a director as non-independent.

i	At a company with a shareholder or group that controls the company by virtue of a majority economic interest in the company, we have a reduced expectation for board independence, although we believe the presence of independent directors can be helpful, particularly in staffing the audit committee, and at times we may withhold support from or vote against a nominee on the view the board or its committees are not sufficiently independent. In markets where board independence is not the norm, however, we consider factors including whether a board of a controlled company includes independent members who can be expected to look out for interests of minority holders.

ii	We consider withholding support from or voting against a nominee if he or she is affiliated with a major shareholder that has representation on a board disproportionate to its economic interest.

c	Depending on market standards, we consider withholding support from or voting against a nominee who is interested and who is standing for election as a member of the company’s compensation/remuneration, nominating/governance or audit committee.

d	We consider withholding support from or voting against nominees if the term for which they are nominated is excessive. We consider this issue on a market-specific basis.

e	We consider withholding support from or voting against nominees if in our view there has been insufficient board renewal (turnover), particularly in the context of extended poor company performance. Also, if the board has failed to consider diversity, including but not limited to, gender and ethnicity, in its board composition.

f	We consider withholding support from or voting against a nominee standing for election if the board has not taken action to implement generally accepted governance practices for which there is a “bright line” test. For example, in the context of the U.S. market, failure to eliminate a dead hand or slow hand poison pill would be seen as a basis for opposing one or more incumbent nominees.

g	In markets that encourage designated audit committee financial experts, we consider voting against members of an audit committee if no members are designated as such. We also consider voting against the audit committee members if the company has faced financial reporting issues and/or does not put the auditor up for ratification by shareholders.

h	We believe investors should have the ability to vote on individual nominees, and may abstain or vote against a slate of nominees where we are not given the opportunity to vote on individual nominees.

i	We consider withholding support from or voting against a nominee who has failed to attend at least 75% of the nominee’s board and board committee meetings within a given year without a reasonable excuse. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

j	We consider withholding support from or voting against a nominee who appears overcommitted, particularly through service on an excessive number of boards. Market expectations are incorporated into this analysis; for U.S. boards, we generally oppose election of a nominee who serves on more than four public company boards (excluding investment companies), or public company CEOs that serve on more than two outside boards given level of time commitment required in their primary job.

k	We consider withholding support from or voting against a nominee where we believe executive remuneration practices are poor, particularly if the company does not offer shareholders a separate “say-on-pay” advisory vote on pay.

2	Discharge of Directors’ Duties: In markets where an annual discharge of directors’ responsibility is a routine agenda item, we generally support such discharge. However, we may vote against discharge or abstain from voting where there are serious findings of fraud or other unethical behavior for which the individual bears responsibility. The annual discharge of responsibility represents shareholder approval of disclosed actions taken by the board during the year and may make future shareholder action against the board difficult to pursue.

3	Board Independence: We generally support U.S. shareholder proposals requiring that a certain percentage (up to 66⅔%) of the company’s board members be independent directors, and promoting all-independent audit, compensation and nominating/governance committees.

4	Board Diversity: We believe that board diversity is a potentially financially material issue. As such we generally support shareholder proposals urging diversity of board membership with respect to gender, race or other factors where we believe the board has failed to take these factors into account. We will also consider not supporting the re-election of the nomination committee and/or chair (or other resolutions when the nomination chair is not up for re-election) where we perceive limited progress in gender diversity, with the expectation where feasible and with consideration of any idiosyncrasies of individual markets, that female directors represent not less than a third of the board, unless there is evidence that the company has made significant progress in this area. In markets where information on director ethnicity is available, and it is legal to obtain it, and where it is relevant, we will generally also consider not supporting the re-election of the nomination committee chair (or other resolutions when the nomination chair is not up for re-election) if the board lacks ethnic diversity and has not outlined a credible diversity strategy.

5	Majority Voting: We generally support proposals requesting or requiring majority voting policies in election of directors, so long as there is a carve-out for plurality voting in the case of contested elections.

6	Proxy Access: We consider proposals on procedures for inclusion of shareholder nominees and to have those nominees included in the company’s proxy statement and on the company’s proxy ballot on a case-by-case basis. Considerations include ownership thresholds, holding periods, the number of directors that shareholders may nominate and any restrictions on forming a group.

7	Reimbursement for Dissident Nominees: We generally support well-crafted U.S. shareholder proposals that would provide for reimbursement of dissident nominees elected to a board, as the cost to shareholders in electing such nominees can be factored into the voting decision on those nominees.

8	Proposals to Elect Directors More Frequently: In the U.S. public company context, we usually support shareholder and management proposals to elect all directors annually (to “declassify” the board), although we make an exception to this policy where we believe that long-term shareholder value may be harmed by this change given particular circumstances at the company at the time of the vote on such proposal. As indicated above, outside the United States, we generally support greater accountability to shareholders that comes through more frequent director elections, but recognize that many markets embrace longer term lengths, sometimes for valid reasons given other aspects of the legal context in electing boards.

9	Cumulative Voting: We generally support proposals to eliminate cumulative voting in the U.S. market context. (Cumulative voting provides that shareholders may concentrate their votes for one or a handful of candidates, a system that can enable a minority bloc to place representation on a board.) U.S. proposals to establish cumulative voting in the election of directors generally will not be supported.

10	Separation of Chairman and CEO Positions: We vote on shareholder proposals to separate the Chairman and CEO positions and/or to appoint an independent Chairman based in part on prevailing practice in particular markets, since the context for such a practice varies. In many non-U.S. markets, we view separation of the roles as a market standard practice, and support division of the roles in that context. In the United States, we consider such proposals on a case-by-case basis, considering, among other things, the existing board leadership structure, company performance, and any evidence of entrenchment or perceived risk that power is overly concentrated in a single individual.

11	Director Retirement Age and Term Limits: Proposals setting or recommending director retirement ages or director term limits are voted on a case-by-case basis that includes consideration of company performance, the rate of board renewal, evidence of effective individual director evaluation processes, and any indications of entrenchment.

12	Proposals to Limit Directors’ Liability and/or Broaden Indemnification of Officers and Directors: Generally, we will support such proposals provided that an individual is eligible only if he or she has not acted in bad faith, with gross negligence or with reckless disregard of their duties.

C. Statutory Auditor Boards.
The statutory auditor board, which is separate from the main board of directors, plays a role in corporate governance in several markets. These boards are elected by shareholders to provide assurance on compliance with legal and accounting standards and the company’s articles of association. We generally vote for statutory auditor nominees if they meet independence standards. In markets that require disclosure on attendance by internal statutory auditors, however, we consider voting against nominees for these positions who failed to attend at least 75% of meetings in the previous year. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.
D. Corporate Transactions and Proxy Fights.
We examine proposals relating to mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) on a case-by-case basis in the interests of each fund or other account. Proposals for mergers or other significant transactions that are friendly and approved by the Research Providers usually are supported if there is no portfolio manager objection. We also analyze proxy contests on a case-by-case basis.
E. Changes in Capital Structure.
We generally support the following:

•	Management and shareholder proposals aimed at eliminating unequal voting rights, assuming fair economic treatment of classes of shares we hold.

•
U.S. management proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear business purpose is stated that we can support and the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and/or (ii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the total new authorization will be outstanding. (We consider proposals that do not meet these criteria on a case-by-case basis.)

•
U.S. management proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital, unless we have concerns about use of the authority for anti-takeover purposes.

•
Proposals in non-U.S. markets that in our view appropriately limit potential dilution of existing shareholders. A major consideration is whether existing shareholders would have preemptive rights for any issuance under a proposal for standing share issuance authority. We generally consider market-specific guidance in making these decisions; for example, in the U.K. market we usually follow Association of British Insurers’ (“ABI”) guidance, although company-specific factors may be considered and for example, may sometimes lead us to voting against share authorization proposals even if they meet ABI guidance.

•	Management proposals to authorize share repurchase plans, except in some cases in which we believe there are insufficient protections against use of an authorization for anti-takeover purposes.

•	Management proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

•	Management proposals to effect stock splits.

•
Management proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount generally will be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

•	Management dividend payout proposals, except where we perceive company payouts to shareholders as inadequate.

We generally oppose the following (notwithstanding management support):

•	Proposals to add classes of stock that would substantially dilute the voting interests of existing shareholders.

•
Proposals to increase the authorized or issued number of shares of existing classes of stock that are unreasonably dilutive, particularly if there are no preemptive rights for existing shareholders. However, depending on market practices, we consider voting for proposals giving general authorization for issuance of shares not subject to pre-emptive rights if the authority is limited.

•
Proposals that authorize share issuance at a discount to market rates, except where authority for such issuance is de minimis, or if there is a special situation that we believe justifies such authorization (as may be the case, for example, at a company under severe stress and risk of bankruptcy).

•	Proposals relating to changes in capitalization by 100% or more.

We consider on a case-by-case basis shareholder proposals to increase dividend payout ratios, in light of market practice and perceived market weaknesses, as well as individual company payout history and current circumstances. For example, currently we perceive low payouts to shareholders as a concern at some Japanese companies, but may deem a low payout ratio as appropriate for a growth company making good use of its cash, notwithstanding the broader market concern.
F. Takeover Defenses and Shareholder Rights.

1	Shareholder Rights Plans: We generally support proposals to require shareholder approval or ratification of shareholder rights plans (poison pills). In voting on rights plans or similar takeover defenses, we consider on a case-by-case basis whether the company has demonstrated a need for the defense in the context of promoting long-term share value; whether provisions of the defense are in line with generally accepted governance principles in the market (and specifically the presence of an adequate qualified offer provision that would exempt offers meeting certain conditions from the pill); and the specific context if the proposal is made in the midst of a takeover bid or contest for control.

2	Supermajority Voting Requirements: We generally oppose requirements for supermajority votes to amend the charter or bylaws, unless the provisions protect minority shareholders where there is a large shareholder. In line with this view, in the absence of a large shareholder we support reasonable shareholder proposals to limit such supermajority voting requirements. Also, we oppose provisions that do not allow shareholders any right to amend the charter of bylaws.

3	Shareholders Right to Call a Special Meeting: We consider proposals to enhance a shareholder’s rights to call meetings on a case-by-case basis. At large-cap U.S. companies, we generally support efforts to establish the right of holders of 10% or more of shares to call special meetings, unless the board or state law has set a policy or law establishing such rights at a threshold that we believe to be acceptable.

4	Written Consent Rights: In the U.S. context, we examine proposals for shareholder written consent rights on a case-by-case basis.

5	Reincorporation: We consider management and shareholder proposals to reincorporate to a different jurisdiction on a case-by-case basis. We oppose such proposals if we believe the main purpose is to take advantage of laws or judicial precedents that reduce shareholder rights.

6	Anti-greenmail Provisions: Proposals relating to the adoption of anti-greenmail provisions will be supported, provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders (holders of at least 1% of the outstanding shares and in certain cases, a greater amount) not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

7	Bundled Proposals: We may consider opposing or abstaining on proposals if disparate issues are “bundled” and presented for a single vote.

G. Auditors.
We generally support management proposals for selection or ratification of independent auditors. However, we may consider opposing such proposals with reference to incumbent audit firms if the company has suffered from serious accounting irregularities and we believe rotation of the audit firm is appropriate, or if fees paid to the auditor for non-audit-related services are excessive. Generally, to determine if non-audit fees are excessive, a 50% test will be applied (i.e., non-audit-related fees should be less than 50% of the total fees paid to the auditor). We generally vote against proposals to indemnify auditors.
H. Executive and Director Remuneration.
We generally support the following:

a	Proposals for employee equity compensation plans and other employee ownership plans, provided that our research does not indicate that approval of the plan would be against shareholder interest. Such approval may be against shareholder interest if it authorizes excessive dilution and shareholder cost, particularly in the context of high usage (“run rate”) of equity compensation in the recent past; or if there are objectionable plan design and provisions.

b	Proposals relating to fees to outside directors, provided the amounts are not excessive relative to other companies in the country or industry, and provided that the structure is appropriate within the market context. While stock-based compensation to outside directors is positive if moderate and appropriately structured, we are wary of significant stock option awards or other performance-based awards for outside directors, as well as provisions that could result in significant forfeiture of value on a director’s decision to resign from a board (such forfeiture can undercut director independence).

c	Proposals for employee stock purchase plans that permit discounts, but only for grants that are part of a broad-based employee plan, including all non-executive employees, and only if the discounts are limited to a reasonable market standard or less.

d	Proposals for the establishment of employee retirement and severance plans, provided that our research does not indicate that approval of the plan would be against shareholder interest.

We generally oppose retirement plans and bonuses for non-executive directors and independent statutory auditors.
In the U.S. context, we generally vote against shareholder proposals requiring shareholder approval of all severance agreements, but we generally support proposals that require shareholder approval for agreements in excess of three times the annual compensation (salary and bonus) or proposals that require companies to adopt a provision requiring an executive to receive accelerated vesting of equity awards if there is a change of control and the executive is terminated. We generally oppose shareholder proposals that would establish arbitrary caps on pay. We consider on a case-by-case basis shareholder proposals that seek to limit Supplemental Executive Retirement Plans (SERPs), but support such shareholder proposals where we consider SERPs excessive.
Shareholder proposals advocating stronger and/or particular pay-for-performance models will be evaluated on a case-by-case basis, with consideration of the merits of the individual proposal within the context of the particular company and its labor markets, and the company’s current and past practices. While we generally support emphasis on long-term components of senior executive pay and strong linkage of pay to performance, we consider factors including whether a proposal may be overly prescriptive, and the impact of the proposal, if implemented as written, on recruitment and retention.
We generally support proposals advocating reasonable senior executive and director stock ownership guidelines and holding requirements for shares gained in executive equity compensation programs.
We generally support shareholder proposals for reasonable “claw-back” provisions that provide for company recovery of senior executive bonuses to the extent they were based on achieving financial benchmarks that were not actually met in light of subsequent restatements.
Management proposals effectively to re-price stock options are considered on a case-by-case basis. Considerations include the company’s reasons and justifications for a re-pricing, the company’s competitive position, whether senior executives and outside directors are excluded, potential cost to shareholders, whether the re-pricing or share exchange is on a value-for-value basis, and whether vesting requirements are extended.
Say-on-Pay: We consider proposals relating to an advisory vote on remuneration on a case-by-case basis. Considerations include a review of the relationship between executive remuneration and performance based on operating trends and total shareholder return over multiple performance periods. In addition, we review remuneration structures and potential poor pay practices, including relative magnitude of pay, discretionary bonus awards, tax gross ups, change-in-control features, internal pay equity and peer group construction. As long-term investors, we support remuneration policies that align with long-term shareholder returns.
I. Social and Environmental Issues
Shareholders in the United States and certain other markets submit proposals encouraging changes in company disclosure and practices related to particular social and environmental matters. Relevant social and environmental issues, including principal adverse sustainability impacts, may influence long-term risk and return. Consequently, investment teams may consider how to vote on proposals related to social and environmental issues on a case-by-case basis by determining the extent to which they believe the social and environmental issues identified in the proposal could impact shareholder value. In reviewing proposals on such issues, investment teams may consider the financial materiality, including the company’s exposure to the risk or opportunity, the management of such issues and a company’s current disclosures. In assessing and prioritizing proposals, we carefully reflect on the potential financial materiality of the issues as well as the sector and geography in which the company operates. We also consider the explanation companies provide where they may depart from best practice to assess the adequacy and appropriateness of measures that are in place. Investment teams may seek to balance concerns on reputational, operational, litigation and other risks that lie behind a proposal against costs of implementation, while considering appropriate shareholder and management prerogatives. Investment teams may abstain from voting on proposals that do not have a readily determinable financial impact on shareholder value and may oppose proposals that intrude excessively on management prerogatives and/or board discretion. Investment teams may generally vote against proposals requesting reports or actions they believe are duplicative, related to matters not considered by the investment team to be financially material to the business, or that would impose unnecessary or excessive costs. We consider proposals on these sustainability risks, opportunities and impacts on a case-by-case basis but generally support proposals that seek to enhance useful disclosure. We focus on understanding the company’s business and commercial context and recognise that there is no one size fits all that can apply to all companies.
Environmental Issues
We generally support proposals that, if implemented, would enhance useful disclosure on climate, biodiversity, and other environmental risks, such as disclosures aligned with  SASB (Sustainability Accounting Standards Board) and the TCFD (Task Force on Climate-related Financial Disclosures) for companies for which such issues may be financially material. We also generally support proposals that aim to ensure companies communicate credibly on their commitments to manage reputational risks. As such, we generally support proposals that aim to encourage companies to use independently verified Science Based Targets to ensure emissions are in line with the Paris Agreement on Climate Change, which should ultimately help companies who seek to manage long-term climate-related risks do so in a way that remains credible. We generally will support reasonable proposals to reduce negative environmental impacts and ameliorate a company’s overall environmental footprint, including any threats to biodiversity in ecologically sensitive areas. We generally will also support proposals asking companies to report on their environmental practices, policies and impacts, including environmental damage and health risks resulting from operations, and the impact of environmental liabilities on shareholder value.
Social Issues
We generally support proposals that, if implemented, would enhance useful disclosure on employee and board diversity, including gender, race, and other factors, for companies where such issues could be considered by the investment teams as financially material. We consider proposals on other social issues on a case-by-case basis but generally support proposals that:

•
Seek to enhance useful disclosure or improvements on material issues such as human rights risks, supply chain management, workplace safety, human capital management and pay equity in line with local rules.

•	Encourage policies to eliminate gender-based violence and other forms of harassment from the workplace.

•	Seek disclosure of relevant diversity policies and meaningful workforce diversity data, including EEO-1 data.

We consider proposals on other social issues on a case-by-case basis but generally support proposals that: Seek to enhance transparency through disclosures on supply chain management, particularly in cases where this is a financially material risk.
We may consider withholding support where we have material concerns in relation to a company’s involvement/remediation of a breach of global conventions such as UN Global Compact Principles on Human Rights, Labour Standards, Environment and Business Malpractice.
J. Funds of Funds
Certain MS Funds advised by an MSIM Affiliate invest only in other MS Funds. If an underlying fund has a shareholder meeting, in order to avoid any potential conflict of interest, such proposals will be voted in the same proportion as the votes of the other shareholders of the underlying fund, unless otherwise determined by the Proxy Review Committee. In markets where proportional voting is not available we will not vote at the meeting, unless otherwise determined by the Proxy Review Committee. Other MS Funds invest in unaffiliated funds. If an unaffiliated underlying fund has a shareholder meeting and the MS Fund owns more than 25% of the voting shares of the underlying fund, the MS Fund will vote its shares in the unaffiliated underlying fund in the same proportion as the votes of the other shareholders of the underlying fund to the extent possible.
Voting Conditions Triggered Under Rule 12d1-4. Rule 12d1-4 sets forth the conditions under which a registered fund (“acquiring fund”) may invest in excess of the statutory limits of Section 12(d)(1) of the 1940 Act (for example by owning more than 3% of the total outstanding voting stock) in another registered fund (“acquired fund”). In the event that a Morgan Stanley “acquiring fund” invests in an “acquired fund” in reliance on Rule 12d1-4 under the 1940 Act, and the MS Fund and its “advisory group” (as defined in Rule 12d1-4) hold more than (i) 25% of the total outstanding voting stock of a particular open-end fund (including ETFs) or (ii) 10% of the total outstanding voting stock of a particular closed-end fund, the Morgan Stanley “acquiring fund” and its “advisory group” will be required to vote all shares of the open- or closed-end fund held by the fund and its “advisory group” in the same proportion as the votes of the other shareholders of the open- or closed-end fund.

Because MSIM and Eaton Vance are generally considered part of the same “advisory group,” an Eaton Vance “acquiring fund” that is required to comply with the voting conditions set forth in Rule 12d1-4 could potentially implicate voting conditions for a MS Fund invested in the same open- or closed-end fund as the Eaton Vance “acquiring fund.” The Committee will be notified by Compliance if the conditions are triggered for a particular open- or closed-end fund holding in an MS Fund. In the event that the voting conditions in Rule 12d1-4 are triggered, please refer to the Morgan Stanley Funds Fund of Funds Investment Policy for specific information on Rule 12d1-4 voting requirements and exceptions.
II. ADMINISTRATION OF THE POLICY
The MSIM Proxy Review Committee (the “Committee”) has overall responsibility for the Policy. The Committee consists of investment professionals who represent the different investment disciplines and geographic locations of MSIM, and is chaired by the director of the Global Stewardship Team (“GST”). Because proxy voting is an investment responsibility and may affect shareholder value, and because of their knowledge of companies and markets as well as their understanding of their clients’ objectives, portfolio managers and other members of investment staff play a key role in proxy voting, individual investment teams are responsible for determining decisions on proxy votes and may, where relevant, consult the GST. The GST administers and implements the Policy, as well as monitoring services provided by the proxy advisory firms, third-party proxy engagements and other research providers used in the proxy voting process. As noted below, certain ETFs will follow Calvert’s Proxy Voting Policy and Procedures, which is administered by Calvert’s Proxy Voting and Engagement Department and overseen by Calvert’s Proxy Voting and Engagement Committee. The GST periodically monitors Calvert’s proxy voting with respect to securities held by the ETFs.
The GST Director is responsible for identifying issues that require Committee deliberation or ratification. The GST, working with advice of investment teams, is responsible for voting on routine items and on matters that can be addressed in line with these Policy guidelines. The GST has responsibility for voting case-by-case where guidelines and precedent provide adequate guidance.
The Committee may periodically review and may amend, as necessary, the Policy and establish and direct voting positions consistent with the Client Proxy Standard following consultation and approval from the investment teams.
GST and members of the Committee may take into account Research Providers’ recommendations and research as well as any other relevant information they may request or receive, including portfolio manager and/or analyst comments and research, as applicable. Generally, proxies related to securities held in client accounts that are managed pursuant to quantitative, index or index-like strategies (“Index Strategies”) will be voted in the same manner as those held in actively managed accounts, unless economic interests or investment guidelines of the accounts differ. Because accounts managed using Index Strategies are passively managed accounts, research from portfolio managers and/or analysts related to securities held in these accounts may not be available. If the affected securities are held only in accounts that are managed pursuant to Index Strategies, and the proxy relates to a matter that is not described in this Policy, the GST will consider all available information from the Research Providers, and to the extent that the holdings are significant, from the portfolio managers and/or analysts.
A. Committee Procedures
The Committee meets at least quarterly, and reviews and considers changes to the Policy at least annually. The Committee will review developing issues, as appropriate, as requested by the GST.

B. Material Conflicts of Interest
In addition to the procedures discussed above, if the GST Director determines that an issue raises a material conflict of interest, the GST Director may request a special committee (“Special Committee”) to review, and recommend a course of action with respect to, the conflict(s) in question.
A potential material conflict of interest could exist in the following situations, among others:

•	The issuer soliciting the vote is a client of MSIM or an affiliate of MSIM and the vote is on a matter that materially affects the issuer.

•	The proxy relates to Morgan Stanley common stock or any other security issued by Morgan Stanley or its affiliates except if echo voting is used, as with MS Funds, as described herein.

•
Morgan Stanley has a material pecuniary interest in the matter submitted for a vote (e.g., acting as a financial advisor to a party to a merger or acquisition for which Morgan Stanley will be paid a success fee if completed).

•
One of Morgan Stanley’s independent directors or one of MS Funds’ directors also serves on the board of directors or is a nominee for election to the board of directors of a company held by an MS Fund or affiliate.

If the GST Director determines that an issue raises a potential material conflict of interest, depending on the facts and circumstances, the issue will be addressed as follows:

•	If the matter relates to a topic that is discussed in this Policy, the proposal will be voted as per the Policy.

•
If the matter is not discussed in this Policy or the Policy indicates that the issue is to be decided case-by-case, the proposal will be voted in a manner consistent with the Research Providers, provided that all the Research Providers consulted have the same recommendation, no portfolio manager objects to that vote, and the vote is consistent with MSIM’s Client Proxy Standard.

•	If the Research Providers’ recommendations differ, the GST Director will refer the matter to a Special Committee to vote on the proposal, as appropriate.

Any Special Committee shall be comprised of the GST Director, and at least two portfolio managers (preferably members of the Committee), as approved by the Committee. The GST Director may request non-voting participation by MSIM’s General Counsel or his/her designee and the Chief Compliance Officer or his/her designee. In addition to the research provided by Research Providers, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.
C. Proxy Voting Reporting
The GST will document in writing all Committee and Special Committee decisions and actions, which documentation will be maintained by the GST for a period of at least six years. To the extent these decisions relate to a security held by an MS Fund, the GST will report the decisions to each applicable Board of Trustees/Directors of those MS Funds (the “Board”) at each Board’s next regularly scheduled Board meeting. The report will contain information concerning decisions made during the most recently ended calendar quarter immediately preceding the Board meeting.
In addition, to the extent that Committee and Special Committee decisions and actions relate to a security held by other pooled investment vehicles, the GST will report the decisions to the relevant governing board of the pooled investment vehicle. MSIM will promptly provide a copy of this Policy to any client requesting it.
MSIM will also, upon client request, promptly provide a report indicating how each proxy was voted with respect to securities held in that client’s account.
MSIM’s Legal Department, in conjunction with GST and GST IT for MS Fund reporting and with the AIP investment team for AIP Closed-End 40 Act Fund reporting, is responsible for filing an annual Form N-PX on behalf of each MS Fund and AIP Closed-End 40 Act Fund for which such filing is required, indicating how all proxies were voted with respect to each such fund’s holdings.
Also, MSIM maintains voting records of individual agenda items a company meetings in a searchable database on its website on a rolling 12-month basis.
In addition, ISS provides vote execution, reporting and recordkeeping services to MSIM.
D. Retention and Oversight of Proxy Advisory Firms
ISS and Glass Lewis (together with other proxy research providers as we may retain from time to time, the “Research Providers”) are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided include in-depth research, global issuer analysis, record retention, ballot processing and voting recommendations.
To facilitate proxy voting MSIM has retained Research Providers to provide company level reports that summarize key data elements contained within an issuer’s proxy statement. Although we are aware of the voting recommendations included in the Research Providers’ company level reports, these recommendations are not an input into our vote nor is any potential vote prepopulated based on a Research Provider’s research. MSIM votes all proxies based on its own proxy voting policies, consultation with the investment teams, and in the best interests of each client. In addition to research, MSIM retains ISS to provide vote execution, reporting, and recordkeeping services.
As part of MSIM’s ongoing oversight of the Research Providers, MSIM performs periodic due diligence on the Research Providers. Topics of the reviews include, but are not limited to, conflicts of interest, methodologies for developing their policies and vote recommendations, and resources.
III. RECORDKEEPING
Records are retained in accordance with Morgan Stanley’s Global Information Management Policy, which establishes general Firm-wide standards and procedures regarding the retention, handling, and destruction of official books and records and other information of legal or operational significance. The Global Information Management Policy incorporates Morgan Stanley’s Master Retention Schedule, which lists various record classes and associated retention periods on a global basis.
Retention and Oversight of Outsourced Proxy Voting
Certain  MSIM exchange-traded funds (“ETFs”) will follow Calvert Research and Management’s (“Calvert”) Proxy Voting Policies and Procedures and the Global Proxy Voting Guidelines set forth in Appendix A of the Calvert Proxy Voting Policies and Procedures.  MSIM’s oversight of Calvert’s proxy voting engagement is ongoing pursuant to the 40 Act Fund Service Provider and Vendor Oversight Policy.
Policy Statement
The Policy, with respect to securities held in the accounts of clients applies to those  MSIM entities that provide discretionary investment management services and for which an  MSIM entity has authority to vote proxies. For purposes of this Policy, clients shall include: Morgan Stanley U.S. registered investment companies, other Morgan Stanley pooled investment vehicles, and  MSIM separately managed accounts (including accounts for Employee Retirement Income Security (“ERISA”) clients and ERISA-equivalent clients). This Policy is reviewed and updated as necessary to address new and evolving proxy voting issues and standards.
Each  MSIM Affiliate will use its best efforts to vote proxies as part of its authority to manage,  acquire and dispose of account assets.
− With respect to the  U.S. registered investment companies sponsored, managed or advised by any MSIM Affiliate (the “MS Funds”), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the Board of Directors/Trustees of the MS Funds.
− For other pooled investment vehicles (e.g., UCITS), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the relevant governing board.
− For separately managed accounts (including  ERISA and ERISA-equivalent clients), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under the applicable investment advisory agreement or investment management agreement. Where an  MSIM Affiliate has the authority to vote proxies on behalf of  ERISA and ERISA equivalent clients, the MSIM Affiliate must do so in accordance with its fiduciary duties under ERISA (and the Internal Revenue Code).
− In certain situations, a client or its fiduciary may reserve the authority to vote proxies for itself or an outside party or may provide an  MSIM Affiliate with a statement of proxy voting policy. The  MSIM Affiliate will comply with the client’s policy.
− Certain ETFs will follow  Calvert’s Global Proxy Voting Guidelines set forth in Appendix A of Calvert’s Proxy Voting Policies and Procedures and the proxy voting guidelines discussed below do not apply to such ETFs. See Appendix A of  Calvert’s Proxy Voting Policies and Procedures for a general discussion of the proxy voting guidelines to which these ETFs will be subject.
An  MSIM Affiliate will not vote proxies unless the investment management agreement, investment advisory agreement or other authority explicitly authorizes the MSIM Affiliate to vote proxies.

In addition to voting proxies of portfolio companies,  MSIM routinely engages with, or, in some cases, may engage a third party to engage with, the management or board of companies in which we invest on a range of environmental, social and governance issues. Governance is a window into or proxy for management and board quality.  MSIM engages with companies where we have larger positions, voting issues are material or where we believe we can make a positive impact on the governance structure.  MSIM’s engagement process, through private communication with companies, allows us to understand the governance structures at investee companies and better inform our voting decisions. In certain situations, a client or its fiduciary may provide an MSIM Affiliate with a proxy voting policy. In these situations, the  MSIM Affiliate will comply with the client’s policy.
Approved by the Board September 2015, September 27–28, 2016, September 27–28, 2017, October 3–4, 2018, September 24–25, 2019, September 30 – October 1, 2020, March 1-2, 2022, December 7-8, 2022, March 1-2, 2023 and March 13-14, 2024.

APPENDIX A
Appendix A applies to the following accounts managed by Morgan Stanley AIP GP LP (i) closed-end funds registered under the Investment Company Act of 1940, as amended; (ii) discretionary separate accounts; (iii) unregistered funds; and (iv) non-discretionary accounts offered in connection with AIP’s Custom Advisory Portfolio Solutions service.
Generally, AIP will follow the guidelines set forth in Section II of MSIM’s Proxy Voting Policy and Procedures. To the extent that such guidelines do not provide specific direction, or AIP determines that consistent with the Client Proxy Standard, the guidelines should not be followed, the Proxy Review Committee has delegated the voting authority to vote securities held by accounts managed by AIP to the Fund of Hedge Funds investment team, the Private Markets investment team or the Portfolio Solutions team of AIP. A summary of decisions made by the applicable investment teams will be made available to the Proxy Review Committee for its information at the next scheduled meeting of the Proxy Review Committee.
In certain cases, AIP may determine to abstain from determining (or recommending) how a proxy should be voted (and therefore abstain from voting such proxy or recommending how such proxy should be voted), such as where the expected cost of giving due consideration to the proxy does not justify the potential benefits to the affected account(s) that might result from adopting or rejecting (as the case may be) the measure in question.
Waiver of Voting Rights
For regulatory reasons,  AIP may either 1) invest in a class of securities of an underlying fund (the “Fund”) that does not provide for voting rights; or 2) waive 100% of its voting rights with respect to the following:

1	Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2	Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Fund’s organizational documents; provided, however, that, if the Fund’s organizational documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then AIP may exercise its voting rights with respect to such matter.

APPENDIX B — DESCRIPTION OF RATINGS
Standard & Poor’s Ratings Services
An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.
Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings it assigns to certain instruments may diverge from these guidelines based on market practices.

I. S&P’s Long-Term Issue Credit Ratings
AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.
BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
BB; B; CCC; CC; and C: Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C: An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D: An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

NR: Indicates that a rating has not been assigned or is no longer assigned.
Note: Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.
II. S&P’s Short-Term Issue Credit Ratings
A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.
A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.
A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.
B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.
C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D: A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.
NR: Indicates that a rating has not been assigned or is no longer assigned.
III. Municipal Short-Term Note Ratings
SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3: Speculative capacity to pay principal and interest.
D: ‘D’ is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example, due to automatic stay provisions.
Moody’s Investors, Inc.
Credit ratings are assigned on Moody’s global long-term and short-term rating scales and are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation, and its willingness to pay. Moody’s ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Moody’s issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available although private and unpublished ratings may also be assigned.
I. Moody’s Global Long-Term Rating Scale
Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
A: Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B: Obligations rated B are considered speculative and are subject to high credit risk.
Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.
II. Moody’s Global Short-Term Rating Scale
P-1: Ratings of Prime-1 reflect a superior ability to repay short-term debt obligations.
P-2: Ratings of Prime-2 reflect a strong ability to repay short-term debt obligations.
P-3: Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.
NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
Fitch Ratings Inc.
Fitch Ratings’ credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
I. Fitch’s Long-Term Obligations Ratings
AAA: Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA: Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A: High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB: Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.
B: Highly speculative. ‘B’ ratings indicate that material credit risk is present.
CCC: Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.
CC: Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.
C: Exceptionally high levels of credit risk. ‘C’ indicates exceptionally high levels of credit risk.
Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category.
II. Fitch’s Short-Term Ratings Assigned to Issuers and Obligations
F1: Highest Short-Term Credit Quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.
F2: Good Short-Term Credit Quality. Good intrinsic capacity for timely payment of financial commitments.
F3: Fair Short-Term Credit Quality. The intrinsic capacity for timely payment of financial commitments is adequate.
B: Speculative Short-Term Credit Quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C: High Short-Term Default Risk. Default is a real possibility.
RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.
KROLL BOND RATING AGENCY (“KBRA”)
KBRA’S RATING SCALES AND SERVICES
KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA’s ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends an (sf) indicator to ratings assigned to structured obligations. These definitions should be used in conjunction with KBRA’s rating methodologies.
LONG-TERM CREDIT
AAA: Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.
AA: Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.
A: Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.
BBB: Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.
BB: Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.
B: Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.
CCC: Determined to be at substantial risk of loss due to credit-related events, near default or in default with high recovery expectations.

CC: Determined to be near default or in default with average recovery expectations.
C: Determined to be near default or in default with low recovery expectations.
D: KBRA defines default as occurring if:

1	There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered.

2	The rated entity files for protection from creditors, is placed into receivership, or is closed by regulators such that a missed payment is likely to result.

3	The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append - or + modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.
SHORT-TERM CREDIT
KBRA’s short-term ratings indicate an ability to meet obligations that typically have maturities of 13 months or less when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA’s short-term ratings typically indicate an ability to meet obligations of three years or less. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor’s liquidity profile and access to funding. KBRA appends an (sf) indicator to ratings assigned to structured finance obligations.
K1+: Exceptional ability to meet short-term obligations.
K1: Very strong ability to meet short-term obligations.
K2: Strong ability to meet short-term obligations.
K3: Adequate ability to meet short-term obligations.
B: Questionable ability to meet short-term obligations.
C: Little ability to meet short-term obligations.
D: KBRA defines default as occurring if:

1	There is a missed interest payment, principal payment, or preferred dividend payment, as applicable, on a rated obligation which is unlikely to be recovered.

2	The rated entity files for protection from creditors, is placed into receivership, or is closed by regulators such that a missed payment is likely to result.

3	The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

NR Not Rated - KBRA has not assigned a rating to the obligation, program, or issuer.
WR Withdrawn Rating - KBRA has withdrawn the rating of a previously rated obligation, program, or issuer. This rating action may be linked to the full repayment of a security, maturity of an obligation, or some other event.

© 2026 Morgan Stanley. Morgan Stanley Distribution, Inc.

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

Part A:

Not applicable.

Part B:

Statement of Assets and Liabilities

--------

(2)	Exhibits:

(a)(1)	Certificate of Trust.(1)
(a)(2)	Agreement and Declaration of Trust.(1)
(a)(3)	Amended and Restated Agreement and Declaration of Trust.(5)
(b)	By-Laws.(1)
(c)	Not Applicable.
(d)	Not Applicable.
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Investment Advisory Agreement.(3)
(h)	Form of Distribution Agreement.(3)
(i)	Not Applicable.
(j)(1)	Custody Agreement between Registrant and Millennium Trust Company, LLC. (3)
(j)(2)	Custody Agreement between Registrant and U.S. Bank National Association. (3)
(k)(1)	Servicing Agreement.(3)
(k)(2)	Transfer Agency Agreement.(3)
(k)(3)	Expense Reimbursement Agreement.(3)
(k)(4)	Fee Waiver Agreement between Registrant and Morgan Stanley AIP GP LP.(4)
(k)(5)	Trust Agreement between Registrant and Wilmington Savings Fund Society, FSB.(4)
(k)(6)	Form of Investment Management Agreement between Morgan Stanley AIP GP LP and MPLI Capital Holdings.(4)
(l)(1)	Opinion and Consent of Dechert LLP.(9)
(l)(2)	Form of Opinion of Dechert LLP (as to tax matters).(2)
(m)	Not Applicable.
(n)	Consent of Independent Registered Public Accounting Firm.(9)
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Fund.(6)
(r)(2)	Code of Ethics of the Investment Adviser.(8)
(s)(1)	Powers of Attorney.(7)
(s)(2)	Filing Fee Exhibit.(7)
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_____________________

(1)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on June 22, 2017.
(2)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on September 15, 2017.
(3)	Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on January 17, 2018.
(4)	Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on April 30, 2018.
(5)	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on January 27, 2023.
(6)	Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A of Morgan Stanley ETF Trust, filed with the Securities and Exchange Commission on July 17, 2024.
(7)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on January 29, 2025.
(8)	Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of Morgan Stanley ETF Trust filed with the Securities and Exchange Commission on November 10, 2025.
(9)	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$139,900
Printing	$1,700
Accounting fees and expenses	$8,000
Legal fees and expenses	$33,700
Miscellaneous	$50,000
Total	$233,300

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Morgan Stanley AIP GP LP (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware on November 10, 2000. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60699).

ITEM 29	NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Ownership. Number of Record Holders: 979.

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ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant’s Agreement and Declaration of Trust filed as Exhibit 2(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to the Investment Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Investment Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Investment Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each managing director, executive officer or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Investment Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60699).

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of Registrant at 615 East Michigan Street, Milwaukee, WI 53202. The other required books and records are maintained by the Adviser at One Tower Bridge, 100 Front Street, Suite 400, West Conshohocken, PA 19428-2881.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

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ITEM 34.	UNDERTAKINGS

(1) The Registrant undertakes to suspend the offering of its units until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) Not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

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e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4) The Registrant undertakes that:

(a) Not applicable; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Not Applicable.

(6) Not Applicable.

(7) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 28th day of January, 2026.

AIP ALTERNATIVE LENDING FUND A

/s/ John H. Gernon
By:	John H. Gernon
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

(1) Principal Executive Officer		President and Principal Executive Officer

By:	/s/ John H. Gernon		January 28, 2026
John H. Gernon

(2) Principal Financial Officer and Principal Accounting Officer		Treasurer and Principal Financial Officer

By:	/s/ Francis J. Smith		January 28, 2026
Francis J. Smith

(3) Trustees

Frances L. Cashman*
Kathleen A. Dennis*
Nancy C. Everett*
Richard G. Gould III*
Eddie A. Grier*
Jakki L. Haussler*
Dr. Manuel H. Johnson*
Michael F. Klein*
Patricia A. Maleski*
W. Allen Reed (Chairman)*

By:	/s/ Mark F. Parise
	Mark F. Parise Attorney-In-Fact for the Trustees		January 28, 2026

*By Power of Attorney

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